Form 20-F
period 2021-12-31
Trillion Energy International Inc.
filed 2022-05-02
CIK 1648636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from __________ to __________

☐	shell company report pursuant to section 13 or 15(d) of the securities exchange act of 1934.

Date of event requiring this shell company report __________

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

british columbia

(Jurisdiction of incorporation or organization)

Suite 700, 838 W. Hastings Street, Vancouver, BC V6C 0A6

(Address of principal executive offices)

Mr. Arthur Halleran

(T): 250-996-4211, Email: arth@trillionenergy.com

Suite 700, 838 W. Hastings Street

Vancouver, BC V6C 0A6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value	N/A
(Title of Class)	(Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2021: 185,169,793. Common Shares with no Par Value

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes	☒ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

☐ Yes	☐ No

GENERAL MATTERS

Convention

In this Form 20-F Annual Report, all references to “British Columbia” are references to the Province of British Columbia. All references to the “Government” are references to the government of the Province of British Columbia. Unless otherwise noted, all references to “common shares”, “shares” or “common stock” are references to the common shares of the Company. All references to the “Company” or “Trillion” are references to “Trillion Energy International Inc.”.

In this document, all references to “SEC” or “Commission” are reference to the United States Securities and Exchange Commission. References to “$” are to the currency of the United States of America.

Forward Looking Statements

This Form 20-F Annual Report includes “forward-looking statements”. A shareholder or prospective shareholder should bear this in mind when assessing the Company’s business. All statements included in this annual report, other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Company’s financial position, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

The independent auditors for the Company are Harbourside CPA, Suite 1140 – 1185 West Georgia Street, Vancouver, B.C., V6E 4E6 for the Company’s December 31, 2021, 2020 and 2019 year ends.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The Company was incorporated as Park Place Energy Inc. in the State of Delaware in December, 2015. The Company changed its name to Trillion Energy International Inc. on March 19, 2019. Effective January 1, 2022, the Company completed a continuation of its jurisdiction from Delaware to British Columbia, Canada. The Company has selected a December 31 year end. The Company’s selected historical audited financial data for the years ended December 31, 2019, December 31, 2020 and December 31, 2021 are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Year End Dec. 31, 2019	Year End Dec. 31, 2020	Year End Dec. 31, 2021
Amounts in accordance with US GAAP (presented in U.S. dollars):
Total assets	7,297,185	6,487,261	7,157,813
Total liabilities	5,497,278	7,929,696	6,416,729
Net working capital (deficiency)	391,237	(1,057,725)	342,551
Shareholders’ equity (deficiency)	1,799,907	(1,422,435)	741,084
Operating revenue	3,915,799	2,584,266	3,700,727
Net loss from operations	(1,693,437)	(3,211,130)	(3,097,611)
Loss per share (basic and diluted)	(0.02)	(0.04)	(0.01)
Weighted average number of common shares (basic and diluted)	83,850,414	96,770,433	158,166,108

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks relate specifically to the Company’s business and should be considered carefully. The occurrence of any one or more of the events outlined under this section could have severe consequences on the Company’s business, financial condition and results of operations and could result in the cessation of operations or bankruptcy.

We have a history of losses and may not achieve consistent profitability in the future.

We have incurred losses in prior years. We will need to generate and sustain increased revenue levels in future periods in order to become consistently profitable, and even if we do, we may not be able to maintain or increase our level of profitability. We may incur losses in the future for a number of reasons, including risks described herein, unforeseen expenses, difficulties, complications and delays, and other unknown risks.

Our exploration, development and production activities may not be profitable or achieve our expected returns.

The future performance of our business will depend upon our ability to develop oil and natural gas reserves that are economically recoverable. Success will depend upon our ability to develop prospects from which oil and natural gas reserves are ultimately discovered in commercial quantities. Without successful exploration activities, we will not be able to develop oil and natural gas reserves or generate revenues. There are no assurances that oil and natural gas reserves will be discovered in sufficient quantities to enable us to recover our exploration and development costs or sustain our business.

The successful development of oil and natural gas properties requires an assessment of recoverable reserves, future oil and natural gas prices and operating costs, potential environmental and other liabilities, and other factors. Such assessments are inherently uncertain. In addition, no assurance can be given that our exploration and development activities will result in the discovery of reserves. Operations may be curtailed, delayed or canceled as a result of lack of adequate capital and other factors, such as lack of availability of rigs and other equipment, title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties, or unusual or unexpected formations, pressures and/or work interruptions. In addition, the costs of exploration and development may materially exceed our internal estimates.

We may be unable to acquire or develop additional reserves, which would reduce our cash flow and income.

In general, production from oil and natural gas properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If we are not successful in our exploration and development activities or in acquiring properties containing reserves, our reserves will generally decline as reserves are produced. Our oil and natural gas production will be highly dependent upon our ability to economically find, develop or acquire reserves in commercial quantities.

Our future oil and natural gas reserves, production, and cash flows, are highly dependent upon us successfully exploiting known gas resources and proved reserves. A future increase in our reserves will depend not only on our ability to flow economic rates of natural gas and potentially develop the reserves we may have from time to time, but also on our ability to select and acquire suitable producing properties or prospects and technologies for exploitation. There are no absolute guarantees that our future efforts will result in the economic development of natural gas reserves or resources.

To the extent cash flow from operations is reduced, either by a decrease in prevailing prices for oil and natural gas or an increase in finding and development costs, and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of oil and natural gas reserves would be impaired. Even with sufficient available capital, our future exploration and development activities may not result in additional reserves, and we might not be able to drill productive wells at acceptable costs.

The development of prospective resources is uncertain. In addition, there are no assurances that our resources will be converted to proved reserves.

As at December 31, 2021, all of our Bulgarian oil and gas resources are classified as prospective resources as are a significant portion of the SASB resources. There is significant uncertainty attached to prospective resource estimates. The discovery, determination and exploitation of such resources require significant capital expenditures and successful drilling and exploration programs. We may not be able to raise the additional capital that we need to develop these resources. There is no certainty that we will be able to convert prospective resources into proved reserves or that these resources will be economically viable or technically feasible to produce.

The establishment of proved reserves is subjective and subject to many uncertainties.

In general, estimates of recoverable natural resources are based upon a number of factors and assumptions made as of the date on which the resource estimates were determined, such as geological and engineering estimates, which have inherent uncertainties, and the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of resources are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the recoverable natural resources, the classification of such resources based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially.

We could lose permits or licenses on certain of our properties unless the permits or licenses are extended or we commence production and convert the permits or licenses to production leases or concessions.

Our Turkey producing properties are held in the form of production leases. Initially, our Bulgarian property will be held in the form of a license agreement. Future properties may be held in the form of permits, leases and/or license agreements that contain expiration dates and specific requirements and stipulations. If our permits or licenses expire, we will lose our right to explore and develop the related properties. If we fail to meet specific requirements of the permits, leases and/or license agreements, we may be in breach and may lose our rights or be liable for damages. Our drilling plans for these areas are subject to change based upon various factors, including factors that are beyond our control. Such factors include drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints, and regulatory approvals.

We are subject to political, economic and other risks and uncertainties in the foreign countries in which we operate.

Any international operations performed may expose us to greater risks than those associated with more developed markets. Due to our foreign operations, we are subject to the following issues and uncertainties that can adversely affect our operations in Bulgaria or other countries in which we may operate properties in the future:

●	the risk of, and disruptions due to, expropriation, nationalization, war, revolution, election outcomes, economic instability, political instability, or border disputes;

●	the uncertainty of local contractual terms, renegotiation or modification of existing contracts and enforcement of contractual terms in disputes before local courts;

●	the risk of import, export and transportation regulations and tariffs, including boycotts and embargoes;

●	the risk of not being able to procure residency and work permits for our expatriate personnel;

●	the requirements or regulations imposed by local governments upon local suppliers or subcontractors, or being imposed in an unexpected and rapid manner;

●	taxation and revenue policies, including royalty and tax increases, retroactive tax claims and the imposition of unexpected taxes or other payments on revenues;

●	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over foreign operations;

●	laws and policies of the United States and of the other countries in which we may operate affecting foreign trade, taxation and investment, including anti- bribery and anti-corruption laws;

●	the possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

●	the possibility of restrictions on repatriation of earnings or capital from foreign countries.

There can be no assurance that changes in conditions or regulations in the future will not affect our profitability or ability to operate in such markets.

The Company will comply with regulations adopted in Bulgaria adopting a moratorium on fracture stimulation activities, and the inability to conduct such activities could result in increased costs and additional operating restrictions or delays.

Fracture stimulation is a commonly used process for the completion of oil and natural gas wells and involves the pressurized injection of water, sand and chemicals into rock formations to stimulate production. Recently, there has been increased public concern regarding the potential environmental impact of fracture stimulation activities. Bulgaria has adopted regulations banning all fracture stimulation activities in Bulgaria. Consequently, the Company will not conduct such activities in Bulgaria.

We are subject to foreign currency risks.

Oil and gas operations in Turkey will generate revenues in Turkish Lira, while expenses will be incurred in Turkish Lira or U.S. dollars. Gas production in Turkey will generate Turkish Lira. Oil and gas operations in Bulgaria will generate revenues in Bulgarian Leva, while expenses will be incurred in Bulgarian Leva, U.S. dollars or Euros. Gas production in Bulgaria will generate Bulgarian Leva. As a result, any fluctuations of these currencies may result in a change in reported revenues, if any, that our projects could generate if they commence production. Accordingly, our future financial results are subject to risk based on changes to foreign currency rates.

If we lose the services of our management and key consultants, then our plan of operations may be delayed.

Our success depends to a significant extent upon the continued service of our executive management, employees, directors and consultants. Losing the services of one or more key individuals could have a material adverse effect on the Company’s prospective business until replacements are found.

Drilling for and producing oil and natural gas are high-risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Our future success depends on the success of our exploration, development and production activities in our prospects. These activities will be subject to numerous risks beyond our control, including the risk that we will be unable to economically produce our reserves or be able to find commercially productive oil or natural gas reservoirs. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project unprofitable. Further, many factors may curtail, delay or prevent drilling operations, including:

●	unexpected drilling conditions;

●	pressure or irregularities in geological formations;

●	equipment failures or accidents;

●	pipeline and processing interruptions or unavailability;

●	title problems;

●	adverse weather conditions;

●	lack of market demand for oil and natural gas;

●	delays imposed by, or resulting from, compliance with environmental laws and other regulatory requirements;

●	declines in oil and natural gas prices; and

●	shortages or delays in the availability of drilling rigs, equipment and qualified personnel.

Our future drilling activities might not be successful, and drilling success rates overall or within a particular area could decline. We could incur losses by drilling unproductive wells. Shut-in wells, curtailed production and other production interruptions may materially adversely affect our business, financial condition and results of operations.

Shortages of drilling rigs, equipment, oilfield services and qualified personnel could delay our exploration and development activities and increase the prices that we pay to obtain such drilling rigs, equipment, oilfield services and personnel.

Our industry is cyclical and, from time to time, there may be a shortage of drilling rigs, equipment, oilfield services and qualified personnel in countries in which we may operate in the future. Shortages of drilling and workover rigs, pipe and other equipment may occur as demand for drilling rigs and equipment increases, along with increases in the number of wells being drilled. These factors can also cause significant increases in costs for equipment, oilfield services and qualified personnel. Higher oil and natural gas prices generally stimulate demand and result in increased prices for drilling and workover rigs, crews and associated supplies, equipment and services. It is beyond our control and ability to predict whether these conditions will exist in the future and, if so, what their timing and duration will be. These types of shortages or price increases could significantly increase our costs, decrease our cash provided by operating activities, or restrict our ability to conduct the exploration and development activities that we currently have planned and budgeted or that we may plan in the future. In addition, the availability of drilling rigs can vary significantly from region to region at any particular time. An undersupply of drilling rigs in any of the regions in which we may operate may result in drilling delays and higher costs for drilling rigs.

A substantial or extended decline in oil and natural gas prices may adversely affect our ability to meet our future capital expenditure obligations and financial commitments.

Revenues, operating results and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. Lower oil and natural gas prices may also reduce the amount of oil and natural gas that we will be able to produce economically. Historically, oil and natural gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. The recent decline in oil prices has highlighted the volatility and if oil prices remain at this level for an extended period of time, such lower prices could adversely affect our business, financial condition, and results of operations.

A decrease in oil or natural gas prices will not only reduce revenues and profits but will also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. If oil or natural gas prices decline significantly for extended periods of time in the future, we might not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures. Oil and natural gas prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. Among the factors that could cause fluctuations are:

●	market expectations regarding supply and demand for oil and natural gas;

●	levels of production and other activities of the Organization of Petroleum Exporting Countries and other oil and natural gas producing nations;

●	market expectations about future prices for oil and natural gas;

●	the level of global oil and natural gas exploration, production activity and inventories;

●	political conditions, including embargoes, in or affecting oil and natural gas production activities; and

●	the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we will be able to produce economically. A substantial or extended decline in oil or natural gas prices may have a material adverse effect on our business, financial condition and results of operations.

We are subject to operating hazards.

The oil and natural gas exploration and production business involves a variety of operating risks, including the risk of fire, explosion, blowout, pipe failure, casing collapse, stuck tools, uncontrollable flows of oil or natural gas, abnormally pressured formations and environmental hazards such as oil spills, surface cratering, natural gas leaks, pipeline ruptures, discharges of toxic gases, underground migration, surface spills, mishandling of fracture stimulation fluids, including chemical additives, and natural disasters. The occurrence of any of these events could result in substantial losses to us due to injury and loss of life, loss of or damage to well bores and/or drilling or production equipment, costs of overcoming downhole problems, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Gathering systems and processing facilities are subject to many of the same hazards and any significant problems related to those facilities could adversely affect our ability to market our production.

Our oil and natural gas operations are subject to extensive and complex laws and government regulation, and compliance with existing and future laws may increase our costs or impair our operations.

Our oil and natural gas operations in countries in which we operate or may operate in the future will be subject to numerous laws and regulations, including those related to the environment, employment, immigration, labor, oil and natural gas exploration and development, payments to local, foreign and provincial officials, taxes and the repatriation of foreign earnings. If we fail to adhere to any applicable laws or regulations, or if such laws or regulations restrict exploration or production, or negatively affect the sale, of oil and natural gas, our business, prospects, results of operations, financial condition or cash flows may be impaired. We may be subject to governmental sanctions, such as fines or penalties, as well as potential liability for personal injury, property or natural resource damage and might be required to make significant capital expenditures to comply with federal, state or international laws or regulations. In addition, existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, could adversely affect our business or operations, or substantially increase our costs and associated liabilities.

In addition, exploration for, and exploitation, production and sale of, oil and natural gas in countries in which we operate or may operate in the future are subject to extensive national and local laws and regulations requiring various licenses, permits and approvals from various governmental agencies. If these licenses or permits are not issued or unfavorable restrictions or conditions are imposed on our exploration or drilling activities, we might not be able to conduct our operations as planned. Alternatively, failure to comply with these laws and regulations, including the requirements of any licenses or permits, might result in the suspension or termination of operations and subject us to penalties. Our costs to comply with such laws, regulations, licenses and permits are significant.

Specifically, our oil and natural gas operations in countries in which we operate or may operate in the future will be subject to stringent laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and/or criminal penalties, incurring investigatory or remedial obligations and the imposition of injunctive relief.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Although we intend to comply in all material respects with applicable environmental laws and regulations, there can be no assurance that we will be able to comply with existing or new regulations. In addition, the risk of accidental spills, leakages or other circumstances could expose us to extensive liability. We are unable to predict the effect of additional environmental laws and regulations that may be adopted in the future, including whether any such laws or regulations would materially adversely increase our cost of doing business or affect operations in any area.

Under certain environmental laws that impose strict, joint and several liability, we may be required to remediate our contaminated properties regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were or were not in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property may result from environmental and other impacts of our operations. Moreover, new or modified environmental, health or safety laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. Therefore, the costs to comply with environmental, health or safety laws or regulations or the liabilities incurred in connection with them could significantly and adversely affect our business, financial condition or results of operations.

In addition, many countries have agreed to regulate emissions of “greenhouse gases.” Methane, a primary component of natural gas, and carbon dioxide, a by-product of burning of oil and natural gas, are greenhouse gases. Regulation of greenhouse gases could adversely impact some of our operations and demand for some of our services or products in the future.

Competition in the oil and natural gas industry for licenses is intense, and many of our competitors have greater financial, technological and other resources than we do, which may adversely affect our ability to compete.

We will be operating in the highly competitive areas of oil and natural gas exploration, development, production and acquisition with a substantial number of other companies, both foreign and domestic. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

●	seeking oil and natural gas exploration licenses and production licenses;

●	acquiring desirable producing properties or new leases for future exploration;

●	marketing oil and natural gas production;

●	integrating new technologies; and

●	contracting for drilling services and equipment and securing the expertise necessary to develop and operate properties.

Many of our competitors have substantially greater financial, managerial, technological and other resources than we do. These companies are able to pay more for exploratory prospects and productive oil and natural gas properties than we can. To the extent competitors are able to pay more for properties than we are paying, we will be at a competitive disadvantage. Further, many of our competitors enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Our ability to explore for and produce oil and natural gas prospects and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

We might not be able to obtain necessary permits, approvals or agreements from one or more government agencies, surface owners, or other third parties, which could hamper our exploration, development or production activities.

There are numerous permits, approvals, and agreements with third parties that will be necessary in order to enable us to proceed with our exploration, development or production activities and otherwise accomplish our objectives. The government agencies in international countries have discretion in interpreting various laws, regulations, and policies governing operations under licenses such as the license we are obtaining in Bulgaria. Further, we may be required to enter into agreements with private surface owners to obtain access to, and agreements for, the location of surface facilities. In addition, because many of the laws governing oil and natural gas operations in international countries have been enacted relatively recently, there is only a relatively short history of the government agencies handling and interpreting those laws, including the various regulations and policies relating to those laws. This short history does not provide extensive precedents or the level of certainty that allows us to predict whether such agencies will act favorably toward us. The governments have broad discretion to interpret requirements for the issuance of drilling permits. Our inability to meet any such requirements could have a material adverse effect on our exploration, development or production activities.

Risks Related to Our Common Stock

The value of our common stock may be affected by matters not related to our own operating performance.

The value of our common stock may be affected by matters that are not related to our operating performance and are outside of our control. These matters include the following:

●	general economic conditions in the United States and globally;

●	industry conditions, including fluctuations in the price of oil and natural gas;

●	governmental regulation of the oil and natural gas industry, including environmental regulation and regulation of fracture stimulation activities;

●	fluctuation in foreign exchange or interest rates;

●	liabilities inherent in oil and natural gas operations;

●	geological, technical, drilling and processing problems;

●	unanticipated operating events that can reduce production or cause production to be shut in or delayed;

●	failure to obtain industry partner and other third-party consents and approvals, when required;

●	stock market volatility and market valuations;

●	competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;

●	the need to obtain required approvals from regulatory authorities;

●	worldwide supplies and prices of, and demand for, oil and natural gas;

●	political conditions and developments in each of the countries in which we operate;

●	political conditions in oil and natural gas producing regions;

●	revenue and operating results failing to meet expectations in any particular period;

●	investor perception of the oil and natural gas industry;

●	limited trading volume of our common shares;

●	announcements relating to our business or the business of our competitors;

●	the sale of assets;

●	our liquidity;

●	our ability to raise additional funds; and

●	the uncertain impact of the COVID-19 pandemic on our operations and the economy.

In the past, some companies that have experienced volatility in the trading price of their common stock have been the subject of securities class action litigation. We might become involved in securities class action litigation in the future. Such litigation often results in substantial costs and diversion of management’s attention and resources and could have a material adverse effect on our business, financial condition and results of operation.

Investment in our common stock is speculative due to the nature of our business.

An investment in our common stock is speculative due to the nature of our involvement in the acquisition and exploration of oil and natural gas properties.

Our shareholders may experience dilution as a result of our issuance of additional common stock or the exercise of outstanding options and warrants.

We may enter into commitments in the future that would require the issuance of additional common stock. We may also grant additional share purchase warrants, restricted stock units or stock options. The exercise of share purchase warrants, restricted stock units or stock options and the subsequent resale of common stock in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future. Any stock issuances from our treasury will result in immediate dilution to existing shareholders.

We have never declared or paid cash dividends on our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our Board of Directors considers relevant. Accordingly, investors may only see a return on their investment if the value of our securities appreciates.

Our stock price is volatile.

Our common stock is traded on the Canadian Securities Exchange (the CSE) and the the OTCQB. There can be no assurance that an active public market will continue for our common stock, or that the market price for our common stock will not decline below its current price. Such price may be influenced by many factors, including, but not limited to, investor perception of us and our industry and general economic and market conditions. The trading price of our common stock could be subject to wide fluctuations in response to a variety of matters and market conditions.

Our common stock will be subject to the “Penny Stock” Rules of the SEC.

Our securities will be subject to the “penny stock rules” adopted pursuant to Section 15(g) of the Exchange Act. The penny stock rules apply generally to companies whose common stock trades at less than $5.00 per share, subject to certain limited exemptions. Such rules require, among other things, that brokers who trade “penny stock” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Some brokers have decided not to trade “penny stock” because of the requirements of the “penny stock rules” and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the “penny stock rules” for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the “penny stock rules,” investors will find it more difficult to dispose of our securities.

A decline in the price of our common stock could affect our ability to raise further working capital and create additional dilution to existing shareholders upon any financings.

A decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise additional capital for our operations. Because our operations to date have been principally financed through the sale of equity securities, a decline in the price of our common stock could have an adverse effect upon our liquidity; and if we sell such equity securities at a lower price, such sales could cause excessive dilution to existing shareholders.

We may issue debt to acquire assets or for working capital.

From time to time our Company may enter into transactions to acquire assets or the stock of other companies or we may require funding for general and administrative purposes. These transactions may be financed partially or wholly with debt, which may increase our debt levels above industry standards. Our governing documents do not limit the amount of indebtedness that our Company may incur. The level of our indebtedness from time to time could impair our ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

We may issue additional equity securities without the consent of shareholders. The issuance of any additional equity securities would further dilute our shareholders.

Our Board of Directors has the authority, without further action by the shareholders, to issue up to 450,000,000 shares of common stock authorized under our charter documents, of which 185,169,793 shares were issued and outstanding as of December 31, 2021. We may issue additional shares of common stock or other equity securities, including securities convertible into shares of common stock, in connection with capital raising activities. The issuance of additional common stock would also result in dilution to existing shareholders.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Trillion Energy International Inc. is focused on its oil and gas producing assets in Turkey specifically its SASB Natural Gas field as well as its Cendere Oil field. It also has an exploration license in Bulgaria which it intends to explore for coal bed methane generated natural gas.

During the year ended December 31, 2021, the Company’s focus was on obtaining funding to produce the Company’s reserves in the oil and gas fields in Turkey, which management expects will generate significant additional cash-flow for the Company. The Company received approximately $18,244,000 CAD in gross proceeds pursuant to private placement subscriptions in March 2022, most of which is earmarked for development wells on the SASB gas field in Turkey. The Company plans to raise another $10,000,000 during the second quarter of 2022 (the “Additional Funding”). The extent and timing of further development is contingent upon receiving the Additional Funding. The Company’s plan is to commence further development during July 2022 when the Uranus jackup rig is scheduled to arrive at the SASB gas field. The Uranus Rig is based in Romania and will be used to drill a series of production wells and workovers commencing with reserves as well as to perform certain rig based workovers.

The Bulgaria license area holds upside attraction as a potential natural gas coal bed methane exploration project. The license area was extensively drilled for coal exploration from 1964 to 1990, with over 200 wells and which delineated considerable (estimated at 1 TCF) unrisked natural gas resources in or about 70 coal seams generating natural gas. It was determined that coal mining was not technically feasible due to depth, however, the coal exploration drilling provided the Company with an extensive geological control of the block.

Turkey

The Company owns interests in the producing Cendere oil field (“Cendere”) and producing South Akcakoca Sub-Basin (“SASB”) gas field in Turkey. Cendere, a mature oilfield, is a long-term low decline oil reserve. The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkey.

The SASB field holds upside through exploitation of reserves and resources where significant infrastructure is in place to realize same, including pipelines, offshore platforms, and a gas processing plant capable of processing 150,000 MCF/day. With this base of operations in Turkey and its experienced management team, the Company is poised to exploit these assets and for further growth in the region.

Cendere

At December 31, 2021, the gross oil production rate for the producing wells in Cendere was 574 bbls/day (barrels per day); the average daily 2021 gross production rate for the field was 809 bbls/day. At the end of December 2021, oil is currently sold at a price of approximately US$74 per barrel (“bbl”) for a netback per barrel of approximately US$31.82/bbl. At December 31, 2021, the Cendere field was producing 82 barrels of oil per day net to us; and averaged 124 barrels per day during 2021 net to the Company.

SASB

SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The SASB fields are located off the north coast of Turkey towards the western end of the Black Sea. Total gross production to date from the four fields is approximately 42.1 billion cubic feet (“Bcf”).

The Company plans to commence drilling additional wells and to conduct workovers on SASB commencing July, 2022, at which time the Uranus Rig from Romania is scheduled to arrive on the licence block. The initial program will be seven wells (two workovers and five new directional wells) all which are expected to produce immediately upon completion. The Company plans to extend the work program for up to an additional 10 wells, subject to in part on the production results of the seven first wells.

New wells have not been drilled on SASB since 2011 and the current four producing wells are over 10 years old and require workovers or are depleted. As at December 31, 2021, the gross gas production rate for the remaining producing wells in SASB was 0.395 million cubic feet per day (“MMcfd”); the average daily 2021 gross production rate for the field was 0.643 MMcfd. The average gas sale price year to date was, US$6.29/Mcf and US$8.46 per Mcf for the quarter ended December 31, 2021, for a netback per Mcf of approximately minus US$4.41. The lower net back is a result of relatively lower production levels being incurred due to natural decline, down approximately 96% since peak production rates occurred during 2011, given no new wells have been drilled since 2011. The Company anticipates that as new wells come online, the netback will increase substantially. At the end of December 2021, gas is currently sold at a price of approximately US$8.73/MCF. Current natural gas prices are over US$15/MCF. The Company also plans to investigate around the SASB development license area, which is currently 12,385 hectares, by applying for a Technical Investigation Survey Permit for 200,000 hectares of surrounding area (“the Permit”). Upon receiving the Permit, the Company planned to reprocess existing 3D and 2D seismic with new technology. Such new technology is expected to improve the resolution of the data and define new exploration targets around the SASB.

Bulgaria license

In October of 2010, the Company was awarded an exploration permit for the “Vranino 1-11 Block”, a 98,205 acre oil and gas exploration land located in Dobrudja Basin, Bulgaria, by the Bulgarian Counsel of Ministers. On April 1, 2014, the Company entered into an Agreement for Crude Oil and Natural Gas Prospecting and Exploration in the Vranino 1-11 Block with the Ministry of Economy and Energy of Bulgaria (the “License Agreement”). The initial term of the License Agreement is five years. This five-year period will commence once the Bulgarian regulatory authorities approve of the Company’s work programs for the permit area. The License Agreement (or applicable legislation) provides for possible extension periods for up to five additional years during the exploration phase, as well as the conversion of the License Agreement to an exploitation concession, which can last for up to 35 years. Under the License Agreement, the Company will submit a yearly work program that is subject to the approval of the Bulgarian regulatory authorities. The running time for the work program has not yet commenced for the work program, due to certain environmental reports being required to be completed first.

Developments of the Business after the Reporting Period

On February 16, 2022 the Company announced it has signed a purchase order with Schlumberger (“SLB”) to provide all well engineering design services and drilling support for new well drilling operations at the SASB gas field, Black Sea Schlumberger is the world’s leading provider of technology for drilling and production to the global energy industry.

SLB’s services will include design and engineering of: well directional trajectories, offset analysis, casing requirements, drilling mud programs, directional tools, and the like. The initial engineering and planning services will be delivered during Q2 of 2022, in anticipation of drilling to commence in Q3 2022.

On February 17, 2022 the Company announced that it had signed a Memorandum of Understanding (“MOU”) to obtain drilling services from GSP Offshore SRL (“GSP”). The services are for the Company’s planned SASB natural gas production and development program in the Black Sea. GSP was selected as its Uranus jack-up drilling rig is currently in the Black Sea, thus reducing costs of mobilization and because GSP has previously successfully drilled prior wells on the SASB gas field. GSP anticipates the Uranus rig will be able to commence service during July 2022 subject to a definitive agreement being executed by all parties. The rig service rate is USD $95,000 per day.

The MOU anticipates drilling five new wells and two recompletions (the “Initial Program”). The Initial Program will target primarily prior 41BCF (billion cubic feet -100% interest) natural gas discoveries assessed as 2P reserves by GLJ, an independent reserves consultant. The duration of the Initial Program is expected to be 7 months with one new well being put into production every 15-45 days.

The new wells are anticipated to produce immediately upon completion with production sold into the existing pipeline grid under contract, where high demand exists for the Company’s production as natural gas prices hit a record high of over USD $15 MCF during March 2022.

The Company also desires to utilize the GSP rig for an additional 7-10 new well drillings /workovers continuously after the completion of the Initial Program, on the same or similar fiscal terms as the Initial Program. This subsequent project primarily includes low-risk development wells and or additional wells drilled into producing gas pool reserves. The exact number of wells targeted for the second program will depend on the results of the Initial Program.

It is the Company’s plan to drill all 17 wells, more or less continuously, bringing one new well into production every 45 days starting the 3rd quarter of 2022 and then throughout the duration of 2023, thereby significantly ramping up the Company’s production over that time frame.

The Company and GSP have commenced negotiating a drilling services contract for the Initial Program which will reflect the principles agreed upon in the MOU.

Strategic Focus

Our focus currently is increasing oil and gas production and in particular, our natural gas reserves at the SASB gas field in Turkey, which we expect will generate significant cash-flow and profits for the Company. Further development is contingent upon receiving further funding, and our plan is to further develop the fields when funding is received. The Bulgaria license area holds upside exploration potential as a potential coal bed methane natural gas project. The license area was extensively drilled for coal exploration from 1964 to 1990. It was determined that coal mining was not technically feasible. However, the coal exploration drilling provided us with an extensive database.

B. Business Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The move coincided with the redomicile of the Company from Delaware to British Columbia, a move which was approved by shareholders in November 2021. The Company also has a registered office in Turkey and Bulgaria. The Company was originally incorporated in Delaware in 2015, and in January 2022 became a British Columbia company. The Company’s shares are traded on the OTCQB under the symbol “TCFF.F” and trade on the Canadian Securities Exchange under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy International Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy International Inc. The redomicile is effective January 22, 2022 and the Company started to operate under the name Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

C. Organizational Structure

The Company is part of a corporate group. The Company has the following subsidiaries:

Park Place Energy Corp. (“PPE Corp.”); (a Nevada corporation)
Park Place Energy Bermuda (“PPE Bermuda”) (a Bermuda corporation);
BG Exploration EOOD (“BG Exploration”) (a Bulgarian Corporation) ; and
Park Place Energy Turkey (“PPE Turkey”) (a Cayman Island Corporation)

D. Property and Equipment

Turkey Properties

On January 18, 2017, the Company completed the acquisition of three oil and gas exploration and production companies operating in Turkey (the “PPE Companies”). As a result of the acquisition of the PPE Companies, the Company now owns interests in three producing oil and gas fields in Turkey, one of which is offshore and the other two are onshore.

SASB

The primary asset of the PPE Turkey is the offshore production license called the South Akcakoca Sub-Basin (“SASB”). PPE Turkey owns a 49% working interest in SASB which has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea in water depths ranging from 60 to 100 meters. Gas is produced from Eocene age sandstone reservoirs at subsea depths ranging from 1,100 to 1,800 meters.

The three nearer shore gas fields of Ayazli (discovered in 2004), Dogu Ayazli (discovered 2005) and Akkaya (discovered in 2006) were included in an initial phase of development with first gas production in 2007. The deeper water Akcakoca field (discovered in 2006) was developed later with first gas production in 2011. All the fields are developed using unmanned well head platforms/tripods tied back via an 18 km 12-inch pipeline to shared processing and compression facilities onshore at Cayagzi gas plant. The gas plant at Cayagzi is capable of processing up to 75 million cubic feet of gas per day. Sales gas is exported via an 18.6 km long 16-inch onshore pipeline, which ties into the main national gas transmission network operated by BOTAS. Historically, gas has been produced at rates of as high as 30 MMcf/d from SASB; total gross production to date from the four fields is in excess of 40 Bcf. The production license for SASB is covered by a modern 223 square kilometre 3D survey. There are five additional gas discoveries in SASB that have not yet been developed. Also, there are several additional prospects defined by 3D seismic data.

In March 2021, the Company announced its plans to investigate around the SASB development license area, which is currently 12,385 hectares, by applying for a Technical Investigation Survey Permit for 200,000 hectares of surrounding area (“the Permit”). Upon receiving the Permit, the Company plans to reprocess existing 3D and 2D seismic with new technology. Such new technology is expected to improve the resolution of the data and define new exploration targets around the SASB.

As of December 31, 2021, there are four production wells over 4 platforms. 5 wells were drilled and tested and temporarily abandoned pending connection to production pipeline (“Undeveloped Discoveries”), several wells require workovers to restore production. There was no new drilling during the fiscal year, however, well maintenance has occurred. Currently, the Company plans to commence a revitalization program by drilling new wells and is tentatively scheduled to commence in 2022.

Cendere

With the acquisition of the PPE Turkey, the Company also acquired a 19.6% interest in the Cendere field except three wells where the Company has a 9.8% interest, a producing oil field located in Central Turkey. At year-end 2020, the Cendere field was producing 150 barrels of oil per day, net to the PPE Turkey Companies; and averaged 118 barrels per day during 2020 net to the PPE Turkey.

A description of the Cendere Field geological and reservoir characteristics is as follows. The reservoirs are located in the South East Anatolian Basin and within the Middle Cretaceous period. The carbonated Derdere Formation is the main reservoir in Cendere Field and has dolomitization and fracturing, which enhance its production characteristics. There are also four additional oil reservoirs contained within Cendere Field.

The Cendere Field is covered by 54 km2 of 3D seismic that was acquired in 2004.

The field was developed using a collection of dispersed oil wells from which production is collected and exported to the Cendere gathering station. The produced oil is exported to the TPAO Karakus processing facility which then is transported onwards to the BOTAS-operated oil pipeline.

There are 20 well pads which currently house 16 producing wells spread over an area of approximately 15 square kilometers. A field gathering station, located to the southwest of the Cendere Field collects the oil and produced water from a collection of flowlines and manifolds.

The Cendere Field is a long-term low decline oil reserve.

Bakuk

A 50% operated interest in the shut-in Bakuk gas field located near the Syrian border.

Bulgarian Property

In October of 2010, the Company was awarded an exploration permit for the “Vranino 1-11 Block”, a 98,205 acre oil and gas exploration land located in Dobrudja Basin, Bulgaria, by the Bulgarian Counsel of Ministers. On April 1, 2014, the Company entered into an Agreement for Crude Oil and Natural Gas Prospecting and Exploration in the Vranino 1-11 Block with the Ministry of Economy and Energy of Bulgaria (the “License Agreement”). The initial term of the License Agreement is five years. This five-year period will commence once the Bulgarian regulatory authorities approve of the Company’s work programs for the permit area. The License Agreement (or applicable legislation) provides for possible extension periods for up to five additional years during the exploration phase, as well as the conversion of the License Agreement to an exploitation concession, which can last for up to 35 years. Under the License Agreement, the Company will submit a yearly work program that is subject to approval of the Bulgarian regulatory authorities.

The Company’s commitment is to perform geological and geophysical exploration activities in the first 3 years of the initial term (the “Exploration and Geophysical Work Stage”), followed by drilling activities in years 4 and 5 of the initial term (the “Data Evaluation and Drilling Stage”). The Company is required to drill 10,000 meters (approximately 32,800 feet) of new wellbore (which may be vertical, horizontal or diagonal) and conduct other exploration activities during the initial term.

Pursuant to the License Agreement, the Company is obligated to incur minimum costs during the initial term as follows:

(i)	$925,000 for the Exploration and Geophysical Work Stage; and

(ii)	$3,675,000 for the Data Evaluation and Drilling Stage.

In addition, during the term of the License Agreement, the Company is obligated to pay an annual land rental fee of 15,897 BGN (US $9,061 based on the exchange rate of 0.57 Lev to U.S. Dollar as of April 1, 2022). The Company is permitted to commence limited production during the initial term of the License Agreement. Upon confirmation of a commercial discovery, the Company is entitled to convert the productive area of the license to an exploitation concession that may last for up to 35 years provided that the minimum work commitments are satisfied.

Before the license for the Bulgarian CBM project is “effective”, the Company’s overall work program and first year annual work program must be approved by both the Bulgarian environmental ministry and the energy ministry. On August 26, 2014, the Bulgarian environmental agency approved the Company’s overall work program and first year annual work program. The Company is currently working on an environmental assessment in order to finalize the exploration permit.

Reserves Reported to Other Agencies

We have not filed estimates of total in-place resources or proved oil and gas reserves with any other federal authority or agency in the United States, Canada, Turkey or Bulgaria at this time. Presently, we are not required to prepare an estimate with respect to the Bulgarian property because our license has not yet become effective. We will file such reports as and when required under applicable regulations after receiving the Bulgarian exploration permit.

Reserves

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices

Reserves category	Reserves
	Oil (mbbls)	Natural gas (mmcf)
PROVED
Developed:
Turkey	212
Undeveloped:
Turkey	-	11,526
TOTAL PROVED	212	11,526
PROBABLE
Developed:
Turkey	74
Undeveloped:
Turkey	-	8,609
TOTAL PROVED AND PROBABLE	286	20,135
POSSIBLE
Developed:
Turkey	62
Undeveloped:
Turkey	-	11,225
TOTAL PROVED, PROBABLE AND POSSIBLE	348	31,360

An independent firm, GLJ Petroleum Consultants (GLJ or GLJ Consultants) completed an independent reserves assessment and evaluation of the oil and gas properties located in Turkey of Trillion Energy International Inc.. The effective date of this evaluation is December 31, 2021. The evaluation was prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

Undeveloped Acreage

The following table sets forth the amounts of our undeveloped acreage as of December 31, 2021 as awarded in the Bulgarian License Agreement:

Area	Undeveloped Acreage(1)
	Gross	Net
Bulgaria Vranino	98,205	98,205
TOTAL	98,205	98,205

(1)	Undeveloped acreage is considered to be those lease hectares on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves.

Item 4A. unresolved staff comments

Not applicable.

Item 5. operating and financial review and prospects

The following discussion is management’s explanation of factors that have affected the Company’s financial condition and results of operations for the historical periods covered by the financial statements, and management’s assessment of factors and trends which are anticipated to have material effect on the Company’s financial condition and results of operations in future periods.

A. Operating Results

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The net loss for the year ended December 31, 2021, decreased by 42% with $2,050,551 recognized during the 2021 fiscal year as compared to a net loss of $3,533,284 for the year ended December 31, 2020. Factors contributing to the net loss for the year included the following:

Revenue

Revenues increased by $1,116,461 from $2,584,266 in 2020 to $3,700,727 in 2021. The increase is primarily due to the increase in production and also due to the increase in oil price during the year ended December 31, 2021, compared to the year ended December 31, 2020.

Expenses

For the year ended December 31, 2021, the Company incurred production expenses related to its Turkey operations of $2,617,118 (2020 - $2,378,626), depletion charges of $233,798 (2020 - $239,002), depreciation expense of $31,768 (2020 - $37,633) and asset retirement obligation accretion expense of $416,354 (2020 - $377,197). Production expenses increased by $238,492 largely due to increase in production volumes as discussed above. Depletion and depreciation expenses were consistent with the prior period. Accretion of asset retirement costs increased by $39,157 for the year ended December 31, 2021 primarily due to revaluation of the asset retirement obligation at December 31, 2020 which increased the carrying value of the obligation.

For the year ended December 31, 2021, the Company had general and administrative expenses of $2,248,164, compared to $1,894,081 for the year ended December 31, 2020. $1,253,770 ($910,108 – December 31, 2020) in expenses were from the North American head office and $$979,926 ($977,182 – December 31, 2020) for the Turkey office.

For the year ended December 31, 2021, the Company had investor relations expenses of $914,770, compared to $458,302 for year ended December 31, 2020. All of these expenses were related to the North American head office.

Other Income (Expense)

For the year ended December 31, 2021, the Company had other income of $1,047,060 compared to other expenses of $322,154 for the year ended December 31, 2020. Other income for the year ended December 31, 2021, consists mainly of the gain from the change in the fair value of the derivative liability of $1,473,638 (loss of $199,789 – December 31, 2020) offset by loss on debt extinguishment of $238,724 ($22,406 – December 31, 2020), finance costs of $176,386 (nil – December 31, 2020), and interest expense of $126,027 ($85,100 – December 31, 2020). The derivative liability arises from the Company’s warrants which are exercisable in Canadian dollars as they have an exercise price denominated in a currency other than the Company’s functional currency of the US dollar. Over the period, the value of the derivative liability increased substantially as a result of the increase in the Company’s share price from $0.06 as at December 31, 2020 to $0.165 as at December 31, 2021.

Total Assets

Total assets as at December 31, 2021 increased by $670,552 from $6,487,261 as at December 31, 2020 to $7,157,813. The increase in total assets was primarily a result of an increase in cash of $824,278. The increase in cash is primarily a result of aggregate proceeds received of approximately 1.9M for the exercise of warrants and options, receiving a $500,000 loan during the period, and a foreign exchange effect on cash of approximately $220,000, all partially offset by cash used in operations of approximately $1.8M.

Total Non-current Financial Liabilities

Total non-current financial liabilities as at December 31, 2021 decreased by $944,664 from $5,871,646 as at December 31, 2020 to $4,926,982. The decrease in total non-current financial liabilities was primarily a result of a $1,331,673 decrease in derivative liabilities as a result of the warrants from which the derivative liabilities originate being exercised or expiring during the year ended December 31, 2021. This is offset by an increase of $416,354 in the Company’s asset retirement obligation as a result of annual accretion.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following summary of our results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2020 and 2019, which are included herein.

Revenue

For the year ended December 31, 2020, the Company had oil and gas revenue of $2,584,266, compared to $3,915,799 for the year ended December 31, 2019. Oil and gas revenue denominated in Turkish Liras was ₺17,982,881 for the year ended December 31, 2020, compared to ₺22,244,942 for the year ended December 31, 2019. Production levels decreased by 6.6% year over year. Additionally, revenue also decreased due to the devaluation of the Turkish Lira compared to the U.S. dollar of approximately 18% over the comparable period.

Expenses

For the year ended December 31, 2020, the Company incurred production expenses related to its PPE Turkey operations of $2,378,626 (2019 - $2,593,180), depletion charges of $239,002 (2019 - $302,094), depreciation expense of $37,633 (2019 - $76,413) and asset retirement obligation accretion expense of $377,197 (2019 - $417,965). Accretion of asset retirement costs decreased by $40,768 for the year ended December 31, 2020 primarily due to the decrease in the asset retirement obligation cost base from the revisions to SASB field on December 31, 2019. Depreciation decreased by $38,780 for the year ended December 31, 2020 primarily due to the accelerated depreciation of leasehold improvements after terminating an office lease arrangement in the prior year. Production expenses and depletion charges decreased by $214,554 and $63,092, respectively, primarily due to devaluation of the Turkish Lira compared to the U.S. dollar of approximately 18% over the comparable period and decreased production levels from the prior year.

For the year ended December 31, 2020, the Company had stock-based compensation of $410,555, compared to $437,725 for the year ended December 31, 2019. The expense for the year ended December 31, 2020 included $246,255 for the grant of 4,070,000 stock options under the 2013 Option Plan and $164,300 for the grant and vesting of 2,425,000 RSU’s.

For the year ended December 31, 2020, the Company had general and administrative expenses of $2,352,383, compared to $1,781,860 for the year ended December 31, 2019. $1,368,410 in expenses were from the North American head office. In general and administrative expenses in the North American operations, $650,478 was for consulting and management fees, $45,719 for legal and professional fees and $137,934 for audit and financial services. Turkey general and administrative expenses accounted for $977,183 of the total general and administrative for 2020.

B. Liquidity and Capital Resources

The following table summarizes our liquidity position:

	December 31, 2021 ($)	December 31, 2020 ($)	December 31, 2019 ($)
Cash	1,026,990	202,712	863,017
Working capital	342,551	(1,057,725)	391,237
Total assets	7,157,813	6,487,261	7,297,185
Total liabilities	6,416,729	7,929,696	5,497,278
Stockholders’ equity	741,084	(1,442,435)	1,799,907

During the year ended December 31, 2020, working capital decreased to a deficit of $1,057,725 from a working capital of $391,237 at December 31, 2019. The $1,448,962 decrease in working capital is primarily attributable to a decrease in cash of $660,305, an increase in AP of approximately $325,000 and an increase in current loans payable of approximately $535,000. The increase in AP is a result of the Company conversing cash during the year and the increase in current loans payable is a result of the Company incurring more debt financing during fiscal 2020 coupled with debt entered into in 2019 being reclassified to current.

During the year ended December 31, 2021, working capital increased to $342,551 from a working capital deficit of $1,057,725 as at December 31, 2020. The $1,400,276 increase in working capital is attributable to an increase in cash of $824,278 primarily from the proceeds received for the exercise of warrants and options. Furthermore, with the increase in cash, the Company paid off current liabilities.

The Company will need additional capital to fund its development program over the next 12 months. After year end, the Company completed a private placement for approximately $18,244,000 CAD in gross proceeds. The Company’s ability to raise additional funds is subject to a number of uncertainties and risk factors.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	December 31, 2021 ($)	December 31, 2020 ($)	December 31, 2019 ($)
Net cash provided by (used in):
Operating activities	(1,883,502)	(1,650,672)	176,317
Investing activities	(181,845)	(78,809)	(48,064)
Financing activities	2,663,300	1,028,702	113,843
Effect of exchange rate on cash and cash equivalents	220,000	(44,669)	(180,444)
Increase (decrease) in cash, cash equivalents, and restricted cash	817,953	(745,448)	61,652

Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was $1,883,502, compared to $1,650,672 cash used in operating activities for the year ended December 31, 2020. The current period loss of $2,050,551 was coupled with $570,746 in changes in working capital items and offset by $737,796 in net non-cash items for the year ended December 31, 2021. This compares to a prior year loss of $3,533,284, offset by $1,571,758 in net non-cash items and $310,854 in changes in working capital items.

Net cash used in operating activities for the year ended December 31, 2020 was $1,650,672, compared to $176,317 cash used in operating activities for the year ended December 31, 2019. The fiscal 2020 year loss of $3,533,284 was offset by $1,571,758 in net non-cash items and $310,854 in changes in working capital items. This compares to a prior year loss of $1,683,493, offset by $1,323,960 in net non-cash items and $535,850 in changes in working capital items.

Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $181,845, compared to $78,809 used for the year ended December 31, 2020. Oil and gas properties expenditures increased to $66,122 from $5,084 in the comparative period and property and equipment expenditures increased to $180,739 from $73,725 in the comparative period.

Net cash used for investing activities for the year ended December 31, 2020 was $78,809, compared to $48,064 used for the year ended December 31, 2019. Oil and gas properties expenditures decreased to $5,084 in fiscal 2020 from $37,449 in 2019.

Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements and loans from shareholders.

Net cash provided by financing activities for the year ended December 31, 2021 was $2,663,300, compared to $1,028,702 for the year ended December 31, 2020. Cash provided by financing activities in the current period was primarily related to $2,508,796 in proceeds for the issuance of shares related to private placements and warrant and option exercises. The Company also received $525,642 in loans during the period. In the comparative period cash from financing activities was primarily related to the issuance of common shares, partially offset by repayment of loans payable.

Net cash provided by financing activities for the year ended December 31, 2020 was $1,028,702, compared to $113,843 for the year ended December 31, 2019. Cash provided by financing activities in the 2020 fiscal year was mainly from the issuance of common shares, partially offset by repayment of loans payable. This compares to the prior year where cash provided by financing activities was from issuance of common stock, partially offset by repayment of loans payable.

Future Operating Requirements

Based on our current plan of operations, we estimate that we will require approximately US$6,000,000 to cover our plan of operations over the next 12 months. We will require approximately US$20,000,000 for drilling wells at SASB.

Our current plan of operations is the drilling of up to five (5) new wells at SASB and to reenter two existing wells to perform workovers to increase gas production. An additional 10 wells are planned to be drilled after these first seven wells are drilled. Depending on the timing of the drilling operations at our current interest (currently 49%), we project we will incur up to an additional $16 to $74 million in capital expenditures of which approximately $25,000,000 will be incurred over the next 12 months to enable us to conduct such operations

As of December 31, 2021, the Company had unrestricted cash of $1,026,990 and current liabilities of $1,489,747. The Company is attempting to raise additional capital to fund its future exploration and operating requirements. The Company completed an approximately CAD $18,244,000 private placement in March 2022, the proceeds of which are to be used for SASB development.

C. Research and Development, Patents and Licenses, Etc.

The Company has not developed a research and development policy. The Company holds no patents or licenses including technology licenses.

D. Trend Information

The natural gas market in North America & Europe and the oil market globally have incurred significant upward movement in commodity pricing. Natural gas prices in Turkey and Europe have reached record highs in April 2022. Oil and gas markets have come off of lows suffered due to COVID in 2020 and rallied during 2021. The rally in commodity pricing has positively impacted the economics of our oil and natural gas production in Turkey and the future outlook for our SASB redevelopment. Oil and natural gas stocks have consequently generally risen during 2021 and we were able to obtain a substantial financing during March 2022. The renewed focus in Europe and Turkey is on development of domestic production for petroleum in an effort to shift away from Russian imports, which currently dominate the energy markets in Europe and Turkey.

E. Off-Balance Sheet Arrangements

On October 1, 2018 the Company entered into an agreement to grant to a consultant of the Company a 2% (two percent) gross overriding royalty on petroleum substances produced from certain of its currently undeveloped exploration properties, namely: Block 1-11 Vranino situated in Dobrich District, Bulgaria and seven contiguous exploration licences in the province of Hakkari Yuksekova Semdiali Derecik, Turkey. The Grant of the royalty agreement was for services involving technical and corporate advisory services.

On October 1, 2018 the Company entered into an agreement to grant to the CEO of the Company a 0.5% (one half of one percent) gross overriding royalty on petroleum substances produced from certain of its currently undeveloped exploration properties, namely: Block 1-11 Vranino situated in Dobrich District, Bulgaria and seven contiguous exploration licences in the province of Hakkari Yuksekova Semdiali Derecik, Turkey. The Grant of the royalty agreement was for services involving technical and corporate advisory services.

F. Tabular Disclosure of Contractual Obligations

The Company currently has no contractual obligations in the nature of long term debt obligations, capital finance lease obligations, operating lease obligations or purchase obligations.

G. Safe Harbor

Not applicable.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table and information that follows sets forth the names and positions of our directors and executive officers as of the date of this annual report:

Name	Current Office with Company	Since
Arthur Halleran	President, Chief Executive Officer, Director	Director since October 4, 2011, President and CEO since September 2017
David M. Thompson	Chief Financial Officer	Director since October 29, 2013, CFO since September 2017
Barry Wood	Director	Director since December 31, 2018
Kubilay Yildirim	Director	Director since September 20, 2019

Dr. Arthur Halleran - President and Chief Executive Officer, Director

Dr. Halleran has been a director since October 4, 2011 and CEO since August, 2017. Dr. Halleran has a Ph.D. in Geology from the University of Calgary and has 40 years of international petroleum exploration experience. His international experience includes work in countries such as Canada, Colombia, Egypt, India, Guinea, Sierra Leone, Sudan, Suriname, Chile, Brazil, Pakistan, Peru, Tunisia, Trinidad Tobago, Argentina, Ecuador and Guyana. Dr. Halleran’s experience includes work with Petro-Canada, Chevron, Rally Energy, Canacol Energy, United Hunter Oil and Gas Corp. and United Hydrocarbon International Corp. In 2007, Dr. Halleran founded Canacol Energy Ltd., a company with petroleum and natural gas exploration and development activities in Colombia, Brazil and Guyana, where he served as vice president of exploration. Previously, Dr. Halleran was a consulting geologist for Rally Energy Corp. (Egypt), which discovered prolific reservoirs in Egypt. Dr. Halleran currently serves as Vice President of Exploration & Development for United Hydrocarbon International Corp., a company with oil interests in Chad, Africa. Dr. Halleran was appointed as a director of the Company to provide technical expertise and oversight to the Dobrudja Basin gas project in Bulgaria. His education and technical experience in the energy sector are valuable to our Company.

David M. Thompson – Chief Financial Officer, Director

Mr. Thompson has 30 years of financial experience in the oil and gas industry. He successfully founded an oil trading company in Bermuda with offices in the U.S. and Europe (Geneva, Moscow and Amsterdam). He was responsible for that company’s production operations in Turkmenistan and successfully raised over $100 million in equity. Mr. Thompson also negotiated the farm-out of a number of company assets. Mr. Thompson is Managing Director of AMS Limited, a Bermuda based Management Company. In the past he served as Founder, President and CEO of Sea Dragon Energy Inc. (TSX:V), Chief Financial Officer of Aurado Energy, Chief Financial Officer of Forum Energy Corporation (OTC), Financial Director of Forum Energy Plc (AIM) and Senior Vice President at Larmag Group of Companies. Mr. Thompson is a Certified Management Accountant (1998). He currently also serves as a Director of United Hydrocarbon International Corp.

Dr. Barry Wood – Director

From 2008 to the present Dr. Wood has been an Independent Exploration Advisor, having assisted companies such as Dana Gas, NPC, Sea Dragon, Maurel et Prom and others, establishing new offices, reviewing and recommending new opportunities, preparing contracts and managing G&G programs. From August, 2012 to 2015 Dr. Wood was an Advisor, Exploration, to NPC (Egypt). From 2008 to August 2012 Dr. Wood was an Advisor, Exploration, to Sea Dragon Energy in Egypt. From 2006 to 2007 Dr. Wood was Country Manager for Maurel et Prom, based in Dar es Salaam, Tanzania. From 2001to the present, Dr. Wood founded PetroQuest International Ltd. and advised to them in regards to new exploration fairways in Tanzania, Syria and Egypt. From 1997 to 2001 Dr. Wood was employed at Oxford University Research in regards to Reservoir & Structural Development through Lithospheric Folding. From 1993 to 1997 Dr. Wood was the Exploration Manager for Marathon International Oil Company, based in Cairo, Egypt. From 1989 to 1993 Dr. Wood was the Exploration and General Manager for Marathon International Oil Company, based in Damascus, Syria. From 1985 to 1989 Dr. Wood was the Area Manager, New Ventures, for Marathon International Oil Company, in the areas of Europe, N. & E. Africa, Middle East, based in London and Houston. From 1981 to 1985 Dr. Wood was an Advanced Senior Geologist with Marathon International Oil in Singapore. From 1980 to 1981 Dr. Wood was with Asamera Oil Ltd., Jakarta, Indonesia as a Senior Geologist (N. Sumatra evaluation); from 1978 to 1980 Oasis Oil Company of Libya, Tripoli, Libya as a Senior Geologist (Sirte Basin Evaluation); from 1976 to 1978 Pembina Pipeline, Calgary, Alberta as an Exploration Geologist, Western Canada Basin; and from 1972 to 1976 was with Shell Canada, Calgary, Alberta as a New Ventures Exploration Geologist (Canadian Frontier).

Kubilay Yildirim

Mr. Yildirim has over the past 20 years had hands on experience in drilling, production, seismic acquisition, and logistics for both onshore and offshore projects in Turkey. He has spent most of career with this company and its predecessor companies: Madison, Toreador and Tiway. He has also been involved in sales and divestitures of assets and has taken on significantly more managerial positions until being promoted to General Manager in 2009. Mr. Yildirim has a degree in Petroleum and Natural Gas Engineering from Middle East Technical University and an MBA from Bilgi University in Istanbul.

Significant Employees

Ozge Karalli – Finance Director (Turkey) – Age 44

Mrs. Karalli began her career in Deloitte as tax compliance auditor where she was also an audit senior and supervisor between 1998 and 2004. She joined Toreador in 2004 as Accounting Manager and Financial Controller, before becoming the Finance Director of Tiway Oil in 2010. Mrs. Karalli has a Bachelor of Economics degree from Bilkent University and has been a Chartered Public Accountant in Turkey since 2002 and qualified for independent auditor’s certificate in 2015.

B. Compensation of executive officers and directors

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2021.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
Arthur Halleran	Director	2021	18,000	-	-	18,000
	President and CEO	2021	156,000	-	-	156,000

David Thompson	Director	2021	18,000	-	-	18,000
	CFO	2021	120,000	-	-	120,000

Barry Wood	Director	2021	18,000	-	-	18,000

Kubilay Yildirim	Director	2021	18,000	-	-	18,000

Options and Stock Appreciate Rights (SARs)

During the fiscal year ended December 31, 2021, we did not grant stock options nor stock appreciate rights to senior management or directors.

Long Term Incentive Plan (LTIP) Awards

During the fiscal year ended December 31, 2021, we granted 1,125,000 (2020 – 1,625,000) restricted stock units (“RSUs”) to senior management and directors as follows:

Name	Position	Year	RSUs Granted
Arthur Halleran	President and CEO	2021	300,000
	Director	2020	850,000

David Thompson	CFO	2021	275,000
	Director	2020	625,000

Barry Wood	Director	2021	200,000
		2020	50,000

Kubilay Yildirim	Director	2021	350,000
		2020	100,000

C. Board Practices

Election of Directors

The directors of Trillion Energy International Inc. are elected annually and hold office until the earlier occurrence of the next annual general meeting of our shareholders is held, their successors in office are duly elected or appointed or a director resigns. We have not entered into service contracts with any directors of our company or any of our subsidiaries providing for benefits upon termination of employment.

Board of Directors Independence

Our Board of Directors consists of four members; namely, Arthur Halleran, David Thompson, Barry Wood and, Kubilay Yildirim. Our Board of Directors has determined that Barry Wood is an independent director within the within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Kubilay Yildirim, Arthur Halleran and David Thompson are not independent within the meaning of NI 58-101 as they are managers and or officers of our company and thereby have a “material relationship” with our company.

D. Employees

As of December 31, 2021, the Company had 10 employees.

E. Share Ownership

The following table sets forth, as of April 15, 2021, the number of common shares of our company beneficially owned by the directors and members of senior management of Trillion International Energy Inc., individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

NAME OF BENEFICIAL OWNER	TITLE	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)

Arthur Halleran	President, CEO and Director	common	12,341,768	6.7%
David Thompson	CFO and Director	common	4,770,000	2.6%
Barry Wood	Director	common	1,150,000	0.6%
Kubilay Yildirim	Director	common	300,000	0.1%
Directors and Officers as a Group			18,561,768	10.0%

(1) Based on 185,169,793 common shares outstanding as at December 31, 2021.

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2021.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price		Expiration Date
Arthur Halleran	President, CEO and	350,000	USD$	0.12	October 24, 2023
	Director	1,200,000	USD$	0.125	September 19, 2024

David Thompson	CFO and Director	800,000	USD$	0.125	September 19, 2024

Barry Wood	Director	300,000	USD$	0.125	September 19, 2024
		320,000	CAD$	0.08	July 31, 2025

Kubilay Yildirim	Director	350,000	USD$	0.12	October 24, 2023
		300,000	USD$	0.125	September 19, 2024

As a group, executive officers and directors hold 3,620,000 stock options as at December 31, 2021.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of April 29, 2022, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
N/A

As of April 29, 2022, the Company had approximately 301 shareholders of record holding 296,683,074 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B. Related Party Transactions

At December 31, 2021, accounts payable and accrued liabilities included $13,831 (2020 - $117,000) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2021, management fees of $438,000 (2020 - $502,452) and director fees of $72,000 (2020 - $12,769) were incurred to related parties.

During the year ended December 31, 2021, the Company issued 1,416,667 units for the settlement of accounts payable owed to related parties in the amount of $70,833, resulting in no gain or loss and issued 200,000 common shares pursuant to the options exercised by related parties to settle the accounts payable. Refer to Note 11.

During the year ended December 31, 2021, the Company issued 5,146,667 common shares relating to the exercise of 4,476,667 warrants and 670,000 options held by related parties. As consideration, the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $518,820 (CAD$648,078). The notes bear interest at 5% per annum and mature in July 2023. Refer to Note 11.

As at December 31, 2021, notes receivable included $517,985 (December 31, 2020 - $Nil) due from related parties. The amounts are unsecured, bear interest at 5% per annum and mature between one to two years from grant.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18.

B. Significant Changes

Since the date of the audited financial statements for the year ended December 31, 2021, there have been no significant changes in the Company’s operations.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of April 29, 2022, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
N/A

As of April 29, 2022, the Company had approximately 301 shareholders of record holding 296,683,074 shares.

B. Plan of Distribution

Not applicable.

C. Markets

The common shares of the Company are quoted on the CSE under the trading symbol TCF and on the OTCQB operated by the OTC Markets Inc. under the symbol “TCFFF”.

The Company’s common stock is subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the United States.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving Penny Stock. Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer’s account and information with respect to the limited market in Penny Stocks.

Odyssey Trust is the registrar and transfer agent for the Company’s common shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

The Company has an authorized share capital of an unlimited number of common shares with no par value. The Company currently has 296,683,074 common shares issued and outstanding as fully paid and non-assessable.

B. Memorandum and Articles of Association

Previously filed with the Securities and Exchange Commission on the Company’s Form S-4/A Registration Statement filed on October 27, 2021

C. Material Contracts

Arthur Halleran amended management agreement effective September 2020

David Thompson amended management agreement effective September 2020

D. Exchange Controls

There are no foreign exchange controls in Canada and funds can be moved easily. There is no restriction in this regard.

E. Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a “U.S. Holder”. This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the “Tax Act”, the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the “Treaty”. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in theses respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under Treaty is 15% of the gross amount of the dividend. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U.S. Holder nor persons with whom the U.S. Holder did not deal at arms-length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the ownership and disposition of the common shares. This summary applies only to U.S. Holders who hold common shares as capital assets (generally, property held for investment).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership and disposition of common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

An individual who is a citizen or resident of the U.S.;

A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a partnership (or other “passthrough” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the ownership or disposition of common shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the common shares and the ownership or disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of ownership or disposition of common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “passthrough” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership, or disposition of the common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “passthrough” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “passthrough” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of common shares.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the common shares is more than one year. Preferential tax rates apply to long-term capital gains of noncorporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares.

Passive Foreign Investment Company (“PFIC”) Status of the Company

Because the Company is producing revenue from its operations, the Company does not believe that it was classified as a PFIC for its taxable year ended December 31, 2021. However, the Company has not performed an analysis of whether or not it will be deemed a PFIC for its current taxable year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which product passive income. If a non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, the non-U.S. corporation is treated, for purposes of the income test and asset test, as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s common shares are made.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years or the U.S. Holder’s holding period for the common shares) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares;

The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to common shares U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year and the Company may not provide this statement, in which case a QEF Election cannot be made. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if which is stock that is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of common shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The above summary is not intended to constitute a complete analysis of all U.S. tax considerations applicable to U.S. holders with respect to the ownership, exercise or disposition of common shares. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents concerning the Company which are referred to in this Form 20-F Annual Report are either annexed hereto as exhibits (see Item 19) or may be inspected at the principal offices of the Company.

I. Subsidiary Information

The Company has the following subsidiaries:

Park Place Energy Corp. (“PPE Corp.”);
Park Place Energy Bermuda (“PPE Bermuda”);
BG Exploration EOOD (“BG Exploration”); and
Park Place Energy Turkey (“PPE Turkey”)

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our Company does not engage in market activities or invest in financial instruments which give rise to market risk for the Company’s financial resources. Our current assets are maintained in cash in U.S. dollars. Unallocated excess working capital has from time to time been invested in short term guaranteed investment certificates.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depository Shares

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of pROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2021, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2021 because we identified material weaknesses in our internal control over financial reporting as described below. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have affected, or are reasonably likely to affect our internal controls over financial reporting.

During the period January 1, 2021 to December 31, 2021, our Company’s financial resources were managed by our board of directors and reviewed by our Chief Financial Offer (“C.F.O”). All of our financial transactions were initiated by one of our directors, were entered and checked by his executive assistant and were reviewed by our C.F.O. on a quarterly basis. Our Company is relatively inactive and processes a small number of checks and other financial transactions each month. Despite the fact that all financial transactions are processed by our director, reviewed quarterly by our C.F.O. and confirmed by an executive assistant, there are not enough independent employees or members of management to provide third party oversight and review of our director’s and C.F.O.’s activities. For the foreseeable future, our Company will be relatively inactive and will continue to process a relatively small number of financial transactions on a monthly and annual basis. The number of individuals available to provide management oversight and reviews will be few and accordingly, we expect to have material weaknesses in our disclosure controls and procedures until at least the completion of our 2022 fiscal year end on December 31, 2022.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2021. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2021 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2021:

- Our Company is managed by a small number of individuals working out of offices in Vancouver British Columbia and Ankara Turkey Electronic and physical records of all of our Company’s financial transactions are maintained in Vancouver or Ankara and are subject to third party review.

- Our Company maintains a board of directors consisting of 4 members. We do not have a designated financial expert and we do not have an established whistleblower program.

(c) Attestation report of the registered public account firm

This Form 20-F Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

(d) Changes in internal control over financing reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert serving on its audit committee. Each of the Company’s directors serving on the audit committee is financially literate and is able to professionally discharge the duties incumbent upon audit committee members. However, none of the audit committee members are “financial experts”. At such time as the Company may secure a project and is able to raise the significant funds necessary to exploit the opportunity, the Company will make a concerted effort to identify and appoint a financial expert to its audit committee.

Item 16B. CODE OF ETHICS

On October 21, 2021, the Board of Directors of the Company (the “Board”) adopted a Code of Business Conduct and Ethics (the “Code”), which applies to the Company’s directors, officers and employees. The Code was adopted to further strengthen the Company’s internal compliance program. The Code addresses among other things, honesty and integrity, fair dealing, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and administration of the code.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2021, the aggregate fees to Harbourside CPA for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CAD$40,000. For the year ended December 31, 2020, the aggregate fees to Harbourside CPA for professional services rendered for the audits of our annual financial statements included in our Form 10-K Annual Report were CAD$45,000.

Audit Related and Other Fees

The Company did not pay any audit related fees or fees for other non-audit services to Harbourside CPA during the years ended December 31, 2021 and 2020.

The board of directors pre-approves all services provided by our independent auditors. All the audit related and other non-audit services and fees were reviewed and approved by the board of directors either before or after the respective services were rendered.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G. CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company whose members are elected by and are accountable to the shareholders of the Company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The non-independent member of the Board of the Company is:

Arthur Halleran
David Thompson

The independent member of the Board of the Company is:

Barry Wood
Kubilay Yildirim

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, identifying new exploration prospects, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its audit committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems.

Directorships

The directors of the Company do not hold directorships in other reporting issuers.

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law are sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board reviews its size each year. It considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Compensation

The Board does not have a compensation committee.

Other Board Committees

The Board has no other committees.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board has frequent communications with management and other board members, and is regularly consulted on important Company decisions. In this context, the Board periodically reviews the performance of the Board as a whole, any standing committees it has appointed, and individual directors, to ensure each is performing effectively.

Item 16H. mine safety disclosure

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

The Company has elected to report under Item 18.

Item 18. FINANCIAL STATEMENTS

The Company’s financial statements have been prepared in accordance with US GAAP. Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F Annual Report and are located following the signature page hereof.

Index to Financial Statements

Consolidated Financial Statements of Trillion Energy International Inc. for the years ended December 31, 2021 and 2020

Report of Harbourside CPA dated April 29, 2022

Consolidated Balance Sheets as of December 31, 2021 and 2020

Consolidated Statements of Operations for the years ended December 31, 2021 and 2020

Consolidated Statements of Stockholders’ Equity (Deficiency) for the year ended December 31, 2021 and 2020

Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020

Notes to Consolidated Financial Statements

Item 19. EXHIBITS

Copies of the following documents are filed with this Form 20-F Annual Report as exhibits:

Index of Exhibits

11.1	Code of ethics and business conduct

12.1	Section 302 Certification of CEO

12.2	Section 302 Certification of CFO

13.1	Section 906 Certification of CEO

13.2	Section 906 Certification of CFO

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRILLION ENERGY INTERATIONAL INC.

Dated:	May 2, 2022	Per:
/s/ Arthur Halleran
Arthur Halleran,
President and Chief Executive Officer

Per:
/s/ David Thompson
David Thompson,
Chief Financial Officer

Trillion Energy International Inc.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(Stated in United States dollars)

TRILLION ENERGY INTERNATIONAL INC

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Trillion Energy International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Trillion Energy International Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has working capital deficit, and expects continuing future losses and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising form the current year audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Depletion and depreciation of proved oil and natural gas properties

Description of the matter

At December 31, 2021, the net book value of the Company’s proved oil and natural gas properties was $2,056,796, and depletion and depreciation expense was $265,566 for the year then ended. As described in Note 2, The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centers on a country-by-country basis. Total proved reserves, also estimated by the Company’s engineers, are used to calculate depletion on property acquisitions. Proved natural gas, natural gas liquids (NGLs) and oil reserve estimates are based on geological and engineering evaluations of in-place hydrocarbon volumes. Significant judgment is required by the Company’s engineers in evaluating geological and engineering data when estimating proved natural gas, NGLs and oil reserves. Estimating reserves also requires the selection of inputs, including natural gas, NGLs and oil price assumptions, future operating and capital costs assumptions and tax rates by jurisdiction, among others.

Auditing the Company’s depletion and depreciation calculation is especially complex because of the use of the work of the engineers and the evaluation of management’s determination of the inputs described above used by the specialists in estimating proved natural gas, NGLs and oil reserves.

How we addressed the matter in our audit

Our audit procedures included, among others, evaluating the professional qualifications and objectivity of the specialists used for the preparation of the reserve estimates. In addition, we evaluated the completeness and accuracy of the financial data and inputs described above used by the specialists in estimating proved natural gas, NGLs and oil reserves by agreeing them to source documentation and we identified and evaluated corroborative and contrary evidence. For proved undeveloped reserves, we evaluated management’s development plan for compliance with the SEC rule that undrilled locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time, by assessing consistency of the development projections with the Company’s drill plan and the availability of capital relative to the drill plan. We also tested the mathematical accuracy of the depletion and depreciation calculations, including comparing the proved natural gas, NGLs and oil reserves amounts used to the Company’s reserve report.

/s/ Harbourside CPA LLP

Vancouver, Canada

April 29, 2022

We have served as the Company’s auditor since March 2019.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2021	December 31, 2020

ASSETS
Current assets:
Cash and cash equivalents	$1,026,990	$202,712
Accounts receivable	709,805	773,311
Prepaid expenses and deposits	95,503	24,302
Total current assets	1,832,298	1,000,325
Oil and gas properties, net	5,172,943	5,346,916
Property and equipment, net	147,134	128,257
Restricted cash	5,438	11,763
Total assets	$7,157,813	$6,487,261
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$852,481	$1,496,510
Loans payable	630,534	549,424
Lease liability	6,732	12,116
Total current liabilities	1,489,747	2,058,050
Asset retirement obligation	4,426,978	4,010,624
Loans payable	18,513	17,730
Convertible debt	-	11,027
Derivative liability	472,899	1,804,572
Lease liability	8,592	27,693
Total liabilities	6,416,729	7,929,696
Stockholders’ equity:
Common stock	1,828	1,253
Additional paid-in capital	33,295,413	27,508,468
Receivables for equity issued	(1,193,641)	-
Shares to be cancelled	5,323	-
Obligation to issue stock	7,450	15,342
Accumulated other comprehensive loss	(847,412)	(490,172)
Accumulated deficit	(30,527,877)	(28,477,326)
Total stockholders’ equity	741,084	(1,442,435)
Total liabilities and stockholders’ equity	$7,157,813	$6,487,261

See accompanying notes to consolidated financial statements

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in U.S. dollars)

	Year Ended December 31,
	2021	2020
Revenue
Oil and gas revenue	$3,700,727	$2,584,266
Cost and expenses
Production	2,617,118	2,378,626
Depletion	233,798	239,002
Depreciation	31,768	37,633
Accretion of asset retirement obligation	416,354	377,197
Investor relations	914,770	458,302
Stock-based compensation	336,366	410,555
General and administrative	2,248,164	1,894,081
Total expenses	6,798,338	5,795,396
Loss before other income (expense)	(3,097,611)	(3,211,130)
Other income (expense)
Provision for loan receivable	-	(54,008)
Interest income	46,217	13,026
Interest expense	(126,027)	(85,100)
Finance cost	(176,386)	-
Accretion of convertible debt discount	-	(34,586)
Foreign exchange gain	25,668	58,196
Gain on disposal of equipment	40,074	-
Other income	2,600	2,513
Change in fair value of derivative liability	1,473,638	(199,789)
Loss on debt settlement	(238,724)	(22,406)
Total other income (expense)	1,047,060	(322,154)
Net loss	$(2,050,551)	$(3,533,284)
Other comprehensive loss
Foreign currency translation adjustments	(357,240)	(179,068)
Comprehensive loss	$(2,407,791)	$(3,712,352)

Loss per share, basic and diluted	$(0.01)	$(0.04)
Weighted average number of shares outstanding basic and diluted	158,166,108	96,770,433

See accompanying notes to consolidated financial statements

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Stockholders’ Equity

(Expressed in U.S. dollars)

	Common stock		Additional paid-in	Receivables for equity	Obligation to Issue	Shares to Be	Accumulated other Comprehensive	Accumulated
	Shares	Amount	Capital	issued	shares	cancelled	income (loss)	deficit	Total
Balance, December 31, 2019	87,628,823	$876	$27,031,125	$-	$23,052	$-	$(311,104)	$(24,944,042)	$1,799,907
Issuance of common stock	24,804,666	248	56,968		(7,710)	-	–	–	49,506
Stock issued for debt settlement	7,502,334	75	8,165		–	-	–	–	8,240
Stock issued for services	2,485,000	25	6,238		-	-	-	-	6,263
Restricted stock unit grants and vesting	2,425,000	24	164,276		–	-	–	–	164,300
Stock-based compensation expense	-	-	246,255		–	-	–	–	246,255
Options exercised	320,000	3	19,652		-	-	–	–	19,655
Broker’s warrant	-	-	(25,404)		-	-	-	-	(25,404)
Conversion of debentures	173,333	2	1,193		–	-	–	–	1,195
Currency translation adjustment	–	–	–		–	-	(179,068)	–	(179,068)
Net loss	-	-	-		-	-	-	(3,533,284)	(3,533,284)
Balance, December 31, 2020	125,339,156	1,253	27,508,468	-	15,342	-	(490,172)	(28,477,326)	(1,442,435)
Issuance of common stock	12,831,992	128	262,599		(15,342)	-	–	–	247,384
Stock issued for debt settlement	5,252,740	52	198,730		–	-	–	–	198,782
Warrants exercised to settle debt	1,400,000	14	194,345		-	-	-	-	194,359
Stock issued for services	3,130,591	31	762,763		-	-	-	-	762,794
Restricted stock unit grants and vesting	1,275,000	13	204,512		7,450	-	–	–	211,975
Warrants and options exercised	33,780,314	315	3,285,017	(1,193,641)	-	5,323	-	–	2,097,014
Conversion of debentures	2,160,000	22	601,838		-	-	-	-	601,860
Stock-based compensation expense	-	-	124,391		-	-	-	-	124,391
Warrants issued for loan	-	-	152,750		-	-	-	-	152,750
Currency translation adjustment	–	–	–		–	-	(357,240)	–	(357,240)
Net loss	-	-	-		-	-	-	(2,050,551)	(2,050,551)
Balance, December 31, 2021	185,169,793	1,828	33,295,413	(1,193,641)	7,450	5,323	(847,412)	(30,527,877)	741,084

See accompanying notes to consolidated financial statements

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Year Ended December 31,
	2021	2020
Operating activities:
Net loss for the period	$(2,050,551)	$(3,533,284)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	336,366	410,555
Stock issued for services	762,794	114,491
Depletion	233,798	239,002
Depreciation	31,768	37,633
Accretion of asset retirement obligation	416,354	377,197
Accretion expense	146,329	34,586
Change in fair value of derivative liability	(1,473,638)	199,789
Unrealized foreign exchange loss	53,699	1,813
Accrued interest	49,409	80,278
Interest income	(17,733)	-
Loss on debt settlement	238,724	22,406
Provision for loan receivable	-	54,008
Gain on disposal of equipment	(40,074)	-
Changes in operating assets and liabilities:
Accounts receivable	(469,752)	(234,969)
Prepaid expenses and deposits	(71,201)	5,733
Accounts payable and accrued liabilities	(18,680)	565,459
Lease payments	(11,114)	(25,369)
Net cash used in operating activities	(1,883,502)	(1,650,672)
Investing activities:
Property and equipment expenditures	(180,739)	(73,725)
Disposal of equipment	65,016	-
Oil and gas properties expenditures	(66,122)	(5,084)
Net cash used in investing activities	(181,845)	(78,809)
Financing activities:
Proceeds from stock subscriptions received	544,880	1,004,228
Proceeds from loans payable	525,642	83,651
Proceeds from exercise of options	191,032	-
Proceeds from exercise of warrants	1,772,884	-
Repayment of loans payable	(394,883)	(59,177)
Repayment of notes receivable	23,745	-
Proceeds from convertible debt	-	-
Net cash provided by financing activities	2,663,300	1,028,702
Effect of exchange rate changes on cash and cash equivalents	220,000	(44,669)
Net increase (decrease) in cash, cash equivalents, and restricted cash	817,953	(745,448)
Cash, cash equivalents and restricted cash, beginning of year	214,475	959,923
Cash, cash equivalents and restricted cash, end of year	$1,032,428	$214,475

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents, end of period	$1,026,990	$202,712
Restricted cash, end of period	5,438	11,763
Cash, cash equivalents and restricted cash, end of period	$1,032,428	$214,475

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Year ended
	December 31,
	2021	2020
Supplemental Cash Flow Information:
Accounts payable and debt settled by issuance of shares	$198,782	$355,087
Warrants exercised to settle debt	$194,359	$-
Warrants issued to settle debt	$152,750	$-
Initial recognition of right-of-use asset	$-	$57,919
Stock issued for conversion of debentures	$601,860	$-

Cash interest paid	$29,980	$14,515

See accompanying notes to consolidated financial statements

1. Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective April 10, 2020, the corporate headquarters moved from Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada to Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada and Bulgaria. The Company was incorporated in Delaware in 2015.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy International Inc. (British Columbia).

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

2. Summary of Significant Accounting Policies

(a)	Basis of Presentation and Going Concern Consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are expressed in U.S. dollars. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and Park Place Energy Turkey (“PPE Turkey”). All intercompany balances and transactions are eliminated on consolidation. Certain comparative information has been reclassified to conform with the financial statement presentation adopted in the current year.

Going Concern

The Company has suffered recurring losses and negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company will need to raise funds through either the sale of its securities, issuance of corporate bonds, joint venture agreements and/or bank financing to accomplish its goals. If additional financing is not available when needed, the Company may need to cease operations. The Company may not be successful in raising the capital needed to drill and/or rework existing oil wells. Any additional wells that the Company may drill may be non-productive. Management believes that actions presently being taken to secure additional funding for the reworking of its existing infrastructure will provide the opportunity for the Company to continue as a going concern. Since the Company has an oil producing asset, its goal is to increase the production rate by optimizing its current infrastructure. The accompanying financial statements have been prepared assuming the Company will continue as a going concern; no adjustments to the financial statements have been made to account for this uncertainty.

In March 2020, the World Health Organization declared the outbreak of the coronavirus, also known as “COVID-19”. The pandemic has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures has had an adverse impact on global economic conditions as well as on the Company’s business activities. The extent coronavirus has caused a modest drop in economic activity and oil and gas prices, due to reduced demand. The Company has implemented work from home measures for its employees in its offices in Canada and Turkey. The coronavirus has caused delay in realizing the Company’s funding efforts. To which the coronavirus may impact the Company’s business activities in the future will depend on future developments, such as the ultimate geographic spread of the disease, vaccine approvals and effectiveness, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time. While certain restrictions are presently in the process of being relaxed, it is unclear when the world will return to the previous normal, if ever. This may adversely impact the expected implementation of the Company’s plans moving forward.

(b)	Use of Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates its estimates and assumptions related to the estimated useful lives and recoverability of long-lived assets, impairment of oil and gas properties, fair value of stock-based compensation, leases, convertible debt and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

(d)	Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue when it satisfies its performance obligation(s) by transferring control over a product to a customer. Revenue is measured based on the consideration the Company expects to receive in exchange for those products.

Performance Obligations and Significant Judgments

The Company sells oil and natural gas products in Turkey. The Company enters into contracts that generally include one type of distinct product in variable quantities and priced based on a specific index related to the type of product.

The oil and natural gas are typically sold in an unprocessed state to processors and other third parties for processing and sale to customers. The Company recognizes revenue at a point in time when control of the oil is transferred. For oil sales, control is typically transferred to the customer upon receipt at the wellhead or a contractually agreed upon delivery point. Under the Company’s natural gas contracts with processors, control transfers upon delivery at the wellhead or the inlet of the processing entity’s system. For the Company’s other natural gas contracts, control transfers upon delivery to the inlet or to a contractually agreed upon delivery point. In the cases where the Company sells to a processor, the Company has determined that the Company is the principal in the arrangement and the processors are the Company’s customers. The Company recognizes the revenue in these contracts based on the net proceeds received from the processor.

Transfer of control drives the presentation of transportation and gathering costs within the accompanying consolidated statements of loss and comprehensive loss. Transportation and gathering costs incurred prior to transfer of control are recorded within the general and administrative expense line item on the accompanying consolidated statements of loss and comprehensive loss, while transportation and gathering costs incurred subsequent to control transfer are recorded as a reduction to the related revenue.

A portion of the Company’s product sales are short-term in nature. For those contracts, the Company uses the practical expedient in Accounting Standards Codification (“ASC”) 606-10-50-14 exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For the Company’s product sales that have a contract term greater than one year, the Company uses the practical expedient in ASC 606-10-50-14(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore, future volumes are unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has no unsatisfied performance obligations at the end of each reporting period.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including any variable consideration identified. There is a low level of uncertainty due to the precision of measurement and use of index-based pricing with predictable differentials. Additionally, any variable consideration identified is not constrained.

(e)	Accounts Receivable

Accounts receivable consist of oil and gas receivables. The Company has classified these as short-term assets in the balance sheet because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company deems all accounts receivable to be collectable and has not recorded any allowance for doubtful accounts.

(f)	Oil and Gas Properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centers on a country-by-country basis. Costs include: license and land acquisition costs, geological, engineering, geophysical, seismic and other data, carrying charges on non-productive properties and costs of drilling and completing both productive and non-productive wells. General and administrative costs which are associated with acquisition, exploration and development activities are capitalized. General and administrative costs are capitalized other than to the extent of the Company’s working interest in operated capital expenditure programs on which operator’s fees have been charged equivalent to standard industry operating agreements.

The costs in each cost center, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs (less accumulated depletion and depreciation in each cost center) are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs, less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centers, is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centers less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly decrease the Company’s total proven reserves.

(g)	Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives are: other assets are depreciated over 20 years; and leasehold improvements are depreciated over the term of the lease.

(h)	Long-Lived Assets

The Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances that could trigger a review include, but are not limited to: significant decreases in the market price of the assets; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the assets; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the assets; and current expectation that the assets will more likely than not be sold or disposed significantly before the end of their estimated useful life. Recoverability is assessed based on the carrying amount of the assets and their fair value, which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the assets, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount of the assets is not recoverable and exceeds fair value.

(i)	Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company also records a corresponding asset that is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

(j)	Financial Instruments and Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

●	Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

●	Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

●	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The carrying values of cash and cash equivalents, account receivables, notes receivable, restricted cash and accounts payable and accrued liabilities approximate their fair values because of their immediate or short-term to maturity.

The carrying value of loans payable, operating lease liability and convertible debt, less any unamortized discounts, approximate their fair value due to minimal changes in interest rates and the Company’s credit risk since initial recognition.

The Company’s derivative liability is measured at its fair value at the end of each reporting period and is categorized as Level 2 in the fair value hierarchy.

(k)	Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Accounting for Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

As of December 31, 2021, and 2020, the Company did not have any amounts recorded pertaining to uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. The Company did not incur any penalties or interest during the years ended December 31, 2021 and 2020. On December 22, 2017 the U.S. enacted the Tax Cuts and Jobs Act (“the Tax Act”) which significantly changed U.S. tax law. The Tax Act lowered the Company’s statutory federal income tax rate from a maximum of 39% to a rate of 21% effective January 1, 2018. The Company has deferred tax losses and assets and they were adjusted as a result of the change in tax law reducing the federal income tax rate. The Company’s tax years 2014 and forward remain open.

(l)	Foreign Currency Translation

Operations outside the United States prepare financial statements in currencies other than the United States dollar. The income statement amounts are translated at average exchange rates for the year, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments are accumulated as a separate component of stockholders’ equity and other comprehensive loss. The functional currency of the Company’s Bulgarian operations is the Bulgarian Lev. The functional currency of the Company’s Turkish operations is the Turkish Lira.

(m)	Stock-Based Compensation

The Company records stock-based compensation in accordance with ASC 718 (“Compensation – Stock Compensation”) using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock-based awards. This model is affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These subjective variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, and actual and projected stock option exercise behaviors. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the statement of operations over the requisite service period.

The Company records restricted stock units at the grant date fair value and recognizes the related expense evenly over the vesting period. In circumstances where the restricted stock units vest on the date of grant, the expense would be immediately recognized on grant.

(n)	Unit offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares, measured on date of issue, was determined to be the component with the best evidence of fair value. The balance, if any, was allocated to the attached warrants. Costs directly identifiable with share capital financing are charged against share capital.

If the subscription is not funded upon issuance, the Company records a receivable as a contra account to shareholders’ equity.

(0)	Loss per Share

The Company computes loss per share of Company stock in accordance with ASC 260 “Earnings per Share” which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing the loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

(p)	New Accounting Pronouncements

Adopted in the Current Year

Any recent accounting pronouncements issued by FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s audited consolidated financial statements for the year ended December 31, 2021 and 2020.

3. Restricted cash

The restricted cash relates to drilling bonds provided to GDPA (General Directorate of Petroleum Affairs) for the exploration licenses due to Turkish Petroleum Law. The amounts are for 2% of the annual work budget of the different Turkish licenses which is submitted to GDPA on an annual basis.

4. Oil and Gas Properties

	Unproven properties	Proven properties
	Bulgaria	Turkey	Total
December 31, 2019	$3,115,904	$2,458,391	$5,574,295
Expenditures	-	5,084	5,084
Depletion	-	(239,002)	(239,002)
Foreign currency translation change	6,539	-	6,539
December 31, 2020	3,122,443	2,224,473	5,346,916
Expenditures	-	66,122	66,122
Depletion	-	(233,798)	(233,798)
Foreign currency translation change	(6,297)	-	(6,296)
December 31, 2021	$3,116,146	$2,056,797	$5,172,943

Bulgaria

The Company holds a 98,205-acre oil and gas exploration claim in the Dobrudja Basin located in northeast Bulgaria. The Company intends to conduct exploration for natural gas and test production activities over a five-year period in accordance with or exceeding its minimum work program obligation. The Company’s commitment is to perform geological and geophysical exploration activities in the first 3 years of the initial term (the “Exploration and Geophysical Work Stage”), followed by drilling activities in years 4 and 5 of the initial term (the “Data Evaluation and Drilling Stage”). The Company is required to drill 10,000 meters (approximately 32,800 feet) of new wellbore (which may be vertical, horizontal or diagonal) and conduct other exploration activities during the initial term. The Company intends to commence its work program efforts once it receives all regular regulatory approval which is anticipated to occur after an environmental assessment report is prepared.

Turkey

Cendere oil field

The Cendere oil field is a profitable onshore oil field, located in South East Turkey, having numerous. The Cendere Field was first discovered in 1988. Oil production commenced during 1990. The operator of the Cendere Field is TPAO. The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%. The produced oil has a gravity of 27.5o API.The Cendere Field is a long-term low decline oil reserve.

At December 31, 2021, the Cendere field was producing 82 barrels of oil per day, and averaged 124 barrels of oil per day during the year ended December 31, 2021, net to the Company.

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company now owns a 49% working interest in SASB. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea in water depths ranging from 60 to100 meters. Gas is produced from Eocene age sandstone reservoirs at subsea depths ranging from 1,100 to1,800 meters.

Bakuk gas field

The Company also owns a 50% operated interest in the Bakuk gas field located near the Syrian border. The Bakuk field is shut-in with no plans to revive production in the near term.

5. Property and equipment

	Right-of-use asset	Leasehold improvements	Other equipment	Total
January 1, 2020	$4,759	$–	$40,357	$45,116
Additions	57,919	85,319	387	143,625
Depreciation	(11,999)	(17,064)	(8,570)	(37,633)
Disposals	–	–	(11,981)	(11,981)
Foreign currency translation change	(10,870)	–	–	(10,870)
December 31, 2020	39,809	68,255	20,193	128,257
Additions	-	-	180,739	180,739
Depreciation	(6,920)	(12,355)	(12,493)	(31,768)
Disposals	-	-	(65,016)	(65,016)
Foreign currency translation change	(15,504)	(32,559)	(17,015)	(65,078)
December 31, 2021	$17,385	$55,141	$106,408	$147,134

6. Loans Payable

As at	December 31, 2021	December 31, 2020
Unsecured, interest bearing loans at 10% per annum[1]	$107,167	$184,235
Unsecured, interest bearing loans at 12% per annum[1]	39,069	309,806
Unsecured, interest bearing loan at 19.4% per annum[2]	25,642	-
Unsecured, interest bearing loan at 20.5% per annum[3]	-	25,625
Unsecured, interest bearing loan at 13.25% per annum[4]	3,534	41,533
Unsecured, interest bearing loan at 15% per annum[5]	473,635	-
Non-interest bearing loans	-	5,955
Total loans payable	649,047	567,154
Current portion of loans payable	(630,534)	(549,424)
Long term portion of loans payable	$18,513	$17,730

(1) Loans bearing interest, accrue at 10% and 12% per annum are all unsecured.

(2) On November 15, 2021, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺350,000 (or approximately US$25,600). The loan matures on November 15, 2024 and bears interest at 19.44% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2021, the Company made $547 in principal payments and $424 in interest payments.

(3) On August 2, 2019, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺300,000 (or approximately US$53,600). The loan matured on August 2, 2022 and bore interest at 20.5% per annum. Principal and accrued interest were paid monthly. On November 11, 2021, the loan was fully repaid. During the year ended December 31, 2021, the Company made $16,587 (2020 - $12,235) in principal payments and $7,921 (2020 - $7,141) in interest payments.

(4) On February 4, 2020, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺500,000 (or approximately US$83,500). The loan matures on February 4, 2022 and bears interest at 13.25% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2021, the Company made $19,542 (2020 - $27,518) in principal payments and $1,822 (2020 - $6,305) in interest payments.

(5) On March 4, 2021, the Company received $500,000 from a third party (the “Lender”) repayable in one year from the date of disbursement. The amount is subject to an interest at a rate of 15% per annum. The Company granted 1,000,000 common share purchase warrants to the lender in conjunction with the loan. The warrants expire in two years and have an exercise price of $0.16 per warrant. The fair value of the share purchase warrants has been accounted as a debt issuance cost and offset against the loan and will be recognized as financing cost over the term of the loan. The fair value of the warrants was determined to be $152,750 based on the Black-Scholes Option Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 229%, risk-free interest rate - 0.08% and an expected remaining life – 2.00 years. During the year ended December 31, 2021, the Company recognized $126,386 as financing cost and an accrued interest of $62,055.

7. Leases

The Company leases certain assets under lease agreements. On January 1, 2020, the Company entered into a one-year lease for office space, which the Company elected the short-term lease measurement and recognition exemption.

On January 3, 2020, the Company entered into a five-year lease for an office space that was classified as an operating lease on recognition.

During the year ended December 31, 2021, the Company recognized operating lease expense of $Nil (2020- $20,279), which is included in general and administrative expenses. As of December 31, 2021, the Company’s leases had a weighted average remaining lease term of 3years. Operating right-of-use assets have been included within property and equipment as follows:

Right-of-use asset	December 31, 2021	December 31, 2020
Beginning balance	$39,809	$4,759
Additions, cost	-	57,919
Amortization	(6,920)	(11,999)
Foreign currency translation change	(15,504)	(10,870)
Net book value	$17,385	$39,809

Operating lease right-of-use assets include any prepaid lease payments and exclude any lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain that the Company will exercise that option.

Operating lease liabilities are measured at the commencement date based on the present value of future lease payments. As the Company’s lease did not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a weighted average discount rate of 10% in determining its lease liabilities. The discount rate was derived from the Company’s assessment of current borrowings.

As at December 31, 2021, the Company’s lease liability is as follows:

Lease liability	December 31, 2021	December 31, 2020
Current portion of operating lease liabilities	$6,732	$12,116
Long-term portion of operating lease liabilities	8,592	27,693
	$15,324	$39,809

Future minimum lease payments to be paid by the Company as a lessee as of December 31, 2021 are as follows:

Operating lease commitments and lease liability
Remainder of 2021	$-
2022	6,732
2023	6,732
2024	6,732
Total future minimum lease payments	20,196
Discount	(4,872)
Total	$15,324

8. Receivables for Equity Issued

	December 31, 2021
Notes receivable	$1,158,832
Amounts receivable	34,809	*
	$1,193,641

*	Consists of receivables for the exercise of warrants and options at various exercise prices during the year ended December 31, 2021

During the year ended December 31, 2021, the Company entered into agreements with certain warrant and option holders for the following notes receivables as consideration for the exercise of warrants and options:

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $48,087 ($60,000 CAD) as consideration for the exercise of 500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $48,087 ($60,000 CAD) as consideration for the exercise of 500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $48,087 ($60,000 CAD) as consideration for the exercise of 500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $24,044 ($30,000 CAD) as consideration for the exercise of 250,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $14,426 ($18,000 CAD) as consideration for the exercise of 150,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with the CFO of the Company with a principal sum of $48,088 ($60,000 CAD) as consideration for the exercise of 500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $144,261 ($180,000 CAD) as consideration for the exercise of 1,500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $96,174 ($120,000 CAD) as consideration for the exercise of 1,000,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with the CEO of the Company with a principal sum of $19,235 ($24,000 CAD) as consideration for the exercise of 200,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with the CEO of the Company with a principal sum of $226,971($283,200 CAD) as consideration for the exercise of 2,360,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On November 10, 2021, the Company entered into a promissory note agreement with the CEO of the Company with a principal sum of $189,680 ($237,286 CAD) as consideration for the exercise of 1,416,667 warrants at approximately $0.10 ($0.12 CAD), 500,000 options at approximately $0.12 ($0.15 CAD), and 320,000 options at approximately $0.06 ($0.08 CAD) after first offsetting the consideration against amounts owed to the CEO. See summary table below for terms specific to the promissory note.

On November 10, 2021, the Company entered into a promissory note agreement with a principal sum of $95,924 ($120,000 CAD) as consideration for the exercise of 1,000,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On November 10, 2021, the Company entered into a promissory note agreement with a principal sum of $146,639 ($193,443 CAD) as consideration for the exercise of 1,800,000 warrants at approximately $0.10 ($0.12 CAD), 500,000 warrants at approximately $0.08 ($0.10 CAD) and 320,000 options at approximately $0.08 ($0.10 CAD) after first offsetting the consideration against amounts owed to the note holder. See summary table below for terms specific to the promissory note.

On November 10, 2021, the Company entered into a promissory note agreement with a director of the Company with a principal sum of $34,846 ($43,592 CAD) as consideration for the exercise of 670,000 options at approximately $0.06 ($0.08 CAD) after first offsetting the consideration against amounts owed to the director. See summary table below for terms specific to the promissory note.

	# of Securities exercised		Principal	Maturity date	Interest rate

Current	500,000		$48,087	September 30, 2021	5%
	500,000		$48,087	December 31, 2021	5%
	500,000		$48,087	November 30, 2021	5%
	250,000		$24,044	November 30, 2021	5%
	150,000		$14,426	December 31, 2021	5%
	2,236,667		$189,680	November 10, 2022	5%
	1,000,000		$95,924	November 10, 2022	5%
	2,620,000		$146,639	November 10, 2022	5%
	670,000		$34,846	November 10, 2022	5%
	500,000		$48,088	July 31, 2023	5%
	1,500,000		$144,261	July 31, 2023	5%
	1,000,000		$96,174	July 31, 2023	5%
	200,000		$19,235	July 28, 2023	5%
	2,360,000		$226,971	July 28, 2023	5%
Total	13,986,667	*	$1,184,549

*	Includes 12,176,667 warrants exercised and 1,810,000 options exercised

The following is a continuity of the Company’s promissory note receivable:

Notes Receivable	December 31, 2021
Beginning balance	$-
Additions	1,184,549
Repayments	(23,745)
Accrued interest	17,733
Foreign exchange loss on revaluation	(19,705)
Net book value	$1,158,832

9. Asset Retirement Obligations

Asset retirement obligations (“AROs”) associated with the retirement of tangible long-lived assets are recognized as liabilities with an increase to the carrying amounts of the related long-lived assets in the period incurred. The fair value of AROs is recognized as of the acquisition date for business combinations. The cost of the tangible asset, including the asset retirement cost, is depleted over the life of the asset. AROs are recorded at estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligations discounted at the Company’s credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value. If estimated future costs of AROs change, an adjustment is recorded to both the ARO and the long-lived asset. Revisions to estimated AROs can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment. The Company’s ARO is measured using primarily Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of plugging costs, remediation costs, inflation rate and well life. The inputs are calculated based on historical data as well as current estimated costs.

The following is a continuity of the Company’s asset retirement obligations:

	December 31, 2021	December 31, 2020
Asset retirement obligations at beginning of period	$4,010,624	$3,633,427
Accretion expense	416,354	377,197
Change in estimate	-	-
Asset retirement obligations at end of period	$4,426,978	$4,010,624

10. Convertible Debentures

On September 30, 2019, the Company closed an unbrokered private placement of convertible debt, issuing $123,095 ($163,000 CAD) in debentures to two investors. The convertible debentures bear interest at 10% per annum, payable annually in advance. They are convertible any time during the term of the debenture into units (each unit consists of one share and one warrant; each warrant can acquire one share at an exercise price of $0.20 USD or $0.25 CAD per share, based on the currency initially subscribed) at a conversion price of $0.12 USD or $0.15 CAD per unit, based on the currency initially subscribed. The convertible debt was set to mature on September 30, 2021 and was secured by a general security agreement over the assets of the Company. As noted below, the note was converted during the year ended December 31, 2021.

As the September 30, 2019 convertible debt included an embedded conversion feature denominated in Canadian dollars, the debt was determined to be a financial instrument comprising an embedded derivative representing the conversion feature with a residual host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the debentures between the embedded derivative conversion feature and host debt components. The conversion feature was valued first with the residual allocated to the host debt component.

On initial recognition the Company recognized a derivative liability of $81,956 and an offsetting convertible debt discount of $81,956.

The fair value of the conversion features was determined based on the Black-Scholes Option Pricing Model using the following weighted average assumptions:

2020
Risk-free interest rate	0.13%
Expected life (years)	1.01
Expected volatility	228%
Dividend yield	0%

On July 1, 2020, the Company amended the conversion price of the convertible debentures. Under the amended terms, they are convertible any time during the term of the debenture into units (each unit consists of one share and one warrant; each warrant can acquire one share at an exercise price of $0.12 CAD per share, or approximately US$0.09 per share) at a conversion price of $0.075 CAD per unit (approximately US$0.06 per unit). In accordance with ASC 470-50-40-10, the carrying value of the debt of $90,264 was considered to be extinguished and a new issuance of $120,295 was recognized. A loss of $30,031 was recognized on the extinguishment.

On initial recognition of the convertible debt amended on July 1, 2020, the Company recognized a derivative liability of $132,184 and an offsetting convertible debt discount of $120,295. As the fair value of the derivative liability is higher than the carrying value of the debt of $120,095, the difference has been recognized as a loss on the extinguishment of the debt of $11,889.

On September 15, 2020, debt in the principal amount of $9,870 ($13,000 CAD) was converted by the holder to 173,333 units with a fair value of $8,840. The Company recognized a loss on the conversion of the debt of $1,030 and a derivative liability of $7,647 for the warrants attached to the units.

On March 8, 2021, the Company amended the terms of the convertible debentures such that any warrants issued with the units upon the conversion of the debentures is exercisable at US$0.10 per share.

On March 8, 2021, the debt in the principal amount of $89,198 ($112,500 CAD) was converted to 1,500,000 units with a fair value of $439,485. The Company recognized a loss on extinguishment of debt of $52,904.

On March 30, 2021, the debt in the principal amount of $29,528 ($37,500 CAD) and an accrued interest of $12,000 was converted to 660,000 units with a fair value of $162,360. The company recognized a loss on extinguishment of debt of $26,437.

A continuity of convertible debt and the embedded derivative conversion feature for the year ended December 31, 2021 is as follows:

	Host debt instrument	Embedded conversion feature	Total
Balance, January 1, 2020	$48,033	$79,458	$127,491
Extinguished during the period	(60,213)	(30,051)	(90,264)
Re-issued during the period	120,295	-	120,295
Allocated to derivative	(120,295)	120,295	-
Accretion	34,586	-	34,586
Change in fair value of derivative	-	(81,713)	(81,713)
Conversion	(9,870)	(7,647)	(17,517)
Foreign currency translation change	(1,509)	-	(1,509)
Balance, December 31, 2020	11,027	80,342	91,369
Accretion	19,943	-	19,943
Conversion	(30,970)	(80,342)	(111,312)
Balance, December 31, 2021	$-	$-	$-

11. Common Stock

The Company has an unlimited number of common shares authorized. As at December 31, 2021 185,169,792 common shares were issued and outstanding (125,339,156 – December 31, 2020).

For the year ended December 31, 2021

On March 8, 2021, the Company closed a non-brokered private placement financing for aggregate gross proceeds of $481,350 CAD (approximately US$400,792) (the “March Offering”). Under the March Offering, the Company issued an aggregate of 8,015,832 units, at a price of $0.06 CAD per unit (approximately US$0.05 per unit). Each unit was comprised of one Common Share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.10 CAD (approximately $0.08) for a period of 30 months from the closing date.

On March 8, 2021, the Company settled a total of $265,000 CAD (US$220,833) in outstanding debt through the issuance to a creditor of 4,416,667 units, at a price of $0.06 CAD (US$0.05) per unit. Each unit issued in the Debt Settlement consists of one Common Share and one warrant under the same terms as the March Offering.

On March 8, 2021, the Company closed a private placement for aggregate proceeds of $235,808 (the “US Private Placement”). Under the US Private Placement, the corporation issued an aggregate of 4,716,160 units at a price of $0.05 per unit. Each unit was comprised of one Common Share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.08 for a period of 30 months from the closing date.

On March 8, 2021, convertible debt in the principal amount of $112,500 CAD (US$89,198) was converted to 1,500,000 units at $0.075 CAD per unit (approximately US$0.06). Each unit issued consists of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of US$0.10 for a period of 24 months from the closing date.

On March 30, 2021, convertible debt in the principal amount of $37,500 CAD (US$29,528) and accrued interest of $12,000 CAD (US$9,478) was converted to 660,000 units at $0.075 CAD per unit (approximately US$0.06). Each unit issued consists of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of US$0.10 for a period of 24 months from the closing date.

On March 30, 2021, the Company granted 150,000 restricted share units which vested immediately. In connection with the grant, 150,000 Common Shares with a fair value of $36,900 were issued.

On March 30, 2021, the Company issued 3,304,600 Common Shares for the exercise of warrants at $0.10 for gross proceeds of $330,460.

On March 30, 2021, the Company issued 150,000 Common Shares for the exercise of options at $0.18 for gross proceeds of $27,358. In addition, the Company also issued 600,000 Common Shares for the exercise of options. In lieu of cash, the Company settled $109,427 of outstanding debt.

On March 30, 2021, the Company issued 400,000 Common Shares for the exercise of 400,000 warrants at $0.12 CAD (approximately US$0.10), with a fair value of $98,400 to settle long-term notes payable in the amount of $38,062. The Company recognized the loss on settlement of debt of $60,338.

On March 30, 2021, the Company issued 1,684,428 Common Shares with a fair value of $396,108 for services provided.

On March 30, 2021, the Company issued 190,000 Common Shares with a fair value of $41,608 to settle debt of $8,602. A loss of $33,006 was recognized pursuant to the issuance.

On April 16, 2021, the Company issued 1,000,000 Common Shares for the exercise of 1,000,000 warrants at $0.12 CAD (approximately US$0.10). In lieu of cash, debt in the amount of $120,000 CAD (US$95,959) was settled.

On April 16, 2021, the Company issued 600,000 Common Shares with a fair value of $188,729 for services provided.

On April 16, 2021, the Company issued 75,000 Common Shares with a fair value of $23,989 to settle accounts payable in the same amount.

On April 16, 2021, the Company issued 150,000 Common Shares with a fair value of $43,549 to settle debt in the amount of $7,908. A loss of $36,451 was recognized pursuant to the issuance.

On April 28, 2021, the Company issued 1,414,800 Common Shares at $0.12 CAD (approximately US$0.10) per share for gross proceeds of $169,776 CAD (US$135,670) relating to the exercise of 1,360,200 warrants. As at December 31, 2021, 54,600 shares issued in error were required to be cancelled.

On April 28, 2021, the Company issued 30,000 Common Shares at $0.10 CAD (approximately US$0.08) per share for gross proceeds of $3,000 CAD (US$2,403) relating to the exercise of 30,000 options.

On April 28, 2021, the Company issued 346,163 Common Shares with a fair value of $85,739 for services provided.

On June 28, 2021, the Company issued 135,000 Common Shares for the exercise of 145,000 warrants at prices ranging from $0.10 CAD - $0.12 CAD (approximately US$0.08 – US$0.10) for gross proceeds of $16,500 CAD (US$12,438). On September 8, 2021, the remaining 10,000 common shares were issued.

On June 28, 2021, the Company issued 150,000 Common Shares with a fair value of $36,939 to settle accounts payable in the same amount.

On June 28, 2021, the Company issued 25,000 Common Shares with a fair value of $5,210 to settle debt in the amount of $1,101. A loss of $4,107 was recognized pursuant to the issuance.

On June 28, 2021, the Company issued 50,000 Common Shares at $0.30 CAD (approximately US$0.24) per share for gross proceeds of $15,000 CAD (US$12,151).

On July 20, 2021, the Company issued 50,000 Common Shares at $0.30 CAD (approximately US$0.24) per share for gross proceeds of $15,000 CAD (US$11,905).

On August 9, 2021, the Company issued 16,134,000 shares, as a result of the exercise of 16,134,000 warrants with exercise prices varying from $0.10 - $0.20 CAD (US$0.08 - $0.16) for gross proceeds of $1,925,747 CAD (US$1,539,677). In the process, certain notes receivables were issued. See Note 8 for reference.

On August 20, 2021, the Company issued 3,605,247 shares, as a result of the exercise of 3,605,247 warrants with exercise prices varying from $0.12 - $0.41 CAD (US$0.10 - $0.32) for gross proceeds of $439,920 CAD (US$351,164).

On September 7, 2021, the Company issued 210,000 shares, as a result of the exercise of 200,000 warrants at $0.12 CAD (approximately US$0.10) for gross proceeds of $24,000 CAD (US$19,062). 10,000 shares were issued pursuant to the exercise of 10,000 warrants on June 28, 2021.

On September 7, 2021, the Company issued 500,000 Common Shares with a fair value of $95,000 for services provided.

On September 7, 2021, the Company issued 246,073 Common Shares with fair value of $47,445 to settle accounts payable of $38,729. A loss of $8,716 was recognized pursuant to the issuance.

On November 10, 2021, the Company granted 1,175,000 restricted share units which vested immediately. In connection with the grant, 1,125,000 Common Shares with a fair value of $167,625 were issued. As at December 31, 2021, 50,000 Common Shares with a fair value of $7,450 was required to be issued.

On November 10, 2021, the Company issued 4,966,667 shares as a result of the exercise of 4,966,667 warrants with exercise prices varying from $0.10 - $0.12 CAD (US$0.08 - $0.10) for gross proceeds of $581,000 CAD (US$464,064). In the process, certain notes receivables were issued. See Note 8 for reference.

On November 10, 2021, the Company issued 3,130,000 shares as a result of the exercise of 3,130,000 options with exercise prices varying from $0.08 - $0.15 CAD (US$0.06 - $0.12) for gross proceeds of $362,003 CAD (US$289,374). In the process, certain notes receivables were issued. See Note 8 for reference.

On December 2, 2021, the Company issued 100,000 shares pursuant to the exercise of 100,000 warrants on August 6, 2021 at $0.12 CAD (approximately US$0.10) for gross proceeds of $12,000 CAD (US$9,558).

For the year ended December 31, 2020

On June 19, 2020 the Company closed a non-brokered private placement financing for aggregate gross proceeds of $720,000 CAD (approximately US$529,968) (the “Offering”). Under the Offering, the Corporation issued an aggregate of 14,400,000 units (“Units”), at a price of $0.05 CAD per Unit (approximately US$0.04 per Unit). Each Unit was comprised of one common share in the capital of the Corporation (each a “Common Share”) and one Common Share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one Common Share at a price of $0.12 CAD (approximately US$0.09) for a period of 24 months from the closing date. In addition, with the Offering, the Corporation settled a total of $30,000 CAD (US$22,115) in outstanding debt through the issuance to certain creditors of 600,000 Units, at a price of $0.05 CAD per Unit (the “Debt Settlement”). Each Unit issued in the Debt Settlement consists of one Common Share and one Warrant under the same terms as the Offering.

On July 31, 2020 the Company closed a non-brokered private placement financing, by:

●	issuing 933,333 units for cash at a price of $0.06 CAD per unit (approximately US$0.04 per unit), for proceeds of $56,000 CAD (US$41,298);
●	issuing 2,050,000 Units for services, valued at US$91,779; and
●	issuing 6,202,334 Units for debt settlement of US$277,289.

Each unit was comprised of one Common Share and one Warrant. Each Warrant entitles the holder to purchase one Common Share at a price of $0.12 CAD (approximately US$0.09) for a period of 24 months from the closing date.

On July 31, 2020, the Company granted 525,000 restricted share units which vested immediately. In connection with the grant, 525,000 Common Shares with a fair value of $29,400 were issued.

On September 4, 2020, the Company closed a private placement of 3,601,333 units at $0.06 CAD per unit, for gross proceeds of $216,080 CAD (approximately US$156,538). Each unit consists of one Common Share and one Warrant. Each Warrant entitles the holder to purchase one Common Share at a price of $0.12 CAD (or US$0.09) for a period of 24 months from the closing date. In connection with the private placement, the Company issued 149,800 broker warrants with a fair value of $7,117. The broker warrants have the same terms as the warrants attached to the units.

On September 15, 2020, the Company issued 173,333 units with a fair value of $11,644 in settlement of convertible debt of $9,870. Each unit consists of one share and one warrant; each warrant can acquire one share at an exercise price of $0.12 CAD per share, or approximately US$0.09 per share.

On November 17, 2020, the Company closed a non-brokered private placement financing for aggregate gross proceeds of $222,600 CAD (approximately US$170,875) (the “November Offering”). Under the November Offering, the Corporation issued an aggregate of 3,710,000 units, at a price of $0.06 CAD per unit (approximately US$0.04 per unit). Each unit was comprised of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.12 CAD (approximately US$0.09) for a period of 24 months from the closing date. In addition, the Company settled a total of $18,000 (US$14,140) in outstanding debt through the issuance to a creditor of 300,000 units, at a price of $0.06 per unit. Each unit issued in the Debt Settlement consists of one Common Share and one warrant under the same terms as the November Offering.

On November 17, 2020, the Company granted 1,900,000 restricted share units which vested immediately. In connection with the grant, 1,900,000 Common Shares with a fair value of $134,900 were issued.

On December 10, 2020, the Company closed a non-brokered private placement financing for aggregate gross proceeds of $30,000 CAD (approximately US$23,566) (the “December Offering”). Under the December Offering, the Corporation issued an aggregate of 500,000 units, at a price of $0.06 CAD per unit (approximately US$0.04 per unit). Each unit was comprised of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.12 CAD (approximately US$0.09) for a period of 30 months from the closing date. In addition, with the December Offering, the Corporation issued 35,000 units valued at $2,100 CAD (US$1,650), at a price of $0.06 CAD per unit, for services. Each unit issued for services consists of one Common Share and one warrant under the same terms as the December Offering.

On December 17, 2020, the Company closed a non-brokered private placement financing for aggregate gross proceeds of $116,200 CAD (US$89,217) (the “December 17 Offering”). Under the December 17 Offering, the Company issued an aggregate of 1,660,000 units, at a price of $0.07 CAD per unit (approximately US$0.05 per unit). Each unit was comprised of one Common Share and one-half warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.12 CAD (approximately US$0.09) for a period of 30 months from the closing date. In addition, with the December 17 Offering, the Company settled a total of $28,000 CAD (US$21,498) in outstanding debt through the issuance to a creditor of 400,000 units, at a price of $0.07 CAD per unit. In addition to this, the Company also issued 400,000 units at a price of $0.07 CAD per unit, for services valued at $28,000 CAD (US$21,498). Each unit issued in the Debt Settlement and issued for services consists of one Common Share and one-half of warrant under the same terms as the December 17 Offering. In connection with the December 17 Offering, the Company issued 245,000 broker warrants with a fair value of $18,287. The broker warrants have the same terms as the warrants attached to the units.

On December 17, 2020, the Company issued 320,000 for the exercise of stock options. In lieu of cash, the Company settled $19,655 of outstanding debt.

12. Stock Options

The Board of Directors adopted the Park Place Energy Corp. 2013 Long-Term Incentive Equity Plan (the “Incentive Plan” or “2013 Plan”) effective as of October 29, 2013. The Incentive Plan permits grants of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock awards and other stock-based awards.

The Incentive Plan authorizes the following types of awards:

●	incentive stock options and nonqualified stock options to purchase common stock at a set price per share;

●	stock appreciation rights (“SARs”) to receive upon exercise common stock or cash equal to the appreciation in value of a share of Common Stock;

●	restricted stock, which are shares of common stock granted subject to a restriction period and/or a condition which, if not satisfied, may result in the complete or partial forfeiture of the shares;

●	other stock-based awards, which provide for awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock of the Company, which may include performance shares or options and restricted stock units which provide for shares to be issued or cash to be paid upon the lapse of predetermined restrictions.

Under the 2013 Plan, the maximum number of shares of authorized stock that may be delivered is 10% of the total number of shares of common stock issued and outstanding of the Company as determined on the applicable date of grant of an award under the 2013 Plan. Under the 2013 Plan, the exercise price of each option (or other stock-based award) shall not be less than the market price of the Company’s stock as calculated immediately preceding the day of the grant. The vesting schedule for each option or other stock-based award shall be specified by the Board of Directors at the time of grant. The maximum term of options or other stock-based award granted is ten years or such lesser time as determined by the Board of Directors at the time of grant.

A continuity of the Company’s outstanding stock options for the years ended December 31, 2021 and 2020 is presented below:

	Number of options	Weighted average exercise price
Outstanding, December 31, 2019	8,250,000	$0.13
Granted	4,070,000	0.07
Exercised	(320,000)	0.06
Expired	(100,000)	0.19
Outstanding, December 31, 2020	11,900,000	0.11
Granted	450,000	0.32
Exercised	(3,910,000)	0.11
Expired	(150,000)	0.18
Cancelled	(650,000)	0.16
Outstanding, December 31, 2021	7,640,000	$0.12

At December 31, 2021, the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
200,000	0.12	September 15, 2022	200,000
1,750,000	0.12	October 24, 2023	1,750,000
3,800,000	0.12	September 19, 2024	3,800,000
640,000	0.06	July 31, 2025	640,000
1,000,000	0.08	December 17, 2022	1,000,000
250,000	0.31	June 6, 2026	250,000
7,640,000			7,640,000

As at December 31, 2021, the weighted average remaining contractual life of outstanding stock options is 2.35 years. The aggregate intrinsic value of the stock options at December 31, 2021 is $283,200 (2020 - $Nil).

For the year ended December 31, 2021, the Company recognized $108,775 (2020 - $246,255) in stock-based compensation expense for options granted and vested. At December 31, 2021 and 2020, the Company has no unrecognized compensation expense related to stock options.

The fair values for stock options granted have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2021	2020
Risk-free interest rate	33.00 – 79.00%	0.17%
Expected life (years)	3 - 5	3.5
Expected volatility	245 - 257%	255%
Dividend yield	0%	0%
Weighted average fair value per share	$0.24	$0.10

13.  Warrants

A continuity of the Company’s outstanding share purchase warrants for the years ended December 31, 2021 and 2020 is presented below:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2019	19,389,961	$0.26
Issued	34,130,133	0.09
Expired	(17,654,782)	0.25
Outstanding, December 31, 2020	35,865,312	0.10
Issued	14,017,663	0.10
Exercised	(31,270,314)	0.09
Expired	(10,768,332)	0.13
Outstanding, December 31, 2021	7,844,329	$0.10

At December 31, 2021, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
1,000,000	0.16 USD	March 8, 2023
50,000	0.32 USD	June 6, 2023
2,576,249	0.08 USD	September 8, 2023
1,200,000	0.10 USD	September 8, 2023
2,358,080	0.08 USD	September 8, 2023
660,000	0.10 USD	September 30, 2023
7,844,329

As at December 31, 2021, the weighted average remaining contractual life of outstanding warrants is 1.63 years.

On July 6, 2021, the Company elected to accelerate the exercise terms of warrants issued during the year ended December 31, 2020. As per the terms of the warrants, if the Company’s shares price reached the threshold of $0.25 or $0.30 depending on the agreements for 10 consecutive trading days, the Company had the option to accelerate the exercise terms. The acceleration term had no impact on the valuation of these warrants.

The Company’s warrants which are exercisable in Canadian dollars are considered to be derivative financial instruments as they have an exercise price denominated in a currency other than the Company’s functional currency of the US dollar. Under US GAAP, the Company is required to present these warrants as derivative liabilities on the balance sheet and to measure them at fair value at the end of each reporting period. As at December 31, 2021, the balance of the derivative liability associated with these warrants is $472,899.

On March 4, 2021, the Company issued 1,000,000 warrants to a lender in conjunction with a $500,000 loan. See Note 6.

On March 8, 2021, in connection with a private placement of units, the Company issued 4,007,916 warrants with an exercise price of $0.10 CAD (approximately US$0.08) per warrant and a contractual life of 30 months. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period. The fair value of the derivative warrants on issuance was determined to be $400,712 based on the Black-Scholes Option Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 234%, risk-free interest rate - 0.34% and an expected remaining life - 2.5 years.

On March 8, 2021, in connection with a debt settlement, the Company issued 4,416,667 warrants with an exercise price of $0.12 CAD (approximately US$0.10) per warrant and a contractual life of 30 months. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period. The fair value of the derivative warrants on issuance was determined to be $220,789 based on the Black-Scholes Option Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 234%, risk-free interest rate - 0.34% and an expected remaining life - 2.5 years.

On March 8, 2021, debt in the principal amount of $112,500 CAD (US$89,198) was converted to 1,500,000 units at $0.075 CAD per unit (approximately US$0.06). Each unit issued consists of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of US$0.10 for a period of 24 months from the closing date.

On March 30, 2021, debt in the principal amount of $37,500 CAD (US$29,528) and accrued interest of $12,000 CAD (US$9,478) was converted to 660,000 units at $0.075 CAD per unit (approximately US$0.06). Each unit issued consists of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of US$0.10 for a period of 24 months from the closing date.

On March 30, 2021, in connection with a private placement of units, the Company issued 2,358,080 warrants with an exercise price of $0.08 per warrant and a contractual life of 30 months.

On June 7, 2021, in connection to a prior private placement in which warrants were owed to certain subscribers, the Company issued 75,000 warrants with an exercise price of US$0.32 per warrant and a contractual life of 24 months. The fair value of the warrants on issuance was determined to be $15,616 based on the Black-Scholes Option Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 215%, risk-free interest rate - 0.16% and an expected remaining life - 2.0 years. At issuance, the fair value of these warrants was recognized in the consolidated statement of comprehensive loss as stock based compensation expense.

The following is a continuity of the Company’s derivative warrant liability:

Total
Balance, January 1, 2020	$79,458
Issued during the period	1,724,114
Change in fair value of derivative	199,789
Balance, December 31, 2020	$1,804,572
Issued during the period	621,500
Extinguished during the period	(479,535)
Change in fair value of derivative	(1,473,638)
Balance, December 31, 2021	$472,899

14.  Restricted Stock Units

During the year ended December 31, 2021, the Company granted 1,325,000 (2020 – 2,425,000) restricted stock units (“RSUs”) as consideration for management and consulting contracts. The RSUs were valued at $211,975 (2020 - $164,300) based on the fair market value of the closing price of the common stock of the Company at the grant date and are recognized evenly over the vesting period. Within 30 days of vesting, the RSUs are exchanged for shares of common stock of the Company. As at December 31, 2021, 50,000 common stock valued at $7,450 was obligated to be issued relating to the vesting of 50,000 RSUs.

For the year ended December 31, 2021, the Company recognized $211,975 (2020 - $164,300) in stock-based compensation expense for RSUs granted and vested. At December 31, 2021 and 2020, the Company has no unrecognized compensation expense related to RSUs.

	Number of restricted stock units	Weighted average fair value per award
Balance, December 31, 2019	–	–
Granted	2,425,000	0.10
Vested	(2,425,000)	0.10
Balance, December 31, 2020	–	$–
Granted	1,325,000	0.16
Vested	(1,325,000)	0.16
Balance, December 31, 2021	–	–

15.  Related Party Transactions

At December 31, 2021, accounts payable and accrued liabilities included $13,831 (2020 - $117,000) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2021, management fees of $438,000 (2020 - $502,452) and director fees of $72,000 (2020 - $12,769) were incurred to related parties.

During the year ended December 31, 2021, the Company issued 1,416,667 units for the settlement of accounts payable owed to related parties in the amount of $70,833, resulting in no gain or loss and issued 200,000 common shares pursuant to the options exercised by related parties to settle the accounts payable. Refer to Note 11.

During the year ended December 31, 2021, the Company issued 5,146,667 common shares relating to the exercise of 4,476,667 warrants and 670,000 options held by related parties. As consideration, the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $518,820 (CAD$648,078). The notes bear interest at 5% per annum and mature in July 2023. Refer to Note 11.

As at December 31, 2021, notes receivable included $517,985 (December 31, 2020 - $Nil) due from related parties. The amounts are unsecured, bear interest at 5% per annum and mature between one to two years from grant.

16. Segment Information

During the years ended December 31, 2021 and 2020, the Company’s operations were in the resource industry in Bulgaria, and Turkey with head offices in the United States and a satellite office in Sofia, Bulgaria. The Company’s operating segments included, a head office in Canada, oil and gas operations in Turkey and oil and gas properties located in Bulgaria.

For the year ended December 31, 2021

	Bulgaria	North America	Turkey	Total
Revenue
Oil and natural gas sales	$–	$–	$3,700,727	$3,700,727
			3,700,727	3,700,727
Cost and expenses
Production	–	–	2,617,118	2,617,118
Depletion	–	–	233,798	233,798
Depreciation	–	–	31,768	31,768
Accretion of asset retirement obligation	–	–	416,354	416,354
Investor relations	–	914,770	–	914,770
Stock-based compensation	–	336,366	–	336,366
General and administrative	14,468	1,253,770	979,926	2,248,164
Total (recovery) expenses	$14,468	$2,504,906	$4,278,964	$6,798,338

Income (loss) before other income (expenses)	$(14,468)	$(2,504,906)	$(578,237)	$(3,097,611)
Other income (expenses)
Interest income	–	17,733	28,484	46,217
Interest expense	–	(126,027)	–	(126,027)
Finance cost	–	(176,386)	–	(176,386)
Other income (expense)	2,600	–	–	2,600
Foreign exchange gain (loss)	188	37,757	(12,277)	25,668
Loss on debt settlement	–	(238,724)	–	(238,724)
Gain on disposal of equipment	–	–	40,074	40,074
Change in fair value of derivative liability	–	1,473,638	–	1,473,638
Total other income (expense)	$2,788	$987,991	$56,281	$1,047,060

Net income (loss)	$(11,680)	$(1,516,915)	$(521,956)	$(2,050,551)

Long-lived assets	$3,116,146	$-	$2,209,368	$5,325,515

For the year ended December 31, 2020

	Bulgaria	North America	Turkey	Total
Revenue
Oil and natural gas sales	$–	$–	$2,584,266	$2,584,266
			2,584,266	2,584,266
Cost and expenses
Production	–	–	2,378,626	2,378,626
Depletion	–	–	239,002	239,002
Depreciation	–	–	37,633	37,633
Accretion of asset retirement obligation	–	–	377,197	377,197
Investor relations	–	458,302	–	458,302
Stock-based compensation	–	410,555	–	410,555
General and administrative	6,791	910,108	977,182	1,894,081
Total (recovery) expenses	$6,791	$1,778,965	$4,009,640	$5,795,396

Income (loss) before other income (expenses)	$(6,791)	$(1,778,965)	$(1,425,374)	$(3,211,130)
Other income (expenses)
Interest income	–	–	13,026	13,026
Interest expense	(172)	(70,075)	(14,853)	(85,100)
Accretion of convertible debt discount	–	(34,586)	–	(34,586)
Other income (expense)	2,513	–	–	2,513
Foreign exchange gain (loss)	(3,576)	(1,644)	63,416	58,196
Loss on debt settlement	–	(22,406)	–	(22,406)
Change in fair value of derivative liability	–	(199,789)	–	(199,789)
Provision for loan receivable	(54,008)	–	–	(54,008)
Total other income (expense)	$(55,243)	$(328,500)	$61,589	$(322,154)

Net income (loss)	$(62,034)	$(2,107,465)	$(1,363,785)	$(3,533,284)

Long-lived assets	$3,122,443	$–	$2,364,493	$5,486,936

17. Financial Risk Management

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Foreign exchange risks are closely monitored, and attempts are made to match foreign cash inflows and outflows. As at December 31, 2021, the Company is primarily exposed to foreign exchange risk through its cash and cash equivalents denominated in Canadian dollars and Turkish Lira. The Company mitigates foreign exchange risk by monitoring foreign exchange rate trends and evaluating reinvestment opportunities when possible. The Company does not currently hedge its foreign exchange risk. Based on current exposures as at December 31, 2021 and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar or Turkish Lira against the United States dollar would result in a gain or loss of approximately $91,000 or $9,000 in the Company’s consolidated statements of loss and comprehensive loss, respectively.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and trade and other receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. The Company has determined that no allowance is required as all amounts outstanding are considered collectible. During the year ended December 31, 2021, the Company incurred $nil in bad debt expense (2020 - $54,008).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s outstanding debt bears interest at fixed rates. As a result, at December 31, 2021, the Company is not exposed significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balances to enable settlement of transactions on the due date. The Company addresses its liquidity by raising capital through the issuance of debt and equity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

18. Income Taxes

The Company has net operating losses carried forward of $23,415,133 available to offset taxable income in future years which expire beginning in fiscal 2025.

The Company is subject to United States federal and state income taxes at a rate of 21% in 2021 (2020 - 21%). The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company’s income tax expense as reported is as follows:

	2021	2020
Benefit at statutory rate	$(430,616)	$(741,990)
Permanent differences and other	(70,637)	(86,216)
Valuation allowance change	501,252	828,206
Income tax provision	$–	$–

The significant components of deferred income tax assets and liabilities as of December 31, 2021 and 2020 are as follows:

	2021	2020
Net operating losses carried forward	$4,917,178	$4,486,562
Oil and gas properties	77,556	77,556
Stock compensation expense	1,299,471	1,228,834
Other	233	233
Total deferred income tax assets	6,294,437	5,793,185
Valuation allowance	(6,294,437)	(5,793,185)
Net deferred income tax asset	$–	$–

19. Subsequent Events

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company will meet the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

Subsequent to December 31, 2021, the Company issued 110,567,031 units at $0.165 CAD per unit for gross proceeds of $18,243,560 CAD pursuant to the closing of private placements. Each unit comprises one common shares and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $0.45 for two years from the date of the closing of the offering. Cash finder’s fee of $1,338,604 CAD were paid and 5,688,556 broker warrants were issued pursuant to the private placements.

Subsequent to December 31, 2021, the Company issued 196,250 common shares related to the exercise of 195,250 warrants for proceeds of CAD $19,625.

Subsequent to December 31, 2021, the Company issued 50,000 common shares related to the exercise of 50,000 options for proceeds of CAD $5,000.

Subsequent to December 31, 2021, the Company issued 50,000 common shares related to the granting and vesting of 50,000 RSUs during the year ended December 31, 2021.

Subsequent to December 31, 2021, the Company issued 650,000 common shares related to the granting and vesting of 650,000 RSUs on February 1, 2022.

