Form 20-F
period 2022-12-31
Trillion Energy International Inc.
filed 2023-05-02
CIK 1648636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2022

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

Suite 700, 838 W. Hastings Street

Vancouver, BC V6C 0A6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.00001 Par Value	N/A
(Title of Class)	(Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2022: 383,875,552. Common Shares with a par value of $0.00001 CAD per share

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

The independent auditors for the Company are MNP LLP, Suite 1500, 640 - 5th Avenue SW Calgary, Alberta T2P 3G4 for the Company’s December 31, 2022 and 2021 year ends.

The former independent auditors for the Company are Harbourside CPA, Suite 1140 – 1185 West Georgia Street, Vancouver, B.C., V6E 4E6 for the Company’s December 31, 2021 and 2020 and 2019 year ends.

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

The consolidated financial statements for the year ended December 31, 2022, are the first the Company has prepared in accordance with IFRS. The Company previously prepared its consolidated financial statements, up to and including December 31, 2021, in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The Company’s selected historical audited financial data for the years ended December 31, 2021 and December 31, 2022 are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Year End Dec. 31, 2021	Year End Dec. 31, 2022
Amounts in accordance with IFRS (presented in U.S. dollars):
Total assets	6,521,629	37,018,219
Total liabilities	10,982,859	16,392,288
Net working capital (deficiency)	342,551	(4,819,052)
Shareholders’ equity (deficiency)	(4,461,230)	20,625,931
Operating revenue	3,700,727	9,375,029
Net loss from operations	(4,893,126)	(6,121,754)
Loss per share (basic and diluted)	(0.03)	(0.02)
Weighted average number of common shares (basic and diluted)	158,166,108	312,457,409

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

Oil and gas operations in Turkey will generate revenues in Turkish Lira, while expenses will be incurred in Turkish Lira or U.S. dollars. Gas production in Turkey will generate Turkish Lira. Turkey is a hyper-inflationary economy. As a result, any fluctuations of these currencies may result in a change in reported revenues, if any, that our projects could generate if they commence production. Accordingly, our future financial results are subject to risk based on changes to foreign currency rates.

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

Our stock price is volatile.

Our common stock is traded on the Canadian Securities Exchange (the CSE) and the OTCQB. There can be no assurance that an active public market will continue for our common stock, or that the market price for our common stock will not decline below its current price. Such price may be influenced by many factors, including, but not limited to, investor perception of us and our industry and general economic and market conditions. The trading price of our common stock could be subject to wide fluctuations in response to a variety of matters and market conditions.

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

Our Board of Directors has the authority, without further action by the shareholders, to issue up to 450,000,000 shares of common stock authorized under our charter documents, of which 383,875,552 shares were issued and outstanding as of December 31, 2022. We may issue additional shares of common stock or other equity securities, including securities convertible into shares of common stock, in connection with capital raising activities. The issuance of additional common stock would also result in dilution to existing shareholders.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Trillion Energy International Inc. is focused on its oil and gas producing assets in Turkey specifically its SASB Natural Gas field as well as its Cendere Oil field.

During the year ended December 31, 2022, the Company’s focus was on increasing conventional natural gas production at its SASB field located in the Black Sea, Turkey where it has initiated a 20 well development drilling program, “the SASB Development Program”. The Company raised gross proceeds of approximately CAD$41 million through a non-brokered private placement and a brokered prospectus financing during the year. During September 2022, the Company commenced the SASB Development Program drilling its first well, Akcakoca South, which was completed and tested during October 2022 and which flow tested at 5-6 million cubic feet per day (mmcf/d)(gross 100% interest) and which was then put on production. During November 2022 the Company recompleted the Akcakoca-3 Well which was then tested at 5-6 mmcf/d (gross 100% interest). The Company successfully drilled West Akcakoca 1 and Guluc 2 wells during January and February 2023 which were put in production in March 2023. The company is currently drilling the Bayhanli well, which is expected to be completed in May 2023. Each of the new wells are expected to take an average of 45 days to drill and for reentries, an average of 15 days per well. the Company expects to exit 2023 with up to 13 producing natural gas wells at SASB.

The wells are being drilled or recompleted using the Uranus jack up drilling rig under contract from a rig provider located in Romania.

Turkey

The Company owns interests in the producing Cendere oil field (“Cendere”) and producing South Akcakoca Sub-Basin (“SASB”) gas field in Turkey. Cendere, a mature oilfield, is a long-term low decline oil reserve. The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkey.

The SASB field holds upside through exploitation of reserves and resources where significant infrastructure is in place to realize same, including pipelines, offshore platforms, and a gas processing plant capable of processing 42.4 Mmcf/d. With this base of operations in Turkey and its experienced management team, the Company is poised to exploit these assets and for further growth in the region.

Cendere oil field

At December 31, 2022, the gross oil production rate for the producing wells in Cendere was 673 bbls/day (barrels per day); the average daily 2022 gross production rate for the field was 681 bbls/day. At the end of December 2022, oil was sold at a price of approximately US$83.24 per barrel (“bbl”) for a netback per barrel of approximately US$46.36/bbl. At December 31, 2022, the Cendere field was producing 110 barrels of oil per day net to the Company; and averaged 102 barrels per day during 2022 net to the Company.

SASB

SASB has several producing natural gas fields, four production platforms plus subsea pipelines that connect the fields to an onshore gas plant. The SASB fields are located off the north coast of Turkey towards the western end of the Black Sea. Total gross production to date from the four fields is in excess of 43 billion cubic feet (“Bcf”).

The Company commenced the SASB Development Program during September 2022, at which time the Uranus Rig mobilized to the license block from Romania. The drilling rig was then positioned at the Akcakoca platform upon which it drilled South Akcakoca, Akcakoca-3, Akcakoca West and Guluc 2. The initial program involves seven wells (two workovers and five new directional wells) all which will be put on production during the program upon successful completion, thus generating revenue for the company. The second part of the SASB Development Program involves up to an additional 10 wells (including recompletions, sidetracks and new wells), which in part will be identified based on the results of the first wells and further G&G work that is presently ongoing. The SASB Development Program will substantially boost production for the near future. Wells are expected to produce additional gas for between three and ten years each based on the SASB Development Program.

As at December31, 2022 the gross gas production rate for SASB was 6 MMcfd, representing production from the Akcakoca South and Akcakoca-3 wells. As at March 31, 2023 the gross gas production rate for SASB is 12.6 MMcd. The current average daily 2023 gross production rate for the field is 7.75 MMcfd. Gas production rates have increased significantly between September and April due to the completion of 3 wells and 1 recompletion.

The Company is using a Jackup rig obtained from Romania, to which it initially contracted to drill a minimum of five new wells and two recompletions (the “Initial Program”) and which the Company’s plans to drill several additional wells throughout 2023 and into 2024. .. The rig rate is USD $95,000/day.

It is the Company’s plan to drill the wells more or less continuously, to reduce mobilization costs and take advantage of high gas prices, by bringing one new well into production every 45 days starting September 2022 and then throughout the duration of 2023 into 2024, thereby significantly ramping up the Company’s production during that time frame.

Currently natural gas is being sold at about $14.14/MCF domestically in Turkey. The average monthly natural gas sale price year to date for 2022 was approximately US$22.18 per Mcf. The gas price has been approximately US$31.41 per Mcf for the months of October, November and December 2022.

The Company also plans to explore potential opportunities around the SASB development license area, which is currently 12,385 hectares, by applying for a Technical Investigation Survey Permit for 200,000 hectares of surrounding area (“the Permit”). The Company is currently reprocessing the existing 3D seismic with new technology and gather additional data to determine and propose new exploration work program in the permit around SASB block. Such new technology is expected to improve the resolution of the data and define new exploration targets.

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

The Company has determined it would dispose of the Bulgaria property and that it would obtain the options to do so. As a result, the Company recorded an impairment loss of $3,101,343 during the year ended December 31, 2022.

Developments of the Business after the Reporting Period

During February and March 2023, the Company successfully drilled the West Akcakoca 1 well which discovered 55+ metres of gas pay and flow tested at a rate of 3.5 (mmcf/d)(gross 100% interest) and was put on production. During March 2023, the Company successfully drilled the Guluc-2 well which discovered 70+ metres of gas pay and flow tested at a rate of 8.83 (mmcf/d)(gross 100% interest). Guluc 2 entered long term production with an initial production rate of approximately 6 (mmcf/d)(gross 100% interest).

On April 20, 2023, the Company entered into an agreement with Eight Capital, pursuant to which Eight Capital agreed to purchase for resale, together with a syndicate of underwriters (together with Eight Capital, the “Underwriters”), on a bought deal private placement basis, 15,000 units of the Company (“Units”) at a price of $1,000 per Unit, for gross proceeds of $15,000,000 (the “Placement”). Each Unit will consist of $1,000 principal amount secured convertible debenture (a “Debenture”) and 1,667 common share purchase warrants of the Company (a “Warrant”). Each Warrant will be exercisable for one common share of the Company (each a “Warrant Share”) at an exercise price of $0.50 per Warrant Share, subject to adjustment in certain events, and shall have an expiry date of June 29, 2025. The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12.0% per annum, payable semi-annually in arrears beginning on October 31, 2023 (the “Interest”). At the holders’ option, the Debentures may be converted into common shares of the Company (“Conversion Shares”) at any time and from time to time, up to the earlier of the Maturity Date and the date fixed for redemption of the Debentures, at a conversion price of $0.60 per common share (the “Conversion Price”). The Company is currently drilling the Bayhanli well, which is expected to be completed in May 2023. Each of the new wells are expected to take an average of 45 days to drill and for reentries, an average of 15 days per well.

Strategic Focus

Our focus currently is increasing oil and gas production and in particular, our natural gas reserves at the SASB gas field in Turkey, which we expect will generate significant cash-flow and profits for the Company. Further development beyond the first seven wells will be significantly funded from free cash flow of earlier wells that are put on production, and our plan is to further develop the fields as approvals and funds are on hand and as the rig schedule may allow.

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

SASB

The primary asset of the PPE Turkey is the offshore production license called the South Akcakoca Sub-Basin (“SASB”). PPE Turkey owns a 49% working interest in SASB which has several producing fields with reserves, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. SASB is located off the north coast of Turkey towards the western end of the Black Sea in water depths ranging from 60 to 100 meters. Gas is produced from Eocene age sandstone reservoirs at subsea depths ranging from 1,100 to 1,800 meters.

The three nearer shore gas fields of Ayazli (discovered in 2004), Dogu Ayazli (discovered 2005) and Akkaya (discovered in 2006) were included in an initial phase of development with first gas production in 2007. The deeper water Akcakoca field (discovered in 2006) was developed later with first gas production in 2011. All the fields are developed using unmanned well head platforms/tripods tied back via an 18 km 12-inch pipeline to shared processing and compression facilities onshore at Cayagzi gas plant. The gas plant at Cayagzi is capable of processing up to 75 million cubic feet of gas per day. Sales gas is exported via an 18.6 km long 16-inch onshore pipeline, which ties into the main national gas transmission network operated by BOTAS. Historically, gas has been produced at rates of as high as 30 MMcf/d from SASB; total gross production to date from the four fields is in excess of 43 Bcf. The production license for SASB is covered by a modern 223 square kilometre 3D survey. There are five additional gas discoveries in SASB that have not yet been developed. Also, there are several additional prospects defined by 3D seismic data.

During September 2022, the Company commenced the SASB Development Program drilling its first well, Akcakoca South, which was completed and tested during October 2022. The well flow tested at 5-6 million cubic feet per day (mmcf/d) (gross 100% interest) and was then put on production. During November 2022 the Company recompleted the Akcakoca-3 Well which was then tested at 5-6 mmcf/d (gross 100% interest).

The Company successfully drilled West Akcakoca 1 and Guluc 2 wells during the first quarter of 2023, each which were put into production in March 2023. The Company is currently drilling the Bayhanli well, which is expected to be completed in May 2023. Each of the new wells are expected to take an average of 45 days to drill for new drills, 35 days for side-tracks and 15 days for reentries of existing wells. The wells are being drilled and or recompleted using the Uranus jack up drilling rig under contract from a rig provider located in Romania.

To date, three out of four wells completed at SASB to date have been prospective resources, which have now been converted into reserves as a result of successful drilling. The Company’s proved and probable conventional natural gas reserves have increased significantly, which according to its most recent third party update report on reserves, now total 63.3 BCF at SASB effective January 31 2023 compared to 20.1 BCF as at December 31 2021.

Cendere

With the acquisition of the PPE Turkey, the Company also acquired a 19.6% interest in the Cendere field except three wells where the Company has a 9.8% interest, a producing oil field located in Central Turkey. At December 31, 2022, the gross oil production rate for the producing wells in Cendere was 673 bbls/day; the average daily 2022 gross production rate for the field was 681 bbls/day.

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

Bulgarian Property

In October of 2010, the Company was awarded an exploration permit for the “Vranino 1-11 Block”, a 98,205 acre oil and gas exploration land located in Dobrudja Basin, Bulgaria, by the Bulgarian Counsel of Ministers. On April 1, 2014, the Company entered into an Agreement for Crude Oil and Natural Gas Prospecting and Exploration in the Vranino 1-11 Block with the Ministry of Economy and Energy of Bulgaria (the “License Agreement”). The initial term of the License Agreement is five years. This five-year period will commence once the Bulgarian regulatory authorities approve of the Company’s work programs for the permit area and the Company completes an environmental impact assessment (“EIA”). The License Agreement (or applicable legislation) provides for possible extension periods for up to five additional years during the exploration phase, as well as the conversion of the License Agreement to an exploitation concession, which can last for up to 35 years. Under the License Agreement, the Company was to submit a yearly work program that is subject to approval of the Bulgarian regulatory authorities.

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

During the fall of 2022, the Company decided to recommence the EIA. The Company consulted with local counsel and an environmental consultant but was unable to determine whether it would be able to obtain the license. In October and November 2022, management made repeated efforts to obtain a visa to visit Bulgaria and seek clarification on the status of the license, however the visa applications were declined and thus the Company determined it would dispose of the Bulgaria property and that it would obtain the options to do so.

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

Reserves

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices

Reserves category	Reserves
	Oil (mbbls)	Natural gas (mmcf)
PROVED
Developed:
Turkey	222	2,748
Undeveloped:
Turkey	-	8,808
TOTAL PROVED	222	11,556
PROBABLE
Developed:
Turkey	66	5,733
Undeveloped:
Turkey	-	31,319
TOTAL PROVED AND PROBABLE	288	48,608
POSSIBLE
Developed:
Turkey	63	1,682
Undeveloped:
Turkey	-	33,990
TOTAL PROVED, PROBABLE AND POSSIBLE	351	84,280

An independent firm, GLJ Petroleum Consultants (GLJ or GLJ Consultants) completed an independent reserves assessment and evaluation of the oil and gas properties located in Turkey of Trillion Energy International Inc. The effective date of this evaluation is December 31, 2022. The evaluation was prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

Undeveloped Acreage

The following table sets forth the amounts of our undeveloped acreage as of December 31, 2022 as awarded in the Bulgarian License Agreement:

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

A. Operating Results

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The net loss for the year ended December 31, 2022, decreased by $1,228,628 compared to the net loss for the year ended December 31, 2021 with a net loss of $6,121,754 recognized during the year ended December 31, 2022 as compared to a net loss of $4,893,126 for the year ended December 31, 2021. Factors contributing to the net loss for the year included the following:

Revenue

Revenues increased by $5,674,302 from $3,700,727 in 2021 to $9,375,029 in 2022. The increase is primarily due to an increase in the price of oil and gas in 2022 compared to 2021. In addition, production from the SASB fields increased as a result of the Company drilling its first well, Akcakoca South, which was completed and tested during October 2022 and recompleting the Akcakoca-3 Well during November 2022.

Expenses

For the year ended December 31, 2022, the Company incurred production expenses related to its Turkey operations of $3,567,875 (2021 - $2,617,118), depletion charges of $1,451,032 (2021 - $415,686), depreciation expense of $145,035 (2021 - $31,768) and asset retirement obligation accretion expense of $264,075 (2021 - $91,983). Production expenses for the year ended December 31, 2022 increased as compared with the comparative period in 2021 as a result of the Company commencing production on newly capped wells in Q4 of 2022. Depletion increased by $1,035,346 as a result of an increase in production levels, while depreciation expenses increased due to the purchase of additional equipment during the year ended December 31, 2022. Accretion of asset retirement costs increased by $172,092 for the year ended December 31, 2022, primarily due to a change in the estimated net costs to dismantle as well as a change to the risk-free discount rate..

For the year ended December 31, 2022, the Company had general and administrative expenses of $6,397,500, compared to $3,162,934 for the year ended December 31, 2021. The increase is primarily due to an increase in salaries and compensation of $2,713,966 primarily due to an increase in employees working the oil and gas operations and drilling programs in Turkey. Increases in advertising expenses of $490,462, professional fees of $175,667 correspond with the Company’s increased financing activities and planned production ramp up. $3,578,868 (2021 – $2,183,008) in expenses were from the North American head office and $2,818,632 (2021 - $979,926) for the Turkey office.

For the year ended December 31, 2022, the Company recorded stock-based compensation of $2,118,917 compared to $336,366 for the year ended December 31, 2021. The increase is due to the grant of 2,560,000 stock options, and the accrual for the obligation to issue RSUs to various directors and officers of the Company pursuant to employment contracts and agreements between the parties.

Other Income (Expense)

For the year ended December 31, 2022, the Company had other income of $2,185,242 compared to other expenses of $1,937,998 for the year ended December 31, 2021. Other income for the year ended December 31, 2022 consists mainly of interest income of $86,739 (2021 - $46,217), a gain on debt extinguishment of $97,051 (2021 – loss of $159,383), foreign exchange gain of $1,272,450 (2021 – $25,669), and gain on net monetary position of $1,826,495 (2021 - $Nil) offset by the loss from the change in the fair value of the derivative liability of $686,504 (2021 – $1,590,762) and the provision for a settlement agreement with the Company’s former CFO of $285,120 (2021 - $Nil). For the year ended December 31, 2022, the derivative liability arises from the Company’s warrants which are exercisable in US dollars as they have an exercise price denominated in a currency other than the Company’s functional currency of the Canadian dollar. Over the period, the value of the derivative liability decreased as a result of the exercise of 4,018,080 of the underlying warrants, offset by the increase in the Company’s share price from $0.16 as at January 1, 2022 to $0.33 as at December 31, 2022. The net monetary gain is a result of Turkey being designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Total Assets

As at December 31, 2022, total assets increased by $30,496,590 from $6,521,629 as at December 31, 2021 to $37,018,219 as at December 31, 2022. The increase in total assets was primarily a result of an increase in oil and gas properties of $28,629,181 coupled by an increase in the Company’s prepaid expenses and accounts receivable. The increase in oil and gas reflect work performed in the Company’s SASB fields in Turkey. The increase in prepaid expenses relates to advances made for drilling work that commenced in Q4 2022 and the increases accounts receivable reflect oil and gas receivable increases due to increases in oil prices during the fourth quarter of 2022, and the commencement of drilling in the Company’ SASB fields in Turkey.

Total Non-current Financial Liabilities

Total non-current liabilities as at December 31, 2022 decreased by $4,146,574 from $9,493,112 as at December 31, 2021 to $5,346,538 as at December 31, 2022. The decrease in total non-current financial liabilities was primarily a result of a $3,676,638 decrease in asset retirement obligation as a result of changes in estimates in risk free discount rate and estimated retirement date. This decrease was coupled by a decrease in derivative liabilities of $468,072 resulting from the exercise of underlying warrants.

B. Liquidity and Capital Resources

The following table summarizes our liquidity position:

	December 31, 2022 ($)	December 31, 2021 ($)	December 31, 2020 ($)
Cash	926,061	1,026,990	202,712
Working capital (deficit)	(4,819,052)	342,551	(1,057,725)
Total assets	37,018,219	6,521,629	6,487,261
Total liabilities	16,392,288	10,982,859	13,274,494
Stockholders’ equity	20,625,931	(4,461,230)	(6,787,233)

During the year ended December 31, 2021, working capital was $342,551 in comparison to working capital deficit of $1,057,725 as at December 31, 2020. The $1,400,276 increase in working capital is attributable to an increase in financing activities as the Company raised cash though the issuance of shares through private placements and the exercise of warrants.

During the year ended December 31, 2022, working capital deficit was $4,819,052 in comparison to working capital of $342,551 as at December 31, 2021. The $5,161,603 decrease in working capital is attributable to an increase in expenditures related to the Company’s drilling activities in 2022.

The Company expects it will be fully funded for its next 12 months of operations, which includes continuation of drilling of multiple wells at SASB utilizing funds generated through a private placement and prospectus raise for approximately $41.5M CAD (US$31M) in gross proceeds received in 2022 plus funds received in April 2023, from a $15 CAD million private placement offering of convertible debenture units (the “Debentures”) and cashflow from revenues generated from wells at SASB.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	December 31, 2022 ($)	December 31, 2021 ($)
Net cash provided by (used in):
Operating activities	7,031,965	(1,869,543)
Investing activities	(37,427,683)	(181,845)
Financing activities	30,115,258	2,655,666
Effect of exchange rate on cash and cash equivalents	179,531	220,000
Increase (decrease) in cash, cash equivalents, and restricted cash	(100,929)	824,278

Cash Used in Operating Activities

Net cash provided by operating activities for the year ended December 31, 2022, was $7,031,965, compared to $1,869,543 cash used in operating activities for year ended December 31, 2021. The current period loss of $6,121,754 was offset with $6,870,824 in changes in working capital items and $6,282,895 in net non-cash items for the year ended December 31, 2022. This compares to a loss of $4,893,126, coupled by $3,576,891 in net non-cash items and offset by $553,308 in changes in working capital items for the year ended December 31, 2021.

Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2022, was $37,427,683, compared to $181,845 used for the year ended December 31, 2021. Oil and gas properties expenditures increased to $37,712,406 from $66,122 in the comparative period and property and equipment expenditures increased to $696,929 from $180,739 in the comparative period.

Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements and a convertible debenture loan.

Net cash provided by financing activities for the year ended December 31, 2022, was $30,115,258, compared to $2,655,666 for the year ended December 31, 2021. Cash provided by financing activities in the current period was primarily related to $30,480,614 in proceeds, net of stock issuance costs, for the issuance of stock related to private placements and warrant and option exercises offset by note repayments. In the comparative period cash from financing activities was primarily related to the issuance of common shares, partially offset by repayment of note payable.

Future Operating Requirements

Based on our current plan of operations, we estimate that we will have sufficient funds to cover our plan of operations over the next 12 months and that our cash on hand of $926,061 along with our revenue generated from initial wells in the SASB Development Program and the CAD $15 million dollar debenture offering will be sufficient to fund our planned operations over the next 12 months.

Our current plan of operations is the continuation of drilling production wells at SASB to increase gas production. We expect to incur further capital expenditures in excess of $30 million within the next 12 months. As each of the wells is expected to generate cashflow as they are brought online and as cash receipts from production are obtained on a monthly basis, our cash position will be enhanced and capital outlays will be covered, such that increasing sales revenue will contribute positively to the Company’s working capital and future anticipated capital expenditures.

Subsequent to the completion of the Initial Work Program, the Company plans to drill up to 10 or so additional wells over the next year or so using cashflow from operations generated by operations. Based on our 49% interest, we project that we will incur between $50 to $74 million in additional capital expenditures for our total work program of up to 14 -15 additional wells, which include a mixture new drillings, recompletions and well extensions.

As of December 31, 2022, the Company had unrestricted cash of $926,061 and current liabilities of $11,045,750 which along with the Debenture proceeds, it anticipates is sufficient to cover its plan of operations over the next 12 months.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table and information that follows sets forth the names and positions of our directors and executive officers as of the date of this annual report:

Name	Current Office with Company	Since
Arthur Halleran	President, Chief Executive Officer, Director	Director since October 4, 2011, President and CEO since September 2017
Ozge Karalli	Chief Financial Officer	CFO since August 19, 2022
Kubilay Yildirim	Chief Operating Officer, Director	Director since September 20, 2019, COO since August 19, 2022
David M. Thompson	Director	Director since October 29, 2013
Barry Wood	Director	Director since December 31, 2018
Sean Stofer	Director	Director since August 19, 2022

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

Ozge Karalli – Chief Financial Officer

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

David M. Thompson - Director

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

B. Compensation of executive officers and directors

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2022.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
Arthur Halleran	President and CEO	2022	340,351	393,275	-	733,626
	President and CEO	2021	156,000	-	-	156,000

Ozge Karalli	CFO	2022	79,573	135,486	-	215,059

David Thompson	Director	2022	209,198	54,397	-	263,595
	Former CFO	2021	120,000	-	-	120,000

Barry Wood	Director	2022	18,000	60,426	-	78,426
		2021	18,000	-	-	18,000

Kubilay Yildirim	Director and COO	2022	236,644	261,253	-	497,897
	Director	2021	18,000	-	-	18,000

Sean Stofer	Director	2022	20,000	21,283	-	41,283

Options and Stock Appreciate Rights (SARs)

During the fiscal year ended December 31, 2022, we granted stock options to senior management or directors as follows:

Name	Position	Year	Options Granted
Ozge Karalli	CFO	2022	1,000,000

Kubilay Yildirim	Director	2022	1,310,000

The options granted have an exercise price of CAD$0.30 and expire on July 25, 2025. Half of the options vested immediately upon grant, and the other half will vest on July 25, 2023.

Long Term Incentive Plan (LTIP) Awards

During the fiscal year ended December 31, 2022, we granted 3,525,062 (2021 – 1,125,000) restricted stock units (“RSUs”) to senior management and directors as follows:

Name	Position	Year	RSUs Granted
Arthur Halleran	President and CEO	2022	2,022,865
		2021	300,000

David Thompson	CFO	2022	275,000
	Director	2021	275,000

Barry Wood	Director	2022	650,000
		2021	200,000

Kubilay Yildirim	Director	2022	767,197
		2021	350,000

Sean Stofer	Director	2022	60,000

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

Board of Directors Independence

Our Board of Directors consists of five members; namely, Arthur Halleran, David Thompson, Barry Wood, Sean Stofer and, Kubilay Yildirim. Our Board of Directors has determined that David Thompson, Sean Stofer and Barry Wood are an independent director within the within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Kubilay Yildirim, and Arthur Halleran are not independent within the meaning of NI 58-101 as they are managers and or officers of our company and thereby have a “material relationship” with our company.

D. Employees

As of December 31, 2022, the Company had 17 employees.

E. Share Ownership

The following table sets forth, as of May 1, 2023, the number of common shares of our company beneficially owned by the directors and members of senior management of Trillion International Energy Inc., individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

NAME OF BENEFICIAL OWNER	TITLE	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)

Arthur Halleran	President, CEO and Director	common	4,254,433	1.1%
David Thompson	Former CFO and Director	common	1,025,000	0.3%
Ozge Karalli	CFO	common	230,000	0.1%
Barry Wood	Director	common	950,000	0.3%
Kubilay Yildirim	COO and Director	common	12,000	0.0%
Sean Stofer	Director	common	270,000	0.1%
Directors and Officers as a Group			6,741,433	1.7%

(1)	Based on 385,960,552 common shares outstanding as at May 1, 2023.

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2022.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price		Expiration Date
Arthur Halleran	President, CEO and	350,000	USD$	0.12	October 24, 2023
	Director	1,200,000	USD$	0.125	September 19, 2024

Ozge Karalli	CFO	350,000	USD$	0.81	October 24,2023
		200,000	USD$	0.125	September 19,024
		320,000	USD$	0.08	July 31, 2024
		1,000,000	CAD$	0.08	July 26, 2025

David Thompson	Former CFO and Director	800,000	USD$	0.125	September 19, 2024

Barry Wood	Director	300,000	USD$	0.125	September 19, 2024
		320,000	CAD$	0.08	July 31, 2025

Kubilay Yildirim	COO and Director	350,000	USD$	0.12	October 24, 2023
		300,000	USD$	0.125	September 19, 2024
		1,310,000	CAD$	0.30	July 26, 2025

As a group, executive officers and directors hold 3,620,000 stock options as at December 31, 2022.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of May 1, 2023, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
N/A

As of May 1, 2023, the Company had approximately 174 shareholders of record holding 385,960,552 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B. Related Party Transactions

At December 31, 2022 accounts payable and accrued liabilities included $210,070 (December 31, 2021 - $13,831) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2022, management fees and salaries of $711,766 (2021 - $438,000), director fees of $92,000 (2021 - $72,000), and stock-based compensation of $926,119 (2021 - $Nil) were incurred to related parties.

During the year ended December 31, 2022, the Company issued 2,000,000 (2021 - 1,416,667) units with a fair value of $260,681 for the settlement of accounts payable owed to related parties in the amount of $260,681 (2021 - $70,833), resulting in no gain or loss.

During the year ended December 31, 2022, the Company issued Nil (2021 - 5,146,667) common shares relating to the exercise of Nil (2021 – 4,476,667) warrants and Nil (2021 – 670,000) options held by related parties. As consideration, the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $Nil (2021 - $518,820 (CAD$648,078)). Refer to Note 10.

As at December 31, 2022, notes receivable included $450,325 (December 31, 2021 - $517,985) due from related parties. The amounts are unsecured, bear interest at 5% per annum and mature one to two years from issuance.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18.

B. Significant Changes

Since the date of the audited financial statements for the year ended December 31, 2021, there have been no significant changes in the Company’s operations.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of May 1, 2023, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
N/A

As of May 1, 2023, the Company had approximately 174 shareholders of record holding 385,960,552 shares.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

The Company has an authorized share capital of an unlimited number of common shares with no par value. The Company currently has 385,960,552 common shares issued and outstanding as fully paid and non-assessable.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of pROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2022, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. We identified a weakness in our internal control over financial reporting related to a lack of independent review. Our management considers this weakness to be a one-time event which will be resolved by procedures we plan to implement in the near term as soon as practicable.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2022. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2022 because of a material weaknesses in internal control over financial reporting existed as of December 31, 2022: the lack of independent review. In order to address this deficiency, management is in the process of implementing additional levels of review as part of its financial close process.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2022, the aggregate fees to MNP LLP for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were $164,218. For the year ended December 31, 2021, the aggregate fees to Harbourside CPA for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were CAD$40,000.

Audit Related and Other Fees

The Company did not pay any audit related fees or fees for other non-audit services to MNP LLP during the year ended December 31, 2022. The Company did not pay any audit related fees or fees for other non-audit services to Harbourside CPA during the year ended December 31, 2022.

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

The non-independent member of the Board of the Company is:

Arthur Halleran

Kubilay Yildirim

The independent member of the Board of the Company is:

Barry Wood
Sean Stofer
David Thompson

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

Compensation

The Compensation committee consists of the board of directors.

Other Board Committees

The Company has a reserves committee which consists of each Barry Wood, Art Halleran and David Thompson.

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

Item 18. FINANCIAL STATEMENTS

The Company’s financial statements have been prepared in accordance with IFRS. Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F Annual Report and are located following the signature page hereof.

Index to Financial Statements

Consolidated Financial Statements of Trillion Energy International Inc. for the years ended December 31, 2022 and 2021

Report of MNP LLP dated May 1, 2023

Consolidated Statements of Financial Position as of December 31, 2022 and 2021 and January 1, 2021

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2022 and 2021

Consolidated Statements of Stockholders’ Equity (Deficiency) for the year ended December 31, 2022 and 2021

Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021

Notes to Consolidated Financial Statements

Item 19. EXHIBITS

Copies of the following documents are filed with this Form 20-F Annual Report as exhibits:

Index of Exhibits

1	Consent of Independent Registered Public Accounting Firm

11.1	Code of ethics and business conduct

12.1	Section 302 Certification of CEO

12.2	Section 302 Certification of CFO

13.1	Section 906 Certification of CEO

13.2	Section 906 Certification of CFO

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRILLION ENERGY INTERATIONAL INC.

Dated:	May 1, 2023	Per:
/s/ Arthur Halleran
Arthur Halleran,
President and Chief Executive Officer

Per:
/s/ Ozge Karalli
David Thompson,
Chief Financial Officer

Trillion Energy International Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 2022 AND 2021

(Stated in United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Trillion Energy International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Trillion Energy International Inc. (the “Company”) as of December 31, 2022, and the related consolidated statement of loss and comprehensive loss, stockholders’ deficiency, and cash flow for the year then ended, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

MNP LLP
1500, 640 - 5th Avenue SW, Calgary AB, T2P 3G4	1.877.500.0792 T: 403.263.3385 F: 403.269.8450

Assessment of impairment indicators and the impact of estimated oil and gas reserves on oil and gas assets

Critical Audit Matter Description

Refer to Note 2 (h) summary of significant accounting policies and Note 5 Oil and Gas Properties

The total book value of oil and gas properties amounted to $30.0 million as at December 31, 2022. The Company uses estimated total proved oil and gas reserves to deplete its oil and gas assets, to assess for indicators of impairment or impairment reversal on each of the Company’s cash generating units (“CGU”) and if any such indicators exist, to perform an impairment test to estimate the recoverable amount of a CGU.

Information considered by management in assessing indicators of impairment may include: (i) Plans to discontinue or dispose of the asset before the previously expected date; (ii) Significant reductions in estimates or reserves; (iii) Significant cost overrun on a capital project; (iv) Significant increases in the expected cost of dismantling assets and restoring the site; and (v) Production difficulties.

The Company depletes its net carrying value of oil and gas properties using the unit-of-production method by reference to the ratio of production in the period to the related total proved oil and gas reserves, taking into account estimated forecasted future development costs necessary to bring those reserves into production.

The estimated proved and probable oil and gas reserves includes significant assumptions related to:

●	Forecasted oil and gas commodity prices;
●	Forecasted production volumes;
●	Forecasted operating costs;
●	Forecasted royalty costs; and,
●	Forecasted future development costs.

The Company engages independent third-party reserve evaluators to estimate proved and probable oil and gas reserves.

We considered this a key audit matter due to the significance of the oil and gas properties, the significant judgment required to evaluate the results of our audit procedures regarding the estimate of oil and gas reserves and the judgments made by management in its assessment of indicators of impairment related to oil and gas properties, which have resulted in a high degree of subjectivity in performing audit procedures related to these judgments applied by management.

Audit Response

We responded to this matter by performing procedures in relation to the estimate of oil and gas reserves as at December 31, 2022 and the assessment of impairment indicators of oil and gas properties. Our audit work in relation to this included, but was not restricted to, the following:

●	We assessed the period for which the Company has the right to explore and produce by comparing the remaining production life of the properties to the Company’s license and evaluated whether the oil and gas titles are in good standing by agreeing the rights to produce and explore to government agency websites, and other regulatory bodies, as applicable.
●	Read the Board of Directors’ minutes and obtained budget approvals to evidence continued and planned exploration expenditure for 2023, which included evaluating results of current year work programs and management’s longer-term plans.
●	Evaluated the reasonableness of management’s assessment of impairment indicators which included the assessment of external and internal factors that could be considered indicators of impairment on the Company’s oil and gas properties by considering evidence obtained in other areas of the audit.
●	With respect to the estimate of proved and probable oil and gas reserves as at December 31, 2022:

●	We evaluated the competence, capabilities and objectivity of the independent third-party reserve evaluators engaged by the Company.
●	We compared forecasted oil and gas commodity prices to those published by other independent third-party reserve evaluators.
●	We compared the actual production, operating costs, royalty costs and development costs of the Company to those estimates used in the prior year’s estimate of proved oil and gas reserves to assess the Company’s ability to accurately forecast.
●	We evaluated the appropriateness of forecasted production and forecasted operating costs, royalty costs and future development costs assumptions by comparing to historical results.
●	We consulted with local specialists in Turkey to assess compliance with laws and regulations.
●	We examined management’s calculation of depletion by comparing amounts to the underlying source data and performing recalculations.

Other Matters

The consolidated financial statements for the years ended December 31, 2021 and December 31, 2020 (not presented herein but from which the comparative information as at January 1, 2021 has been derived), excluding the adjustments that were applied to restate certain comparative information, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on April 29, 2022 in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As part of our audit of the consolidated financial statements for the year ended December 31, 2022, we also audited the adjustments that were applied to restate certain comparative information presented for the year ended December 31, 2021 and as at January 1, 2021. Notes 2(r) and 25 explain the adjustments that were applied to restate certain comparative information and the reason for the restatement, respectively.

In our opinion, such adjustments are appropriate and have been properly applied.

MNP LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2022.

Calgary, Canada

PCAOB ID: 1930

May 1, 2023

TRILLION ENERGY INTERNATIONAL INC.

Index to Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	December 31, 2022	December 31, 2021 (Restated – Note 24) (Unaudited)	January 1, 2021 (Unaudited)

ASSETS
Current assets:
Cash and cash equivalents		$926,061	$1,026,990	$202,712
Amounts receivable	4	4,337,825	709,805	773,311
Prepaid expenses and deposits		962,812	95,503	24,302
Total current assets		6,226,698	1,832,298	1,000,325
Oil and gas properties, net	5	30,049,794	1,420,613	2,224,473
Evaluation and exploration assets	6	-	3,116,146	3,122,443
Property and equipment, net	7	741,727	147,134	128,257
Restricted cash	3	-	5,438	11,763
Total assets		$37,018,219	$6,521,629	$6,487,261
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Accounts payable and accrued liabilities	8	$10,600,080	$852,481	$1,496,510
RSU obligation	18	295,747	-	-
Loans payable	9	145,866	630,534	549,424
Lease liability	10	4,057	6,732	12,116
Total current liabilities		11,045,750	1,489,747	2,058,050
Asset retirement obligation	12	5,316,470	8,993,108	9,355,422
Loans payable	9	20,689	18,513	17,730
Convertible debt	13	-	-	11,027
Derivative liability	16	4,827	472,899	1,804,572
Lease liability	10	4,552	8,592	27,693
Total liabilities		16,392,288	10,982,859	13,274,494
Stockholders’ equity (deficiency):
Common stock		3,395	1,828	1,253
Share premium		64,746,875	35,115,302	26,331,369
Notes and amounts receivable for equity issued	11	(1,062,062)	(1,193,641)	-
Warrant and option reserve		5,682,869	1,165,170	1,177,099
Shares to be cancelled		7,645	5,323	-
Obligation to issue shares		94,210	7,450	15,342
Accumulated other comprehensive loss		(4,009,997)	(847,412)	(490,172)
Accumulated deficit		(44,837,004)	(38,715,250)	(33,822,124)
Total stockholders’ equity (deficiency)		20,625,931	(4,461,230)	(6,787,233)
Total liabilities and stockholders’ equity (deficiency)		$37,018,219	$6,521,629	6,487,261

Nature of operations (Note 1)

IFRS first-time adoption (Note 2(r)

Subsequent events (Note 24)

APPROVED BY THE BOARD OF DIRECTORS ON MAY 1, 2023:

“Arthur Halleran”	“David Thompson”
Director	Director

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars)

	Notes	Year ended December 31, 2022	Year ended December 31, 2021 (Restated – Note 24) (Unaudited)

Revenue
Oil and gas revenue, net	20	$9,375,029	$3,700,727
Cost and expenses
Production		3,567,875	2,617,118
Depletion	5	1,451,032	415,686
Depreciation	7	145,035	31,768
Accretion of asset retirement obligation	12	264,075	91,983
Stock-based compensation	15,17	2,118,917	336,366
General and administrative	19	6,397,500	3,162,934
Geological and geophysical expenses		636,248	-
Impairment of exploration and evaluation assets	6	3,101,343	-
Total expenses		17,682,025	6,655,855
Loss before other income (expenses)		(8,306,996)	(2,955,128)

Other income (expense)
Interest income		86,739	46,217
Finance cost		(79,693)	(302,413)
Foreign exchange gain		1,272,450	25,669
Gain (loss) on extinguishment accounts payable		97,051	(159,383)
Change in fair value of derivative liability	16	(686,504)	(1,590,762)
Loss on settlement agreement	18	(285,120)	-
Loss on write-off of notes and other receivables	11	(46,176)	-
Gain on net monetary position	2	1,826,495	-
Gain on sale of equipment		-	40,074
Other income		-	2,600
Total other income (expense)		2,185,242	(1,937,998)
Net loss		(6,121,754)	(4,893,126)
Other comprehensive loss
Foreign currency translation		(3,636,492)	(357,240)
Comprehensive loss		$(9,758,246)	$(5,250,366)

Loss per share – Basic and diluted		$(0.02)	$(0.03)

Weighted average shares outstanding – Basic and diluted		312,457,409	158,166,108

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Stockholders’ Deficiency

(Expressed in U.S. dollars)

	Shares	Amount	Share premium	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit (Restated)	Total
Balance, December 31, 2020	125,339,156	$1,253	$26,331,369	$1,177,099	$-	$15,342	$-	$(490,172)	$(33,822,124)	$(6,787,233)
Issuance of common stock	12,831,992	127	268,418	-	-	(15,342)	-	-	-	253,203
Stock issued for debt settlement	5,252,740	50	157,128	-	-	-	-	-	-	157,178
Warrants exercised to settle debt	1,400,000	14	194,345	-	-	-	-	-	-	194,359
Stock issued for services	3,130,591	31	765,545	-	-	-	-	-	-	765,576
RSU grants and vesting	1,275,000	14	204,511	-	-	7,450	-	-	-	211,975
Warrants exercised (Restated)	29,870,314	278	5,928,666	-	-	-	5,323	-	-	5,934,267
Options exercised	3,910,000	39	590,072	(136,320)	(1,193,641)	-	-	-	-	(739,850)
Conversion of debentures	2,160,000	22	522,497	-	-	-	-	-	-	522,519
Warrants issued for loan	-	-	152,751	-	-	-	-	-	-	152,751
Options issued	-	-	-	108,775	-	-	-	-	-	108,775
Warrants issued	-	-	-	15,616	-	-	-	-	-	15,616
Comprehensive loss	-	-	-	-	-	-	-	(357,240)	(4,893,126)	(5,250,366)
Balance, December 31, 2021 (Restated) (Unaudited)	185,169,793	$1,828	$35,115,302	$1,165,170	$(1,193,641)	$7,450	$5,323	$(847,412)	$(38,715,250)	$(4,461,230)
Balance, December 31, 2021	185,169,793	$1,828	$35,115,302	$1,165,170	$(1,193,641)	$7,450	$5,323	$(847,412)	$(38,715,250)	$(4,461,230)
Impact of change in functional currency	-		-	309,737	-	-	-	-	-	309,737
Issuance of common stock	179,194,841	1,409	29,096,178	2,253,535	-	-	-	-	-	31,351,122
Stock issued for debt settlement	3,000,000	24	390,997	-	-	-	-	-	-	391,021
Stock issuance costs	-	-	(2,649,823)	-	-	-	-	-	-	(2,649,823)
Warrants exercised	10,926,828	92	3,144,036	(935,888)	(10,310)	-	-	-	-	2,197,930
Options exercised	3,375,000	24	1,152,245	(474,906)	(41,349)	-	2,322	-	-	638,336
Shares issued for RSUs	1,100,000	9	111,113	-	-	(7,540)	-	-	-	103,582
Stock issued for services	1,109,090	9	169,387	-	-	-	-	-	-	169,396
Options issued	-	-	-	1,421,267	-	-	-	-	-	1,421,267
Finder’s warrants issued	-	-	(1,782,560)	1,782,560	-	-	-	-	-	-
RSUs granted	-	-	-	298,322	-		-	-	-	298,322
Equity to be issued for settlement agreement	-	-	-	-	-	94,300	-	-	-	94,300
RSU’s repurchased	-	-	-	(136,928)	-	-	-	-	-	(136,928)
Repayment and write-off of notes receivable	-	-	-	-	183,238	-	-	-	-	183,238
Impact of hyperinflation	-	-	-	-	-	-	-	473,907	-	473,907
Comprehensive loss	-	-	-	-	-	-	-	(3,636,492)	(6,121,754)	(9,758,246)
Balance, December 31, 2022	383,875,552	$3,395	$64,746,875	5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931

See accompanying notes to consolidated financial statements should tie now that amounts subscribed for AP are split out

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Year Ended December 31,
	2022	2021 (Restated) (Unaudited)
Operating activities:
Net loss for the year	$(6,121,754)	$(4,893,126)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,118,917	336,366
Stock issued for services	169,396	765,576
Depletion	1,451,032	415,686
Depreciation	145,035	31,768
Accretion of asset retirement obligation	264,075	91,983
Accretion and accrued interest expense	26,365	192,258
Interest income	(54,623)	(17,733)
Change in fair value of derivative liability	686,504	1,590,762
Gain on sale of equipment	-	(40,074)
Unrealized foreign exchange (gain) loss	(32,899)	50,916
Provision for settlement agreement	285,120	-
Loss on write-off of notes and other receivables	46,176	-
(Gain) loss on debt extinguishment	(97,051)	159,383
Gain on net monetary position	(1,826,495)	-
Impairment of exploration and evaluation assets	3,101,343	-

Changes in operating assets and liabilities:
Restricted cash	5,438	6,325
Amounts receivable	(3,959,821)	(469,752)
Prepaid expenses and deposits	(883,254)	(71,201)
Accounts payable and accrued liabilities	11,708,461	(18,680)
Net cash used in operating activities	7,031,965	(1,869,543)
Investing activities:
Property and equipment expenditures	(696,929)	(180,739)
Disposal of equipment	64,588	65,016
Oil and gas properties expenditures	(37,712,406)	(66,122)
Advances from JV partner	917,064	-
Net cash used in investing activities	(37,427,683)	(181,845)
Financing activities:
Proceeds from stock subscriptions received, net	28,701,299	544,880
Proceeds from exercise of options	571,066	191,032
Proceeds from exercise of warrants	1,208,249	1,772,884
Proceeds from loans payable	199,007	525,642
Repayments of loans payable	(696,853)	(394,883)
Repayment of notes receivable	136,611	23,745
Lease payments	(4,121)	(7,634)
Net cash provided by financing activities	30,115,258	2,655,666
Effect of exchange rate changes on cash and cash equivalents	179,531	220,000
Net increase in cash and cash equivalents	(100,929)	824,278
Cash and cash equivalents, beginning of year	1,026,990	202,712
Cash and cash equivalents, end of year	$926,061	$1,026,990
Supplemental information:
Taxes paid	$-	$-
Interest paid on credit facilities	$105,805	$29,980
Non-cash investing and financing activities:
Stock issued for debt settlement	$391,021	$351,537
Stock issued for prepaid expenses	$158,698	$-
Stock issued for services	169,396	765,576
Stock issued for debt conversion	$-	$522,519

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

1. Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada and Bulgaria. The Company was incorporated in Delaware in 2015. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy Inc. The Company will continue to operate and report under the name of Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The audited consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Acconting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2022. These consolidated financial statements are the first that the Company has prepared in accordance with IFRS. Refer to Note 2(r) for details on the impact of IFRS first-time adoption. The consolidated financial statements are expressed in U.S. dollars. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and Park Place Energy Turkey (“PPE Turkey”). All intercompany balances and transactions are eliminated on consolidation. Certain comparative information has been reclassified to conform with the financial statement presentation adopted in the current period.

The functional currency of the Company’s Bulgarian operations is the Bulgarian Lev. The functional currency of the Company’s Turkish operations is the Turkish Lira. Prior to January 1, 2022, the functional currency of Trillion Energy International Inc. was USD. The Company redomiciled from United States to Canada and became a Canadian Company in January 2022, resulting in the parent’s expenditures being denominated primarily in Canadian dollar (“CAD”) and the Company being funded primarily from issuance of equity instruments which proceeds are in CAD. As a result, the Company determined that the functional currency of the parent was changed to CAD effective January 1, 2022.

The Company has accounted for the change in functional currency prospectively with no impact of this change on prior period comparative information. The Company has made an accounting policy choice to reassess the classification of financial instruments as liabilities or equity or vice versa as applicable when the functional currency of the Company or its subsidiaries changes. The policy will be applied consistently in the future. As a result, certain of the Company’s CAD denominated warrants with a carrying value of $472,899, which previously were classified as a derivative liability as their exercise prices were denominated in a currency other the Company’s previous functional currency, were reclassified to equity effective January 1, 2022. Further, effective January 1, 2022, certain of the Company’s USD denominated warrants with a carrying value of $163,162, which previously were classified as equity instruments, were reclassified to derivative liability as their exercise prices are denominated in a currency other than the Company’s new functional currency.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

A portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result the financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

Name of the joint arrangement	Nature of the relationship with the joint arrangement	Principal place of operation of joint arrangement	Proportion of participating share
South Akcakoca Sub-Basin (“SASB”)	Operator	Turkey	49%
Cendere	Participant	Turkey	19.6%

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on May 1, 2023.

Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial liabilities, warrants and options, which are measured at fair value.

Hyperinflation

Due to various qualitative factors and developments with respect to the economic environment in Turkey, including but not limited to, the acceleration of multiple local inflation indices, the three-year cumulative inflation rate of the local Turkish wholesale price index exceeding 100% at the end of February 2022 and the significant devaluation of the Turkish Lira, Turkey has been designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Accordingly, IAS 29, Financial Reporting in Hyper-Inflationary Economies was adopted by the Company in its consolidated financial statements and applied to these consolidated financial statements in relation to PPE Turkey which has a Turkish Lira functional currency. The consolidated financial statements are based on the historical cost approach in IAS 29.

The application of hyperinflation accounting requires restatement of PPE Turkey’s non-monetary assets and liabilities, equity and comprehensive income (loss) items from the original transaction date when they were first recognized into the current purchasing power which reflects a general price index current at the end of the reporting period. To measure the impact of inflation on its financial statements and results, the Company has elected to use the consumer price index (“CPI”) as published by the Turkish Statistical Institute “TURKSTAT”.

As per IAS 29, the consolidated financial statements of the Company have previously been presented in US dollars, a stable currency, and the comparative amounts do not require restatement.

On April 1, 2022, the Company recognized an adjustment of $473,907 for the impact of hyperinflation within accumulated other comprehensive loss related to the non-monetary assets held by PPE Turkey, which have been restated from the historic date when they were first recognized to the beginning of the reporting period (the “Opening Hyperinflation Adjustment”). On initial adoption of IAS 29, there is an accounting policy choice to recognize the Opening Hyperinflation Adjustment directly to opening equity or to other comprehensive income and the Company has elected to recognize this amount directly to opening equity.

The value of the CPI at December 31, 2022, was 1,128 and the movement in the CPI for the year ended December 31, 2022 was 442, an increase of approximately 64%. As a result, the Company recognized a net monetary gain of $1,826,495 for the year ended December 31, 2022 to restate transactions into a measuring unit current as of December 31, 2022.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(b) Use of Estimates and Judgments

In the process of applying the Company’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay its ongoing operating expenditures and to meet its liabilities for the ensuing year, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Asset Retirement Obligation

The Company recognizes obligation for the future decommissioning and restoration of the Company’s exploration and evaluation assets and oil and gas properties based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the Company’s decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In the process of applying the Company’s accounting policies, management has made the following estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Oil and Gas Reserves

The Company’s estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves are evaluated annually by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at the evaluation date, which could differ significantly from other points in time throughout the period, or future periods. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels can materially impact the estimation of net reserves.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

Allowance for doubtful accounts

Estimates are inherent in the on-going assessment of the recoverability of amounts receivable. The Company maintains an allowance for doubtful accounts to reflect the expected credit losses. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation.

Asset Retirement Obligation

The Company recognizes obligation for the future decommissioning and restoration of the Company’s exploration and evaluation assets and oil and gas properties based on estimated future decommissioning and restoration costs. Actual costs are uncertain, and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Estimated useful lives and depreciation of equipment

Depreciation of equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. Changes to the estimated useful life of equipment could result in differences in their carrying amounts.

Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and makes certain entity-specific estimates.

Impairment of Non-current Assets

Management applies judgment in assessing the existence of impairment indicators based on various internal and external factors. The recoverable amount of assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the Company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes, and operating margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of assets and may then require a material adjustment to their related carrying value.

Share-based Compensation

The cost of share-based transactions with directors, officers and employees are measured by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield of the stock option. Changes to these estimates and judgments will affect the operating result and may then require a material adjustment.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

Fair Value of Derivative Liability

The Company’s warrants and conversion features with exercise prices denominated in a currency other the Company’s functional currency are recognized as derivatives measured at fair value through the consolidated statements of loss and comprehensive loss. Estimating fair value for derivative liability requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the issuance. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield of the derivatives. Changes to these estimates and judgments will affect the operating result and may then require a material adjustment.

Deferred Tax

Judgments are made by management at the end of the reporting period to determine the probability that deferred tax assets will be realized from future taxable earnings. Assessing the recoverability of deferred tax assets requires the Company to make judgments related to the expectations of future cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in consolidated interim statements of loss and comprehensive loss in the period in which the change occurs.

(c) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(d) Amounts Receivable

Amounts receivable consist primarily of oil and gas receivables. The Company has classified these as short-term assets in the consolidated statements of financial position because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company deems all accounts receivable to be collectable and has not recorded any expected credit losses.

(e) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. The estimate useful lives are as follows: Motor vehicles - 3 years; furniture - 3 to 5 years; leasehold improvements - over the term of the lease and other equipment - 3 years.

(f) Revenue Recognition

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

The oil and natural gas are typically sold in an unprocessed state to processors and other third parties for processing and sale to customers. The Company recognizes revenue at a point in time when control of the oil is transferred. For oil sales, control is typically transferred to the customer upon receipt at the wellhead or a contractually agreed upon delivery point. Under the Company’s natural gas contracts with processors, control transfers upon delivery at the wellhead or the inlet of the processing entity’s system. For the Company’s other natural gas contracts, control transfers upon delivery at the inlet or to a contractually agreed upon delivery point. In the cases where the Company sells to a processor, the Company has determined that the Company is the principal in the arrangement and the processors are the Company’s customers. The Company recognizes the revenue in these contracts based on the net proceeds received from the processor.

For the Company’s product sales that have a contract term greater than one year, the Company uses the practical expedient in IFRS 15 Paragraph 121(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore, future volumes are unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has no unsatisfied performance obligations at the end of each reporting period.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including any variable consideration identified. There is a low level of uncertainty due to the precision of measurement and use of index-based pricing with predictable differentials. Additionally, any variable consideration identified is not constrained.

(g) Evaluation and Exploration Assets

Pre-license exploration costs are recognized in the consolidated statements of loss and comprehensive loss as incurred.

The costs to acquire non-producing oil and gas properties or licenses to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as exploration and evaluation assets.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to exploration expense.

Exploration and evaluation assets are not subject to depreciation, depletion, and amortization. When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties. The Company records geological and geophysical expenses to profit and loss as incurred.

(h) Oil and Gas Properties

Oil and gas properties (“O&G”) include development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into cash generating units for impairment testing. The Company has grouped its O&G into two CGUs: the Cendere Oil Field and SASB Gas Field.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components). Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in consolidated statements of loss and comprehensive loss as incurred.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil and gas properties are recognized in a consolidated statements of loss and comprehensive loss as incurred.

The net carrying value of oil and gas properties is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved reserves, considering estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reservoir engineers at least annually.

(i) Impairment of Non-financial Assets

Exploration and evaluation assets, oil and gas properties, and property and equipment are reviewed when events or changes in circumstances indicate the assets may not be recoverable. Exploration and evaluation assets are also tested for impairment immediately prior to being transferred to oil and gas properties. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs, and projections of cash flows, all of which are subject to estimates and assumptions. Recoverable amounts are also sensitive to assumptions about the future usefulness of in-process development and the related marketing rights.

(j) Provisions

Provisions are recognized by the Company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the Company’s exploration and evaluation assets and oil and gas properties. Provisions for decommissioning and restoration obligations are measured at the present value of management’s best estimate of the future cash flows required to settle the present obligation, using the risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related assets.

(k) Financial Instruments

Classification

The Company classifies its financial instruments into one of the following categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), or at amortized cost. This determination is made at initial recognition. All financial instruments are initially recognized at fair value on the consolidated statements of financial position, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The Company classifies its derivative liability and cash and cash equivalents as FVTPL, amounts receivable and notes receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, loans payable, RSU obligation and convertible notes as financial liabilities at amortized cost. Embedded derivatives in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost sing the effective interest rate (“EIR”), less any impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statements of loss and comprehensive loss.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of operations and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Impairment of Financial Assets at Amortized Cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Fair value

Fair value estimates are made at the consolidated statements of financial position date based on relevant market information and other information about financial instruments. Financial assets and financial liabilities measured at fair value in the consolidated statements of financial position are grouped into a fair value evaluation hierarchy.

This hierarchy groups financial assets and financial liabilities into three levels according to the significance of the inputs used in the fair value evaluation of the financial assets and financial liabilities. The fair value levels of the hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities at the financial reporting date;

Level 2 – Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the assets or liabilities that are not based on observable market data.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

The level within which the financial asset or financial liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s cash is categorized as Level 1 and its derivative liability is categorized as Level 3.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flow from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are recognized in profit or loss.

(l) Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Tax

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(m) Stock-Based Compensation

Under the Company’s equity-based compensation plans, share-based awards may be granted to executives, employees, and non-employee directors. The Company grants restricted share units (“RSUs”) and stock options to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services like those performed by an employee.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted, using the Black Scholes valuation model. The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). For cash settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period, and the corresponding amount is represented in the warrant and option reserve. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated statements of loss and comprehensive loss.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense or its reduction is recognized for any modification which increases or decreases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. Where an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is expensed immediately or reversed through profit or loss, depending on the type of cancellation. The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share whereas anti-dilutive options are ignored.

Consideration paid to the Company on exercise of hare-based awards is credited to share capital and the associated amount in warrant and option reserve is reclassified to share capital.

(n) Unit Offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares, measured on date of issue, was determined to be the component with the best evidence of fair value. The balance, if any, is allocated to the attached warrants. Costs directly identifiable with share capital financings are charged against share capital. If the subscription is not funded upon issuance, the Company records a receivable as a contra account to shareholders’ equity.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(o) Loss per Share

Basic earnings per share are calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares. The number of shares included is computed using the treasury stock method. As certain instruments can be exchanged for common shares of the Company, they are considered potentially dilutive and are included in the calculation of the Company’s diluted net earnings per share if they have a dilutive impact in the period. The impact of potentially dilutive securities is not considered in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.

(p) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset on the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term. Judgment is applied to determine the lease term where a renewal option exists. Right-of-use assets are depreciated using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be reduced by impairment losses or adjusted for certain remeasurements of the lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the consolidated statements of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

(q) Foreign Currency Translation

Functional currencies of the Company’s individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the date of the statement of financial position . Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

In preparing the Company’s consolidated financial statements, the financial statements of each entity are translated into US dollar (“USD”), the presentation currency of the Company. The assets and liabilities of foreign operations are translated into USD at exchange rates as at the date of the statement of financial position. Revenues and expenses of foreign operations are translated into USD using foreign average exchange rates for the period. Foreign exchange differences are recognized in other comprehensive income or loss.

(r) First-time Adoption of IFRS

These consolidated financial statements for the year ended December 31, 2022, are the first the Company has prepared in accordance with IFRS. The Company previously prepared its consolidated financial statements, up to and including December 31, 2021, in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Accordingly, the Company has prepared consolidated financial statements that comply with IFRS applicable for the year ended December 31, 2022, together with the comparative period data for the year ended December 31, 2021. In preparing the consolidated financial statements, the Company’s opening consolidated statement of financial position was prepared as at January 1, 2021, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its US GAAP consolidated financial statements.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. The Company has applied the following exemptions:

IFRS 3 Business Combinations has not been applied to either acquisitions of subsidiaries that are considered businesses under IFRS, or acquisitions of interests in associates and joint ventures that occurred before January 1, 2021. The use of this exemption means that the US GAAP carrying amounts of assets and liabilities, that are required to be recognized under IFRS, are their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. The Company did not recognize any assets or liabilities that were not recognized under US GAAP or exclude any previously recognized amounts as a result of IFRS recognition requirements.

The Company has not restated contracts that were completed before January 1, 2021, under IFRS 15 “Revenue from Contracts with Customers”. A completed contract is a contract for which the Company has transferred all the goods and services identified in accordance with US GAAP.

The Company assessed all contracts existing at January 1, 2021 to determine whether a contract contains a lease based upon the conditions in place as at January 1, 2021 in accordance with IFRS 16 “Leases”. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate at January 1, 2021. Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before January 1, 2021. The lease payments associated with leases for which the lease term ends within 12 months of the date of transition to IFRS and leases for which the underlying asset is of low value have been recognized as an expense on either a straight-line basis over the lease term or another systematic basis.

The transition to IFRS 16 did not result in any material impact on the Company’s financial position as at December 31, 2021 and 2020, or operation results for the year ended December 31, 2021, and therefore, no adjustment has been proposed accordingly.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at the time of adoption to IFRS, to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using a reasonable method as of that date. The costs of development and production assets have been separately recorded by the Company for each group of assets. The Company has continued to apply its existing policy under US GAAP as allowed by IFRS 6 to expense geological and geophysical costs as incurred.

As the Company elected the oil and gas assets IFRS 1 exemption, the asset retirement obligation (“ARO”) exemption available to full cost entities was also elected. This exemption allows for the re-measurement of ARO on IFRS transition with the offset to accumulated deficit.

The Company has elected the IFRS 1 exemption that allows the Company an exemption from applying IFRS 2 “Share-Based Payments” to equity instruments which vested and settled before the Company’s transition date to IFRS.

The Company has elected the IFRS 1 exemption that allows the Company an exemption from applying IFRS 9 “Financial Instruments” to financial instruments that were derecognized before the date of transition to IFRS on January 1, 2021.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

Reconciliation of financial position as at January 1, 2021 (date of transition to IFRS)

	Notes	US GAAP (Audited)	Effect of Transition to IFRS (Audited)	IFRS (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$202,712	$-	$202,712
Account receivables		773,311	-	773,311
Prepaid expenses and deposits		24,302	-	24,302
Total current assets		1,000,325	-	1,000,325
Oil and gas properties, net	1,2,5	5,346,916	(3,122,443)	2,224,473
Exploration and evaluation assets	1	-	3,122,443	3,122,443
Property and equipment, net		128,257	-	128,257
Restricted cash		11,763	-	11,763
Total assets		$6,487,261	$-	$6,487,261
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$1,496,510	$-	$1,496,510
Loans payable - current		549,424	-	549,424
Lease liability - current		12,116	-	12,116
Total current liabilities		2,058,050	-	2,058,050
Asset retirement obligation	2	4,010,624	5,344,798	9,355,422
Loans payable		17,730	-	17,730
Convertible debt		11,027	-	11,027
Derivative liability		1,804,572	-	1,804,572
Lease liability		27,693	-	27,693
Total liabilities		7,929,696	5,344,798	13,274,494
Stockholders’ deficiency:
Common stock		1,253	-	1,253
Additional paid-in capital	3	27,508,468	(27,508,468)	-
Share premium	3		26,331,369	26,331,369
Stock subscriptions and stock to be issued		15,342	-	15,342
Warrant and option reserve	3	-	1,177,099	1,177,099
Accumulated other comprehensive loss		(490,172)	-	(490,172)
Accumulated deficit		(28,477,326)	(5,344,798)	(33,822,124)
Total stockholders’ deficiency		(1,442,435)	(5,344,798)	(6,787,233)
Total liabilities and stockholders’ deficiency		$6,487,261	$-	$6,487,261

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

Reconciliation of financial position as at December 31, 2021

	Notes	US GAAP (Audited)	Restatement (Note 25) (Audited)	Effect of Transition to IFRS (Audited)	IFRS (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		$1,026,990	$-	$-	$1,026,990
Accounts receivable		709,805	-	-	709,805
Prepaid expenses and deposits		95,503	-	-	95,503
Total current assets		1,832,298		-	1,832,298
Oil and gas properties, net	1,2,5	5,172,943	-	(3,752,330)	1,420,613
Exploration and evaluation assets	1	-	-	3,116,146	3,116,146
Property and equipment, net		147,134	-	-	147,134
Restricted cash		5,438	-	-	5,438
Total assets		$7,157,813	$-	$(636,184)	$6,521,629
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$852,481	$-	$-	$852,481
Loans payable		630,534	-	-	630,534
Lease liability		6,732	-	-	6,732
Total current liabilities		1,489,747	-	-	1,489,747
Asset retirement obligation	2	4,426,978	-	4,566,130	8,993,108
Loans payable		18,513	-	-	18,513
Derivative liability		472,899	-	-	472,899
Lease liability		8,592	-	-	8,592
Total liabilities		6,416,729	-	4,566,130	10,982,859
Stockholders’ equity (deficiency):
Common stock		1,828	-	-	1,828
Additional paid-in capital	3,4	33,295,413	3,064,400	(36,359,813)	-
Share premium	3,4	-	-	35,115,302	35,115,302
Notes and amounts receivable for equity issued		(1,193,641)	-	-	(1,193,641)
Warrant and option reserve	3	-	-	1,165,170	1,165,170
Shares to be cancelled		5,323	-	-	5,323
Obligation to issue Shares		7,450	-	-	7,450
Accumulated other comprehensive loss		(847,412)	-	-	(847,412)
Accumulated deficit		(30,527,877)	(3,064,400)	(5,122,973)	(38,715,250)
Total stockholders’ equity (deficiency)		741,084	-	(5,202,314)	(4,461,230)
Total liabilities and stockholders’ equity (deficiency)		$7,157,813	$-	$(636,184)	$6,521,629

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

Reconciliation of operation results for the year ended December 31, 2021

	Notes	US GAAP (Audited)	Restatement (Note 25) (Audited)	Effect of Transition to IFRS (Audited)	IFRS (Unaudited)
Revenue
Oil and natural gas sales		$3,700,727	$-	-	$3,700,727
Cost and expenses
Production		2,617,118	-	-	2,617,118
Depletion	5	233,798	-	181,888	415,686
Depreciation		31,768	-	-	31,768
Accretion of asset retirement obligation	2	416,354	-	(324,371)	91,983
Investor relations		914,770	-	-	914,770
Stock based compensation		336,366	-	-	336,366
General and administrative		2,248,164	-	-	2,248,164
Total expenses		6,798,338	-	(142,483)	6,655,855
Loss before other income (expenses)		(3,097,611)	-	142,483	(2,955,128)
Other income (expenses)
Interest income		46,217	-	-	46,217
Interest expense		(126,027)	-	-	(126,027)
Finance cost		(176,386)	-	-	(176,386)
Foreign exchange loss		25,669	-	-	25,669
Loss on debt extinguishment	4	(238,724)	-	79,341	(159,383)
Change in fair value of derivative liability		1,473,638	(3,064,400)	-	(1,590,762)
Gain on disposal of equipment		40,074	-	-	40,074
Other expense		2,600	-	-	2,600
Total other income (expenses)		1,047,061	(3,064,400)	79,341	(1,937,998)
Net loss		$(2,050,550)	$(3,064,400)	221,824	$(4,893,126)

Loss per share		$(0.01)	$(0.02)	-	$(0.03)
Weighted average number of shares outstanding		158,166,108	-	-	158,166,108

Other comprehensive loss
Foreign currency translation adjustments		$(357,240)	$-	-	$(357,240)
Comprehensive loss		$(2,407,790)	$(3,064,400)	221,824	$(5,250,366)

Notes to the reconciliations

The reconciling items between US GAAP and IFRS presentation have no significant effect on the cash flows generated. Therefore, a reconciliation of cash flows has not been presented above.

(1)	Exploration and evaluation assets (“E&E assets”)

An adjustment has been made to reclassify the presentation of the Company’s Bulgarian property as exploration and evaluation assets as it is not a property under development or production, in accordance with IFRS.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(2)	Asset retirement obligation

Under US GAAP, the ARO was discounted at a rate of 10%, as prescribed by the U.S. Securities and Exchange Commission. Under IFRS, the discount rate used is the risk-free rate in effect at the end of each reporting period for the risk-adjusted cash flows. The change in the decommissioning obligation each period as a result of changes in the discount rate will result in an offsetting charge to oil and gas properties. Upon the Company’s transition to IFRS, the impact of this change was a $5,344,798 increase in the ARO with a corresponding increase to the deficit on the consolidated statement of financial position, using an average risk-free rate of 0.93% as at January 1, 2021. As at December 31, 2021, the average risk-free rate was reassessed to be 1.49% and the impact was a $4,566,130 increase in the ARO.

As a result of the change in discount rate, the ARO accretion expense decreased by $324,371 during the year ended December 31, 2021, due to the lower discount rate.

(3)	Option reserve and share premium

Under US GAAP, share-based payments were presented as additional paid-in capital. Upon transition to IFRS, a reclassification adjustment has been made to separately present the amount related to share-based compensation of $1,177,099 as at January 1, 2021. The remaining additional paid-in capital has been reclassified to share premium. The reclassification adjustment as at December 31, 2021 was $1,040,779.

(4)	Loss on convertible debt extinguishment

Under US GAAP, when conversion features have been bifurcated from the conversion debt host and accounted for as liabilities, no equity conversion feature remains in the debt instrument. The liabilities for the debt and the conversion feature are extinguished in exchange for common shares, the difference between the carrying value of the liabilities and the fair value of the common shares ae recorded as a gain or loss. IFRS requires the entity to derecognize the liability component and recognize it as equity on conversion of a convertible instrument and no gain or loss is recognized. As a result of the difference between the two accounting standards, for the year ended December 31, 2021, the loss on debt extinguishment decreased by $79,341, with an offsetting charge to equity.

(5)	Depletion

The Company is depleting its oil and gas properties over the proved reserves. IFRS requires an entity to include the estimated future costs to develop the reserves in the calculation of depletion. The calculation of depletion under US GAAP did not include the estimated future development costs as the Company applied Electronic Code of Federal Regulation Title 17 Section 210.4-1, Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975, to exclude the estimated future expenditures associated with a major development. As a result, oil and gas properties, net, increased by $181,888 as at December 31, 2021. For the year ended December 31, 2021, the depletion charge included in the consolidated interim statements of loss and comprehensive loss, increased by $181,888.

3. Restricted Cash

The restricted cash relates to drilling bonds provided to the General Directorate of Petroleum Affairs (the “GDPA”) for the exploration licenses due to Turkish Petroleum Law. The amounts are for 2% of the annual work budget of the different Turkish licenses which is submitted to the GDPA on an annual basis. As at December 31, 2022, the Company’s restricted cash totaled $Nil (December 31, 2021 - $5,438, January 1, 2021 - $11,763).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

4. Amounts Receivable

	December 31, 2022	December 31, 2021	January 1, 2021
Accounts receivable	$4,207,739	$703,140	$772,138
GST receivable	71,284	-	-
Interest receivable	52,538	-	-
Due from related parties	3,913	4,173	1,173
Other	2,351	2,492	-
	$4,337,825	$709,805	$773,311

5. Oil and Gas Properties

	SASB	Cendere	Total
Cost
As at January 1, 2021	$1,792,155	$2,448,180	$4,240,335
Additions	66,122	-	66,122
Change in ARO estimate	(459,601)	5,305	(454,296)
As at December 31, 2021	1,398,676	2,453,485	3,852,161
Additions	44,369,191	-	44,369,191
JV Contribution	(6,656,785)	-	(6,656,785)
Change in ARO estimate	(3,865,772)	(5,562)	(3,871,334)
Currency translation adjustment	(4,748,897)	-	(4,748,897)
Impact of hyperinflation	837,908	110,090	947,998
As at December 31, 2022	$31,334,321	$2,558,013	$33,892,334

Accumulated depletion
As at January 1, 2021	$555,201	$1,460,661	$2,015,862
Depletion	188,446	227,240	415,686
As at December 31, 2021	743,647	1,687,901	2,431,548
Depletion	1,263,556	187,476	1,451,032
Impact of hyperinflation	(34,215)	(5,825)	(40,040)
As at December 31, 2022	$1,972,988	$1,869,552	$3,842,540

Net book value
As at January 1, 2021	$1,236,954	$987,519	$2,224,473
As at December 31, 2021	$655,029	$765,584	$1,420,613
As at December 31, 2022	$29,361,333	$688,461	$30,049,794

Turkey

Future capital expenditures of $50,025,000 (2021 - $23,324,000) was included in the depletion base.

Management assesses each field for impairment indicators at each reporting date. Impairment indicators considered include the following:

●	Plans to discontinue or dispose of the asset before the previously expected date;
●	Significant reductions in estimates or reserves;
●	Significant cost overrun on a capital project;
●	Significant increases in the expected cost of dismantling assets and restoring the site; and
●	Production difficulties.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

5.	Oil and Gas Properties (continued)

As at December 31, 2022, no impairment indicators were identified.

Cendere oil field

The Cendere onshore oil field, which is located in South East Turkey has a total of 25 wells. The Cendere Field was first discovered in 1988. Oil production commenced during 1990. The operator of the Cendere Field is Türkiye Petrolleri Anonim Ortaklığı (“TPAO”). The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%.

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company now owns a 49% working interest in SASB in partnership with TPAO. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea.

Bakuk gas field

The Company also owns a 50% operated interest in the Bakuk gas field located near the Syrian border. The Bakuk field is shut-in with no plans to revive production in the near term. The property was fully impaired as of the transition date to IFRS on January 1, 2021.

6. Exploration & Evaluation Assets

Unproven properties
Bulgaria
January 1, 2021	$3,122,443
Foreign currency translation change	(6,297)
December 31, 2021	$3,116,146
Impairment	(3,101,343)
Foreign currency translation change	(14,803)
December 31, 2022	$-

Bulgaria

The Company holds a 98,205-acre oil and gas exploration claim in the Dobrudja Basin located in northeast Bulgaria. The Company intends to conduct exploration for natural gas and test production activities over a five-year period in accordance with or exceeding its minimum work program obligation. The Company’s commitment is to perform geological and geophysical exploration activities in the first 3 years of the initial term (the “Exploration and Geophysical Work Stage”), followed by drilling activities in years 4 and 5 of the initial term (the “Data Evaluation and Drilling Stage”). Prior to the Exploration and Geophysical Work Stage, the Company is required to complete an environmental impact assessment (“EIA”).

During the fall of 2022, the Company decided to recommence the EIA. The Company consulted with local counsel and an environmental consultant but was unable to determine whether it would be able to obtain the license. In October and November 2022, management made repeated efforts to obtain a visa to visit Bulgaria and seek clarification on the status of the license, however the visa applications were declined and management determined that it would no longer pursue the work program and would dispose of the property. As a result, the Company recorded an impairment loss of $3,101,343 during the year ended December 31, 2022.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

7. Property and Equipment

	Right-of-use asset	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
Cost
As at January 1, 2021	$68,647	$171,009	$3,447	$41,389	$8,609	$293,101
Additions	-	-	-	180,067	672	180,739
Disposals	-	-	-	(65,016)	-	(65,016)
Currency translation adjustment	(15,504)	(32,559)	(1,345)	(16,075)	404	(65,079)
As at December 31, 2021	53,143	138,450	2,102	140,365	9,685	343,745
Additions	-	42,699	289,640	332,528	32,061	696,928
Disposals	-	-	-	(64,588)	-	(64,588)
Currency translation adjustment	(5,293)	(2,890)	(31,002)	(37,147)	(2,147)	(78,479)
Impact of hyperinflation	2,599	8,103	72,597	87,626	5,318	176,242
As at December 31, 2022	$50,449	$186,362	$333,337	$458,784	$44,917	$1,073,848

Accumulated depreciation
As at January 1, 2021	$28,838	$102,754	$1,632	$30,413	$1,207	$164,844
Depreciation	6,920	12,355	290	10,964	1,238	31,767
As at December 31, 2021	35,758	115,109	1,922	41,377	2,445	196,611
Depreciation	4,549	12,324	47,423	74,622	6,117	145,035
Impact of hyperinflation	(140)	(438)	(3,923)	(4,735)	(288)	(9,524)
As at December 31, 2022	$40,167	$126,995	$45,422	$111,264	$8,274	$332,122

Net Book Value
As at January 1, 2021	$39,809	$68,255	$1,815	$10,976	$7,402	$128,257
As at December 31, 2021	$17,385	$23,341	$180	$98,988	$7,240	$147,134
As at December 31, 2022	$10,282	$59,367	$287,915	$347,520	$36,643	$741,727

8. Accounts Payable and Accrued Liabilities

	December 31, 2022	December 31, 2021	January 1, 2021
Accounts payable	$8,376,620	$699,035	$1,285,354
Accrued liabilities	886,324	113,616	181,878
Payroll, withholding and sales tax liabilities	420,072	39,830	29,278
Cash calls received from JV partner	917,064	-	-
	$10,600,080	$852,481	$1,496,510

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

9. Loans Payable

As at	December 31, 2022	December 31, 2021	January 1, 2021
Unsecured, interest bearing loans at 10% per annum[1]	$12,107	$107,167	$184,235
Unsecured, interest bearing loans at 12% per annum[1]	-	39,069	309,806
Unsecured, interest bearing loan at 19.4% per annum[2]	-	25,642	-
Unsecured, interest bearing loan at 20.5% per annum[3]	-	-	25,625
Unsecured, interest bearing loan at 13.25% per annum[4]	-	3,534	41,533
Unsecured, interest bearing loan at 15% per annum[5]	-	473,635	-
Unsecured, interest bearing loan at 45.33% per annum[6]	56,537	-	-
Unsecured, interest-bearing loan at TLREF + 3.5944% per annum[7]	97,911	-	-
Non-interest bearing loans	-	-	5,955
Total loans payable	166,555	649,047	567,154
Current portion of loans payable	(145,866)	(630,534)	(549,424)
Long-term portion of loans payable	$20,689	$18,513	$17,730

(1)	Loans bearing interest accrue at 10% and 12% per annum are all unsecured. The loans matured between January and April 1, 2021 and are now due on demand. During the year ended December 31, 2022, the Company made principal payments of $135,868 and $3,515 in interest payments.

(2)	On November 15, 2021, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺350,000 (or approximately US$25,600). The loan matures on November 15, 2024 and bears interest at 19.44% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2022, the Company made $20,946 (2021 - $547) in principal payments and $3,624 (2021 - $424) in interest payments. As at December 31, 2022, the loan is fully repaid.

(3)	On August 2, 2019, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺300,000 (or approximately US$53,600). The loan matured on August 2, 2022 and bore interest at 20.5% per annum. Principal and accrued interest were paid monthly. On November 11, 2021, the loan was fully repaid. During the year ended December 31, 2022, the Company made $nil (2021 - $16,587) in principal payments and $nil (2021 - $7,921) in interest payments.

(4)	On February 4, 2020, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺500,000 (or approximately US$83,500). The loan matured on February 4, 2022 and bears interest at 13.25% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2022, the Company made $2,888 (2021 - $19,542) in principal payments and $45 (2021 - $1,822) in interest payments. As at December 31, 2022, the loan has been fully repaid.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

9.	Loans Payable (continued)

(5)	On March 4, 2021, the Company received $500,000 from a third party (the “Lender”) repayable in one year from the date of disbursement. The amount is subject to interest at a rate of 15% per annum. The Company granted 1,000,000 common share purchase warrants to the lender in conjunction with the loan. The warrants expire in two years and have an exercise price of $0.16 per warrant. The fair value of the share purchase warrants has been accounted as a debt issuance cost and offset against the loan and will be recognized as financing cost over the term of the loan. The fair value of the warrants was determined to be $152,750 based on the Black-Scholes Option Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 229%, risk-free interest rate - 0.08% and an expected remaining life – 2.00 years. During the year ended December 31, 2022, the Company recognized $26,365 (2021– $126,386) as financing cost and accrued interest of $18,082 (2021 - $62,055). As at December 31, 2022, the loan has been fully repaid.

(6)	On May 25, 2022, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺1,500,000 (or approximately US$91,961). The loan matures on May 23, 2024, and bears interest at 45.33% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2022, the Company made $26,968 in principal payments and $20,636 in interest payments.

(7)	On November 23, 2022, Garanti Bank extended a short-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately US$107,356). The loan matures on November 23, 2023, and bears interest at the Turkish Lira Overnight Reference Rate (“TLREF”) plus 3.5944% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2022, the Company made $10,183 in principal payments and $1,607 in interest payments.

10. Leases

The Company leases certain assets under lease agreements. On January 1, 2020, the Company entered into a one-year lease for office space, which the Company elected the short-term lease measurement and recognition exemption.

On January 3, 2020, the Company entered into a five-year lease for an office space in Turkey.

As of December 31, 2022, the Company’s lease had a remaining lease terms of 2 years. Right-of-use asset has been included within property and equipment. See Note 7.

Lease liabilities are measured at the commencement date based on the present value of future lease payments. As the Company’s lease did not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a discount rate of 11.82% in determining its lease liabilities. The discount rate was derived from the Company’s assessment of its borrowings.

Lease liability	December 31, 2022	December 31, 2021	January 1, 2021
Beginning balance	$15,324	$39,809	$4,759
Additions, cost	-	-	57,919
Interest expense	1,378	3,480	4,771
Lease payments	(5,499)	(11,114)	(16,574)
Foreign exchange impact	(2,594)	(16,851)	(11,066)
Ending balance	$8,609	$15,324	$39,809

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

10.	Leases (continued)

As at December 31, 2022, the Company’s lease liability is as follows:

Lease liability	December 31, 202	December 31, 2021	January 1, 2021
Current portion of operating lease liability	$4,057	$6,732	$12,116
Long-term portion of operating lease liability	4,552	8,592	27,693
	$8,609	$15,324	$39,809

Future minimum lease payments to be paid by the Company as a lessee as of December 31, 2022 are as follows:

Operating lease commitments and lease liability
2023	4,807
2024	4,807
Total future minimum lease payments	9,614
Discount	(1,005)
Total	$8,609

During the year ended December 31, 2022, $42,118 (2021 - $30,909) of short-term leases were expensed to the consolidated statements of loss and comprehensive loss.

11. Notes and Amounts Receivable for Equity Issued

	December 31, 2022	December 31, 2021
Notes receivable	$1,000,122	$1,158,832
Amounts receivable*	61,940	34,809
	$1,062,062	$1,193,641

*	Consists of receivables for the exercise of warrants and options at various exercise prices during the year ended December 31, 2021 and December 31, 2022. The receivables are unsecured, non-interest-bearing and due on demand.

During the year ended December 31, 2021, the Company entered into agreements with certain warrant and option holders for the following notes receivables as consideration for the exercise of warrants and options:

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $60,000 CAD ($48,087 USD) with a maturity date of September 30, 2021 as consideration for the exercise of 500,000 warrants at approximately $0.12 CAD ($0.10 USD).

On July 31, 2021, the Company entered into promissory note agreements with a principal sum of $90,000 CAD ($72,131 USD) with a maturity date of November 30, 2021 as consideration for the exercise of 750,000 warrants at approximately $0.12 CAD ($0.10 USD).

On July 31, 2021, the Company entered into promissory note agreements with a principal sum of $78,000 CAD ($62,513 USD) with a maturity date of December 31, 2021 as consideration for the exercise of 650,000 warrants at approximately $0.12 CAD ($0.10 USD).

On July 31, 2021, the Company entered into promissory note agreements with a principal sum of $307,200 CAD ($246,206 USD) with a maturity date of July 28, 2023 as consideration for the exercise of 2,560,000 warrants at approximately $0.10 CAD ($0.10 USD).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

11.	Notes and Amounts Receivable for Equity Issued (continued)

On July 31, 2021, the Company entered into promissory note agreements with a principal sum of $360,000 CAD ($288,523 USD) with a maturity date of July 31, 2023 as consideration for the exercise of 3,000,000 warrants at approximately $0.12 CAD ($0.10 USD). During the year ended December 31, 2022, $147,065 CAD ($136,611 USD) in principal was repaid. $30,000 CAD ($22,099 USD) in principal and interest receivable of $8,427 CAD ($4,839 USD) was written off.

On November 10, 2021, the Company entered into promissory note agreements with a principal sum of $594,321 CAD ($467,089 USD) with a maturity date of November 10, 2022 as consideration for the exercise of 4,716,667 warrants with exercise prices ranging from approximately $0.12 CAD - $0.12 CAD ($0.08 USD - $0.10 USD), and 1,810,000 options with exercise prices ranging from approximately $0.08 CAD - $0.15 CAD ($0.06 USD - $0.12 USD).

The following is a continuity of the Company’s promissory note receivable:

	Notes receivable	Amounts receivable	Total
Balance, January 1, 2021	$-	$-	$-
Additions	1,184,549	34,809	1,219,358
Repayments	(23,745)	-	(23,745)
Accrued interest	17,733	-	17,733
Foreign exchange loss on revaluation	(19,705)	-	(19,705)
Balance, December 31, 2021	1,158,832	34,809	1,193,641
Additions	-	51,659	51,659
Repayments	(136,611)	(24,528)	(161,139)
Write-off	(22,099)	-	(22,099)
Balance, December 31, 2022	$1,000,122	$61,940	$1,062,062

During the year ended December 31, 2022, the accrued interest income totaled $52,502 (2021 - $Nil). As at December 31, 2022, accrued interest of $52,538 was included in amounts receivable (Note 4).

12. Asset Retirement Obligations

The following is a continuity of the Company’s asset retirement obligations:

	December 31, 2022	December 31, 2021
Balance at the beginning of year	$8,993,108	$9,355,422
Accretion expense	264,075	91,982
Impact of hyperinflation	(69,379)	-
Change in estimate	(3,871,334)	(454,296)
Balance at the end of year	$5,316,470	$8,993,108

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at December 31, 2022 is $10.6 million (December 31, 2021 and January 1, 2021 - $10.3 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2021 and January 1, 2021 – 2.5% ) and discounted using an interest free rate of 3.91% (December 31, 2021 – 1.49%, January 1, 2021 – 0.93%) between 10 and 20 years.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

13. Convertible Debentures

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

As the September 30, 2019 convertible debt included an embedded conversion feature denominated in Canadian dollars other than the functional currency which was USD at the issuance of the convertible debt, the debt was determined to be a financial instrument comprising an embedded derivative representing the conversion feature with a residual host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the debentures between the embedded derivative conversion feature and host debt components. The conversion feature was valued first with the residual allocated to the host debt component.

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

A continuity of convertible debt and the embedded derivative conversion feature for the year ended December 31, 2022 is as follows:

	Host debt instrument	Embedded conversion feature	Total

Balance, January 1, 2021	11,027	80,342	91,369
Accretion	19,943	-	19,943
Conversion	(30,970)	(80,342)	(111,312)
Balance, December 31, 2021 & December 31, 2022	$-	$-	$-

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

14. Common Stock

The Company has an unlimited number of common shares authorized with a par value of $0.00001 CAD per share. As at December 31, 2022, 383,875,552 common shares were issued and outstanding (December 31, 2021 - 185,169,793).

For the year ended December 31, 2022

In March 2022, the Company issued 106,657,941 units at $0.165 CAD per unit for gross proceeds of $17,598,610 CAD ($13,886,226 USD) pursuant to the closing of a non-brokered private placement. Each unit comprises one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $0.45 CAD for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of $1,397,495 CAD ($1,108,817 USD) were paid and 7,506,783 finder’s warrants were issued with a fair value of $994,775. The finder’s warrants have the same terms as the warrants attached to the units. The Company also issued 3,000,000 units for debt settlement of $495,000 CAD ($391,021 USD) under the same terms of the private placement financing with no loss or gain recognized.

On March 1, 2022, the Company entered into a consulting agreement with a third party. Pursuant to the consulting agreement, the Company issued 200,000 common shares on November 2, 2022 for the consulting services received in March 2022 with a fair value of $51,208. The amount of $51,208 was expensed and included in consulting services on the consolidated statements of loss and comprehensive loss for the year ended December 31, 2022.

On March 17, 2022, the Company issued 909,090 units for investor relations services from February to July 2022 valued at $150,000 CAD ($118,188 USD). The amount of $150,000 CAD ($118,188 USD) was expensed and included in investor relations on the consolidated statements of loss and comprehensive loss for the year ended December 31, 2022.

During the year ended December 31, 2022, the Company issued 1,100,000 shares, 50,000 of which relate to the vesting of restricted stock units granted in 2021 and 1,050,000 relating to the granting and vesting of restricted stock units during the year ended December 31, 2022. The value of the shares issued is $111,122. $7,540 of the share-based compensation was recorded in the prior year.

On June 29, 2022, the Company completed a short form prospectus, issuing 72,536,900 units of the Company at a price of $0.31 CAD (approximately US$0.24) per unit for aggregate gross proceeds of $22,486,439 CAD (approximately US$17,464,896). Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant will be exercisable to purchase one common share of the Company at an exercise price of $0.50 CAD (approximately USD$0.37) until June 29, 2025. A value of $0.04 CAD was allocated to each warrant based on the residual method.

Cash finder’s fee of $1,984,079 CAD ($1,541,006 USD) were paid and 4,251,440 finder’s warrants were issued with a fair value of $787,785 USD. The finder’s warrants are exercisable to purchase units, with each unit consisting of one common share and one-half share purchase warrant of the Company at an exercise price of $0.31 CAD (approximately USD$0.24) until June 29, 2025. Each warrant is exercisable at $0.50 CAD (approximately USD$0.36) until June 29, 2025.

During the year ended December 31, 2022, the Company issued shares for the exercise of warrants as follows:

●	2,691,248 common shares for the exercise of 2,691,248 warrants at $0.10 CAD (approximately US$0.07) for cash proceeds of $269,125 CAD (US$202,713). As a result, $336,464 was transferred from warrant reserves to common stock and share premium;
●	800,000 common shares for the exercise of 800,000 warrants at $0.10 CAD (approximately US$0.07) In lieu of cash, the Company acquired prepaid services in the amount of $58,698. As a result, $98,786 was transferred from warrant reserves to common stock and share premium;

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

14.	Common Stock (continued)

●	250,000 common shares for the exercise of 250,000 warrants at $0.10 CAD (approximately US$0.07). In lieu of cash, debt owed to the equity holder was settled in the amount of $10,949 CAD (US$8,034). Pursuant to the issuance, $31,511 was transferred from warrant reserves to common stock and share premium. As at December 31, 2022, $14,051 CAD (US$10,310) was recorded to receivables for equity issued for the remainder of the amount;
●	25,000 common shares for the exercise of 25,000 warrants at $0.12 CAD (approximately US$0.09) for cash proceeds of $3,000 CAD (US$2,213);
●	245,000 common shares for the exercise of 245,000 warrants at $0.20 CAD (approximately US$0.15) for cash proceeds of $49,000 CAD (US$37,225);
●	2,750,000 common shares for the exercise of 2,750,000 warrants at $0.31 CAD (approximately US$0.23) for cash proceeds of $852,500 CAD (US$635,127). As a result, $467,968 was transferred from warrant reserves to common stock and share premium;
●	47,500 common shares for the exercise of 47,500 warrants at $0.45 CAD (approximately US$0.32) for cash proceeds of $21,375 CAD (US$16,101). As a result, $1,159 was transferred from warrant reserves to common stock and share premium;
●	1,108,080 common shares for the exercise of 1,108,080 warrants at $0.08 for cash proceeds of $87,071. As the warrants were liability classified, the fair value of the shares of $326,695 was transferred to share premium;
●	1,250,000 common shares for the exercise of 1,250,000 warrants at $0.08. In lieu of cash, the Company acquired prepaid services in the amount of $100,000. As the warrants were liability classified, the fair value of the shares of $121,604 was transferred to share premium;
●	760,000 common shares for the exercise of 760,000 warrants at $0.10 for cash proceeds of $67,797. As the warrants were liability classified, the fair value of the shares of $164,025 was transferred to share premium; and
●	1,000,000 common shares for the exercise of 1,000,000 warrants at $0.16 for cash proceeds of $160,000. As the warrants were liability classified, the fair value of the shares of $210,627 was transferred to share premium.

During the year ended December 31, 2022, the Company issued shares for the exercise of options as follows:

●	300,000 common shares for the exercise of 300,000 options at $0.08 CAD (approximately US$0.06) for cash proceeds of $24,000 CAD (US$17,609). As a result, $16,557 was transferred from option reserves to common stock and share premium;
●	775,000 common shares for the exercise of 745,000 options at $0.10 CAD (approximately US$0.08) for cash proceeds of $77,500 CAD (US$58,751). 30,000 Common shares were issued in error. As a result, $2,322 was recorded in shares to be cancelled. Pursuant to the issuance, $55,001 was transferred from option reserves to common stock and share premium;
●	250,000 common shares pursuant to the exercise of 250,000 options at $0.10 CAD (approximately US$0.08). In lieu of cash, debt in the amount of $25,000 CAD (US$19,270) was settled. Pursuant to the issuance, $18,474 was transferred from option reserves to common stock and share premium;
●	1,650,000 common shares for the exercise of 1,650,000 options at $0.44 CAD (approximately US$0.32) for cash proceeds of $726,000 CAD (US$494,706). As a result, $341,584 was transferred from option reserves to common stock and share premium. As at December 31, 2022, $56,000 CAD (US$41,349) had not yet been received and was recorded to receivables for equity issued; and
●	400,000 common shares pursuant to the exercise of 400,000 options at $0.12. In lieu of cash, debt owed to the equity holders was settled in the amount of $48,000. Pursuant to the issuance, $43,290 was transferred from option reserves to common stock and share premium.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

14.	Common Stock (continued)

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

On March 8, 2021, the Company closed a private placement for proceeds of $235,808 (the “US Private Placement”). Under the US Private Placement, the corporation issued an aggregate of 4,716,160 units at a price of $0.05 per unit. Each unit was comprised of one Common Share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.08 for a period of 30 months from the closing date.

In March 2021, convertible debt in the principal amount of $150,000 CAD (US$118,726) and accrued interest of $12,000 CAD (US$9,478) was converted to 2,160,000 units at $0.075 CAD per unit (approximately US$0.06). Each unit issued consists of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of US$0.10 for a period of 24 months from the closing date.

During the year ended December 31, 2021, the Company granted 1,325,000 restricted share units which vested immediately. In connection with the grant, 1,275,000 Common Shares with a fair value of $204,525 were issued.

As at December 31, 2021, 50,000 Common Shares with a fair value of $7,450 was recorded as an obligation to issue shares.

On June 28, 2021, the Company issued 50,000 Common Shares at $0.30 CAD (approximately US$0.24) per share for gross proceeds of $15,000 CAD (US$12,151).

During the year ended December 31, 2021, the Company issued 3,130,590 Common Shares with a fair value of $765,576 for services provided.

During the year ended December 31, 2021, the Company issued 5,252,740 Common Shares with fair value of $419,573 to settle liabilities of $338,101. A loss of $82,280 was recognized pursuant to the issuance.

During the year ended December 31, 2021, the Company issued Common Shares for the exercise of options as follows:

●	150,000 common shares for the exercise of 150,000 options at $0.18 for cash proceeds of $27,358;
●	600,000 common shares for the exercise of 600,000 options at $0.18. In lieu of cash, the Company settled $109,427 of outstanding debt;
●	30,000 common shares for the exercise of 30,000 options at $0.10 CAD (approximately US$0.08) for cash proceeds of $3,000 CAD (US$2,403);
●	1,500,000 common shares for the exercise of 1,500,000 options at $0.12 for cash proceeds of $120,000. The shares issued include 500,000 issued to a related party where the Company entered into a promissory note agreement with the related party for total principal receivable of $60,000. The note bears interest at 5% per annum and matures in November 2022; and
●	1,310,000 common shares for the exercise of 1,310,000 options at $0.08 CAD (approximately US$0.06) for cash proceeds of $104,800 CAD (US$83,774). The shares issued include 320,000 issued to a related party where the Company entered into a promissory note agreement with the related party for total principal receivable of $25,600 CAD (US$20,464). The note bears interest at 5% per annum and matures in November 2022.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

14.	Common Stock (continued)

During the year ended December 31, 2021, the Company issued Common Shares for the exercise of warrants as follows:

●	16,606,980 Common Shares for the exercise of 16,552,380 warrants at $0.12 CAD (approximately US$0.10) for gross proceeds of $1,992,838 CAD (US$1,589,688). 54,600 shares were issued in error and were cancelled. As the warrants were liability classified, the fair value of the shares of $1,806,614 was transferred to share premium;
●	11,776,667 shares, as a result of the exercise of 11,776,667 warrants at $0.12 CAD (approximately US$0.10) where the Company entered into promissory note agreements for total principal receivable by the Company of $1,413,200 CAD (US$1,131,309). The notes bear interest at 5% per annum and mature in two years. As the warrants were liability classified, the fair value of the shares of $852,702 was transferred to share premium;
●	1,400,000 Common Shares for the exercise of 1,400,000 warrants at $0.12 CAD (approximately US$0.10), to settle long-term notes payable in the amount of $38,062 and debt in the amount of $95,959. The Company recognized the loss on settlement of $60,338. As the warrants were liability classified, the fair value of the shares of $291,912 was transferred to share premium;
●	931,667 Common Shares for the exercise of 931,667 warrants at $0.10 CAD (approximately US$0.08) for gross proceeds of $93,167 CAD (US$73,961). As the warrants were liability classified, the fair value of the shares of $88,577 was transferred to share premium;
●	500,000 shares, as a result of the exercise of 500,000 warrants at $0.10 CAD (approximately US$0.08) where the Company entered into promissory note agreements for total principal receivable by the Company of $50,000 CAD (US$39,969). The notes bear interest at 5% per annum and mature in two years. As the warrants were liability classified, the fair value of the shares of $852,702 was transferred to share premium;
●	30,000 Common Shares for the exercise of 30,000 warrants at $0.20 CAD (approximately US$0.16) for gross proceeds of $6,000 CAD (US$4,809). As the warrants were liability classified, the fair value of the shares of $716 was transferred to share premium; and
●	25,000 Common Shares for the exercise of warrants at $0.31 for gross proceeds of $8,000.

15. Stock Options

The Board of Directors adopted the Park Place Energy Corp. 2013 Long-Term Incentive Equity Plan (the “2013 Plan”) effective as of October 29, 2013. The 2013 Plan permits grants of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock awards and other stock-based awards.

The 2013 Plan authorizes the following types of awards:

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

15.	Stock Options (continued)

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

A continuity of the Company’s outstanding stock options for the years ended December 31, 2022 and 2021 is presented below:

	Number of options	Weighted average exercise price
Outstanding, January 1, 2021	11,900,000	$0.11
Granted	450,000	0.32
Exercised	(3,910,000)	0.11
Expired	(150,000)	0.18
Cancelled	(650,000)	0.16
Outstanding, December 31, 2021	7,640,000	$0.12
Granted	7,210,000	0.27
Exercised	(3,345,000)	0.20
Expired	(5,000)	0.74
Outstanding, December 31, 2022	11,500,000	$0.19
Exercisable, December 31, 2022	10,345,000	$0.23

At December 31, 2022 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
1,550,000	0.12	October 24, 2023	1,550,000
3,800,000	0.13	September 19, 2024	3,800,000
640,000	0.06	July 31, 2025	640,000
2,560,000	0.22	July 26, 2025	1,405,000
250,000	0.28	June 6, 2026	250,000
2,700,000	0.44	December 9, 2024	2,700,000
11,500,000			10,345,000

As at December 31, 2022, the weighted average remaining contractual life of outstanding stock options is 2.09 years (2021 – 2.35 years).

For the year ended December 31, 2022, the Company recognized $1,421,267 (2021 - $108,775) in stock-based compensation expense for options granted and vested. At December 31, 2022, the Company has $123,873 (2021 - $Nil) in unrecognized compensation expense related to stock options.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

The fair values for stock options granted have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

15.	Stock Options (continued)

	2022	2021
Risk-free interest rate	0.29 – 3.76%	0.33 – 0.79%
Expected life (years)	2 – 5	3 – 5
Expected volatility	125 – 234%	245 – 257%
Dividend yield	0%	0%
Forfeiture rate	0%	0%
Weighted average fair value per share	$0.28	$0.24

16. Warrants

A continuity of the Company’s outstanding share purchase warrants for the year ended December 31, 2022 and the year ended December 31, 2021 is presented below:

	Number of warrants	Weighted average exercise price
Outstanding, January 1, 2021	35,865,312	$0.10
Issued	14,017,663	0.10
Exercised	(31,270,314)	0.09
Expired	(10,768,332)	0.13
Outstanding, December 31, 2021	7,844,329	$0.10
Issued	105,055,189	0.34
Exercised	(10,926,828)	0.13
Expired	(35,001)	0.07
Outstanding, December 31, 2022	101,937,689	$0.34

At December 31, 2022, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
50,000	0.32 USD	June 6, 2023
21,705,438	0.33 USD	March 15, 2024
3,383,939	0.33 USD	March 16, 2024
2,954,545	0.33 USD	March 17, 2024
10,614,123	0.33 USD	March 18, 2024
21,431,754	0.33 USD	March 24, 2024
2,653,000	0.33 USD	March 28, 2024
37,643,450	0.37 USD	June 29, 2025
1,501,440	0.23 USD	June 29, 2025
101,937,689

As at December 31, 2022, the weighted average remaining contractual life of outstanding warrants is 1.71 years (2021 – 1.63 years).

During the year ended December 31, 2021, in connection to a prior private placement in which warrants were owed to certain subscribers, the Company issued 75,000 warrants with an exercise price of US$0.32 per warrant and a contractual life of 24 months. The fair value of the warrants on issuance was determined to be $15,616 which was recognized in the consolidated statements of loss and comprehensive loss.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

16.	Warrants (continued)

As at December 31, 2021, the Company had 3,776,249 warrants issued in connection with private placements, or debt settlements. The exercise price of such warrants was denominated in CAD, when the functional currency prior to January 1, 2022 was the USD. As such the warrants were classified as derivate liabilities with a fair value of $472,899. As a result of the change in functional currency of the Company to CAD on January 1, 2022, such warrants were reclassified to equity.

Due to the change in functional currency of the Company, 4,068,080 warrants with a carrying value of $163,162 were reassessed to be derivative liabilities as the exercise prices are denominated in USD, when the new functional currency is the CAD. Immediately before the reclassification, the fair value of the warrants were remeasured using the Black-Scholes option pricing model, with the following assumptions (weighted average): expected dividend yield - 0%, expected volatility - 159%, risk-free interest rate – 0.89% and an expected remaining life – 1.56 years. The Company recognized a loss in fair value change on the derivative liabilities of $288,618 on January 1, 2022. As at December 31, 2022, the fair value of the warrants were remeasured at $4,827 using Black-Scholes option pricing model, with the following assumptions (weighted average): expected dividend yield - 0%, expected volatility - 111%, risk-free interest rate – 4.52% and an expected remaining life of 0.43 years. The Company recognized a loss on fair value change of $686,504 for the year ended December 31, 2022.

The following is a continuity of the Company’s derivative warrant liability:

Total
Balance, January 1, 2021	$1,804,572
Issued	621,500
Extinguished	(479,535)
Exercise of warrants	(3,064,400)
Change in fair value of derivative	1,590,762
Balance, December 31, 2021	$472,899
Effect of change in functional currency	(309,006)
Exercise of warrants	(822,950)
Change in fair value of derivative	686,504
Foreign currency translation	(22,620)
Balance, December 31, 2022	$4,827

The fair values for finder’s warrants granted during the year ended December 31, 2022 and the warrants granted during the year ended December 31, 2021, have been estimated using the Black-Scholes option pricing model using the following assumptions:

	2022	2021
Risk-free interest rate	1.21% - 3.13%	0.16%
Expected life (years)	2-3	2
Expected volatility	154%-182%	215%
Dividend yield	0%	0%

17. Restricted Stock Units

During the year ended December 31, 2022, the Company granted 4,425,062 (2021 – 1,325,000) restricted stock units (“RSUs”) as consideration for management and consulting contracts which vested immediately.

During the year ended December 31, 2022, 50,000 common stock relating to 50,000 RSUs that vested during the year ended December 31, 2021, were issued (Note 14).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

17.	Restricted Stock Units (continued)

For the year ended December 31, 2022, the Company recognized $697,650 (2021 - $211,975) in stock-based compensation expense for RSUs granted and vested.

	Number of restricted stock units	Weighted average fair value per award
Balance, December 31, 2020	–	$–
Granted	1,325,000	0.16
Vested	(1,325,000)	0.16
Balance, December 31, 2021	–	–
Granted	4,425,062	0.22
Vested	(4,425,062)	0.22
Balance, December 31, 2022	-	-

18. Related Party Transactions

At December 31, 2022 accounts payable and accrued liabilities included $210,070 (December 31, 2021 - $13,831) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2022, management fees and salaries of $711,766 (2021 - $438,000), director fees of $92,000 (2021 - $72,000), and stock-based compensation of $926,119 (2021 - $Nil) were incurred to related parties.

During the year ended December 31, 2022, the Company issued 2,000,000 (2021 - 1,416,667) units with a fair value of $260,681 for the settlement of accounts payable owed to related parties in the amount of $260,681 (2021 - $70,833), resulting in no gain or loss.

During the year ended December 31, 2022, the Company issued Nil (2021 - 5,146,667) common shares relating to the exercise of Nil (2021 – 4,476,667) warrants and Nil (2021 – 670,000) options held by related parties. As consideration, the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $Nil (2021 - $518,820 (CAD$648,078)). Refer to Note 10.

As at December 31, 2022, notes receivable included $450,325 (December 31, 2021 - $517,985) due from related parties. The amounts are unsecured, bear interest at 5% per annum and mature one to two years from issuance.

Pursuant to agreements between four directors and the Company, each of the four directors shall be granted 200,000 fully vested RSUs upon each anniversary of the contract and three of the four directors shall be granted 250,000 fully vested RSUs upon successful spudding of the first well by the Company. For two of the four directors, the amount of RSUs shall be indexed pro-rata to account for any dilution incurred by subsequent share issuance by the Company. During the year ended December 31, 2022, the Company issued 400,000 shares with a fair value of $19,077 for the RSU’s to one of the directors. The shares for the remainder of the RSU’s granted under the agreements have not yet been issued. The value of these RSUs and the stock-based compensation recognized is $255,206. $65,160 has been recorded to reserves as at December 31, 2022 and $190,047 has been recorded as a RSU obligation liability as the directors have the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the director the cash equivalent of the market price of the shares on the date of vesting.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

18.	Related Party Transactions (continued)

As at December 31, 2022, a director of the Company was granted 60,000 RSUs for services performed. The value of these RSUs and the stock-based compensation recognized is $21,283. As at December 31, 2022, the shares for these RSUs have not been issued. $14,189 has been recorded to reserves as at December 31, 2022 and $7,094 has been recorded as a RSU obligation liability as the director has the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the director the cash equivalent of the market price of the shares on the date of vesting.

On September 2, 2020, the CEO signed an employment agreement with the Company in which the CEO shall receive:

●	100,000 fully vested RSUs upon the first anniversary of the agreement. The amount of RSUs shall be indexed pro-rata to account for any dilution incurred by subsequent share issuances by the Company;
●	If during the term of the Agreement, the Company completes any cash financing of $5,000,000, the Company shall issue 250,000 fully vested RSUs and $25,000 for each $5,000,000 raised.
●	Upon spudding of the first well by the Company, the Company shall grant 250,000 fully vested RSUs and 250,000 fully vested RSUs every anniversary of the spud date (condition was met on September 15, 2022). This amount is indexed pro-rata to account for any dilution incurred by subsequent share issuances by the Company; and
●	If during the term of the Agreement, the Company enters into any non-financing transaction, a cash bonus of US$100,000 is owed upon the successful closing.

The value of these RSUs and the stock-based compensation recognized is $295,818. As at December 31, 2022, the shares for these RSUs have not been issued. $197,212 has been recorded to reserves as at December 31, 2022 and $98,606 has been recorded as a RSU obligation liability as the CEO has the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the CEO the cash equivalent of the market price of the shares on the date of vesting.

On July 15, 2022, the CFO signed an employment agreement with the Company in which the CFO shall receive:

●	100,000 fully vested RSUs upon the first anniversary of the agreement;
●	150,000 fully vested RSUs upon the second anniversary of the agreement;
●	For each subsequent year, the number of RSUs is determined in context of the market price of the shares and in respect to the performance of the Company;
●	A bonus of 100,000 RSUs plus the sum of $15,000 cash paid upon the successful completion of the Company’s phase A drilling program at the SASB gas field;
●	A bonus of 125,000 RSUs plus the sum of $20,000 cash paid upon the successful completion of at least an additional seven wells as part of the Company’s phase B drilling program at the SASB gas field; and
●	A bonus of $25,000 cash upon the executive arranging a credit line for SASB of at least $5,000,000.

As the agreement can be terminated at any time, the RSU’s are recognized only upon the conditions above being met; as a result, no share based compensation has been recognized under this agreement for the year ended December 31, 2022.

On July 15, 2022, the COO signed an employment agreement with the Company in which the COO shall receive:

●	125,000 fully vested RSUs upon the first anniversary of the agreement;
●	150,000 fully vested RSUs upon the second anniversary of the agreement;
●	For each subsequent year, the number of RSUs is determined in context of the market price of the shares and in respect to the performance of the Company;
●	A bonus of 100,000 RSUs plus the sum of $15,000 cash paid upon the successful completion of the company’s phase A drilling program at the SASB gas field; and
●	A bonus of 125,000 RSUs plus the sum of $20,000 cash paid upon the successful completion of at least an additional seven wells as part of the Company’s phase B drilling program at the SASB gas field;

As the agreement can be terminated at any time, the RSU’s are recognized only upon the conditions above being met; as a result, no share based compensation has been recognized under this agreement for the year ended December 31, 2022.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

18.	Related Party Transactions (continued)

On August 18, 2022, the Company entered into a settlement agreement with the former CFO of the Company upon resignation, whereupon the Company will issue/pay:

●	325,000 common shares with a fair value of $94,300 (not issued as at December 31, 2022);
●	$210,000 in cash to be paid as follows:

◌	$110,000 paid upon execution of the agreement (Paid);
◌	$50,000 to be paid on or before January 31, 2023 (Unpaid);
◌	$50,000 to be paid on or before March 31, 2023 (Unpaid);

●	200,000 RSUs with a fair value of $32,635 for services rendered as a director (as discussed above, shares not issued as at December 31, 2022);
●	75,000 RSUs with a fair value of $21,762 for services rendered as an audit committee member (shares not issued as at December 31, 2022);

For the compensation above, all previous amounts owed/owing will be settled, including $49,800 in notes receivable. The Company recognized a loss on the settlement of $285,120.

19. General and Administrative

	For the year ended
	December 31, 2022	December 31, 2021
Salaries and compensation	$4,386,716	$1,672,750
Professional fees	552,975	377,308
Office	119,999	35,211
Investor relations	592,155	914,770
Filing and transfer fees	96,701	127,149
Advertising	519,321	28,859
Travel	87,285	-
Penalties	30,208	-
Bank charges and other	12,140	6,887
	$6,397,500	$3,162,934

20. Segmented Information

During the year ended December 31, 2022 and 2021, the Company’s operations were in the resource industry in Bulgaria, and Turkey with head offices in the United States and a satellite office in Sofia, Bulgaria.

	North America	Turkey	Bulgaria	Total
Year ended December 31, 2022
Revenue	$-	$9,375,029	$-	$9,375,029
Finance cost	79,693	-	-	79,693
Depletion	-	1,451,032	-	1,451,032
Depreciation	4,826	140,209	-	145,035
Accretion of asset retirement obligation	-	264,075	-	264,075
Stock-based compensation	2,118,917	-	-	2,118,917
Loss on impairment of exploration and evaluation assets	-	-	3,101,343	3,101,343
Gain on debt extinguishment	97,051	-	-	97,051
Gain on net monetary position	-	1,826,495	-	1,826,495
Net income (loss)	(6,684,988)	3,577,954	(3,014,720)	(6,121,754)
As at December 31, 2022
Non-current assets	$42,762	$36,975,457	$-	$37,018,219

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

20.	Segmented Information (continued)

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2021
Revenue	$-	$3,700,727	$-	$3,700,727
Financing cost	176,386	-	-	176,386
Depletion	-	415,686	-	415,686
Depreciation	-	31,768	-	31,768
Accretion of asset retirement obligation	-	91,983	-	91,983
Stock-based compensation	336,366	-	-	336,366
Loss on debt extinguishment	159,383	-	-	159,383
Net loss	4,501,973	379,473	11,680	4,893,126
As at December 31, 2021
Non-current assets	$-	$1,573,185	$3,116,146	$4,689,331

The Company’s breakdown of net revenue by product segment is as follows:

	For the year ended
	December 31, 2022	December 31, 2021
Oil	$4,087,664	$3,219,792
Gas	5,287,365	480,935
	$9,375,029	$3,700,727

The Company incurs royalties of 12.5%. During the year ended December 31, 2022, the Company paid royalties totaling $1,163,498 (2021 - $434,644).

21. Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares through private placement, incur debt or return capital to members.

The Company is dependent upon external financings to fund activities. In order to carry future projects and pay administrative costs, the Company will utilize its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

22. Financial Instruments and Risk Management

The Company is exposed, through its operations, to the following financial risks:

a)	Market risk
b)	Credit risk
c)	Liquidity risk

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

22.	Financial Instruments and Risk Management (continued)

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous reported periods unless otherwise stated in the note. The overall objective of management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign currency exchange, interest rates and equity price risk.

Foreign currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at December 31, 2022, the Company’s significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $30,435 at December 31, 2022 (December 31, 2021 - $201,206).

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company does not have significant debt facilities and is therefore not exposed to interest rate risk.

Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash, amounts receivable which consists primarily of trade receivables and GST receivable and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at December 31, 2022, all of the Company’s trade receivables are current (< 30 days outstanding).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

22.	Financial Instruments and Risk Management (continued)

The Company’s maximum credit exposure is $5,263,886 (December 31, 2021 - $1,736,795, January 1, 2021 - $976,023).

c)	Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at December 31, 2022	Less than 1 year	1 - 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$10,600,080	$-	$-	$10,600,080
Loans payable	145,866	20,689	-	166,555
Lease liability	4,807	4,807	-	9,614
RSU obligation	295,747	-	-	295,747
Derivative liability	-	4,827	-	4,827
Total liabilities	$11,046,500	$30,323	$-	$11,076,823

As at December 31, 2021	Less than 1 year	1 - 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$852,481	$-	$-	$852,481
Loans payable	630,534	18,513	-	649,047
Lease liability	6,732	13,464	-	20,196
Derivative liability	-	472,899	-	472,899
Total liabilities	$1,489,747	$504,876	$-	$1,994,623

23. Income Tax

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2022	2021

Net loss before income taxes	$(6,121,754)	$(4,893,126)
Effective tax rate	27%	27%
Expected income tax recovery	$(1,652,874)	$(1,321,144)
Change in statutory, foreign tax, foreign exchange rates, and other	238,194	378,150
Permanent differences	649,306	609,738
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital loses	-	(1,336,200)
Change in unrecognized deductible temporary differences	765,374	1,669,456
Total	$-	$-

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

The tax effected items that give rise to significant portions of the deferred tax assets and deferred tax liabilities as at year-end are presented below:

23.	Income Tax (continued)

	2022	2021
Deferred tax liabilities
Exploration and evaluation assets	$(1,426,133)	$-

Deferred tax assets
Non-capital losses	1,426,133	-
Net deferred tax assets (liabilities)	$-	$-

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2022	Expiry	2021	Expiry

Share issue costs	2,119,858	2027	-	N/A
Property and equipment	153,117	N/A	530,466	N/A
Asset retirement obligation	5,718,041	N/A	-	N/A

Exploration and evaluation assets	-	NA	4,724,218	No Expiry
Non-capital losses	28,385,944	See below	17,506,229	See below
Canada	3,995,237	2042	-	N/A
USA	16,533,694	indefinite	16,638,773	indefinite
Turkey	723,950	2024 to 2027	867,456	2024 to 2026
Bulgaria	2,401	2027	-	N/A

24. Subsequent Events

Loan

On February 1, 2023, the Company entered into a loan agreement for $2,200,000. The loan is issued at a 9.09% discount and bears interest at 1% per month. The loan matures on April 1, 2023. The Company has the ability to repay the loan at any time. In the event the loan is repaid prior to the maturity date, the interest paid shall be a minimum of $100,000. Upon repayment of the loan, the Company shall also pay the lender an exit fee of $50,000. The loan was repaid on April 26, 2023.

Debenture Financing

On April 20, 2023, the Company entered into an agreement with Eight Capital, pursuant to which Eight Capital agreed to purchase for resale, together with a syndicate of underwriters (together with Eight Capital, the “Underwriters”), on a bought deal private placement basis, 15,000 units of the Company (“Units”) at a price of CAD$1,000 per Unit, for gross proceeds of CAD$15,000,000 (the “Placement”).

Each Unit will consist of CAD$1,000 principal amount secured convertible debenture (“Debenture”) and 1,667 common share purchase warrants of the Company (a “Warrant”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$0.50 subject to adjustment in certain events, and shall have an expiry date of June 29, 2025.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in U.S. dollars)

24.	Subsequent Events (continued)

The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12.0% per annum, payable semi-annually in arrears beginning on October 31, 2023 (the “Interest”). At the holders’ option, the Debentures may be converted into common shares of the Company (“Conversion Shares”) at any time and from time to time, up to the earlier of the Maturity Date and the date fixed for redemption of the Debentures, at a conversion price of CAD$0.60 per common share (the “Conversion Price”), subject to adjustment in certain circumstances, which represents a premium of approximately 58% to yesterday’s closing price of CAD$0.38 on the CSE.

The Company will be entitled to redeem the Debentures at 105% of par plus accrued and unpaid interest at any time following April 30, 2024.

The Debentures will include a negative pledge on the part of the Company, such that the Company will not be able to incur new debt in excess of the Priority Charge Limit prior to repayment or conversion of the Convertible Debentures. For the purposes of the pledge, the “Priority Charge Limit” shall be calculated as follows: 40% multiplied by the after tax value of the Company’s PDP Reserves discounted at 10%, as evaluated by a 3rd party reserves engineer using strip pricing at the time of the issuance of the priority ranking debt.

25. Retrospective Restatement

Consolidated Interim Statements of Loss and Comprehensive Loss for the Year Ended December 31, 2021

	As previously reported under US GAAP (Audited)	Adjustment (Audited)	As restated under US GAAP (Unaudited)
Change in fair value of derivative liability	$1,473,638	$(3,064,400)	$(1,590,762)
Net loss	(2,050,550)	(3,064,400)	(5,114,950)
Net and comprehensive loss	(2,407,790)	(3,064,400)	(5,472,190)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.03)

Consolidated Statements of Financial Position as at December 31, 2021

	As previously reported under US GAAP (Audited)	Adjustment (Audited)	As restated under US GAAP (Unaudited)
Additional paid-in capital	$33,295,413	$3,064,400	$36,359,813
Accumulated deficit	$(30,527,877)	$(3,064,400)	$(33,592,277)

In 2021, warrants which were liability classified were exercised. Upon the exercise of the warrants, the Company erroneously recorded the entirety of the value associated with the derivative liability through profit and loss as a change in the fair value of the derivative liability. To correct for the error, the Company has restated the change in the fair value of the derivative liability to exclude the fair value of the shares issued upon the exercise of the warrants, which should have been recognized in equity as an increase to additional paid-in capital.

There was no effect on the consolidated statements of cash flows as a result of the correction of this error.

