Form 20-F/A
period 2022-12-31
Trillion Energy International Inc.
filed 2023-06-06
CIK 1648636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to the Form 20-F (the “Form 20-F”) of Trillion Energy International Inc., for the year ended December 31, 2022, filed with the Securities and Exchange Commission on May 2, 2023, is to amend Item 6, Section E for the number of common shares of the Company beneficially owned by the directors and members of senior management.

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the Form 20-F.

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

NAME OF BENEFICIAL OWNER	TITLE	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)

Arthur Halleran	President, CEO and Director	common	11,009,268	2.85%
David Thompson	Former CFO and Director	common	4,650,000	1.20%
Ozge Karalli	CFO	common	230,000	0.06%
Barry Wood	Director	common	950,000	0.25%
Kubilay Yildirim	COO and Director	common	1,080,000	0.28%
Sean Stofer	Director	common	1,900,000	0.49%
Directors and Officers as a Group			19,819,268	5.14%

(1)	Based on 385,960,552 common shares outstanding as at May 1, 2023.

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

TRILLION ENERGY INTERATIONAL INC.

Dated:	June 5, 2023	Per:
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

