Form 20-F
period 2023-12-31
Trillion Energy International Inc.
filed 2024-05-07
CIK 1648636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from January 1, 2023 to December 31, 2023

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

Suite 700, 838 W. Hastings Street

Vancouver, BC V6C 0A6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, No Par Value	N/A
(Title of Class)	(Exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2023: 115,250,810. Common Shares with no par value.

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Refer to Item 6.

B. Advisers

Not applicable.

C. Auditors

The independent auditors for the Company are MNP LLP, Suite 1500, 640 - 5th Avenue SW Calgary, Alberta T2P 3G4 for the Company’s December 31, 2023 and 2022 year ends.

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

The Company conducted a 5:1 share consolidation on September 14, 2023.

The Company’s selected historical audited financial data for the years ended December 31, 2022 and December 31, 2023 are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Year End Dec. 31, 2022	Year End Dec. 31, 2023
Amounts in accordance with IFRS (presented in U.S. dollars):
Total assets	37,018,219	58,610,428
Total liabilities	16,392,288	36,397,856
Net working capital (deficiency)	(4,819,052)	(12,929,942)
Shareholders’ equity	20,625,931	22,212,572
Operating revenue	9,375,029	16,797,366
Net loss from operations	(6,121,754)	(1,102,194)
Loss per share (basic and diluted)	(0.10)	(0.01)
Weighted average number of common shares (basic and diluted)	62,491,482	81,084,843

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

Any international operations performed may expose us to greater risks than those associated with more developed markets. Due to our foreign operations, we are subject to the following issues and uncertainties that can adversely affect our operations in Bulgaria, Turkey, or other countries in which we may operate properties in the future:

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

Our Board of Directors has the authority, without further action by the shareholders, to issue a unlimited number of shares of common stock authorized under our charter documents, of which 115,250,810 shares were issued and outstanding as of December 31, 2023. We may issue additional shares of common stock or other equity securities, including securities convertible into shares of common stock, in connection with capital raising activities. The issuance of additional common stock would also result in dilution to existing shareholders.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Trillion Energy International Inc. is focused on its oil and gas producing assets in Turkey specifically its SASB Natural Gas field as well as its Cendere Oil field.

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company with operations primarily in Turkiye. The Company’s shares trade on the Canadian Securities Exchange under the symbol “TCF” where it was recently added the CSE 25 Index. The Company also trades on the OTCQB under the symbol “TRLEF” and the Frankfurt exchange under the symbol Z620. A class of the Company’s warrants trade on the CSE under the symbol TCF.WT.

The Company is focused on oil and gas exploration in Turkiye. During the year, it had drilled six successful development gas wells at its conventional natural gas project, the SASB gas field located in the Black Sea, Turkiye, where it has initiated a multi-well development program. Trillion has a 49% interest in the SASB gas field. In addition, the Company produces oil from the Cendere field in Turkiye, a long-term low decline oil field where it holds a 19.6% (except three wells with 9.8%) interest.

Trillion’s strategy is to increase production and reserves at its 12,385 hectare SASB natural gas field and capitalize on high regional gas prices to generate cash flow and build shareholder value through a multi-well drilling program.

After drilling five successful long reach directional wells and one re-completion at SASB, Trillion will continue to perform several new perforations of existing wells and install velocity string production tubing, pumps, gas lift to optimize production and reduce well downtime. Trillion is currently undertaking work programs to optimize production and reduce downtime on the SASB Field to ensure all 6 previously drilled and completed wells are able to produce concurrently and with less than 90% downtime on a managed basis.

For 2024-2025 SASB several sidetrack wells have been engineered and are drill ready. These wells are expected to be drilled first, followed by several stratigraphic exploration prospects. New re-processing of 3D seismic is expected to be completed during 2024. The new 3D seismic re-processing is expected to define stratigraphic exploration targets as well as to delineate reserves in structural traps.

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

In April 2023, the Company raised gross proceeds of CAD $15 million under a bought deal for further development of the SASB field. Each Unit will consist of CAD$1,000 principal amount secured convertible debenture (“Debenture”) and 333 common share purchase warrants of the Company (the “Warrants”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$2.50 and shall have an expiry date of June 29, 2025.

On 31st July the Company announced a farm-in agreement to earn a 50% working and revenue interest in three new exploration block in South East Turkey called Cudi-Gabar.

By August 2023 the Company announced the completion of tits drilling programme have drilled five new wells and recompleted one well. The Company then commenced installing new wellheads. To address the water loading issues the Company has engaged outside consultants and is in the process of installing artificial lift pumps. GLJ have reviewed their reserve report which is included in the MD & A.

On September 15, 2023 the Company announced a Consolidation of its shares on a 5 to 1 basis, therefore 5 pre-consolidation shares was equivalent to 1 post consolidation share.

During October 2023, additional perforations to existing wells were made and a booster compressor was added to the field to reduce back pressure for gas entering the Cayagzi gas processing facility. During November, 2023, the Company received a report from a third party consulting firm on how to increase production on the six wells. The Company is evaluating the report and intends to put many of the recommendations into action plans.

On November 28, 2023 the Company announced a closing for a CAD$10.8 million public offering. Proceeds were for further development of the SASB field; payment of certain debts related to the drilling programme and general working capital.

In December 2023 the Company announced completion of its 3D seismic reprocessing of the SASB filed which is now being interpreted.

In addition, the Company has entered into a farm-in agreement with Derkim Poliüretan Sanayi ve Ticaret A.S. to earn a 50% working & revenue interest in three oil exploration blocks (the “Oil Blocks”) comprised of 151,484 hectares (374,325 acres) within the newly defined Cudi-Gabar petroleum province, Southeastern Turkiye. The Company is currently negotiating the Joint Operating Agreement, will trigger certain work commitments to Trillion over a three year period. To earn the 50% the Company must acquire 351 km of 2D seismic in 2023 and drill several wells in 2024.

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

The Company recently entered into a farm-in agreement on three oil exploration blocks (M47, M46c,d) (the “Oil Blocks”) totalling acres 374,325 within the newly defined Cudi-Gabar petroleum province, Southeastern Turkiye. The Company is currently negotiating a joint operating agreement in respect of the Oil Blocks..

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

The Company’s interest in SASB is 49%. SASB has several natural gas fields, four production platforms plus 18 kilometers of subsea pipelines connecting the gas fields to an onshore gas processing facility. SASB is located off the North West coast of Turkey in the Black Sea. Total gross production to date from the four fields is over 43 billion cubic feet (“Bcf”).

The Company commenced the SASB Development Program during September 2022, at which time the Uranus Rig mobilized to the license block from Romania. The drilling rig was then positioned at the Akcakoca platform upon which it drilled South Akcakoca, re-completed Akcakoca-3, drilled Akcakoca West 1 and Guluc 2. In addition, Bayhanli 2 and Alapli 2 were drilled off different tripods. Those 5 new wells and one recompletion were put on production, thus generating revenue for the company. The wells experienced water loading due to the large production tubing size and currently all gas pay in the wells will be perforated and production tubing changed to a smaller diameter.

As at December 31, 2023 the gross gas production rate for SASB was 2.93 MMcfd, net to Company was 1.26 MMcf/d (after royalty) The current average daily 2023 gross production rate for the field was 5.75 MMcfd and net to Company was 2.46 MMcf/d (after royalty). Currently natural gas is currently being sold at about US$10/mcf domestically in Turkey. The average monthly natural gas sale price year to date for 2023 was approximately US$14.17/ mcf.

The Company also plans to evaluate exploration opportunities around the SASB development license area, which is currently 12,385 hectares. The Company is currently reprocessing the existing 3D seismic with new technology and gathering additional data to determine and propose new exploration work programs in and around the SASB block. Such new technology is expected to improve the resolution of the data, define new exploration targets and delineate new reserves and resources on SASB.

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

Developments of the Business after the Reporting Period

In the period after the Reporting Period, the company has been planning and implementing production optimization and artificial lift at the SASB gas field to increase production rates on the field. It also shot 2-D seismic on the Oil Block M47.

Strategic Focus

Trillion’s strategy is to increase production and reserves at its 12,385 hectare SASB natural gas field and capitalize on high regional gas prices to generate cash flow and build shareholder value through a multi-well drilling program.

After drilling five successful long reach directional wells and one re-completion at SASB, Trillion will continue to perform several new perforations of existing wells and install velocity string production tubing, pumps, gas lift to optimize production and reduce well downtime. Trillion is currently undertaking work programs to optimize production and reduce downtime on the SASB Field to ensure all 6 previously drilled and completed wells are able to produce concurrently and with less than 90% downtime on a managed basis.

Trillions short term focus is on increasing production on eight wells at the SASB gas field. As in most oil and gas fields, the past production history is a useful analog for predicting future production trends and results, and as such, our focus is on repeating the production rates previously achieved from legacy wells drilled over 10 years ago.

For the 2024-2025 SASB drilling program, several sidetrack wells have been engineered and are drill ready. These wells are expected to be drilled first, followed by several stratigraphic exploration prospects. New re-processing of 3D seismic is expected to be completed during 2024. The new 3D seismic re-processing is expected to define stratigraphic exploration targets as well as to delineate reserves in structural traps.

In addition, the Company has entered into a farm-in agreement with Derkim Poliüretan Sanayi ve Ticaret A.S. to earn a 50% working & revenue interest in three oil exploration blocks (the “Oil Blocks”) comprised of 151,484 hectares (374,325 acres) within the newly defined Cudi-Gabar petroleum province, Southeastern Turkiye. The Company is currently negotiating the Joint Operating Agreement, will trigger certain work commitments to Trillion over a three year period. To earn the 50% the Company must acquire 351 km of 2D seismic in 2023 and drill several wells in 2024.

B. Business Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The move coincided with the redomicile of the Company from Delaware to British Columbia, a move which was approved by shareholders in November 2021. The Company also has a registered office in Turkey and Bulgaria. The Company was originally incorporated in Delaware in 2015, and in January 2022 became a British Columbia company. The Company’s shares are traded on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange under the symbol “TCF”.

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

The Company is part of a corporate group. The Company has the following subsidiaries:

Park Place Energy Corp. (“PPE Corp.”); (a Nevada corporation)
Park Place Energy Bermuda (“PPE Bermuda”) (a Bermuda corporation);
BG Exploration EOOD (“BG Exploration”) (a Bulgarian Corporation) ; and
Park Place Energy Turkey (“PPE Turkey”) (a Cayman Island Corporation) Park Place Energy Gabar Limited (a Cayman Island Corporation)

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

The Company commenced the SASB Development Program during September 2022, at which time the Uranus Rig mobilized to the license block from Romania. The drilling rig was then positioned at the Akcakoca platform upon which it drilled South Akcakoca, re-completed Akcakoca-3, drilled Akcakoca West 1 and Guluc 2. In addition, Bayhanli 2 and Alapli 2 were drilled off different tripods. Those 5 new wells and one recompletion were put on production, thus generating revenue for the company. The wells experienced water loading due to the large production tubing size and currently all gas pay in the wells will be perforated and production tubing changed to a smaller diameter.

As at December 31, 2023 the gross gas production rate for SASB was 2.93 MMcfd, net to Company was 1.26 MMcf/d (after royalty) The current average daily 2023 gross production rate for the field was 5.75 MMcfd and net to Company was 2.46 MMcf/d (after royalty). Currently natural gas is currently being sold at about US$10/mcf domestically in Turkey. The average monthly natural gas sale price year to date for 2023 was approximately US$14.17/ mcf.

The Company’s immediate focus is resolving water loading issues on up to nine wells at SASB gas field, through tubing size optimization and pumps. Once this is completed, the Company plans to drill several well extensions of older wells to recover missed pay.

The Company also plans to evaluate exploration opportunities around the SASB development license area, which is currently 12,385 hectares. The Company is currently reprocessing the existing 3D seismic with new technology and gathering additional data to determine and propose new exploration work programs in and around the SASB block. Such new technology is expected to improve the resolution of the data, define new exploration targets and delineate new reserves and resources on SASB.

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

In October and November 2022, the Company determined it would dispose of the Bulgaria property and that it would obtain the options to do so.

Reserves Reported to Other Agencies

We have not filed estimates of total in-place resources with any other federal authority or agency in the United States, Canada, Turkey or Bulgaria at this time. Presently, we are not required to prepare an estimate with respect to the Bulgarian property or the Oil Blocks in Turkey because our license has not yet become effective and there are no reserves as it is exploration.

Reserves

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices

FORM 51-101F	TABLE 2.1.1 SUMMARY OF OIL AND GAS RESERVES as of December 31, 2023 FORECAST PRICES AND COST

	LIGHT AND MEDIUM CRUDE OIL		Conventional Natural Gas		Oil Equivalent
	Gross (Mbbl)	Net (Mbbl)	Company Gross MMcf	Company Net MMcf	Company Gross Mboe	Company Net Mboe
RESERVE CATEGORY
PROVED
Producing	159	139	1,442	1,262	399	349
Developed Non-Producing	54	47	9,568	8,372	1,649	1,443
Undeveloped	-	-	9,538	8,346	1,590	1,391

TOTAL PROVED	213	186	20,548	17,979	3,637	3,183
TOTAL PROBABLE	61	54	43,165	37,770	7,255	6,349
TOTAL PROVED PLUS PROBABLE	274	240	63,713	55,749	10,893	9,531
TOTAL POSSIBLE	60	52	46,676	40,841	7,839	6,859
TOTAL PPP	334	292	110,389	96,590	18,732	16,390

An independent firm, GLJ Petroleum Consultants (GLJ or GLJ Consultants) completed an independent reserves assessment and evaluation of the oil and gas properties located in Turkey of Trillion Energy International Inc. The effective date of this evaluation is December 31, 2023. The evaluation was prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

Undeveloped Acreage

The following table sets forth the amounts of our undeveloped acreage as of December 31, 2023:

Area	Undeveloped Acreage(1)
	Gross	Net
M46c,d, M47 Oil Blocks, SE Turkey	374,325	374,325
TOTAL	374,325	374,325

(1)	Undeveloped acreage is considered to be those lease hectares on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves.

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

A. Operating Results

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The net income for the year ended December 31, 2023 increased by $6,879,886 compared to the net loss for the year ended December 31, 2022 with a net income of $758,132 recognized during the year ended December 31, 2023 as compared to a net loss of $6,121,754 for the year ended December 31, 2022.. Factors contributing to the net loss for the year included the following:

Revenue

Revenues increased by $7,422,337 from $9,375,029 in 2022 to $16,797,366 in 2023. The increase is primarily in relation to production from the SASB fields increased as a result of the Company continuing their SASB drilling program.

Expenses

For the year ended December 31, 2023, the Company incurred production expenses related to its Turkey operations of $4,365,710 (2022 - $3,567,875), depletion charges of $5,119,174 (2022 - $1,451,032), depreciation expense of $175,764 (2022 - $145,035) and asset retirement obligation accretion expense of $219,536 (2022 - $264,075). Production expenses for the year ended December 31, 2023 increased as compared with the comparative period in 2022 as a result of the Company continuing with their drilling and production program which started in Q4 of 2022. Depletion increased by $3,668,142 as a result of an increase in production levels, while depreciation expenses increased due to the purchase of additional equipment during the year ended December 31, 2023.

For the year ended December 31, 2023, the Company had general and administrative expenses of $7,294,972, compared to $6,397,500 for the year ended December 31, 2022. The increase is primarily due to an increase in salaries and compensation of $1,247,243 primarily due to an increase in employees working the oil and gas operations and drilling programs in Turkey. Increases in professional fees of $267,072 correspond with the Company’s production ramp up. $3,385,421 (2022 – $3,578,868) in expenses were from the North American head office and $3,909,551 (2022 - $2,818,632) for the Turkey office.

For the year ended December 31, 2023, the Company recorded stock-based compensation of $2,397,261 compared to $2,118,917 for the year ended December 31, 2022. Stock-based compensation relates to the vesting of options and RSU’s granted to directors and consultants of the Company.

Other Income (Expense)

For the year ended December 31, 2023, the Company had other income of $4,239,593 compared to other expenses of $2,185,242 for the year ended December 31, 2022. Other expenses for the year ended December 31, 2023 consists mainly of a foreign exchange loss of $10,990,604 (2022 – gain of $1,272,450), coupled with a loss on the impairment of assets held for sale of $1,556,787 (2022 - $nil) and a finance cost of $2,249,055 (2022 – $79,693) as a result of interest and accretion recognized on convertible debentures issued during the year. This is offset by the gain on net monetary position of $18,984,099 (2022 - $1,826,495).

Total Assets

As at December 31, 2023, total assets increased by $21,592,209 from $37,018,219 as at December 31, 2022 to $58,610,428 as at December 31, 2023. The increase in total assets was primarily a result of an increase in oil and gas properties of $22,604,306 and the addition of assets held for sale of $1,479,429. The increase in oil and gas reflect work performed and discoveries made in the Company’s SASB fields in Turkey. and the assets held for sale relate to the Company’s left-over field equipment which management is committed to sell. These increases are offset by a decrease in accounts receivable of $2,744,480 due to sales in Q4 of 2023 decreasing by $3 million in comparison to Q4 of 2022.

Total Non-current Financial Liabilities

Total non-current liabilities as at December 31, 2023 increased by $13,256,722 from $5,346,538 as at December 31, 2022 to $18,603,260 as at December 31, 2023. The increase in total non-current financial liabilities was primarily a result of an increase of $10,102,627 in convertible debentures as a result of a convertible debenture financing closing during the year. The convertible debentures include include certain conversion features and associated warrants which were valued using the option pricing model and required significant assumptions to be made by management to value. Proceeds were $11,135,145 (CAD$15 million) less cash transaction costs from the offering of $775,747. Proceeds of $10,359,398 were used for working capital to develop the Turkish SASB assets and general operating costs. The convertible debentures matures on April 30, 2025.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For this discussion, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on May 02, 2023.

B. Liquidity and Capital Resources

The following table summarizes our liquidity position:

	December 31, 2023 ($)	December 31, 2022 ($)	December 31, 2021 ($)
Cash	1,188,445	926,061	1,026,990
Working capital (deficit)	(12,929,942)	(4,819,052)	342,551
Total assets	58,610,428	37,018,219	6,521,629
Total liabilities	36,397,856	16,392,288	10,982,859
Stockholders’ equity	22,212,572	20,625,931	(4,461,230

During the year ended December 31, 2023, working capital deficit was $12,929,942 in comparison to working capital of $4,819,052 as at December 31, 2022. The $8,110,890 decrease in working capital is attributable to an increase in expenditures related to the Company’s drilling activities in 2023.

The Company expects that is not fully funded for its next 12 months of operations, and accordingly is selling some of its excess drilling inventory and is considering the sale of the Cendere oil field. As production increases, the Company intends to pay down its current payables. When sufficient funds are available to reinstate a drilling program from production, the Company intends to drill one or more sidetrack well extensions, as finances permit

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	December 31, 2023 ($)	December 31, 2022 ($)	December 31, 2021 ($)
Net cash provided by (used in):
Operating activities	(1,526,577)	7,031,965	(1,869,543)
Investing activities	(18,783,032)	(37,427,683)	(181,845)
Financing activities	20,586,402	30,115,258	2,655,666
Effect of exchange rate on cash and cash equivalents	(14,409)	179,531	220,000
Increase (decrease) in cash, cash equivalents, and restricted cash	262,384	(100,929)	824,278

Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2023, was $1,526,577, compared to $7,031,965 cash provided by operating activities for year ended December 31, 2022. . The current period loss of $1,102,194 was coupled with $849,664 in net non-cash items and offset by $425,281 in changes in working capital items. This compares to a loss of $6,121,754, offset by $6,870,824 in working capital items and 6,282,895 in net non-cash items for the year ended December 31, 2022.

Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2023, was $18,783,032, compared to $37,427,683 used for the year ended December 31, 2022. Oil and gas properties expenditures increased by $21,552,534 from $37,712,406 as of December 31, 2022 to $59,264,940 as of December 31, 2023

 Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements and a convertible debenture loan. Net cash provided by financing activities for the year ended December 31, 2023, was $20,586,402, compared to $30,115,258 for the year ended December 31, 2022. Cash provided by financing activities in the current period was primarily related to $8 million in proceeds, net of stock issuance costs, for the issuance of stock related to private placements and warrant and option exercises. Additionally, the Company raised $10.4 million through the issuance of convertible debt during the year, net of issuance costs. In the comparative period cash from financing activities was primarily related to the issuance of common shares, partially offset by repayment of note payable.

Future Operating Requirements

Our current plan of operation is to increase production from the SASB field through artificial lift and smaller production tubing to ramp up cashflow to use cashflow to improve working capital. The funding for this plan and to pay down accounts payable will come from existing revenues streams,, proceeds from sale of excess inventory from the previous drilling program and proceeds from sale of Cendere field. Through the same of inventory and Cendere oil field sale, the Company believes this will be sufficient to improve working capital to a management level. The Company does not currently have any plans to conduct an equity financing. The Company currently is open to receiving a bank loan or other long-term debt instruments to improve cashflow.

Once we have brought production levels up to the anticipated levels we shall plan the continuation of drilling production wells extensions at SASB to increase gas production, if and when cash is available. Each sidetrack well is expected to cost US $2.5 -$4 million net to Trillon. Up to 10 sidetracks will be drilled, if and when cash is available from operations. As each of the wells is expected to generate cashflow as they are brought online and as cash receipts from production are obtained on a monthly basis, our cash position will be enhanced and capital outlays will be covered, such that increasing sales revenue will contribute positively to the Company’s working capital and future anticipated capital expenditures.

We also plan to continue to develop our 50% working and revenue interest in Cudi-Gabar Oil Block in South-eastern Turkey and commence drilling later this year. There has been a number of discoveries in the close vicinity of our block and the preliminary results of our seismic studies indicate some promising areas. The Company is currently seeking a farm-in partner to pay for 100% of the expenditures.

As of December 31, 2023, the Company had unrestricted cash of $1,188,445 and current liabilities of $17,794,596 which is not sufficient to cover its plan of operations over the next 12 months and accordingly, the Company anticipates selling Cendere, and inventory to raise further funds in the short term.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table and information that follows sets forth the names and positions of our directors and executive officers as of the date of this annual report:

Name	Current Office with Company	Since
Arthur Halleran	President, Chief Executive Officer, Director	Director since October 4, 2011, President and CEO since September 2017
David M. Thompson	Director Chief Financial Officer	Director since October 29, 2013, CFO since January 2024
Jay Park	Director	Director since December 5, 2023
Sean Stofer	Director	Director since August 19, 2022
Barry Wood	Director	Director since December 31, 2018 until December 5, 2023

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

David M. Thompson - Director and CFO

Mr. Thompson has 30 years of financial experience in the oil and gas industry as a CPA, CMA. He successfully founded an oil trading company in Bermuda with offices in the U.S. and Europe (Geneva, Moscow and Amsterdam). He was responsible for that company’s production operations in Turkmenistan and successfully raised over $100 million in equity. Mr. Thompson also negotiated the farm-out of a number of company assets. Mr. Thompson is Managing Director of AMS Limited, a Bermuda based Management Company. In the past he served as Founder, President and CEO of Sea Dragon Energy Inc. (TSX:V), Chief Financial Officer of Aurado Energy, Chief Financial Officer of Forum Energy Corporation (OTC), Financial Director of Forum Energy Plc (AIM) and Senior Vice President at Larmag Group of Companies. Mr. Thompson is a Certified Management Accountant (1998).

Jay Park

Jay Park KC has been appointed to the board of directors of the Company. Mr. Park is a renowned energy lawyer with a particular focus on upstream oil and gas transactions. He has worked on energy projects in more than fifty countries, including Turkey. He has advised international energy companies, including oil and gas explorers, producers, marketers, pipeline companies, state oil companies, governments, banks and multilateral agencies such as the World Bank. Mr. Park was formerly CEO (April 2018- September 2020) and then Chairman (September 2020-January 2022) of ReconAfrica (TSXV: RECO) exploring for oil & gas in Namibia and Botswana. During this period ReconAfrica was twice named to the TSX Venture 50 and was the top performing 2021 TSX Venture 50 company from the energy sector. Mr. Park is currently Executive Chairman of MCF Energy Ltd. (TSX.V: MCF) exploring for gas in Europe.

Sean Stofer

Sean Stofer has over 20 years of renewable energy experience. Mr. Stofer is a graduate of the University of British Columbia in Engineering and is a registered Engineer in California. He is a founder of several successful renewable energy companies including for the arctic’s largest solar array; 250 MW of solar in the USA; 200+MW of wind projects and over 300MW of hydroelectric projects. He is COO of Green Data Center Real Estate, which uses renewable energy to power data centers. Sean is leading a project of over 500 MW using wind, solar and hydropower. Sean has worked closely with Government to guide policy and has consulted to a wide range of companies. Sean was awarded the Top 40 Under 40 in Vancouver, Canada for his business achievements.

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

B. Compensation of executive officers and directors

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 20223 and 2022.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Compensation (US$)	Option-based awards (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
Arthur Halleran	President and CEO	2023	264,000	998,401	-	1,262,401
	President and CEO	2022	340,351	393,275	-	733,626

Ozge Karalli	CFO	2023	276,174	91,144		367,318
	CFO	2022	79,573	135,486	-	215,059

David Thompson	Director	2023	52,800	35,573	-	88,373
	Director	2022	209,198	54,397	-	263,595

Barry Wood	Director	2023	28,600	26,679	-	55,279
		2022	18,000	60,426	-	78,426

Kubilay Yildirim	Director and COO	2023	414,209	100,248	-	514,457
	Director and COO	2022	236,644	261,253	-	497,897

Sean Stofer	Director	2023	31,200	35,573		66,773
	Director	2022	20,000	21,283	-	41,283

Jay Park	Director	2023	2,600	6,433		9,033

Long Term Incentive Plan (LTIP) Awards

During the fiscal year ended December 31, 2023, we granted 1,235,925 (2022 – 705,012) restricted stock units (“RSUs”) to senior management and directors as follows:

Name	Position	Year	RSUs Granted
Arthur Halleran	President and CEO	2023	972,525
		2022	404,573

Ozge Karalli	CFO	2023	50,000
		2022	-

David Thompson	Director	2023	48,000
		2022	55,000

Barry Wood	Director	2023	18,000
		2022	130,000

Kubilay Yildirim	Former Director	2023	69,400
		2022	153,439

Sean Stofer	Director	2023	48,000
		2022	12,000

Jay Park	Director	2023	30,000
		2022	-

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

Board of Directors Independence

Our Board of Directors consists of five members; namely, Arthur Halleran, David Thompson, and Sean Stofer. Our Board of Directors has determined that David Thompson, Jay Park, Sean Stofer are an independent director within the within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Arthur Halleran is not independent within the meaning of NI 58-101 as they are managers and or officers of our company and thereby have a “material relationship” with our company.

D. Employees

As of December 31, 2023, the Company had 12 employees.

E. Share Ownership

The following table sets forth, as of April 20, 2023, the number of common shares of our company beneficially owned by the directors and members of senior management of Trillion International Energy Inc., individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

NAME OF BENEFICIAL OWNER	TITLE	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)

Arthur Halleran	President, CEO and Director	common	4,254,433	1.1%
David Thompson	Former CFO and Director	common	1,025,000	0.3%
Ozge Karalli	CFO	common	230,000	0.1%
Barry Wood	Director	common	950,000	0.3%
Kubilay Yildirim	COO and Director	common	12,000	0.0%
Sean Stofer	Director	common	270,000	0.1%
Directors and Officers as a Group			6,741,433	1.9%

(1) Based on 115,250,810 common shares outstanding as at December 31, 2023.

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2023.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price		Expiration Date
Arthur Halleran	President, CEO and Director	240,000	CAD$	0.75	September 19, 2024

Ozge Karalli	Former CFO
		40,000	CAD$	0.75	September 19,024
		64,000	CAD$	0.40	July 31, 2024
		200,000	CAD$	1.50	July 26, 2025

David Thompson	CFO and Director	160,000	CAD$	0.75	September 19, 2024

Barry Wood	Former Director	60,000	CAD$	0.75	September 19, 2024
		64,000	CAD$	0.40	July 31, 2025

Kubilay Yildirim	Former Director	262,000	CAD$	1.50	July 26, 2025

As a group, executive officers and directors hold 1,090,000 stock options as at December 31, 2023.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of April 29, 2023, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
N/A

As of April 29, 2024, the Company had approximately 325 shareholders of record holding 123,230,675 shares.

Other than as disclosed above, the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B. Related Party Transactions

On February 10, 2023, the Company’s board of directors approved a new compensation plan for the directors of the Company effective January 1, 2023.

At December 31, 2023, accounts payable and accrued liabilities included $115,526 (December 31, 2022 - $210,070) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2023, management fees and salaries of $924,083 (2022 - $711,766), director fees of $145,500 (2022 - $92,000), consulting fees of $52,313 (2022 - $nil), and stock-based compensation of $1,294,051 (2022 - $926,119) were incurred to related parties.

During the year ended December 31, 2023, the Company issued 808,680 shares to directors for services performed and for RSU’s which were granted and vested in previous periods.

During the year ended December 31, 2023, the Company issued 80,000 shares with a fair value of $115,304 to a director to settle debt of CAD$160,000 (US$ $118,261) and recognized a gain on the settlement of $2,957. During the year ended December 31, 2022, the Company issued 400,000 units with a fair value of $260,681 for the settlement of accounts payable owed to related parties in the amount of $260,681, resulting in no gain or loss.

During the year ended December 31, 2023, the Company repurchased 586,868 RSU’s from directors and recognized a reduction to equity of $799,212 on the transaction. $473,331 of the RSU’s repurchased was applied against outstanding notes receivable.

As at December 31, 2023, notes receivable included $Nil (December 31, 2022 - $450,325) due from related parties. The amounts previously receivable were unsecured, bear interest at 5% per annum and mature one to two years from issuance.

As at December 31, 2023, notes payable included CAD$402,115 (USD$420,281) (December 31, 2022 - $Nil) due to related parties. The note payable is unsecured, bears interest at 6% per annum and matures on December 31, 2024.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18.

B. Significant Changes

Since the date of the audited financial statements for the year ended December 31, 2023, there have been no significant changes in the Company’s operations.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries. As of April 29, 2024, the following parties had ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company.

Name	Number of Common Shares Held	Percentage of Common Shares Held
N/A

As of April 29, 2024, the Company had approximately 325 shareholders of record holding 123,230,675 shares.

B. Plan of Distribution

Not applicable.

C. Markets

The common shares of the Company are quoted on the CSE under the trading symbol TCF and on the OTCQB operated by the OTC Markets Inc. under the symbol “TRLEF”.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

The Company has an authorized share capital of an unlimited number of common shares with no par value. The Company currently has 123,230,675 common shares issued and outstanding as fully paid and non-assessable.

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

Passive Foreign Investment Company (“PFIC”) Status of the Company

Because the Company is producing revenue from its operations, the Company does not believe that it was classified as a PFIC for its taxable year ended December 31, 2023. However, the Company has not performed an analysis of whether or not it will be deemed a PFIC for its current taxable year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

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
Park Place Energy Turkey (“PPE Turkey”) Park Place Energy Gabar Limited (“PPG”)

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

Item 14. Material Modifications to the Rights of Security Holders and Use of pROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2023, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2023. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2023 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2023: the lack of independent review. In order to address this deficiency, management is in the process of implementing additional levels of review as part of its financial close process.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2023, the aggregate fees to MNP LLP for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were $273,076. For the year ended December 31, 2022, the aggregate fees to MNP LLP for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were $164,218.

Audit Related and Other Fees

For the year ended December 31, 2023, the aggregate fees to MNP LLP for professional services rendered for the review of our interim financial statements were $54,823.

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

The non-independent member of the Board of the Company is:

Arthur Halleran

The independent member of the Board of the Company for the 2023 year is:

Jay Park
Sean Stofer David Thompson Barry Wood

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

Index to Financial Statements

Consolidated Financial Statements of Trillion Energy International Inc. for the years ended December 31, 2023 and 2023

Report of MNP LLP dated April 29, 2023

Consolidated Statements of Financial Position as of December 31, 2023 and 2022

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2023 and 2022

Consolidated Statements of Stockholders’ Equity (Deficiency) for the year ended December 31, 2023 and 2022

Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022

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

TRILLION ENERGY INTERATIONAL INC.

Dated:	April 29, 2024	Per:
/s/ Arthur Halleran
Arthur Halleran,
President and Chief Executive Officer

Per:
/s/ David Thompson
David Thompson,
Chief Financial Officer

Trillion Energy International Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 2023 AND 2022

(Stated in United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Trillion Energy International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Trillion Energy International Inc. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements for the year ended December 31, 2021 were previously prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These consolidated statements prepared under US GAAP were audited by another auditor whose report dated April 29, 2022 expressed an unmodified opinion on those consolidated financial statements, prior to any adjustments applied to restate certain comparative information to comply with IFRS.

We have audited the adjustments that were applied to restate certain comparative information to comply with IFRS in the year ended December 31, 2021. In our opinion, such adjustments are appropriate and have been properly applied.

We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of the Company for the year ended December 31, 2021, other than with respect to the adjustments. Accordingly, we do not express an opinion or any other form of assurance on the 2021 consolidated financial statements taken as a whole.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a negative working capital position, has accumulated deficits, and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

MNP LLP
Suite 2000, 112 - 4th Avenue SW, Calgary AB, T2P 0H3	1.877.500.0792 T: 403.263.3385 F: 403.269.8450

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

Assessment of impairment indicators and the impact of estimated oil and gas reserves on oil and gas assets Critical Audit Matter Description

Refer to Note 2 (h) Material Accounting Policies and Note 6 Oil and Gas Properties.

The total book value of oil and gas properties amounted to $52.5 million as at December 31, 2023. The Company uses estimated total proved oil and gas reserves to deplete its oil and gas assets, to assess for indicators of impairment or impairment reversal on each of the Company’s cash generating units (“CGU”) and if any such indicators exist, to perform an impairment test to estimate the recoverable amount of a CGU.

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

The estimated proved oil and gas reserves includes significant assumptions related to:

●	Forecasted oil and gas commodity prices;

●	Forecasted production volumes;

●	Forecasted operating costs;

●	Forecasted royalty costs; and,

●	Forecasted future development costs.

The Company engages independent third-party reserve evaluators to estimate proved oil and gas reserves.

We considered this a critcal audit matter due to the significance of the oil and gas properties, the significant judgment required to evaluate the results of our audit procedures regarding the estimate of oil and gas reserves and the judgments made by management in its assessment of indicators of impairment related to oil and gas properties, which have resulted in a high degree of subjectivity in performing audit procedures related to these judgments applied by management.

Audit Response

We responded to this matter by performing procedures in relation to the estimate of oil and gas reserves as at December 31, 2023 and the assessment of impairment indicators of oil and gas properties. Our audit work in relation to this included, but was not restricted to, the following:

●	We assessed the period for which the Company has the right to explore and produce by comparing the remaining production life of the properties to the Company’s license and evaluated whether the oil and gas titles are in good standing by agreeing the rights to produce and explore to government agency websites, and other regulatory bodies, as applicable.

●	Read the Board of Directors’ minutes and obtained budget approvals to evidence continued and planned exploration expenditure for 2024, which included evaluating results of current year work programs and management’s longer-term plans.

●	Evaluated the reasonableness of management’s assessment of impairment indicators which included the assessment of external and internal factors that could be considered indicators of impairment on the Company’s oil and gas properties by considering evidence obtained in other areas of the audit.

●	With respect to the estimate of proved oil and gas reserves as at December 31, 2023:

●	We evaluated the competence, capabilities and objectivity of the independent third-party reserve evaluators engaged by the Company.

●	We compared forecasted oil and gas commodity prices to those published by other independent third- party reserve evaluators.

●	We compared the actual production, operating costs, royalty costs and development costs of the Company to those estimates used in the prior year’s estimate of proved oil and gas reserves to assess the Company’s ability to accurately forecast.

●	We evaluated the appropriateness of forecasted production and forecasted operating costs, royalty costs and future development costs assumptions by comparing to historical results.

●	We consulted with local specialists in Turkey to assess compliance with laws and regulations.

●	We examined management’s calculation of depletion by comparing amounts to the underlying source data and performing recalculations.

Going Concern

Critical Audit Matter Description

As described in Note 1 to the consolidated financial statements, there are material uncertainties regarding the Company’s ability to execute its business plan and continue in the normal course of operations. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing.

We identified the going concern assessment of the Company as a critical audit matter due to the significant assumptions and judgments made by management in estimating future cash flows, which are subject to high degree of uncertainty.

This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

Audit response

We responded to this matter by performing audit procedures relating to going concern. Our audit work in relation to this included, but was not restricted to, the following:

●	We obtained management’s position paper which included management’s plans to mitigate the uncertainty and supporting calculations (including the 12-month cash-flow forecast) to determine whether use of the going concern assumption is appropriate.

●	We tested significant assumptions and judgments made by management in their supporting calculations (including the 12-month cash-flow forecast).

●	We assessed the adequacy of the going concern disclosure included in Note 1 to the consolidated financial statements and considered whether these appropriately reflected the assessments that management performed.

Chartered Professional Accountants

We have served as the Company’s auditor since 2022.

Calgary, Canada

April 29, 2024

PCAOB ID: 1930

TRILLION ENERGY INTERNATIONAL INC.

Index to Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	December 31, 2023	December 31, 2022

ASSETS
Current assets:
Cash and cash equivalents		$1,188,445	$926,061
Amounts receivable	3	1,593,345	4,337,825
Prepaid expenses and deposits	4	603,435	962,812
Assets held for sale	5	1,479,429	-
Total current assets		4,864,654	6,226,698
Oil and gas properties, net	6	52,654,100	30,049,794
Property and equipment, net	8	720,550	741,727
Long-term deposits	4	371,124	-
Total assets		$58,610,428	$37,018,219
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9,19	$14,065,019	$10,600,080
RSU obligation	18	18,398	295,747
Loans payable	10	3,464,450	145,866
Convertible debt – accrued interest	12	227,092	-
Lease liability	11	19,637	4,057
Total current liabilities		17,794,596	11,045,750
Asset retirement obligation	13	6,247,027	5,316,470
Loans payable	10,19	-	20,689
Convertible debt	12	10,102,627	-
Lease liabilities	11	122,058	4,552
Derivative liability	17	-	4,827
Deferred tax liability	24	2,131,548	-
Total liabilities		36,397,856	16,392,288
Stockholders’ equity:
Share capital		74,586,724	64,750,270
Notes and amounts receivable for equity issued	14,19	(113,309)	(1,062,062)
Warrant and option reserve		6,239,370	5,682,869
Shares to be cancelled		7,645	7,645
Obligation to issue shares		396,177	94,210
Accumulated other comprehensive loss		(12,964,837)	(4,009,997)
Accumulated deficit		(45,939,198)	(44,837,004)
Total stockholders’ equity		22,212,572	20,625,931
Total liabilities and stockholders’ equity		$58,610,428	$37,018,219

Nature of operations (Note 1)

Subsequent events (Note 26)

APPROVED BY THE BOARD OF DIRECTORS ON APRIL 29, 2024:

“Arthur Halleran”	“David Thompson”
Director	Director

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

	Notes	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021 (Unaudited)

Revenue
Oil and gas revenue, net	21	$16,797,366	$9,375,029	$3,700,727
Cost and expenses
Production		4,365,710	3,567,875	2,617,118
Depletion	6	5,119,174	1,451,032	415,686
Depreciation	8	175,764	145,035	31,768
Accretion of asset retirement obligation	13	219,536	264,075	91,983
Stock-based compensation	16,18	2,397,261	2,118,917	336,366
General and administrative	20	7,294,972	6,397,500	3,162,934
Geological and geophysical expenses		706,410	636,248	-
Impairment of exploration and evaluation assets	7	-	3,101,343	-
Total expenses		20,278,827	17,682,025	6,655,855
Loss before other income (expenses)		(3,481,461)	(8,306,996)	(2,955,128)

Other income (expense)
Interest income		19,179	86,739	46,217
Finance cost	10,12	(2,249,055)	(79,693)	(302,413)
Foreign exchange gain (loss)		(10,990,604)	1,272,450	25,669
Gain (loss) on extinguishment accounts payable		(8,500)	97,051	(159,383)
Change in fair value of derivative liability	17	4,827	(686,504)	(1,590,762)
Loss on settlement agreement	19	-	(285,120)	-
Loss on write-off of notes and other receivables	12	-	(46,176)	-
Loss on impairment of assets held for sale	5	(1,556,787)	-	-
Loss on issuance of shares	15	(17,342)	-	-
Gain on net monetary position	2	18,984,099	1,826,495	-
Gain on sale of equipment	8	19,535	-	40,074
Gain on termination of lease	8,11	31,864	-	-
Other income		2,377	-	2,600
Total other income (expense)		4,239,593	2,185,242	(1,937,998)
Net income (loss) before taxes		758,132	(6,121,754)	(4,893,126)
Deferred tax expense	24	(1,860,326)	-	-
Net loss		(1,102,194)	(6,121,754)	(4,893,126)
Other comprehensive loss
Foreign currency translation		(8,954,840)	(3,636,492)	(357,240)
Comprehensive loss		$(10,057,034)	$(9,758,246)	$(5,250,366)

Net income (loss) per share – Basic and diluted		$(0.01)	$(0.10)	$(0.15)

Weighted average shares outstanding – Basic and diluted		81,084,843	62,491,482	31,633,222

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Stockholders’ Equity

(Expressed in U.S. dollars)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance, December 31, 2020 (Unaudited)	25,067,831	$26,332,622	$1,177,099	$-	$15,342	$-	$(490,172)	$(33,822,124)	(6,787,233)
Issuance of common stock	2,566,398	268,545	-	-	(15,342)	-	-	-	253,203
Stock issued for debt settlement	1,050,548	157,178	-	-	-	-	-	-	157,178
Warrants exercised to settle debt	280,000	194,359	-	-	-	-	-	-	194,359
Stock issued for services	626,118	765,576	-	-	-	-	-	-	765,576
RSU grants and vesting	255,000	204,525	-	-	7,450	-	-	-	211,975
Warrants exercised (Restated)	5,974,024	5,928,944	-	-	-	5,323	-	-	5,934,267
Options exercised	782,000	590,111	(136,320)	(1,193,641)	-	-	-	-	(739,850)
Conversion of debentures	432,000	522,519	-	-	-	-	-	-	522,519
Warrants issued for loan	-	152,751	-	-	-	-	-	-	152,751
Options issued	-	-	108,775	-	-	-	-	-	108,775
Warrants issued	-	-	15,616	-	-	-	-	-	15,616
Net loss and comprehensive loss	-	-	-	-	-	-	(357,240)	(4,893,126)	(5,250,366)
Balance, December 31, 2021 (Unaudited)	37,033,919	$35,117,130	$1,165,170	$(1,193,641)	$7,450	$5,323	$(847,412)	$(38,715,250)	$(4,461,230)
Impact of change in functional currency	-	-	309,737	-	-	-	-	-	309,737
Issuance of common stock	35,838,968	29,097,587	2,253,535	-	-	-	-	-	31,351,122
Stock issuance costs	-	(2,649,823)	-	-	-	-	-	-	(2,649,823)
Stock issued for debt settlement	600,000	391,021	-	-	-	-	-	-	391,021
Stock issued for prepaid services	221,818	169,396	-	-	-	-	-	-	169,396
Shares issued for RSUs	220,000	111,122	-	-	(7,540)	-	-	-	103,582
Warrants exercised	2,185,366	3,144,128	(935,888)	(10,310)	-	-	-	-	2,197,930
Options exercised	675,000	1,152,269	(474,906)	(41,349)	-	2,322	-	-	638,336
Finder’s warrants issued	-	(1,782,560)	1,782,560	-	-	-	-	-	-
Repayment or write-offs of notes receivables	-	-	-	183,238	-	-	-	-	183,238
Options issued	-	-	1,421,267	-	-	-	-	-	1,421,267
Equity to be issued for settlement agreement	-	-	-	-	94,300	-	-	-	94,300
RSUs to be issued	-	-	298,322	-	-	-	-	-	298,322
RSU repurchase	-	-	(136,928)	-	-	-	-	-	(136,928)
Impact of hyperinflation	-	-	-	-	-	-	473,907	-	473,907
Net loss and comprehensive loss	-	-	-	-	-	-	(3,636,492)	(6,121,754)	(9,758,246)
Balance, December 31, 2022	76,775,071	$64,750,270	$5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931

Balance, December 31, 2022	76,775,071	$64,750,270	$5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931
Issuance of common stock	5,000	2,215	-	-	-	-	-	-	2,215
Options exercised	440,000	972,085	(429,221)	-	-	-	-	-	542,864
Stock issued for RSUs	1,762,805	1,462,778	(1,146,982)	-	-	-	-	-	315,796
Stock issued for debt settlement	150,000	212,402	-	-	-	-	-	-	212,402
Stock issued in market offering	36,057,934	7,960,687	-	-	-	-	-	-	7,960,687
Stock issuance costs	-	(803,012)	259,955	-	-	-	-	-	(543,057)
Stock issued for services	60,000	29,299	58,881	-	18,873	-	-	-	107,053
Stock-based compensation – options	-	-	118,202	-	-	-	-	-	118,202
Stock-based compensation – RSU’s	-	-	1,879,832	-	-	-	-	-	1,879,832
RSU’s repurchased	-	-	(919,790)	604,537	-	-	-	-	(315,253)
Convertible debt – Equity component	-	-	1,004,524	-	-	-	-	-	1,004,524
Deferred tax on equity component of convertible debt			(271,222)						(271,222)
Reduction of notes receivables	-	-	-	344,216	-	-	-	-	344,216
RSU grant accrual	-	-	2,322	-	283,094	-	-	-	285,416
Net loss and comprehensive loss	-	-	-	-	-	-	(8,954,840)	(1,102,194)	(10,057,034)
Balance, December 31, 2023	115,250,810	$74,586,724	$6,239,370	$(113,309)	$396,177	$7,645	$(12,964,837)	$(45,939,198)	$22,212,572

See accompanying notes to consolidated financial statements

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Years ended December 31,
	2023	2022	2021 (Unaudited)
Operating activities:
Net loss for the year	$(1,102,194)	$(6,121,754)	$(4,893,126)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,397,261	2,118,917	336,366
Stock issued for services	89,711	169,396	765,576
Depletion	5,119,174	1,451,032	415,686
Depreciation	175,764	145,035	31,768
Accretion of asset retirement obligation	219,536	264,075	91,983
Accretion and accrued interest expense	1,393,604	26,365	192,258
Interest income	(19,179)	(54,623)	(17,733)
Change in fair value of derivative liability	(4,827)	686,504	1,590,762
Unrealized foreign exchange (gain) loss	5,371,835	(32,899)	50,916
Provision for settlement	-	285,120	-
(Gain) loss on debt settlement	8,500	(97,051)	159,383
Loss on issuance of shares	17,342	-	-
Loss on impairment of assets held for sale	1,556,787	-	-
Loss on impairment of exploration and evaluation assets	-	3,101,343	-
Loss on write-off of notes and other receivables	-	46,176	-
Gain on net monetary position	(18,984,099)	(1,826,495)	-
Gain on disposal of equipment	(19,535)	-	(40,074)
Gain on termination of lease	(31,864)	-	-
Deferred tax expense	1,860,326	-	-
Changes in non-cash working capital items:
Restricted cash	-	5,438	6,325
Amounts receivable	1,448,844	(3,959,821)	(469,752)
Prepaid expenses and deposits	(677,165)	(883,254)	(71,201)
Accounts payable and accrued liabilities	(346,398)	11,708,461	(18,680)
Net cash (used in) provided by operating activities	(1,526,577)	7,031,965	(1,869,543)
Investing activities:
Property and equipment expenditures	(60,176)	(696,929)	(180,739)
Oil and gas properties expenditures	(56,381,768)	(44,369,191)	(66,122)
Disposal of equipment	-	64,588	65,016
Advances from JV Partners	29,623,835	6,656,785	-
Changes in non-cash working capital items:
Prepaid expenses and deposits	178,536	-	-
Accounts payable and accrued liabilities	7,856,541	917,064	-
Net cash used in investing activities	(18,783,032)	(37,427,683)	(181,845)
Financing activities:
Proceeds from stock subscriptions received, net	7,417,630	28,701,299	544,880
Proceeds from exercise of options	542,864	571,066	191,032
Proceeds from exercise of warrants	2,215	1,208,249	1,772,884
Proceeds from loans payable	4,988,296	199,007	525,642
Repayments of loans payable	(2,719,721)	(696,853)	(394,883)
Repayment of notes receivable	80,991	136,611	23,745
Proceeds from convertible debt	10,359,398	-	-
Lease payments	(85,271)	(4,121)	(7,634)
Net cash provided by financing activities	20,586,402	30,115,258	2,655,666
Effect of exchange rate changes on cash and cash equivalents	(14,409)	179,531	220,000
Net increase (decrease) in cash and cash equivalents	262,384	(100,929)	824,278
Cash and cash equivalents, beginning of year	926,061	1,026,990	202,712
Cash and cash equivalents, end of year	$1,188,445	$926,061	$1,026,990

	Years ended December 31,
	2023	2022	2021
Supplemental information:
Interest paid on credit facilities	$795,451	$105,805	$29,980
Non-cash investing and financing activities:
Stock issued for debt settlement	$212,402	$391,021	$351,537
Stock issued for prepaid expenses	$-	$158,698	$-
Stock issued for services	$89,711	$169,396	$765,576
Stock issued for debt conversion	$-	$-	$522,519
Right-of-use asset additions	$236,201	$-	$-

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

1. Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada and Bulgaria. The Company was incorporated in Delaware in 2015. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “TCF”.

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

On September 18, 2023, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation (the “Share Consolidation”).

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. At December 31, 2023, the Company’s current liabilities exceeded its current assets by $12,929,942 (2022 - $4,819,052) and its accumulated deficit amounts to $45,939,198 (2022 - $44,837,004). In addition, for the year ended December 31, 2023, the Company used cash of $1,526,577 (2022 – provided cash of $7,031,965) in operating activities. The Company’s continuation as a going concern is dependent upon its ability to complete financings sufficient to meet current and future obligations, the successful results from its business activities, and its ability to operate profitably and generate funds. Although the Company raised capital in current and previous reporting periods, additional funding will be required to continue current operations and further advance its existing oil and gas assets in the upcoming 12 months. These factors indicate the existence of material uncertainty which raises substantial doubt about the Company’s ability to continue as a going concern.

2. Material Accounting Policies

(a) Basis of Presentation

The audited consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective as at January 1, 2023. The consolidated financial statements are expressed in U.S. dollars. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and Park Place Energy Turkey (“PPE Turkey”). The Company’s oil and gas operations are conducted jointly with its joint venture partner (Note 6). The joint arrangement meets the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”); therefore, the Company’s share of the assets, liabilities, revenues and expenses are recorded in the consolidated financial statements. All intercompany balances and transactions are eliminated on consolidation.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

The functional currency of BG Exploration is the Bulgarian Lev. The functional currency of the Company’s Turkish operations is the Turkish Lira (“₺”). The functional currency of the Company’s Bermuda subsidiary is the United States dollar (“USD”), and the function currency of PPE Corp is the USD. Prior to January 1, 2022, the functional currency of Trillion Energy International Inc. was USD. The Company redomiciled from United States to Canada and became a Canadian Company in January 2022, resulting in the parent’s expenditures being denominated primarily in Canadian dollar (“CAD”) and the Company being funded primarily from issuance of equity instruments which proceeds are in CAD. As a result, the Company determined that the functional currency of the parent was changed to CAD effective January 1, 2022.

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

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on April 29, 2024.

Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain derivative liabilities, which are measured at fair value.

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

Accordingly, IAS 29, Financial Reporting in Hyper-Inflationary Economies was adopted by the Company in its consolidated financial statements and applied to these consolidated financial statements in relation to PPE Turkey. The consolidated financial statements are based on the historical cost approach in IAS 29.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

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

IAS 29 also requires the restatement of comparative periods for the effects of hyperinflation unless the comparatives were previously presented in a different presentation currency of a non-hyperinflationary economy. The consolidated financial statements of the Company are presented in US dollars, a stable currency, and as a result the comparative amounts do not require restatement.

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

The value of the CPI at December 31, 2023, was 1,859 (2022 – 1,128) and the movement in the CPI for the year ended December 31, 2023 was 731 (December 31, 2022 – 442), an increase of approximately 65% (2022 – 64%). As a result, the Company recognized a net monetary gain of $18,984,099 for the year ended December 31, 2023 (2022 - $1,826,495) to restate transactions into a measuring unit current as of each year end.

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

Determination of Cash Generating Units (“CGUs”)

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

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

Convertible debt

During the year ended December 31, 2023, the Company completed a convertible debenture financing. The convertible debentures include certain conversion features and associated warrants which were valued using the option pricing model and required significant assumptions to be made by management to value.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

Leases – Estimating the incremental borrowing rate

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

Leases – Estimating the lease term

The Company includes renewal options in the term of the lease when management deems that it is reasonably certain that the option will be exercised.

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

Stock-based Compensation

The cost of equity-settled stock-based transactions (options, warrants, and equity-settled RSUs) with directors, officers and employees are measured by reference to the fair value of the equity instruments. Estimating fair value for equity-settled stock-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield of the stock option. Changes to these estimates and judgments will affect the operating result and may then require a material adjustment.

Cash-settled RSUs are accounted for as liability instruments and are measured at fair value based on the market value of the Company’s common shares at each reporting period. The fair value is recognized as stock-based compensation over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation over the vesting period.

Fair Value of Derivative Liability

The Company’s warrants and conversion features with exercise prices denominated in a currency other the Company’s functional currency are recognized as derivatives measured at fair value through the consolidated statements of income (loss) and comprehensive income (loss). Estimating fair value for derivative liability requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the issuance. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield of the derivatives. Changes to these estimates and judgments will affect the operating result and may then require a material adjustment.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

Deferred Tax

Judgments are made by management at the end of the reporting period to determine the probability that deferred tax assets will be realized from future taxable earnings. Assessing the recoverability of deferred tax assets requires the Company to make judgments related to the expectations of future cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in consolidated statements of income (loss) and comprehensive income (loss) in the period in which the change occurs.

(c) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(d) Amounts Receivable

Amounts receivable consist primarily of oil and gas receivables. The Company has classified these as current assets in the consolidated statements of financial position because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowance for doubtful accounts. The Company deems all accounts receivable to be collectable and has not recorded any expected credit losses.

(e) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. The estimate useful lives are as follows: Motor vehicles – 3 years; furniture – 3 to 5 years; leasehold improvements – over the term of the lease and other equipment - 3 years.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

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

(g) Evaluation and Exploration Assets

Pre-license exploration costs are recognized in the consolidated statements of income (loss) and comprehensive income (loss) as incurred.

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

Exploration and evaluation assets are not subject to depreciation, depletion, and amortization. When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties. The Company records geological and geophysical expenses to the consolidated statements of income (loss) and comprehensive income (loss) as incurred.

(h) Oil and Gas Properties

Oil and gas properties (“O&G”) include development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into CGUs for impairment testing. The Company has grouped its O&G into two CGUs: the Cendere Oil Field and SASB Gas Field.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components). Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in the consolidated statements of income (loss) and comprehensive income (loss) as incurred.

Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil and gas properties are recognized in the consolidated statements of income (loss) and comprehensive income (loss) as incurred.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(h)	Oil and Gas Properties (continued)

The net carrying value of O&G is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved reserves, considering estimated future development costs necessary to bring those reserves into production. The estimated future development costs is added to the carrying value of O&G to calculate depletion. These estimates are reviewed by independent reservoir engineers at least annually.

(i) Impairment of Non-financial Assets

Exploration and evaluation assets, O&G, and property and equipment are reviewed when events or changes in circumstances indicate the assets may not be recoverable. Exploration and evaluation assets are also tested for impairment immediately prior to being transferred to O&G. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the consolidated statements of income (loss) and comprehensive income (loss). For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

Provisions are recognized for the asset retirement obligation associated with the Company’s exploration and evaluation assets and O&G. Provisions for the asset retirement obligation are measured at the present value of management’s best estimate of the future cash flows required to settle the present obligation, using the risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and related assets.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(k) Financial Instruments

Classification

The Company classifies its financial instruments into one of the following categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), or at amortized cost. This determination is made at initial recognition. All financial instruments are initially recognized at fair value on the consolidated statements of financial position, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The Company classifies its derivative liability and cash and cash equivalents as FVTPL, amounts receivable and notes and amounts receivable for equity issued as financial assets at amortized cost, and accounts payable and accrued liabilities, loans payable, and convertible debt as financial liabilities at amortized cost. Embedded derivatives in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost sing the effective interest rate (“EIR”), less any impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statements of income (loss) and comprehensive income (loss).

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of income (loss) and comprehensive income (loss). Realized and unrealized gains and losses arising from subsequent changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of income (loss) and comprehensive income (loss) in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the EIR method, foreign exchange gains and losses and impairment are recognized in the consolidated statements of income (loss) and comprehensive income (loss). Other net gains and losses are recognized in other comprehensive income (“OCI”). On derecognition, net gains and losses accumulated in OCI are reclassified to the consolidated statements of income (loss) and comprehensive income (loss).

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in the consolidated statements of income (loss) and comprehensive income (loss) unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to consolidated statements of income (loss) and comprehensive income (loss).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

Impairment of Financial Assets at Amortized Cost

The Company recognizes an allowance for doubtful accounts on financial assets that are measured at amortized cost. At each reporting date, the Company measures the allowance for doubtful accounts for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date the credit risk has not increased significantly since initial recognition, the Company measures the allowance for doubtful accounts for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of income (loss) and comprehensive income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the allowance for doubtful accounts at the reporting date to the amount that is required to be recognized.

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

The level within which the financial asset or financial liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s cash and cash equivalents is categorized as Level 1 and its derivative liability is categorized as Level 3.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flow from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is initially recognized at fair value. Gains and losses on derecognition are recognized in consolidated statements of income (loss) and comprehensive income (loss).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(l) Income Taxes

Current Tax

Current tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Tax

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax relating to items recognized directly in OCI or equity is recognized in OCI or equity and not in profit or loss

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

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

(l) Stock-Based Compensation

Under the Company’s equity-based compensation plans, stock-based awards may be granted to executives, employees, and non-employee directors. The Company grants restricted share units (“RSUs”) and stock options to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services like those performed by an employee.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted, using the Black Scholes valuation model. The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). For cash settled stock-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at fair value of the stock-based payment.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(l)	Stock-Based Compensation (continued)

The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period, and the corresponding amount is represented in the warrant and option reserve. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated statements of income (loss) and comprehensive income (loss).

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense or its reduction is recognized for any modification which increases or decreases the total fair value of the stock-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. Where an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is expensed immediately or reversed through profit or loss, depending on the type of cancellation. The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share whereas anti-dilutive options are ignored.

Consideration paid to the Company on exercise of stock-based awards is credited to share capital and the associated amount in warrant and option reserve is reclassified to share capital.

(m) Unit Offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. If the attached warrants do not meet the definition of a derivative liability, the fair value of the common shares, measured on date of issue, are determined to be the component with the best evidence of fair value. The balance, if any, is allocated to the attached warrants. If the attached warrants meet the definition of a derivative liability, the proceeds are first allocated to the fair value of the warrants and then the residual value, if any, is allocated to the common shares. Costs directly identifiable with share capital financings are charged against share capital. If the subscription is not funded upon issuance, the Company records a receivable as a contra account to shareholders’ equity.

(n) Loss per Share

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(o) Leases

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

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the consolidated statements of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the consolidated statements of cash flows.

(p) Foreign Currency Translation

Functional currencies of the Company’s individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the date of the statement of financial position. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Company’s consolidated financial statements, the financial statements of each entity are translated into USD, the presentation currency of the Company. The assets and liabilities of foreign operations are translated into USD at exchange rates as at the date of the statement of financial position. Revenues and expenses of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated into USD using average foreign exchange rates for the period. The financial statements (i.e. assets, liabilities, revenues and expenses) of foreign operations whose functional currency is the currency of a hyperinflationary economy, is first adjusted in accordance with the Company’s hyperinflation accounting policy, and then translated to USD at exchange rates as at the date of the statement of financial position. Foreign exchange differences resulting from translation from functional currency to presentation currency are recognized in other comprehensive income or loss.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(q) Convertible Debt

The components of the compound financial instrument (convertible debt) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The conversion option that will be settled by the exchange of a fixed amount in cash for a fixed number of equity instruments of the Company is classified as an equity instrument. At the issue date, the liability component is recognized at fair value, which is estimated using the interest rate on the market for similar nonconvertible instruments. Subsequently, the liability component is measured at amortized cost using the EIR until it is extinguished on conversion or maturity.

The value of the conversion option classified as equity is determined at the issue date, by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of tax effects, and is not revised subsequently. When the conversion option is exercised, the equity component of the convertible notes will be transferred to share capital. No profit or gain is recognized to the conversion or expiration of the conversion option.

(r) Assets Held For Sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification.

Non-current assets held for sale are presented separately in current assets within the consolidated statements of financial position. Assets held for sale are measured at the lower of carrying amount and fair value less cost to sell, and are not depreciated, depleted or amortized. An impairment loss is recognized for any initial or subsequent write-down of the assets held for sale to fair value less costs to sell. The comparative period consolidated statement of financial position is not restated.

(s) New IFRS pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2024.Many are not applicable or do not have a significant impact to the Company and have been excluded.The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 –Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

3. Amounts Receivable

	December 31, 2023	December 31, 2022
Accounts receivable	$1,403,781	$4,207,739
GST receivable	46,642	71,284
Interest receivable	44,339	52,538
Due from related parties	35,295	3,913
Other	63,288	2,351
	$1,593,345	$4,337,825

4. Prepaid expenses and deposits

	December 31, 2023	December 31, 2022
Exploration and production advances	$174,031	$871,527
Prepaid expenses	426,487	83,852
Prepaid taxes	2,917	7,433
Close-Out Fund (Note 13)	371,124	-
	$974,559	$962,812

Prepaid expenses and deposits – Current	$603,435	$-
Long-term deposits	$371,124	$-

5. Assets held for sale

In 2023, management committed to a plan to sell left-over field equipment with a carrying amount of $3,036,216. Accordingly, the equipment is presented as assets held for sale.

Impairment losses of $1,556,787 (2022 - $Nil) were recognized for the write-down of the assets held for sale to the lower of its carrying amount and its fair value less costs to sell. As at December 31, 2023, the value of the Company’s assets held for sale are $1,479,429 (December 31, 2022 - $Nil).

The non-recurring fair value measurement for the assets held for sale has been categorized as a Level 3 fair value and is based on management’s best estimate of the fair value of similar products in similar conditions in the marketplace. The key inputs used by management to estimate the fair value of the assets-held-for sale is based on offers received from third parties for a large portion of the equipment and extrapolation of the discount to similar items in the assets listing.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

6. Oil and Gas Properties

	SASB	Cendere	Total
Cost
As at December 31, 2021	$1,398,676	$2,453,485	$3,852,161
Additions	44,369,191	-	44,369,191
JV Contribution	(6,656,785)	-	(6,656,785)
Change in ARO estimate	(3,865,772)	(5,562)	(3,871,334)
Currency translation adjustment	(4,748,897)	-	(4,748,897)
Impact of hyperinflation	837,908	110,090	947,998
As at December 31, 2022	31,334,321	2,558,013	33,892,334
Additions	56,381,768	-	56,381,768
JV Contribution	(29,623,835)	-	(29,623,835)
Change in ARO estimate and additions	706,159	102	706,261
Currency translation adjustment	(17,696,392)	(948,518)	(18,644,910)
Impact of hyperinflation	21,039,584	1,042,395	22,081,979
Reclassified as assets held for sale (Note 5)	(3,036,216)	-	(3,036,216)
As at December 31, 2023	$59,105,389	$2,651,992	$61,757,381

Accumulated depletion
As at December 31, 2021	$743,647	$1,687,901	$2,431,548
Depletion	1,263,556	187,476	1,451,032
Impact of hyperinflation	(34,215)	(5,825)	(40,040)
As at December 31, 2022	1,972,988	1,869,552	3,842,540
Depletion	5,038,009	81,165	5,119,174
Currency translation adjustment	(731,475)	(693,127)	(1,424,602)
Impact of hyperinflation	804,164	762,005	1,566,169
As at December 31, 2023	$7,083,686	$2,019,595	$9,103,281

Net book value
As at December 31, 2022	$29,361,333	$688,461	$30,049,794
As at December 31, 2023	$52,021,703	$632,397	$52,654,100

Cendere oil field

The Cendere onshore oil field, which is located in South East Turkey has a total of 25 wells. The operator of the Cendere Field is Türkiye Petrolleri Anonim Ortaklığı (“TPAO”). The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%. As at December 31, 2023, the depletion calculation includes future development costs of $65,000 (2022 - $65,000) based on the most recent reserve report.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

6.	Oil and Gas Properties (continued)

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company owns a 49% working interest in SASB in partnership with TPAO. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea.

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

As at December 31, 2023, the Company performed an assessment of potential impairment indicators and noted that the Company’s net asset value was greater than its market capitalization. As a result of the impairment indicator noted, the Company performed an impairment test in accordance with IFRS using fair value less cost to sell. For the purposes of testing impairment and determining fair value less cost to sell, the Company used a 30 year forecast of net cash flows obtained from the annual reserve report discounted at 10% and 20% to estimate the fair value of the oil and gas properties. The resulting recoverable amount exceeded the book values of the oil and gas properties and as such, no impairment charge was recognized as at December 31, 2023. As at December 31, 2023, the depletion calculation includes future development costs of $35,144,000 (2022 - $49,960,000) based on the most recent reserve report.

7. Exploration & Evaluation Assets

	Unproved properties	Unproven properties
	Turkey	Bulgaria	Total
As at December 31, 2021	$-	$3,116,146	$3,116,146
Impairment	-	(3,101,343)	(3,101,343)
Currency translation adjustment	-	(14,803)	(14,803)
As at December 31, 2022 and 2023	$-	$-	$-

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

7.	Exploration & Evaluation Assets (continued)

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

Turkey

Effective July 25, 2023, the Company entered into a farm-in agreement (the “Farm-in Agreement”) with a company existing under the laws of the Republic of Turkey (the “Farmor”). The Farmor holds a 100% undivided interest in three exploration licenses and is willing to assign and transfer a 50% undivided interest in the licenses to the Company in accordance with the terms of Farm-in Agreement. The Company has committed to the following terms to earn its interest (the “Farm-in Obligations”):

(1)	2D Seismic Data Acquisition and Data Processing: Conduct (through contractors) a minimum of 351km 2D seismic data acquisition in the licensed area within 2023 (not completed - see below). Until the determination of exploration well locations, all seismic survey expenses (including all costs related to seismic crews, land damages, processing, interpretation, reporting, procurement, and reprocessing of previously acquired seismic lines in the license area, gravity surveys, etc.) will be covered by the Company. All reports and results of the conducted work, along with potential structures identified as a result of these activities, will be shared with Farmor. After joint evaluations and decisions, exploration wells will be drilled at the most suitable structures.
(2)	Exploration Well Drilling Obligation: Conduct (through contractors) drilling of 4 (four) exploration wells in the license area within the year 2024. Drilling of those four exploration wells shall be fully funded by the Company (including location, infrastructure development, land usage, and any other expenses). After the drilling and testing of the four exploration wells, the restoration of well locations to their original state, mud-pit clean-up, and any damage compensation costs, if applicable, will be borne by the Company
(3)	Cash Consideration Payment Obligation. In addition to the obligations stated in (1) and (2) above, the Company agreed to pay the Farmor a monthly fee of USD15,000, starting from the date of contract signing until the completion date of all obligations specified in (1) and (2) above, or until December 31, 2024 (whichever occurs earlier).

The Company and the Farmor will notify each other of their intent to enter into a joint exploration period. After the Company’s fulfillment of the Farm-in Obligations, the costs and liabilities of operations within the licenses will be shared equally based on a 50-50 principle. During the joint exploration period, there will be no Cash Consideration Payment Obligation as specified in (3) above.

Under the terms of the Farm-in Agreement, the Company had to complete a minimum of 351km 2D seismic data acquisition within 2023, which could not be completed due to unfavorable weather conditions. In addition, the Farm-in Agreement specifies that the parties have agreed to enter into a joint operating agreement (“JOA”) and that if the JOA is not signed within 2 months (i.e. September 25, 2023), the Farm-in Agreement shall automatically terminate without the need for any additional notice, unless otherwise agreed by the parties. Although the deadline has passed, the Company and the Farmor continue to operate in good faith towards the completion of the Farm-in Obligations and towards the signing of a JOA, although no amending agreements or notices of understanding have been executed.

During the year ended December 31, 2023, the Company expensed $381,618 in relation to the Farm-in Agreement in accordance with its pre-license exploration accounting policy. The amount is included in geological and geophysical expenses.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

8. Property and Equipment

	Right-of-use assets	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
Cost
As at December 31, 2021	$53,143	$138,450	$2,102	$140,365	$9,685	$343,745
Additions	-	42,699	289,640	332,528	32,061	696,928
Disposals	-	-	-	(64,588)	-	(64,588)
Currency translation adjustment	(5,293)	(2,890)	(31,002)	(37,147)	(2,147)	(78,479)
Impact of hyperinflation	2,599	8,103	72,597	87,626	5,318	176,243
As at December 31, 2022	50,449	186,362	333,337	458,784	44,917	1,073,849
Additions	236,202	14,498	11,076	15,644	18,958	296,378
Disposals	(47,685)	-	-	(97,028)	-	(144,713)
Currency translation adjustment	(105,792)	(60,555)	(126,062)	(151,880)	(14,291)	(458,580)
Impact of hyperinflation	69,616	68,608	140,538	136,661	17,538	432,961
As at December 31, 2023	$202,790	$208,913	$358,889	$362,181	$67,122	$1,199,895

Accumulated depreciation
As at December 31, 2021	$35,758	$115,109	$1,922	$41,377	$2,445	$196,611
Depreciation	4,549	12,324	47,423	74,622	6,117	145,035
Impact of hyperinflation	(140)	(438)	(3,923)	(4,735)	(288)	(9,524)
As at December 31, 2022	40,167	126,995	45,422	111,264	8,274	332,122
Depreciation	37,457	13,135	52,084	62,920	10,168	175,764
Disposals	(10,332)	-	-	(30,267)	-	(40,599)
Currency translation adjustment	(14,892)	(45,848)	(16,840)	(41,251)	(2,513)	(121,344)
Impact of hyperinflation	16,372	50,404	18,513	45,350	2,763	133,402
As at December 31, 2023	$68,772	$144,686	$99,179	$148,016	$18,692	$479,345

Net Book Value
As at December 31, 2022	$10,282	$59,367	$287,915	$347,520	$36,643	$741,727
As at December 31, 2023	$134,018	$64,227	$259,710	$214,165	$48,430	$720,550

During the year ended December 31, 2023, the Company disposed of equipment with a net book value of $66,761. In lieu of cash, accounts payable was reduced by $86,296, resulting in a gain of $19,535. The Company also terminated a lease, resulting in a non-cash disposal of a right-of-use asset with a net book value of $37,353. The lease component disposed was valued at $69,217, resulting in a gain of $31,864.

During the year ended December 31, 2022, the Company disposed of equipment with a cost and net book value of $64,588 for proceeds of $64,588, resulting in no gain or loss.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

9. Accounts Payable and Accrued Liabilities

	December 31, 2023	December 31, 2022
Accounts payable	$13,567,262	$8,376,620
Accrued liabilities	77,078	886,324
Payroll, withholding and sales tax liabilities	420,679	420,072
Cash calls received from JV partner	-	917,064
	$14,065,019	$10,600,080

10. Loans Payable

As at	December 31, 2023	December 31, 2022
Unsecured, interest-bearing loans at 10% per annum[1]	$-	$12,107
Unsecured, interest-bearing loan at 45.33% per annum[2]	-	56,537
Unsecured, interest-bearing loan at TLREF + 3.5944% per annum[3]	-	97,911
Unsecured, interest-bearing loan at 37.7% per annum[4]	19,461	-
Unsecured, interest-bearing loan at 6% per annum[7,8]	614,899	-
Unsecured, interest-bearing loan at 1% per month[6]	2,822,250	-
Unsecured, non- interest-bearing loan[9]	7,840	-
Total loans payable	3,464,450	166,555
Current portion of loans payable	(3,464,450)	(145,866)
Long-term portion of loans payable	$-	$20,689

(1)	Loans bearing interest accrue at 10% per annum are all unsecured. The loans matured between January and April 1, 2021 and thereafter were due on demand. During the year ended December 31, 2023, the Company made principal payments of $Nil (2022 - $135,868) and $Nil (2022 - $3,515) in interest payments. During the year ended December 31, 2023, the Company wrote off the remaining balance of $12,107.

(2)	On May 25, 2022, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺1,500,000 (or approximately USD$91,961). The loan matures on May 23, 2024, and bears interest at 45.33% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2023, the Company made $45,832 (2022 - $26,968) in principal payments and $14,717 (2022 - $20,636) in interest payments.

(3)	On November 23, 2022, Garanti Bank extended a short-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately USD$107,356). The loan matures on November 23, 2023, and bears interest at the Turkish Lira Overnight Reference Rate (“TLREF”) plus 3.5944% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2023, the Company made $79,372 (2022 - $10,183) in principal payments and $4,264 (2022 - $1,607) in interest payments.

(4)	On March 13, 2023, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately USD$105,386). The loan matures on March 12, 2024, and bears interest at 37.67% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2023, the Company made $61,627 (2022 - $nil) in principal payments and $18,676 (2022 - $nil) in interest payments.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

10.	Loans Payable (continued)

(5)	On February 1, 2023, the Company entered into an agreement with TR1 Master Fund to borrow $2,200,000. The loan was issued with a $200,000 discount and bears interest at a rate of 1% per month. The maturity date is April 1, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payment on the loan is $100,000. Upon repayment of the loan at any time, the Company has to pay an exit fee of $50,000. The minimum interest payment and exit fee have been recorded on the consolidated statements of income (loss) and comprehensive income (loss) as finance costs. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. On April 26, 2023, the Company repaid the loan in its entirety, including the minimum interest and exit fee. In addition to the minimum interest and exit fee, the Company recorded interest expense of $200,000, representing the accretion of the discount.

(6)	On July 1, 2023, the Company entered into agreements with TR1 Master Fund to borrow $1,065,000 and $1,597,500. The loans were issued with a $65,000 and $97,500 discount, respectively, and bear an interest rate of 1% per month. The maturity date was December 31, 2023, and the Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payments on the loans are $40,000 and $60,000, respectively. The minimum interest payments have been recorded on the consolidated statements of income (loss) and comprehensive income (loss) as finance costs. Accrued interest in excess of the minimum interest payments of $23,900 and $35,850, respectively were recorded during the year ended December 31, 2023. Accretion of the discount recognized on the loans during the period were $63,916 and $96,138, respectively. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. The Company is currently in discussions with the lender and has not made any repayments as at the date of these consolidated financial statements (Note 25).

(7)	On July 20, 2023, the Company entered into a promissory note with 1324025 BC Ltd for CAD$300,000 (USD$228,023). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. During the year ended December 31, 2023, CAD$50,000 (USD$37,717) of the principal balance was repaid and CAD$7,917 (USD$5,867) in interest was accrued.

(8)	On September 1, 2023, the Company entered into a promissory note with 2476393 Alberta Ltd for CAD$546,000 (USD$402,115). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. As at December 31, 2023, no repayments had been made. During 2023, CAD$10,734 (USD$7,954) in interest was accrued.

(9)	On November 23, 2023, the Company entered into a short-term non-interest-bearing promissory note with 1647020 Alberta Ltd. for CAD$12,000 (USD$8,766). During the year ended December 31, 2023, CAD$1,614 (USD $1,179) of the principal had been applied against amounts owed by the note holder.

(10)	On November 23, 2023, the Company entered into a short-term non-interest-bearing promissory note with a consultant of the Company for CAD$200,000 (USD$146,121). During the year ended December 31, 2023, CAD$200,000 (USD$146,121) of the principal had been repaid.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

11. Leases

The Company leases certain assets under lease agreements. During the year ended December 31, 2023, the Company entered into three new office leases in Turkey, commencing January 1, 2023, February 15, 2023 and March 1, 2023, respectively. The leases all have a five-year term.

The Company used an incremental borrowing rate (“IBR”) of 35% in determining its lease liabilities. The IBR was derived from the Company’s assessment of its borrowings in Turkey.

Lease liability	December 31, 2023	December 31, 2022
Beginning balance	$8,609	$15,324
Additions, cost	236,201	-
Interest expense	53,831	1,378
Lease payments	(85,271)	(5,499)
Currency translation adjustment	(2,458)	(2,594)
Termination of lease	(69,217)	-
Ending balance	$141,695	$8,609

As at December 31, 2023, the Company’s lease liability is as follows:

Lease liability	December 31, 2023	December 31, 2022
Current portion of lease liability	$19,637	$4,057
Long-term portion of lease liability	122,058	4,552
	$141,695	$8,609

Future minimum lease payments to be paid by the Company as a lessee as of December 31, 2023 are as follows:

Operating lease commitments and lease liability
2024	$58,919
2025	57,488
2026	59,163
2027	60,921
Total future minimum lease payments	236,491
Discount	(94,796)
Total	$141,695

During the year ended December 31, 2023, $33,743 (2022 - $42,118) of short-term leases were expensed to the consolidated statements of income (loss) and comprehensive income (loss).

12. Convertible debentures

On April 20, 2023, the Company entered into an agreement to issue 15,000 units of the Company (the “Units”) at a price of CAD$1,000 per unit, for gross proceeds of CAD$15,000,000 (USD$11,135,145). Each Unit will consist of CAD$1,000 (approximately USD$742) principal amount secured convertible debenture (“Debenture”) and 333 common share purchase warrants of the Company (the “Warrants”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$2.50 (approximately USD$1.86) and shall have an expiry date of June 29, 2025.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

12.	Convertible debentures (continued)

The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12% per annum, payable semi-annually. The Company has the ability to redeem the Debentures at any time between the dates of April 30, 2024 and April 30, 2025 at a redemption price of 105% of the principal amount plus any accrued interest. At the holders’ option, the Debentures may be converted into common shares of the Company at any time, up to the earlier of the Maturity Date and the redemption of the Debentures, at a conversion price of CAD$3.00 (approximately USD$2.23) per common share.

The convertible debentures were determined to be a financial instrument comprising a host debt component, a conversion feature classified as equity, and freestanding warrants classified as equity. The warrants and conversion features were determined to be equity components because the exercise prices are denominated in the functional currency of the Company. Thus, these components the criterion of an equity instrument.

The Company paid an underwriting fee of CAD$1,045,000 (USD$775,748) and issued 300,000 broker warrants (the “Broker Warrants”) in conjunction with the financing. The Broker Warrants are exercisable for one common share of the Company at an exercise price of CAD$2.50 and shall have an expiry date of April 20, 2025. The fair value of the Broker Warrants was estimated to be $216,777 and was determined using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate: 3.77%, expected volatility: 100.96%, dividend yield: 0% and expected life: 2 years.

On initial recognition, the proceeds were first allocated to the fair value of the host debt component, calculated using a market interest rate of 16%, which is the market interest rate of a debt instrument with similar terms but without the equity conversion feature. The residual proceeds were then allocated to the conversion feature and warrant equity components using the relative fair value method.

The relative fair value of the warrants and conversion features were determined using the Black-Scholes Option Pricing Model using the assumptions set out as follows:

April 20, 2023
Risk-free interest rate	3.86%
Expected volatility	101.71 – 119.94%
Dividend yield	0%
Expected life	2.03–2.19 years

A continuity schedule of the Company’s convertible debt is as follows:

Balance as at January 1, 2023	$-
Issued	11,135,145
Transaction costs	(992,525)
Transaction costs allocated to equity	77,086
Relative fair value of conversion feature	(369,181)
Relative fair value of Warrants	(495,653)
Repayment	(709,022)
Accretion	578,675
Interest	931,962
Currency translation adjustment	173,232
Balance as at December 31, 2023	$10,329,719
Current	$227,092
Long-term	$10,102,627

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

13. Asset Retirement Obligation

The following is a continuity of the Company’s asset retirement obligations:

	December 31, 2023	December 31, 2022
Beginning balance	$5,316,470	$8,993,108
Additions	797,102	-
Accretion expense	219,536	264,075
Impact of hyperinflation	(599,096)	(69,379)
Currency translation adjustment	603,856	-
Change in estimate	(90,841)	(3,871,334)
Ending balance	$6,247,027	$5,316,470

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at December 31, 2023 is $16.5 million (December 31, 2022 - $10.6 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2022 – 2.5%) and discounted using a risk free rate of 4% (December 31, 2022 – 3.91%) between 10 and 20 years.

During 2023, the Company and TPAO agreed to establish a close out-fund (the “Close-Out Fund”) in a US dollar bank account. The amounts accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project. The US dollar bank account is held by TPAO. Starting with the July 2023 natural gas revenue, each party agreed to transfer 10% of its revenue into the Close-Out Fund on a monthly basis, until an amount agreed to by both parties is attained. The Company accounted for its share in the Close-Out Fund as a long-term deposit (Note 4). As at December 31, 2023, the Company share of the Close-Out Fund amounted to $371,124.

14. Notes and Amounts Receivable for Equity Issued

	December 31, 2023	December 31, 2022
Notes receivable	$97,907	$1,000,122
Amounts receivable	15,402	61,940
	$113,309	$1,062,062

The notes receivable bear interest at 5% and are due between September 30, 2021, and July 31, 2023.

The amounts receivable are non-interest bearing and due on demand.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

14.	Notes and Amounts Receivable for Equity Issued (continued)

The following is a continuity of the Company’s notes and other receivables:

	Notes receivable	Amounts receivable	Total
Balance, December 31, 2021	$1,158,832	$34,809	$1,193,641
Additions	-	51,659	51,659
Repayments	(136,611)	(24,528)	(161,139)
Write-off	(22,099)	-	(22,099)
Balance, December 31, 2022	1,000,122	61,940	1,062,062
Repayments	(297,678)	(36,228)	(333,906)
Settled through RSU repurchase (Note 18)	(604,537)	-	(604,537)
Write-off	-	(10,310)	(10,310)
Balance, December 31, 2023	$97,907	$15,402	$113,309

During the year ended December 31, 2023, the interest income totaled $16,373 (2022 - $52,502). As at December 31, 2023, accrued interest of $44,262 (December 31, 2022 - $52,538) was included in amounts receivable (Note 4). During the year ended December 31, 2023, $80,991 (2022 - $136,611) in cash repayments were made and $252,915 (2022 – $24,528) repayments were made through reductions of accounts payable.

15. Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at December 31, 2023, 115,250,810 common shares were issued and outstanding (December 31, 2022 – 76,775,071).

For the year ended December 31, 2023

On November 28, 2023, the Company completed a short form prospectus, issuing 36,057,934 common shares of the Company at a price of CAD$0.30(approximately USD$0.22) per common share for aggregate gross proceeds of CAD$10,817,380 (approximately USD$7,960,687).

Cash finder’s fee of CAD$737,934 (USD$543,057) were paid and 2,101,726 finder’s warrants were issued. The finder’s warrants are exercisable to purchase one common share of the Company at an exercise price of CAD$0.30 (approximately USD$0.22) until November 28, 2025. The finder’s warrants issued have a fair value of CAD$353,288 (approximately USD$259,955).

During the year ended December 31, 2023, the Company issued 150,000 shares with a fair value of $212,632 to settle debt of $195,290 and recognized a loss on the settlement of $17,342.

During the year ended December 31, 2023, the Company issued 1,762,805 shares for RSU’s which were granted and vested in previous periods.

During the year ended December 31, 2023, 5,000 warrants with an exercise price of CAD$0.60 (approximately USD$0.44) were exercised for gross proceeds of CAD$3,000 (USD$2,215).

During the year ended December 31, 2023, the Company issued 60,000 shares valued at $29,299 for services rendered valued at $11,957. A $17,342 loss on the issuance of shares was recognized.

During the year ended December 31, 2023, the Company entered into a consulting agreement pursuant to which an obligation to issue shares valued at $18,873 was accrued. The obligation to issue shares relate to 100,000 shares owed as a signing bonus and 25,000 shares owed relating to services rendered.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

During the year ended December 31, 2023, the Company issued shares for the exercise of options as follows:

15.	Common Stock (continued)

●	40,000 common shares for the exercise of 40,000 options at CAD$0.75 (approximately USD$0.55) for cash proceeds of CAD$30,000 (USD$21,872). As a result, $18,475 was transferred from option reserves to share capital; and
●	70,000 common shares for the exercise of 70,000 options at CAD$2.20 (approximately USD$1.62) for cash proceeds of CAD$154,000 (USD$113,717). As a result, $72,050 was transferred from option reserves to share capital.
●	70,000 common shares for the exercise of 70,000 options at CAD$0.80 (approximately USD$0.60) for cash proceeds of CAD$56,453 (USD$42,000). As a result, $35,174 was transferred from option reserves to share capital.
●	60,000 common shares for the exercise of 60,000 options at CAD$0.75 (approximately USD$0.56) for cash proceeds of CAD$45,000 (USD$33,479). As a result, $29,939 was transferred from option reserves to share capital.
●	200,000 common shares for the exercise of 200,000 options at CAD$2.20 (approximately USD$1.66) for cash proceeds of CAD $440,000 (USD$331,796). As a result, $273,583 was transferred from option reserves to share capital.

For the year ended December 31, 2022

During the year ended December 31, 2022, the Company issued shares for the exercise of warrants as follows:

●	538,250 common shares for the exercise of 538,250 warrants at CAD$0.50 (approximately USD$0.38) for cash proceeds of CAD$269,125 (USD$202,713). As a result, $336,464 was transferred from warrant reserves to common stock and share premium;
●	160,000 common shares for the exercise of 160,000 warrants at CAD$0.50 (approximately USD$0.37) In lieu of cash, the Company acquired prepaid services in the amount of $58,698. As a result, $98,786 was transferred from warrant reserves to common stock and share premium;
●	50,000 common shares for the exercise of 50,000 warrants at CAD$0.50 (approximately USD$0.37). In lieu of cash, debt owed to the equity holder was settled in the amount of CAD$10,949 (USD$8,034). Pursuant to the issuance, $31,511 was transferred from warrant reserves to common stock and share premium. As at December 31, 2022, CAD$14,051 (USD$10,310) was recorded to receivables for equity issued for the remainder of the amount;
●	5,000 common shares for the exercise of 5,000 warrants at CAD$0.60 (approximately USD$0.44) for cash proceeds of CAD$3,000 (USD$2,213);
●	49,000 common shares for the exercise of 49,000 warrants at CAD$1.00 (approximately USD$0.76) for cash proceeds of CAD$49,000 (USD$37,225);
●	550,000 common shares for the exercise of 550,000 warrants at CAD$1.55 (approximately USD$1.15) for cash proceeds of CAD$852,500 (USD$635,127). As a result, $467,968 was transferred from warrant reserves to common stock and share premium;
●	9,500 common shares for the exercise of 9,500 warrants at CAD$2.25 (approximately USD$1.69) for cash proceeds of CAD$21,375 (USD$16,101). As a result, $1,159 was transferred from warrant reserves to common stock and share premium;
●	221,616 common shares for the exercise of 221,616 warrants at $0.39 for cash proceeds of $87,071. As the warrants were liability classified, the fair value of the shares of $326,695 was transferred to share premium;
●	250,000 common shares for the exercise of 250,000 warrants at $0.40. In lieu of cash, the Company acquired prepaid services in the amount of $100,000. As the warrants were liability classified, the fair value of the shares of $121,604 was transferred to share premium;
●	152,000 common shares for the exercise of 152,000 warrants at $0.50 for cash proceeds of $67,797. As the warrants were liability classified, the fair value of the shares of $164,025 was transferred to share premium; and
●	200,000 common shares for the exercise of 200,000 warrants at $0.80 for cash proceeds of $160,000. As the warrants were liability classified, the fair value of the shares of $210,627 was transferred to share premium.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

15.	Common Stock (continued)

During the year ended December 31, 2022, the Company issued shares for the exercise of options as follows:

●	60,000 common shares for the exercise of 60,000 options at CAD$0.40 (approximately USD$0.29) for cash proceeds of CAD$24,000 (USD$17,609). As a result, $16,557 was transferred from option reserves to common stock and share premium;
●	155,000 common shares for the exercise of 149,000 options at CAD$0.50 (approximately USD$0.39) for cash proceeds of CAD$77,500 (USD$58,751). 6,000 Common shares were issued in error. As a result, $2,322 was recorded in shares to be cancelled. Pursuant to the issuance, $55,001 was transferred from option reserves to common stock and share premium;
●	50,000 common shares pursuant to the exercise of 50,000 options at CAD$0.50 (approximately USD$0.39). In lieu of cash, debt in the amount of CAD$25,000 (USD$19,270) was settled. Pursuant to the issuance, $18,474 was transferred from option reserves to common stock and share premium;
●	330,000 common shares for the exercise of 330,000 options at CAD$2.20 (approximately USD$1.50) for cash proceeds of CAD$726,000 (USD$494,706). As a result, $341,584 was transferred from option reserves to common stock and share premium. As at December 31, 2022, CAD$56,000 (USD$41,349) had not yet been received and was recorded to receivables for equity issued; and
●	80,000 common shares pursuant to the exercise of 80,000 options at $0.60. In lieu of cash, debt owed to the equity holders was settled in the amount of $48,000. Pursuant to the issuance, $43,290 was transferred from option reserves to common stock and share premium.

In March 2022, the Company issued 21,331,588 units at CAD$0.825 per unit for gross proceeds of CAD$17,598,610 (USD$13,886,226) pursuant to the closing of a non-brokered private placement. Each unit comprises one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for CAD$2.25 for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of CAD$1,397,495 (USD$1,108,790) were paid and 1,501,357 finder’s warrants were issued with a fair value of $994,775. The finder’s warrants have the same terms as the warrants attached to the units. The Company also issued 600,000 units for debt settlement of CAD$495,000 (USD$391,021) under the same terms of the private placement financing with no loss or gain recognized.

On March 1, 2022, the Company entered into a consulting agreement with a third party. Pursuant to the consulting agreement, the Company issued 40,000 common shares on November 2, 2022 for the consulting services received in March 2022 with a fair value of $51,208. The amount of $51,208 was expensed and included in consulting services on the consolidated statements of loss and comprehensive loss for the year ended December 31, 2022.

On March 17, 2022, the Company issued 181,818 units for investor relations services from February to July 2022 valued at CAD$150,000 (USD$118,188). The amount of CAD$150,000 (USD$118,188) was expensed and included in investor relations on the consolidated statements of loss and comprehensive loss for the year ended December 31, 2022.

During the year ended December 31, 2022, the Company issued 220,000 shares, 10,000 of which relate to the vesting of restricted stock units granted in 2021 and 210,000 relating to the granting and vesting of restricted stock units during the year ended December 31, 2022. The value of the shares issued is $111,122. $7,540 of the stock-based compensation was recorded in the prior year.

On June 29, 2022, the Company completed a short form prospectus, issuing 14,507,380 units of the Company at a price of CAD$1.55 (approximately USD$1.20) per unit for aggregate gross proceeds of up to CAD$22,486,439 (approximately USD$17,408,856). Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant will be exercisable to purchase one common share of the Company at an exercise price of CAD$2.50 (approximately USD$1.95) until June 29, 2025. A value of CAD$0.20 was allocated to each warrant based on the residual method.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

15.	Common Stock (continued)

Cash finder’s fee of CAD$1,994,906 (USD$1,549,196) were paid and 850,288 finder’s warrants were issued with a fair value of CAD$1,014,290 (USD$787,785). The finder’s warrants are exercisable to purchase units, with each unit consisting of one common share and one-half share purchase warrant of the Company at an exercise price of CAD$1.55 (approximately USD$1.20) until June 29, 2025. Each warrant is exercisable at CAD$2.50 (approximately USD$1.80) until June 29, 2025.

16. Stock Options

The Board of Directors adopted the Trillion Energy International Inc. 2022 Long-Term Incentive Equity Plan (the “2022 Plan”) effective as of December 1, 2022. The 2022 Plan permits grants of stock options and restricted stock awards and other stock-based awards.

Under the 2022 Plan, the maximum number of shares of authorized stock that may be delivered is 10% of the total number of shares of common stock issued and outstanding of the Company as determined on the applicable date of grant of an award under the 2022 Plan. Under the 2022 Plan, the exercise price of each option shall be determined by the Board of Directors, subject to any applicable Exchange approval or rules, at the time any option or other stock-based award is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The vesting schedule for each option or other stock-based award shall be specified by the Board of Directors at the time of grant, subject to any applicable Exchange approval or rules.

A continuity of the Company’s outstanding stock options for the year ended December 31, 2023 and the year ended December 31, 2022 is presented below:

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2021	1,528,000	$0.79
Granted	1,442,000	1.86
Exercised	(669,000)	1.33
Expired	(1,000)	0.50
Outstanding, December 31, 2022	2,300,000	$1.27
Exercised	(440,000)	1.65
Expired	(240,000)	0.79
Outstanding, December 31, 2023	1,620,000	$1.24
Exercisable, December 31, 2023	1,620,000	$1.24

At December 31, 2023 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
660,000	0.75 CAD	September 19, 2024	660,000
128,000	0.40 CAD	July 31, 2025	128,000
512,000	1.50 CAD	July 26, 2025	512,000
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
70,000	2.20 CAD	December 9, 2024	70,000
50,000	2.20 CAD	December 9, 2025	50,000
1,620,000			1,620,000

As at December 31, 2023, the weighted average remaining contractual life of outstanding stock options is 1.26 years (December 31, 2022 – 2.09 years).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

16.	Stock Options (continued)

For the year ended December 31, 2023, the Company recognized $118,202 (2022 - $1,421,267) in stock-based compensation expense for options granted and vested. At December 31, 2023, the Company has $Nil (December 31, 2022 - $123,873) in unrecognized compensation expense related to stock options.

No stock options were granted during the year ended December 31, 2023.

17. Warrants

A continuity of the Company’s outstanding share purchase warrants for the year ended December 31, 2023 and the year ended December 31, 2022 is presented below:

	Number of warrants	Weighted average exercise price (CAD)
Outstanding, December 31, 2021	1,568,866	$0.63
Issued	21,011,038	2.31
Exercised	(2,185,366)	0.87
Expired	(7,000)	0.50
Outstanding, December 31, 2022	20,387,538	$2.33
Issued	7,402,726	1.88
Expired	(10,000)	2.17
Outstanding, December 31, 2023	27,780,264	$2.21

At December 31, 2023, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
4,341,088	2.25 CAD	March 15, 2024
676,788	2.25 CAD	March 16, 2024
590,909	2.25 CAD	March 17, 2024
2,122,825	2.25 CAD	March 18, 2024
4,286,351	2.25 CAD	March 24, 2024
530,600	2.25 CAD	March 28, 2024
12,529,690	2.50 CAD	June 29, 2025
300,288	1.55 CAD	June 29, 2025
300,000	2.50 CAD	April 20, 2025
2,101,726	0.30 CAD	November 28, 2025
27,780,265

As at December 31, 2023, the weighted average remaining contractual life of outstanding warrants is 0.95 years (December 31, 2022 – 1.71 years).

The Company had previously issued warrants in connection with private placements, or debt settlements where the exercise price of such warrants was denominated in USD. As such the warrants were classified as derivate liabilities. As at December 31, 2023, the fair value of the warrants were remeasured at $Nil as all the warrants had expired. The Company recognized a gain on the fair value change of $4,827 (2022 – loss of $686,504) for the year ended December 31, 2023.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

17.	Warrants (continued)

The following is a continuity of the Company’s derivative warrant liability:

Total
Balance, December 31, 2021	$472,899
Effect of change in functional currency	(309,006)
Exercise of warrants	(822,950)
Change in fair value of derivative	686,504
Foreign currency translation	(22,620)
Balance, December 31, 2022	$4,827
Change in fair value of derivative	(4,827)
Balance, December 31, 2023	$-

The fair values for finder’s warrants granted during the year ended December 31, 2023 and the warrants granted during the year ended December 31, 2022, have been estimated using the Black-Scholes option pricing model using the following assumptions:

	2023	2022
Risk-free interest rate	3.77 – 4.43%	1.21 – 3.13%
Expected life (years)	2	2 – 3
Expected volatility	101 – 104%	154 – 182%
Dividend yield	0%	0%

18. Restricted Stock Units

During the year ended December 31, 2023, the Company granted RSUs as follows:

●	On January 1, 2023, the Company granted 256,800 RSU’s which vest quarterly beginning January 1, 2023.
●	On May 11, 2023, the Company granted 601,000 RSU’s which vested immediately.
●	On July 6, 2023, the Company granted 75,000 RSU’s, which vested immediately.
●	On September 2, 2023, the Company granted 75,464 RSU’s, which vested immediately.
●	On September 15, 2023, the Company granted 452,785 RSU’s, which vested immediately.
●	On October 17, 2023, the Company granted 650,000 RSU’s, which vested immediately.
●	On December 31, 2023, the Company granted 1,365,610 RSUs, which vested immediately.

For the year ended December 31, 2023, the Company recognized $2,279,059 (2022 - $697,650) in stock-based compensation expense for RSUs granted and vested.

	Number of unvested restricted stock units	Weighted average fair value per award
Balance, December 31, 2021	–	$–
Granted	885,012	1.10
Vested	(885,012)	1.10
Balance, December 31, 2022	–	–
Granted	3,476,659	0.81
Canceled	(30,000)	2.00
Vested	(3,446,659)	0.80
Balance, December 31, 2023	-	-

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

18.	Restricted Stock Units (continued)

The Company previously granted certain RSU’s whereby the holder has the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the cash equivalent of the market price of the shares on the date of vesting. As a result, a portion of the value of the RSU’s is recorded as a RSU obligation liability. As at December 31, 2023, the balance of the RSU obligation was $18,398 (December 31, 2022 - $295,747).

During the year ended December 31, 2023, the Company repurchased 667,868 RSU’s for $993,136, equaling the fair value of the Company’s shares at the time of repurchase and did not recognize any gain or loss on the transaction. As a result of the transaction, the Company recognized a reduction to equity of $919,790 and a reduction to the RSU obligation liability of $73,346. Outstanding notes receivable of $604,537 were settled through the RSU’s repurchased (Note 14).

During the year ended December 31, 2023, the Company recorded an obligation to issue shares of $283,094 relating to the accrual of 1,365,610 RSUs owed to a consultant and to a related party of the Company as a bonus for additional services provided during the 2023 fiscal year. As at December 31, 2023, the Company had 1,518,010 RSU’s (December 31, 2022 – 675,012) outstanding.

19. Related Party Transactions

On February 10, 2023, the Company’s Board of Directors approved a new compensation plan for the directors of the Company effective January 1, 2023.

At December 31, 2023, accounts payable and accrued liabilities included $115,526 (December 31, 2022 - $210,070) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2023, management fees and salaries of $924,083 (2022 - $711,766), director fees of $145,500 (2022 - $92,000), consulting fees of $52,313 (2022 - $nil), and stock-based compensation of $1,294,051 (2022 - $926,119) were incurred to related parties.

During the year ended December 31, 2023, the Company issued 808,680 shares to directors for services performed and for RSU’s which were granted and vested in previous periods.

During the year ended December 31, 2023, the Company issued 80,000 shares with a fair value of $115,304 to a director to settle debt of CAD$160,000 (USD$ $118,261) and recognized a gain on the settlement of $2,957. During the year ended December 31, 2022, the Company issued 400,000 units with a fair value of $260,681 for the settlement of accounts payable owed to related parties in the amount of $260,681, resulting in no gain or loss.

During the year ended December 31, 2023, the Company repurchased 586,868 RSU’s from directors and recognized a reduction to equity of $799,212 on the transaction. $473,331 of the RSU’s repurchased was applied against outstanding notes receivable.

As at December 31, 2023, notes receivable included $Nil (December 31, 2022 - $450,325) due from related parties. The amounts previously receivable were unsecured, bear interest at 5% per annum and mature one to two years from issuance.

As at December 31, 2023, notes payable included CAD$402,115 (USD$420,281) (December 31, 2022 - $Nil) due to related parties. The note payable is unsecured, bears interest at 6% per annum and matures on December 31, 2024.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

19.	Related Party Transactions (continued)

As at December 31, 2022, pursuant to agreements between four directors and the Company, each of the four directors shall be granted 40,000 fully vested RSUs upon each anniversary of the contract and three of the four directors shall be granted 50,000 fully vested RSUs upon successful spudding of the first well by the Company. For two of the four directors, the amount of RSUs shall be indexed pro-rata to account for any dilution incurred by subsequent share issuance by the Company. During the year ended December 31, 2022, the Company issued 80,000 shares with a fair value of $19,077 for the RSU’s to one of the directors. The shares for the remainder of the RSU’s granted under the agreements were either issued or the underlying RSU’s were repurchased in 2023. The value of these RSUs and the stock-based compensation recognized is $255,206. $65,160 has been recorded to reserves as at December 31, 2022 and $190,047 has been recorded as a RSU obligation liability as the directors have the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the director the cash equivalent of the market price of the shares on the date of vesting.

As at December 31, 2022, a director of the Company was granted 12,000 RSUs for services performed. The value of these RSUs and the stock-based compensation recognized is $21,283. As at December 31, 2022, the shares for these RSUs had not been issued. $14,189 has been recorded to reserves as at December 31, 2022 and $7,094 has been recorded as a RSU obligation liability as the director has the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the director the cash equivalent of the market price of the shares on the date of vesting.

On September 2, 2020, the CEO signed an employment agreement with the Company in which the CEO shall receive:

●	20,000 fully vested RSUs upon the first anniversary of the agreement. The amount of RSUs shall be indexed pro-rata to account for any dilution incurred by subsequent share issuances by the Company;
●	If during the term of the Agreement, the Company completes any cash financing of $5,000,000, the Company shall issue 50,000 fully vested RSUs and $25,000 for each $5,000,000 raised.
●	Upon spudding of the first well by the Company, the Company shall grant 50,000 fully vested RSUs and 50,000 fully vested RSUs every anniversary of the spud date (condition was met on September 15, 2022). This amount is indexed pro-rata to account for any dilution incurred by subsequent share issuances by the Company; and
●	If during the term of the Agreement, the Company enters into any non-financing transaction, a cash bonus of USD$100,000 is owed upon the successful closing.

The value of these RSUs and the stock-based compensation recognized is $295,818. As at December 31, 2022, the shares for these RSUs have not been issued. $197,212 has been recorded to reserves as at December 31, 2022 and $98,606 has been recorded as a RSU obligation liability as the CEO has the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the CEO the cash equivalent of the market price of the shares on the date of vesting. As at December 31, 2023, the shares for these RSUs have either been issued or the underlying RSUs were repurchased by the Company.

On July 15, 2022, the CFO signed an employment agreement with the Company in which the CFO shall receive:

●	20,000 fully vested RSUs upon the first anniversary of the agreement;
●	30,000 fully vested RSUs upon the second anniversary of the agreement;
●	For each subsequent year, the number of RSUs is determined in context of the market price of the shares and in respect to the performance of the Company;
●	A bonus of 20,000 RSUs plus the sum of $15,000 cash paid upon the successful completion of the Company’s phase A drilling program at the SASB gas field;
●	A bonus of 25,000 RSUs plus the sum of $20,000 cash paid upon the successful completion of at least an additional seven wells as part of the Company’s phase B drilling program at the SASB gas field; and
●	A bonus of $25,000 cash upon the executive arranging a credit line for SASB of at least $5,000,000.

As the agreement can be terminated at any time, the RSU’s are recognized only upon the conditions above being met; as a result, no share based compensation has been recognized under this agreement for the year ended December 31, 2022. During the year ended December 31, 2023, 20,000 shares were issued pursuant to the RSUs granted on the first anniversary of the agreement.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

19.	Related Party Transactions (continued)

On July 15, 2022, the COO signed an employment agreement with the Company in which the COO shall receive:

●	25,000 fully vested RSUs upon the first anniversary of the agreement;
●	30,000 fully vested RSUs upon the second anniversary of the agreement;
●	For each subsequent year, the number of RSUs is determined in context of the market price of the shares and in respect to the performance of the Company;
●	A bonus of 20,000 RSUs plus the sum of $15,000 cash paid upon the successful completion of the company’s phase A drilling program at the SASB gas field; and
●	A bonus of 25,000 RSUs plus the sum of $20,000 cash paid upon the successful completion of at least an additional seven wells as part of the Company’s phase B drilling program at the SASB gas field;

As the agreement can be terminated at any time, the RSU’s are recognized only upon the conditions above being met; as a result, no share based compensation has been recognized under this agreement for the year ended December 31, 2022. As at December 31, 2023, 25,000 shares valued at $33,111 were owed pursuant to the RSUs granted on the first anniversary of the agreement.

On August 18, 2022, the Company entered into a settlement agreement with the former CFO of the Company upon resignation, whereupon the Company will issue/pay:

●	65,000 common shares with a fair value of $94,300 (not issued as at December 31, 2023);
●	$210,000 in cash to be paid as follows:

○	$110,000 paid upon execution of the agreement (Paid);
○	$50,000 to be paid on or before January 31, 2023 (Unpaid);
○	$50,000 to be paid on or before March 31, 2023 (Unpaid);
●	40,000 RSUs with a fair value of $32,635 for services rendered as a director (shares issued in 2023);
●	15,000 RSUs with a fair value of $21,762 for services rendered as an audit committee member (shares issued in 2023);

For the compensation above, all previous amounts owed/owing will be settled, including $49,800 in notes receivable. The Company recognized a loss on the settlement of $285,120 during fiscal 2022.

20. General and Administrative

	For the years ended
	December 31, 2023	December 31, 2022
Salaries and compensation	$5,633,959	$4,386,716
Professional fees	820,047	552,975
Investor relations	236,441	592,155
Office	230,472	119,999
Advertising	123,293	519,321
Filing and transfer fees	111,987	96,701
Travel	114,335	87,285
Penalties	19,763	30,208
Bank charges and other	4,675	12,140
	$7,294,972	$6,397,500

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

21. Segmented Information

During the year ended December 31, 2023, and the year ended December 31, 2022, the Company’s operations were in the resource industry in Turkey with head offices in Canada and a satellite office in Sofia, Bulgaria.

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2023
Revenue	$-	$16,797,366	$-	$16,797,366
Finance cost	2,202,324	46,731	-	2,249,055
Depletion	-	5,119,174	-	5,119,174
Depreciation	8,497	167,267	-	175,764
Accretion of asset retirement obligation	-	219,536	-	219,536
Stock-based compensation	2,397,261	-	-	2,397,261
Loss on debt extinguishment	8,500	-	-	8,500
Loss on impairment of assets held for sale	-	1,556,787	-	1,556,787
Gain on net monetary position	-	(18,984,099)	-	(18,984,099)
Net income (loss)	(8,958,570)	7,861,094	(4,718)	(1,102,194)
As at December 31, 2023
Non-current assets	$35,021	$53,710,753	$-	$53,745,774

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2022
Revenue	$-	$9,375,029	$-	$9,375,029
Finance cost	79,693	-	-	79,693
Depletion	-	1,451,032	-	1,451,032
Depreciation	4,826	140,209	-	145,035
Accretion of asset retirement obligation	-	264,075	-	264,075
Stock-based compensation	2,118,917	-	-	2,118,917
Loss on impairment of exploration and evaluation assets	-	-	3,101,343	3,101,343
Gain on debt extinguishment	97,051	-	-	97,051
Gain on net monetary position	-	1,826,495	-	1,826,495
Net income (loss)	(6,684,988)	3,577,954	(3,014,720)	(6,121,754)
As at December 31, 2022
Non-current assets	$42,781	$30,748,740	$-	$30,791,521

The Company’s breakdown of net revenue by product segment is as follows:

	For the year ended
	December 31, 2023	December 31, 2022
Oil	$3,055,800	$4,087,664
Gas	13,741,566	5,287,365
	$16,797,366	$9,375,029

The Company incurs royalties of 12.5%. During the year ended December 31, 2023, the Company paid royalties totaling $2,242,613 (2022 - $1,163,498).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

22. Capital Management

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

23. Financial Instruments and Risk Management

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

As at December 31, 2023, the Company’s significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $954,252 at December 31, 2023 (December 31, 2022 - $30,435).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

23.	Financial Instruments and Risk Management (continued)

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company does not have significant debt facilities with variable interest rates and is therefore not exposed to interest rate risk.

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

The Company is subject to credit risk on its cash and cash equivalents and amounts receivable which consists primarily of trade receivables and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at December 31, 2023, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $2,848,457 (December 31, 2022 - $5,263,886).

c)	Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

23.	Financial Instruments and Risk Management (continued)

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at December 31, 2023	Less than 1 year	1 – 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$14,065,019	$		$-	$14,065,019
Loans payable	3,464,450		-	-	3,464,450
Lease liability	58,919		116,651	60,921	236,491
RSU obligation	18,398		-	-	18,398
Convertible debt	1,361,525		11,988,362	-	13,349,887
Total liabilities	$18,968,311		$12,105,013	$60,921	$31,134,245

As at December 31, 2022	Less than 1 year	1 - 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$10,600,080	$-	$-	$10,600,080
Loans payable	145,866	20,689	-	166,555
Lease liability	4,807	4,807	-	9,614
RSU obligation	295,747	-	-	295,747
Derivative liability	-	4,827	-	4,827
Total liabilities	$11,046,500	$30,323	$-	$11,076,823

24. Income Tax

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2023	2022

Net income (loss) before income taxes	$758,132	$(6,121,754)
Effective tax rate	27%	27%
Expected income tax recovery	$204,696	$(1,652,874)
Change in statutory, foreign tax, foreign exchange rates, and other	(204,794)	238,194
Permanent differences	1,335,140	649,306
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	249,576	-
Change in unrecognized deductible temporary differences	275,708	765,374
Total	$1,860,326	$-

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

24.	Income Tax (continued)

The tax effected items that give rise to significant portions of the deferred tax assets and deferred tax liabilities as at year-end are presented below:

	2023	2022
Deferred tax liabilities
Exploration and evaluation assets	$(9,990,074)	$(1,426,133)
Property and equipment	(60,011)	-
Convertible debt	(327,305)	-

Deferred tax assets
Assets held for sale	$311,357	$-
Asset retirement obligation	1,249,406
Non-capital losses	6,685,079	1,426,133
Net deferred tax assets (liabilities)	$(2,131,548)	$-

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2023	Expiry	2022	Expiry

Share issue costs	2,782,651	2027	2,119,858	2027
Property and equipment	16,101	N/A	153,117	N/A
Asset retirement obligation	-	N/A	5,718,041	N/A

Non-capital losses	24,377,533	See below	28,385,944	See below
Canada	10,360,380	2042 to 2043	3,995,237	2042
USA	4,228,651	indefinite	16,533,694	indefinite
USA	9,785,059	2028 to 2037
Turkey	-	N/A	723,950	2024 to 2027
Bulgaria	3,443	2028	2,401	2027

25. Commitments and Contingencies

Close-out Fund

The Company has committed to contribute to the Close-Out Fund (Note 13) and is required to deposit 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained. The amount accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project.

Arbitration

The Company through its’ subsidiary PPE Turkey has advanced arbitration against an offshore drilling rig contractor for $20.3 million for gross negligent and breach of contact involving health and safety issues during the prior year drilling program resulting in loss and damages to Company (the “Trillion Losses”). Liability is not admitted, the litigation is at the inception, and thus, legal counsel has advised that is it too soon to predict the outcome or the quantum of damages that will be assessed. The Company is confident that its case has merit.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

25.	Commitments and Contingencies (continued)

The Company and its subsidiary PPE Turkey is defending an action brought by the same drilling contractor in Europe to which it has advanced an arbitration claim, for drilling services and lost profits seeking $5 million. As no document disclosure has occurred at this time, and the litigation is at its inception, legal counsel has been unable to provide an opinion on the merits of the action or defenses.

In accordance with guidance for contingent assets and liabilities, no provision for any potential recovery of the Trillion Losses will be made until recovery is virtually certain. If the Company’s claim is successful, the award will exceed the amount, if any, that is payable to the drilling contractor in its claim, notwithstanding the same, the Company has evaluated the two competing actions separately. As such, the Company has recorded an amount in accounts payable and accrued liabilities for the disputed drilling services for $3 million, and has not yet recorded, due to the status of its arbitration claim, any asset amount for its $20.3 million claim against the drilling contractor. Once legal opinion as to the likely outcome has been obtained, the Company intends to revise the contingent amounts.

Maturity date of TR1 Master Fund loans

The Company has two loan agreements dated July 1, 2023 with TR1 Master Fund whereby the Company owes $2,822,250 in principal and accrued interest as at December 31, 2023 (Note 10). An agent for the receiver of TR1 Master Fund has demanded payment of the loans as the loans indicate that they were due on December 31, 2023. The Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. Negotiations on repayment of the loans with the agent of the receiver for TR1 Master Fund are ongoing.

26. Subsequent Events

On January 2, 2024, the Company entered into a consulting agreement with San Diego Torry Hills Capital, Inc for consulting services to the Company, including developing, coordinating, managing and executing a comprehensive corporate finance and investor relations campaign for the Company. Pursuant to the agreement, the Company granted 200,000 stock options at an exercise price of CAD$0.30. The options will expire January 2, 2027, and will vest quarterly as follows:

●	50,000 Options will vest on January 2, 2024;
●	50,000 Options will vest on April 2, 2024;
●	50,000 Options will vest on July 2, 2024; and
●	50,000 Options will vest on October 2, 2024;

Subsequent to December 31, 2023, the Company issued common shares as follows:

●	2,178,957 to settle RSUs owed as at December 31, 2023 and to settle other obligations incurred in 2024;
●	4,486,250 to settle debt;
●	673,375 pursuant to shares owed as part of a signing bonus, and to settle debt;
●	640,950 to settle debt and other obligations
●	333 pursuant to the conversion of CAD$1,000 of principal convertible debentures.

