Form 20-F/A
period 2023-12-31
Trillion Energy International Inc.
filed 2024-12-09
CIK 1648636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(RESTATED)

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Restatement of Previously Issued Form 20-F

The Company has restated its consolidated financial statements for the year ended December 31, 2023 as a result of a foreign exchange loss on intercompany accounts that was previously recorded in net loss, and which should have been recorded in other comprehensive loss. IAS 21, The effects of changes in foreign exchange rates, requires that foreign exchange gains and losses on items that form part of an entity’s net investment in a foreign operation, should be recognized in other comprehensive income or loss in the Company’s consolidated financial statements.

The restatement had no impact on the reported assets, liabilities, total shareholders’ equity, cash flows or comprehensive loss.

In addition, the Company has included comparative periods in these consolidated financial statements that were previously labeled “Unaudited” or “Audited”, these labels have been removed as the columns are now covered by the auditors’ report attached to these consolidated financial statements.

See note 27 of the restated consolidated financial statements for details of the balances and changes.

The table below highlights the resulting restatements in this Form 20-F:

For the year ended December 31, 2023	As previously reported $	Restatement $	As restated $

Foreign exchange loss	(10,990,604)	1,058,352	(9,932,252)
Total other income (expense)	4,239,593	1,058,352	5,297,945
Net loss	(1,102,194)	1,058,352	(43,842)

Net income (loss) per share – Basic and diluted	(0.01)	0.01	(0.00)

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

The independent auditors for the December 31, 2021 year end was Harbourside CPA LLP (“Harbourside”), Suite 1140 – 1185 West Georgia Street, Vancouver, BC V6E 4E6.

The consolidated financial statements for the years ended December 31, 2021 and December 31, 2020 were audited by Harbourside who expressed an unmodified opinion on those consolidated financial statements on April 29, 2022 in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As a result of the Company’s redomiciling from Delaware, USA to British Columbia, Canada, the Company became a foreign issuer in the USA and transitioned from US GAAP to IFRS for the purposes of its December 31, 2022 consolidated financial statements, which include the restatement of the comparative period for the year ended December 31, 2021 from US GAAP to IFRS. The restatement adjustments from US GAAP to IFRS for the December 31, 2021, comparative period were audited by MNP LLP.

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

	Year End Dec. 31, 2023	Year End Dec. 31, 2022	Year End Dec. 31, 2021
	(Restated)		(Restated)
Amounts in accordance with IFRS (presented in U.S. dollars):
Total assets	58,610,428	37,018,219	6,521,629
Total liabilities	36,397,856	16,392,288	10,982,859
Net working capital (deficiency)	(12,929,942)	(4,819,052)	342,551
Shareholders’ equity	22,212,572	20,625,931	(4,461,230)
Operating revenue	16,797,366	9,375,029	3,700,727
Net loss from operations	(43,842)	(6,121,754)	(4,893,126)
Loss per share (basic and diluted)	(0.00)	(0.10)	(0.15)
Weighted average number of common shares (basic and diluted)	81,084,843	62,491,482	31,633,222

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

A. Operating Results

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The net loss for the year ended December 31, 2023 decreased by $6,077,912 (restated) compared to the net loss for the year ended December 31, 2022 with a net loss recognized during the year ended December 31, 2023 of $43,842 (restated) as compared to a net loss of $6,121,754 for the year ended December 31, 2022. Factors contributing to the net loss for the year included the following:

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

Other Income (Expense)

For the year ended December 31, 2023, the Company had other income of $5,297,945 (restated) compared to other expenses of $2,185,242 for the year ended December 31, 2022. Other expenses for the year ended December 31, 2023 consists mainly of a foreign exchange loss of $9,932,252 (restated) (2022 – gain of $1,272,450), coupled with a loss on the impairment of assets held for sale of $1,556,787 (2022 - $nil) and a finance cost of $2,249,055 (2022 – $79,693) as a result of interest and accretion recognized on convertible debentures issued during the year. This is offset by the gain on net monetary position of $18,984,099 (2022 - $1,826,495).

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

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For this discussion, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on May 02, 2023.

B. Liquidity and Capital Resources

The following table summarizes our liquidity position:

	December 31, 2023 ($)	December 31, 2022 ($)	December 31, 2021 ($)
Cash	1,188,445	926,061	1,026,990
Working capital (deficit)	(12,929,942)	(4,819,052)	342,551
Total assets	58,610,428	37,018,219	6,521,629
Total liabilities	36,397,856	16,392,288	10,982,859
Stockholders’ equity	22,212,572	20,625,931	(4,461,230)

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

Net cash used in operating activities for the year ended December 31, 2023, was $1,526,577, compared to $7,031,965 cash provided by operating activities for year ended December 31, 2022. . The current period loss of $43,842 (restated) was coupled with $1,908,016 (restated) in net non-cash items and offset by $425,281 in changes in working capital items. This compares to a loss of $6,121,754, offset by $6,870,824 in working capital items and 6,282,895 in net non-cash items for the year ended December 31, 2022.

Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2022, was $37,427,683, compared to $181,845 used for the year ended December 31, 2021. Oil and gas properties expenditures increased to $37,712,406 from $66,122 in the comparative period and property and equipment expenditures increased to $696,929 from $180,739 in the comparative period

Net cash used in investing activities for the year ended December 31, 2023, was $18,783,032, compared to $37,427,683 used for the year ended December 31, 2022. Oil and gas properties expenditures increased by $21,552,534 from $37,712,406 as of December 31, 2022 to $59,264,940 as of December 31, 2023

Cash Provided by Financing Activities

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

Future Operating Requirements

Our current plan of operation is to increase production from the SASB field through artificial lift and smaller production tubing to ramp up cashflow to use cashflow to improve working capital. The funding for this plan and to pay down accounts payable will come from existing revenues streams, proceeds from sale of excess inventory from the previous drilling program and proceeds from sale of Cendere field. Through the same of inventory and Cendere oil field sale, the Company believes this will be sufficient to improve working capital to a management level. The Company does not currently have any plans to conduct an equity financing. The Company currently is open to receiving a bank loan or other long-term debt instruments to improve cashflow.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.

As at December 31, 2023 and 2022, the Company had no beneficial owners of 5% or more of the Company’s common stock.

As at December 31, 2021, the Company had one beneficial owner of 5% or more of the Company’s common stock as follows:

	Total Company Shares issued and outstanding		Shareholder Position	% Ownership
2021
Arthur Halleran President, CEO and Director	185,169,793	*	10,576,768	5.7

*Note the company rolled its shares back 5:1 during September 2023

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

At December 31, 2023, accounts payable and accrued liabilities included $115,526 (December 31, 2022 - $210,070, December 31, 2021 - $13,831) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2023, management fees and salaries of $924,083 (2022 - $711,766, 2021 - $438,000), director fees of $145,500 (2022 - $92,000, 2021 - $72,000), consulting fees of $52,313 (2022 and 2021 - $nil), and stock-based compensation of $1,294,051 (2022 - $926,119, 2021 - $nil) were incurred to related parties.

During the year ended December 31, 2023, the Company issued 808,680 shares to directors for services performed and for RSU’s which were granted and vested in previous periods.

During the year ended December 31, 2023, the Company issued 80,000 shares with a fair value of $115,304 to a director to settle debt of CAD$160,000 (US$ $118,261) and recognized a gain on the settlement of $2,957. During the year ended December 31, 2022, the Company issued 400,000 units with a fair value of $260,681 for the settlement of accounts payable owed to related parties in the amount of $260,681, resulting in no gain or loss. During the year ended December 31, 2021, the Company issued 283,333 units with a fair value of $70,833 for the settlement of accounts payable owed to related parties in the amount of $70,833, resulting in no gain or loss.

During the year ended December 31, 2023, the Company repurchased 586,868 RSU’s from directors and recognized a reduction to equity of $799,212 on the transaction. $473,331 of the RSU’s repurchased was applied against outstanding notes receivable.

During the year ended December 31, 2022, the Company issued Nil (2021 – 1,029,333) common shares relating to the exercise of Nil (2021 – 895,333) warrants and Nil (2021 – 134,000) options held by related parties. As consideration, the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $Nil (2021 - $518,820 (CAD$648,078)).

As at December 31, 2023, notes receivable included $Nil (December 31, 2022 - $450,325, December 31, 2021 – $517,985) due from related parties. The amounts previously receivable were unsecured, bear interest at 5% per annum and mature one to two years from issuance.

As at December 31, 2023, notes payable included CAD$402,115 (USD$420,281) (December 31, 2022 and 2021 - $Nil) due to related parties. The note payable is unsecured, bears interest at 6% per annum and matures on December 31, 2024.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of pROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2023, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to a material weakness in our internal control over financial reporting, as further discussed below.

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective December 12, 2022, the Company announced that Harbourside CPA LLP (the “Former Auditor”) on its own initiative having decided to stop operations effective on or about August 25, 2022 and certain partners of the Former Auditor joined MNP LLP, and that MNP LLP (the “Successor Auditor”) has been appointed as the Corporation’s auditor effective December 12, 2022. The resignation of the Former Auditor and the appointment of the Successor Auditor have been approved by the board of directors of the Company.

The consolidated financial statements for the years ended December 31, 2021 and December 31, 2020 were audited by the Former Auditor who expressed an unmodified opinion on those consolidated financial statements on April 29, 2022 in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

There were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Refer to Exhibit 13.3 for the required letter from the Former Auditor.

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

Index to Financial Statements

Restated Consolidated Financial Statements of Trillion Energy International Inc. for the years ended December 31, 2023, 2022 and 2021

Report of MNP LLP dated April 29, 2024, except for the restatement paragraph above, and Notes 1, 21, 24, and 27, as to which the date is December 4, 2024

MNP LLP PCAOB ID# 1930

Report of Harbourside CPA, LLP dated April 29, 2022

Restated Consolidated Statements of Financial Position as of December 31, 2023, 2022, 2021 and January 1, 2021

Restated Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2023, 2022, and 2021

Restated Consolidated Statements of Stockholders’ Equity (Deficiency) for the year ended December 31, 2023, 2022, and 2021

Restated Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021

Notes to the Restated Consolidated Financial Statements

Item 19. EXHIBITS

Copies of the following documents are filed with this Form 20-F Annual Report as exhibits:

Index of Exhibits

11.1	Code of ethics and business conduct

12.1	Section 302 Certification of CEO

12.2	Section 302 Certification of CFO

13.1	Section 906 Certification of CEO

13.2	Section 906 Certification of CFO

13.3	Letter from Former Auditor

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRILLION ENERGY INTERATIONAL INC.

Dated:	December 9, 2024	Per:
/s/ Arthur Halleran
Arthur Halleran,
President and Chief Executive Officer

Per:
/s/ David Thompson
David Thompson,
Chief Financial Officer

Trillion Energy International Inc.

RESTATED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 2023, 2022, AND 2021

(Stated in United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Trillion Energy International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Trillion Energy International Inc. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). As part of our audit of the consolidated financial statements for the year ended December 31, 2022, we also audited the adjustments that were applied to restate certain comparative information for the year ended December 31, 2021 and as at January 1, 2021 relating to the transition to IFRS described in Note 2 (u) to the consolidated financial statements, and the adjustments that were applied to correct misstatements in the consolidated financial statements for the years ended December 31, 2021 and 2022 described in Note 27 to the consolidated financial statements. We also audited the adjustments that were applied to correct misstatements in the consolidated financial statements for the year ended December 31, 2023 described in Note 27 to the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Our opinion is not modified in respect to the adjustments made to restate certain information for the year ended December 31, 2021 and as at January 1, 2021.

The consolidated financial statements for the year ended December 31, 2021 and December 31, 2020 (not presented herein but from which the comparative information as at January 1, 2021 has been derived), excluding the adjustments that were applied to restate certain comparative information were audited by another auditor whose report dated April 29, 2022 expressed an unmodified opinion on those consolidated financial statements.

We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of the Company for the year ended December 31, 2021 and as at January 1, 2021, other than with respect to the adjustments described above. Accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended December 31, 2021 or as at January 1, 2021 taken as a whole.

Restatement

As discussed in Note 27 to the consolidated financial statements, the 2023 consolidated financial statements have been restated to correct a misstatement. Our opinion is not modified in respect of this error.

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

We considered this a critical audit matter due to the significance of the oil and gas properties, the significant judgment required to evaluate the results of our audit procedures regarding the estimate of oil and gas reserves and the judgments made by management in its assessment of indicators of impairment related to oil and gas properties, which have resulted in a high degree of subjectivity in performing audit procedures related to these judgments applied by management.

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

Calgary, Canada

April 29, 2024, except for the restatement paragraph above, and Notes 1, 21, 24, and 27, as to which the date is December 4, 2024

Harbourside CPA LLP has ceased operations with respect to public companies and is no longer registered with the PCAOB. This audit report has been reissued on the consolidated financial statements before the adjustments that were applied to correct for a US GAAP error as described in Note 27, and to restate the 2021 and 2020 consolidated financial statements from US GAAP to IFRS.

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

TRILLION ENERGY INTERNATIONAL INC.

Index to the Restated Consolidated Financial Statements for the Years Ended December 31, 2023, 2022, and 2021

TRILLION ENERGY INTERNATIONAL INC.

Restated Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	December 31, 2023 (Restated – Note 27)	December 31, 2022	December 31, 2021 (Note 27)	January 1, 2021 (Note 27)

ASSETS
Current assets:
Cash and cash equivalents		$1,188,445	$926,061	$1,026,990	$202,712
Amounts receivable	3	1,593,345	4,337,825	709,805	773,311
Prepaid expenses and deposits	4	603,435	962,812	95,503	24,302
Assets held for sale	5	1,479,429	-	-	-
Total current assets		4,864,654	6,226,698	1,832,298	1,000,325
Oil and gas properties, net	6	52,654,100	30,049,794	1,420,613	2,224,473
Evaluation and exploration assets	7	-	-	3,116,146	3,122,443
Property and equipment, net	8	720,550	741,727	147,134	128,257
Restricted cash		-	-	5,438	11,763
Long-term deposits	4	371,124	-	-	-
Total assets		$58,610,428	$37,018,219	$6,521,629	$6,487,261
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9,19	$14,065,019	$10,600,080	$852,481	$1,496,510
RSU obligation	18	18,398	295,747	-	-
Loans payable	10	3,464,450	145,866	630,534	549,424
Convertible debt – accrued interest	12	227,092	-	-	-
Lease liability	11	19,637	4,057	6,732	12,116
Total current liabilities		17,794,596	11,045,750	1,489,747	2,058,050
Asset retirement obligation	13	6,247,027	5,316,470	8,993,108	9,355,422
Loans payable	10,19	-	20,689	18,513	17,730
Convertible debt	12	10,102,627	-	-	11,027
Lease liabilities	11	122,058	4,552	8,592	27,693
Derivative liability	17	-	4,827	472,899	1,804,572
Deferred tax liability	24	2,131,548	-	-	-
Total liabilities		36,397,856	16,392,288	10,982,859	13,274,494
Stockholders’ equity:
Share capital		74,586,724	64,750,270	35,117,130	26,332,622
Notes and amounts receivable for equity issued	14,19	(113,309)	(1,062,062)	(1,193,641)	-
Warrant and option reserve		6,239,370	5,682,869	1,165,170	1,177,099
Shares to be cancelled		7,645	7,645	5,323	-
Obligation to issue shares		396,177	94,210	7,450	15,342
Accumulated other comprehensive loss		(14,023,189)	(4,009,997)	(847,412)	(490,172)
Accumulated deficit		(44,880,846)	(44,837,004)	(38,715,250)	(33,822,124)
Total stockholders’ equity (deficiency)		22,212,572	20,625,931	(4,461,230)	(6,787,233)
Total liabilities and stockholders’ equity		$58,610,428	$37,018,219	$6,521,629	$6,487,261

Nature of operations (Note 1)

IFRS first-time adoption (Note 2(u))

Subsequent events (Note 26)

APPROVED BY THE BOARD OF DIRECTORS ON DECEMBER 4, 2024:

“Arthur Halleran”	“David Thompson”
Director	Director

See accompanying notes to the restated consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Restated Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

	Notes	Year ended December 31, 2023 (Restated – Note 27)	Year ended December 31, 2022	Year ended December 31, 2021 (Note 27)

Revenue
Oil and gas revenue, net	21	$16,797,366	$9,375,029	$3,700,727
Cost and expenses
Production		4,365,710	3,567,875	2,617,118
Depletion	6	5,119,174	1,451,032	415,686
Depreciation	8	175,764	145,035	31,768
Accretion of asset retirement obligation	13	219,536	264,075	91,983
Stock-based compensation	16,18	2,397,261	2,118,917	336,366
General and administrative	20	7,294,972	6,397,500	3,162,934
Geological and geophysical expenses		706,410	636,248	-
Impairment of exploration and evaluation assets	7	-	3,101,343	-
Total expenses		20,278,827	17,682,025	6,655,855
Loss before other income (expenses)		(3,481,461)	(8,306,996)	(2,955,128)

Other income (expense)
Interest income		19,179	86,739	46,217
Finance cost	10,12	(2,249,055)	(79,693)	(302,413)
Foreign exchange gain (loss)		(9,932,252)	1,272,450	25,669
Gain (loss) on extinguishment accounts payable		(8,500)	97,051	(159,383)
Change in fair value of derivative liability	17	4,827	(686,504)	(1,590,762)
Loss on settlement agreement	19	-	(285,120)	-
Loss on write-off of notes and other receivables	12	-	(46,176)	-
Loss on impairment of assets held for sale	5	(1,556,787)	-	-
Loss on issuance of shares	15	(17,342)	-	-
Gain on net monetary position	2	18,984,099	1,826,495	-
Gain on sale of equipment	8	19,535	-	40,074
Gain on termination of lease	8,11	31,864	-	-
Other income		2,377	-	2,600
Total other income (expense)		5,297,945	2,185,242	(1,937,998)
Net income (loss) before taxes		1,816,484	(6,121,754)	(4,893,126)
Deferred tax expense	24	(1,860,326)	-	-
Net loss		(43,842)	(6,121,754)	(4,893,126)
Other comprehensive loss
Foreign currency translation		(10,013,192)	(3,636,492)	(357,240)
Comprehensive loss		$(10,057,034)	$(9,758,246)	$(5,250,366)

Net income (loss) per share – Basic and diluted		$(0.00)	$(0.10)	$(0.15)

Weighted average shares outstanding – Basic and diluted		81,084,843	62,491,482	31,633,222

See accompanying notes to the restated consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Restated Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. dollars)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance, December 31, 2020	25,067,831	$26,332,622	$1,177,099	$-	$15,342	$-	$(490,172)	$(33,822,124)	$(6,787,233)
Issuance of common stock	2,566,398	268,545	-	-	(15,342)	-	-	-	253,203
Stock issued for debt settlement	1,050,548	157,178	-	-	-	-	-	-	157,178
Warrants exercised to settle debt	280,000	194,359	-	-	-	-	-	-	194,359
Stock issued for services	626,118	765,576	-	-	-	-	-	-	765,576
RSU grants and vesting	255,000	204,525	-	-	7,450	-	-	-	211,975
Warrants exercised (Restated)	5,974,024	5,928,944	-	-	-	5,323	-	-	5,934,267
Options exercised	782,000	590,111	(136,320)	(1,193,641)	-	-	-	-	(739,850)
Conversion of debentures	432,000	522,519	-	-	-	-	-	-	522,519
Warrants issued for loan	-	152,751	-	-	-	-	-	-	152,751
Options issued	-	-	108,775	-	-	-	-	-	108,775
Warrants issued	-	-	15,616	-	-	-	-	-	15,616
Net loss and comprehensive loss	-	-	-	-	-	-	(357,240)	(4,893,126)	(5,250,366)
Balance, December 31, 2021 (Note 27)	37,033,919	$35,117,130	$1,165,170	$(1,193,641)	$7,450	$5,323	$(847,412)	$(38,715,250)	$(4,461,230)
Impact of change in functional currency	-	-	309,737	-	-	-	-	-	309,737
Issuance of common stock	35,838,968	29,097,587	2,253,535	-	-	-	-	-	31,351,122
Stock issuance costs	-	(2,649,823)	-	-	-	-	-	-	(2,649,823)
Stock issued for debt settlement	600,000	391,021	-	-	-	-	-	-	391,021
Stock issued for prepaid services	221,818	169,396	-	-	-	-	-	-	169,396
Shares issued for RSUs	220,000	111,122	-	-	(7,540)	-	-	-	103,582
Warrants exercised	2,185,366	3,144,128	(935,888)	(10,310)	-	-	-	-	2,197,930
Options exercised	675,000	1,152,269	(474,906)	(41,349)	-	2,322	-	-	638,336
Finder’s warrants issued	-	(1,782,560)	1,782,560	-	-	-	-	-	-
Repayment or write-offs of notes receivables	-	-	-	183,238	-	-	-	-	183,238
Options issued	-	-	1,421,267	-	-	-	-	-	1,421,267
Equity to be issued for settlement agreement	-	-	-	-	94,300	-	-	-	94,300
RSUs to be issued	-	-	298,322	-	-	-	-	-	298,322
RSU repurchase	-	-	(136,928)	-	-	-	-	-	(136,928)
Impact of hyperinflation	-	-	-	-	-	-	473,907	-	473,907
Net loss and comprehensive loss	-	-	-	-	-	-	(3,636,492)	(6,121,754)	(9,758,246)
Balance, December 31, 2022	76,775,071	$64,750,270	$5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931

Balance, December 31, 2022	76,775,071	$64,750,270	$5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931
Issuance of common stock	5,000	2,215	-	-	-	-	-	-	2,215
Options exercised	440,000	972,085	(429,221)	-	-	-	-	-	542,864
Stock issued for RSUs	1,762,805	1,462,778	(1,146,982)	-	-	-	-	-	315,796
Stock issued for debt settlement	150,000	212,402	-	-	-	-	-	-	212,402
Stock issued in market offering	36,057,934	7,960,687	-	-	-	-	-	-	7,960,687
Stock issuance costs	-	(803,012)	259,955	-	-	-	-	-	(543,057)
Stock issued for services	60,000	29,299	58,881	-	18,873	-	-	-	107,053
Stock-based compensation – options	-	-	118,202	-	-	-	-	-	118,202
Stock-based compensation – RSU’s	-	-	1,879,832	-	-	-	-	-	1,879,832
RSU’s repurchased	-	-	(919,790)	604,537	-	-	-	-	(315,253)
Convertible debt – Equity component	-	-	1,004,524	-	-	-	-	-	1,004,524
Deferred tax on equity component of convertible debt			(271,222)						(271,222)
Reduction of notes receivables	-	-	-	344,216	-	-	-	-	344,216
RSU grant accrual	-	-	2,322	-	283,094	-	-	-	285,416
Net loss and comprehensive loss (Restated – Note 27)	-	-	-	-	-	-	(10,013,192)	(43,842)	(10,057,034)
Balance, December 31, 2023 (Restated - Note 27)	115,250,810	$74,586,724	$6,239,370	$(113,309)	$396,177	$7,645	$(14,023,189)	$(44,880,846)	$22,212,572

See accompanying notes to the restated consolidated financial statements

TRILLION ENERGY INTERNATIONAL INC.

Restated Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Years ended December 31,
	2023 (Restated – Note 27)	2022	2021 (Note 27)
Operating activities:
Net loss for the year	$(43,842)	$(6,121,754)	$(4,893,126)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,397,261	2,118,917	336,366
Stock issued for services	89,711	169,396	765,576
Depletion	5,119,174	1,451,032	415,686
Depreciation	175,764	145,035	31,768
Accretion of asset retirement obligation	219,536	264,075	91,983
Accretion and accrued interest expense	1,393,604	26,365	192,258
Interest income	(19,179)	(54,623)	(17,733)
Change in fair value of derivative liability	(4,827)	686,504	1,590,762
Unrealized foreign exchange (gain) loss	4,313,483	(32,899)	50,916
Provision for settlement	-	285,120	-
(Gain) loss on debt settlement	8,500	(97,051)	159,383
Loss on issuance of shares	17,342	-	-
Loss on impairment of assets held for sale	1,556,787	-	-
Loss on impairment of exploration and evaluation assets	-	3,101,343	-
Loss on write-off of notes and other receivables	-	46,176	-
Gain on net monetary position	(18,984,099)	(1,826,495)	-
Gain on disposal of equipment	(19,535)	-	(40,074)
Gain on termination of lease	(31,864)	-	-
Deferred tax expense	1,860,326	-	-
Changes in non-cash working capital items:
Restricted cash	-	5,438	6,325
Amounts receivable	1,448,844	(3,959,821)	(469,752)
Prepaid expenses and deposits	(677,165)	(883,254)	(71,201)
Accounts payable and accrued liabilities	(346,398)	11,708,461	(18,680)
Net cash (used in) provided by operating activities	(1,526,577)	7,031,965	(1,869,543)
Investing activities:
Property and equipment expenditures	(60,176)	(696,929)	(180,739)
Oil and gas properties expenditures	(56,381,768)	(44,369,191)	(66,122)
Disposal of equipment	-	64,588	65,016
Advances from JV Partners	29,623,835	6,656,785	-
Changes in non-cash working capital items:
Prepaid expenses and deposits	178,536	-	-
Accounts payable and accrued liabilities	7,856,541	917,064	-
Net cash used in investing activities	(18,783,032)	(37,427,683)	(181,845)
Financing activities:
Proceeds from stock subscriptions received, net	7,417,630	28,701,299	544,880
Proceeds from exercise of options	542,864	571,066	191,032
Proceeds from exercise of warrants	2,215	1,208,249	1,772,884
Proceeds from loans payable	4,988,296	199,007	525,642
Repayments of loans payable	(2,719,721)	(696,853)	(394,883)
Repayment of notes receivable	80,991	136,611	23,745
Proceeds from convertible debt	10,359,398	-	-
Lease payments	(85,271)	(4,121)	(7,634)
Net cash provided by financing activities	20,586,402	30,115,258	2,655,666
Effect of exchange rate changes on cash and cash equivalents	(14,409)	179,531	220,000
Net increase (decrease) in cash and cash equivalents	262,384	(100,929)	824,278
Cash and cash equivalents, beginning of year	926,061	1,026,990	202,712
Cash and cash equivalents, end of year	$1,188,445	$926,061	$1,026,990

	Years ended December 31,
	2023	2022	2021
Supplemental information:
Interest paid on credit facilities	$795,451	$105,805	$29,980
Non-cash investing and financing activities:
Stock issued for debt settlement	$212,402	$391,021	$351,537
Stock issued for prepaid expenses	$-	$158,698	$-
Stock issued for services	$89,711	$169,396	$765,576
Stock issued for debt conversion	$-	$-	$522,519
Right-of-use asset additions	$236,201	$-	$-

See accompanying notes to the restated consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. At December 31, 2023, the Company’s current liabilities exceeded its current assets by $12,929,942 (2022 - $4,819,052) and its accumulated deficit amounts to $44,880,846 (restated – Note 27) (2022 - $44,837,004). In addition, for the year ended December 31, 2023, the Company used cash of $1,526,577 (2022 – provided cash of $7,031,965) in operating activities. The Company’s continuation as a going concern is dependent upon its ability to complete financings sufficient to meet current and future obligations, the successful results from its business activities, and its ability to operate profitably and generate funds. Although the Company raised capital in current and previous reporting periods, additional funding will be required to continue current operations and further advance its existing oil and gas assets in the upcoming 12 months. These factors indicate the existence of material uncertainty which raises substantial doubt about the Company’s ability to continue as a going concern.

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

For the years ended December 31, 2023, 2022 and 2021

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

These restated consolidated financial statements were approved and authorized for issuance by the Board of Directors on December 4, 2024.

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

For the years ended December 31, 2023, 2022 and 2021

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

(m) Stock-Based Compensation

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(m)	Stock-Based Compensation (continued)

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(r) Convertible Debt

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

(s) Assets Held For Sale

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

(t) New IFRS pronouncements

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(u) First-time Adoption of IFRS

The consolidated financial statements for the year ended December 31, 2022, were the first set of financial statements that the Company prepared in accordance with IFRS. The Company previously prepared its consolidated financial statements, up to and including December 31, 2021, in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Accordingly, the Company has prepared consolidated financial statements that comply with IFRS applicable for the year ended December 31, 2022, together with the comparative period data for the year ended December 31, 2021. In preparing the consolidated financial statements for the year ended December 31, 2022, the Company’s opening consolidated statement of financial position was prepared as at January 1, 2021, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its US GAAP consolidated financial statements.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

Reconciliation of financial position as at January 1, 2021 (date of transition to IFRS)

	Notes	US GAAP (Note 27)	Effect of Transition to IFRS (Note 27)	IFRS (Note 27)
ASSETS
Current assets:
Cash and cash equivalents		$202,712	$-	$202,712
Account receivables		773,311	-	773,311
Prepaid expenses and deposits		24,302	-	24,302
Total current assets		1,000,325	-	1,000,325
Oil and gas properties, net	1,2,5	5,346,916	(3,122,443)	2,224,473
Exploration and evaluation assets	1	-	3,122,443	3,122,443
Property and equipment, net		128,257	-	128,257
Restricted cash		11,763	-	11,763
Total assets		$6,487,261	$-	$6,487,261
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$1,496,510	$-	$1,496,510
Loans payable - current		549,424	-	549,424
Lease liability - current		12,116	-	12,116
Total current liabilities		2,058,050	-	2,058,050
Asset retirement obligation	2	4,010,624	5,344,798	9,355,422
Loans payable		17,730	-	17,730
Convertible debt		11,027	-	11,027
Derivative liability		1,804,572	-	1,804,572
Lease liability		27,693	-	27,693
Total liabilities		7,929,696	5,344,798	13,274,494
Stockholders’ deficiency:
Additional paid in capital	3	27,508,468	(27,508,468)	-
Share capital	3	1,253	26,331,369	26,332,622
Stock subscriptions and stock to be issued		15,342	-	15,342
Warrant and option reserve	3	-	1,177,099	1,177,099
Accumulated other comprehensive loss		(490,172)	-	(490,172)
Accumulated deficit		(28,477,326)	(5,344,798)	(33,822,124)
Total stockholders’ deficiency		(1,442,435)	(5,344,798)	(6,787,233)
Total liabilities and stockholders’ deficiency		$6,487,261	$-	$6,487,261

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

Reconciliation of financial position as at December 31, 2021

	Notes	US GAAP (Note 27)	Restatement (Note 27)	Effect of Transition to IFRS (Note 27)	IFRS (Note 27)
ASSETS
Current assets:
Cash and cash equivalents		$1,026,990	$-	$-	$1,026,990
Accounts receivable		709,805	-	-	709,805
Prepaid expenses and deposits		95,503	-	-	95,503
Total current assets		1,832,298	-	-	1,832,298
Oil and gas properties, net	1,2,5	5,172,943	-	(3,752,330)	1,420,613
Exploration and evaluation assets	1	-	-	3,116,146	3,116,146
Property and equipment, net		147,134	-	-	147,134
Restricted cash		5,438	-	-	5,438
Total assets		$7,157,813	$-	$(636,184)	$6,521,629
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$852,481	$-	$-	$852,481
Loans payable		630,534	-	-	630,534
Lease liability		6,732	-	-	6,732
Total current liabilities		1,489,747	-	-	1,489,747
Asset retirement obligation	2	4,426,978	-	4,566,130	8,993,108
Loans payable		18,513	-	-	18,513
Derivative liability		472,899	-	-	472,899
Lease liability		8,592	-	-	8,592
Total liabilities		6,416,729	-	4,566,130	10,982,859
Stockholders’ equity (deficiency):
Additional paid-in capital	3,4	33,295,413	3,064,400	(36,359,813)	-
Share capital	3,4	1,828	-	35,115,302	35,117,130
Notes and amounts receivable for equity issued		(1,193,641)	-	-	(1,193,641)
Warrant and option reserve	3	-	-	1,165,170	1,165,170
Shares to be cancelled		5,323	-	-	5,323
Obligation to issue Shares		7,450	-	-	7,450
Accumulated other comprehensive loss		(847,412)	-	-	(847,412)
Accumulated deficit		(30,527,877)	(3,064,400)	(5,122,973)	(38,715,250)
Total stockholders’ equity (deficiency)		741,084	-	(5,202,314)	(4,461,230)
Total liabilities and stockholders’ equity (deficiency)		$7,157,813	$-	$(636,184)	$6,521,629

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

Reconciliation of operation results for the year ended December 31, 2021

	Notes	US GAAP (Note 27)	Restatement (Note 27)	Effect of Transition to IFRS (Note 27)	IFRS (Note 27)
Revenue
Oil and natural gas sales		$3,700,727	$-	-	$3,700,727
Cost and expenses
Production		2,617,118	-	-	2,617,118
Depletion	5	233,798	-	181,888	415,686
Depreciation		31,768	-	-	31,768
Accretion of asset retirement obligation	2	416,354	-	(324,371)	91,983
Investor relations		914,770	-	-	914,770
Stock based compensation		336,366	-	-	336,366
General and administrative		2,248,164	-	-	2,248,164
Total expenses		6,798,338	-	(142,483)	6,655,855
Loss before other income (expenses)		(3,097,611)	-	142,483	(2,955,128)
Other income (expenses)
Interest income		46,217	-	-	46,217
Interest expense		(126,027)	-	-	(126,027)
Finance cost		(176,386)	-	-	(176,386)
Foreign exchange loss		25,669	-	-	25,669
Loss on debt extinguishment	4	(238,724)	-	79,341	(159,383)
Change in fair value of derivative liability		1,473,638	(3,064,400)	-	(1,590,762)
Gain on disposal of equipment		40,074	-	-	40,074
Other expense		2,600	-	-	2,600
Total other income (expenses)		1,047,061	(3,064,400)	79,341	(1,937,998)
Net loss		$(2,050,550)	$(3,064,400)	221,824	$(4,893,126)

Loss per share		$(0.06)	$(0.10)	0.01	$(0.15)
Weighted average number of shares outstanding		31,633,222	-	-	31,633,222

Other comprehensive loss
Foreign currency translation adjustments		$(357,240)	$-	-	$(357,240)
Comprehensive loss		$(2,407,790)	$(3,064,400)	221,824	$(5,250,366)

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(2)	Asset retirement obligation

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

Under US GAAP, share-based payments were presented as additional paid-in capital. Upon transition to IFRS, a reclassification adjustment has been made to separately present the amount related to share-based compensation of $1,177,099 as at January 1, 2021. The remaining additional paid-in capital has been reclassified to share capital. The reclassification adjustment as at December 31, 2021 was $1,040,779.

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

The Company is depleting its oil and gas properties over the proved reserves. IFRS requires an entity to include the estimated future costs to develop the reserves in the calculation of depletion. The calculation of depletion under US GAAP did not include the estimated future development costs as the Company applied Electronic Code of Federal Regulation Title 17 Section 210.4-1, Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975, to exclude the estimated future expenditures associated with a major development. As a result, oil and gas properties, net, increased by $181,888 as at December 31, 2021. For the year ended December 31, 2021, the depletion charge included in the consolidated statements of loss and comprehensive loss, increased by $181,888.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. dollars)

3. Amounts Receivable

	December 31, 2023	December 31, 2022	December 31, 2021
Accounts receivable	$1,403,781	$4,207,739	$703,140
GST receivable	46,642	71,284	-
Interest receivable	44,339	52,538	-
Due from related parties	35,295	3,913	4,173
Other	63,288	2,351	2,492
	$1,593,345	$4,337,825	$709,805

4. Prepaid expenses and deposits

	December 31, 2023	December 31, 2022	December 31, 2021
Exploration and production advances	$174,031	$871,527	$-
Prepaid expenses	426,487	83,852	95,503
Prepaid taxes	2,917	7,433	-
Close-Out Fund (Note 13)	371,124	-	-
	$974,559	$962,812	$95,503

Prepaid expenses and deposits – Current	$603,435	$962,812	$95,503
Long-term deposits	$371,124	$-	$-

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

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

7. Exploration & Evaluation Assets

	Unproved properties	Unproven properties
	Turkey	Bulgaria	Total
As at January 1, 2021	$-	$3,122,443	$3,122,443
Currency translation adjustment		(6,297)	(6,297)
As at December 31, 2021	$-	$3,116,146	$3,116,146
Impairment	-	(3,101,343)	(3,101,343)
Currency translation adjustment	-	(14,803)	(14,803)
As at December 31, 2022 and 2023	$-	$-	$-

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

9. Accounts Payable and Accrued Liabilities

	December 31, 2023	December 31, 2022	December 31, 2021
Accounts payable	$13,567,262	$8,376,620	$699,035
Accrued liabilities	77,078	886,324	113,616
Payroll, withholding and sales tax liabilities	420,679	420,072	39,830
Cash calls received from JV partner	-	917,064	-
	$14,065,019	$10,600,080	$852,481

10. Loans Payable

As at	December 31, 2023	December 31, 2022	December 31, 2021
Unsecured, interest-bearing loans at 10% per annum[1]	$-	$12,107	$107,167
Unsecured, interest bearing loans at 12% per annum[1]	-	-	39,069
Unsecured, interest-bearing loan at 45.33% per annum[2]	-	56,537	-
Unsecured, interest-bearing loan at TLREF + 3.5944% per annum[3]	-	97,911	-
Unsecured, interest-bearing loan at 37.7% per annum[4]	19,461	-	-
Unsecured, interest-bearing loan at 6% per annum[7,8]	614,899	-	-
Unsecured, interest-bearing loan at 1% per month[6]	2,822,250	-	-
Unsecured, non- interest-bearing loan[9]	7,840	-	-
Unsecured, interest bearing loan at 19.4% per annum[11]	-	-	25,642
Unsecured, interest bearing loan at 13.25% per annum[12]	-	-	3,534
Unsecured, interest bearing loan at 15% per annum[13]	-	-	473,635
Total loans payable	3,464,450	166,555	649,047
Current portion of loans payable	(3,464,450)	(145,866)	(630,534)
Long-term portion of loans payable	$-	$20,689	$18,513

(1)	Loans bearing interest accrue at 10% and 12% per annum are all unsecured. The loans matured between January and April 1, 2021 and thereafter were due on demand. During the year ended December 31, 2023, the Company made principal payments of $Nil (2022 - $135,868) and $Nil (2022 - $3,515) in interest payments. During the year ended December 31, 2023, the Company wrote off the remaining balance of $12,107.

(2)	On May 25, 2022, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺1,500,000 (or approximately USD$91,961). The loan matures on May 23, 2024, and bears interest at 45.33% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2023, the Company made $45,832 (2022 - $26,968) in principal payments and $14,717 (2022 - $20,636) in interest payments.

(3)	On November 23, 2022, Garanti Bank extended a short-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately USD$107,356). The loan matures on November 23, 2023, and bears interest at the Turkish Lira Overnight Reference Rate (“TLREF”) plus 3.5944% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2023, the Company made $79,372 (2022 - $10,183) in principal payments and $4,264 (2022 - $1,607) in interest payments.

(4)	On March 13, 2023, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately USD$105,386). The loan matures on March 12, 2024, and bears interest at 37.67% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2023, the Company made $61,627 (2022 - $nil) in principal payments and $18,676 (2022 - $nil) in interest payments.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

10.	Loans Payable (continued)

(5)	On February 1, 2023, the Company entered into an agreement with TR1 Master Fund to borrow $2,200,000. The loan was issued with a $200,000 discount and bears interest at a rate of 1% per month. The maturity date is April 1, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payment on the loan is $100,000. Upon repayment of the loan at any time, the Company has to pay an exit fee of $50,000. The minimum interest payment and exit fee have been recorded on the consolidated statements of income (loss) and comprehensive income (loss) as finance costs. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. On April 26, 2023, the Company repaid the loan in its entirety, including the minimum interest and exit fee. In addition to the minimum interest and exit fee, the Company recorded interest expense of $200,000, representing the accretion of the discount.

(6)	On July 1, 2023, the Company entered into agreements with TR1 Master Fund to borrow $1,065,000 and $1,597,500. The loans were issued with a $65,000 and $97,500 discount, respectively, and bear an interest rate of 1% per month. The maturity date was December 31, 2023, and the Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payments on the loans are $40,000 and $60,000, respectively. The minimum interest payments have been recorded on the consolidated statements of income (loss) and comprehensive income (loss) as finance costs. Accrued interest in excess of the minimum interest payments of $23,900 and $35,850, respectively were recorded during the year ended December 31, 2023. Accretion of the discount recognized on the loans during the period were $63,916 and $96,138, respectively. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. The Company is currently in discussions with the lender and has not made any repayments as at the date of these consolidated financial statements (Note 25).

(7)	On July 20, 2023, the Company entered into a promissory note with 1324025 BC Ltd for CAD$300,000 (USD$228,023). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. During the year ended December 31, 2023, CAD$50,000 (USD$37,717) of the principal balance was repaid and CAD$7,917 (USD$5,867) in interest was accrued.

(8)	On September 1, 2023, the Company entered into a promissory note with 2476393 Alberta Ltd for CAD$546,000 (USD$402,115). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. As at December 31, 2023, no repayments had been made. During 2023, CAD$10,734 (USD$7,954) in interest was accrued.

(9)	On November 23, 2023, the Company entered into a short-term non-interest-bearing promissory note with 1647020 Alberta Ltd. for CAD$12,000 (USD$8,766). During the year ended December 31, 2023, CAD$1,614 (USD $1,179) of the principal had been applied against amounts owed by the note holder.

(10)	On November 23, 2023, the Company entered into a short-term non-interest-bearing promissory note with a consultant of the Company for CAD$200,000 (USD$146,121). During the year ended December 31, 2023, CAD$200,000 (USD$146,121) of the principal had been repaid.

(11)	On November 15, 2021, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺350,000 (or approximately US$25,600). The loan matures on November 15, 2024 and bears interest at 19.44% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2022, the Company made $20,946 (2021 - $547) in principal payments and $3,624 (2021 - $424) in interest payments. As at December 31, 2022, the loan is fully repaid.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

10.	Loans Payable (continued)

(12)	On February 4, 2020, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺500,000 (or approximately US$83,500). The loan matured on February 4, 2022 and bears interest at 13.25% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2022, the Company made $2,888 (2021 - $19,542) in principal payments and $45 (2021 - $1,822) in interest payments. As at December 31, 2022, the loan has been fully repaid.

(13)	On March 4, 2021, the Company received $500,000 from a third party (the “Lender”) repayable in one year from the date of disbursement. The amount is subject to interest at a rate of 15% per annum. The Company granted 1,000,000 common share purchase warrants to the lender in conjunction with the loan. The warrants expire in two years and have an exercise price of $0.16 per warrant. The fair value of the share purchase warrants has been accounted as a debt issuance cost and offset against the loan and will be recognized as financing cost over the term of the loan. The fair value of the warrants was determined to be $152,750 based on the Black-Scholes Option Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 229%, risk-free interest rate - 0.08% and an expected remaining life – 2.00 years. During the year ended December 31, 2022, the Company recognized $26,365 (2021– $126,386) as financing cost and accrued interest of $18,082 (2021 - $62,055). As at December 31, 2022, the loan has been fully repaid.

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

Lease liability	December 31, 2023	December 31, 2022	December 31, 2021
Beginning balance	$8,609	$15,324	$39,809
Additions, cost	236,201	-	-
Interest expense	53,831	1,378	3,480
Lease payments	(85,271)	(5,499)	(11,114)
Currency translation adjustment	(2,458)	(2,594)	(16,851)
Termination of lease	(69,217)	-	-
Ending balance	$141,695	$8,609	$15,324

As at December 31, 2023, the Company’s lease liability is as follows:

Lease liability	December 31, 2023	December 31, 2022	December 31, 2021
Current portion of lease liability	$19,637	$4,057	$6,732
Long-term portion of lease liability	122,058	4,552	8,592
	$141,695	$8,609	$15,324

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

11.	Leases (continued)

Future minimum lease payments to be paid by the Company as a lessee as of December 31, 2023 are as follows:

Operating lease commitments and lease liability
2024	$58,919
2025	57,488
2026	59,163
2027	60,921
Total future minimum lease payments	236,491
Discount	(94,796)
Total	$141,695

During the year ended December 31, 2023, $33,743 (2022 - $42,118 and 2021 - $30,909) of short-term leases were expensed to the consolidated statements of income (loss) and comprehensive income (loss).

12. Convertible debentures

On September 30, 2019, the Company closed an unbrokered private placement of convertible debt, issuing $123,095 ($163,000 CAD) in debentures to two investors. The convertible debentures bear interest at 10% per annum, payable annually in advance. They are convertible any time during the term of the debenture into units (each unit consists of one share and one warrant; each warrant can acquire one share at an exercise price of $1.00 USD or $1.25 CAD per share, based on the currency initially subscribed) at a conversion price of $0.60 USD or $0.75 CAD per unit, based on the currency initially subscribed. The convertible debt was set to mature on September 30, 2021 and was secured by a general security agreement over the assets of the Company. The note was converted during the year ended December 31, 2021.

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

On July 1, 2020, the Company amended the conversion price of the convertible debentures. Under the amended terms, they are convertible any time during the term of the debenture into units (each unit consists of one share and one warrant; each warrant can acquire one share at an exercise price of $0.60 CAD per share, or approximately US$0.45 per share) at a conversion price of $0.375 CAD per unit (approximately US$0.30 per unit).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

12.	Convertible debentures (continued)

A continuity of convertible debt and the embedded derivative conversion feature for the year ended December 31, 2022 is as follows:

	Host debt instrument	Embedded conversion feature	Total

Balance, January 1, 2021	11,027	80,342	91,369
Accretion	19,943	-	19,943
Conversion	(30,970)	(80,342)	(111,312)
Balance, December 31, 2021 & December 31, 2022	$-	$-	$-

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

The relative fair value of the warrants and conversion features were determined using the Black-Scholes Option Pricing Model using the assumptions set out as follows:

April 20, 2023
Risk-free interest rate	3.86%
Expected volatility	101.71 – 119.94%
Dividend yield	0%
Expected life	2.03– 2.19 years

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

12.	Convertible debentures (continued)

A continuity schedule of the Company’s convertible debt is as follows:

Balance as at January 1, 2023	$-
Issued	11,135,145
Transaction costs	(992,525)
Transaction costs allocated to equity	77,086
Relative fair value of conversion feature	(369,181)
Relative fair value of Warrants	(495,653)
Repayment	(709,022)
Accretion	578,675
Interest	931,962
Currency translation adjustment	173,232
Balance as at December 31, 2023	$10,329,719
Current	$227,092
Long-term	$10,102,627

13. Asset Retirement Obligation

The following is a continuity of the Company’s asset retirement obligations:

	December 31, 2023	December 31, 2022	December 31, 2021
Beginning balance	$5,316,470	$8,993,108	$9,355,422
Additions	797,102	-	-
Accretion expense	219,536	264,075	91,982
Impact of hyperinflation	(599,096)	(69,379)	-
Currency translation adjustment	603,856	-	-
Change in estimate	(90,841)	(3,871,334)	(454,296)
Ending balance	$6,247,027	$5,316,470	$8,993,108

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at December 31, 2023 is $16.5 million (December 31, 2022 - $10.6 million and December 31, 2021 - $10.3 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2022 and 2021 – 2.5%) and discounted using a risk free rate of 4% (December 31, 2022 – 3.91% and December 31, 2021 – 1.49%) between 10 and 20 years.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

14. Notes and Amounts Receivable for Equity Issued

	December 31, 2023	December 31, 2022	December 31, 2021
Notes receivable	$97,907	$1,000,122	$1,158,832
Amounts receivable	15,402	61,940	34,809
Ending balance	$113,309	$1,062,062	$1,193,641

The notes receivable bear interest at 5% and are due between September 30, 2021, and July 31, 2023.

During the year ended December 31, 2021, the Company entered into agreements with certain warrant and option holders for the following notes receivables as consideration for the exercise of warrants and options:

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $60,000 CAD ($48,087 USD) with a maturity date of September 30, 2021 as consideration for the exercise of 100,000 warrants at approximately $0.60 CAD ($0.50 USD).

On July 31, 2021, the Company entered into promissory note agreements with a principal sum of $90,000 CAD ($72,131 USD) with a maturity date of November 30, 2021 as consideration for the exercise of 150,000 warrants at approximately $0.60 CAD ($0.50 USD).

On July 31, 2021, the Company entered into promissory note agreements with a principal sum of $78,000 CAD ($62,513 USD) with a maturity date of December 31, 2021 as consideration for the exercise of 130,000 warrants at approximately $0.60 CAD ($0.50 USD).

On July 31, 2021, the Company entered into promissory note agreements with a principal sum of $307,200 CAD ($246,206 USD) with a maturity date of July 28, 2023 as consideration for the exercise of 512,000 warrants at approximately $0.60 CAD ($0.50 USD).

On July 31, 2021, the Company entered into promissory note agreements with a principal sum of $360,000 CAD ($288,523 USD) with a maturity date of July 31, 2023 as consideration for the exercise of 600,000 warrants at approximately $0.60 CAD ($0.50 USD). During the year ended December 31, 2022, $147,065 CAD ($136,611 USD) in principal was repaid. $30,000 CAD ($22,099 USD) in principal and interest receivable of $8,427 CAD ($4,839 USD) was written off.

On November 10, 2021, the Company entered into promissory note agreements with a principal sum of $594,321 CAD ($467,089 USD) with a maturity date of November 10, 2022 as consideration for the exercise of 943,333 warrants with exercise prices ranging from approximately $0.60 CAD - $0.60 CAD ($0.40 USD - $0.50 USD), and 362,000 options with exercise prices ranging from approximately $0.40 CAD - $0.75 CAD ($0.30 USD - $0.60 USD).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

14.	Notes and Amounts Receivable for Equity Issued (continued)

The amounts receivable are non-interest bearing and due on demand.

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

During the year ended December 31, 2023, the interest income totaled $16,373 (2022 - $52,502 and 2021 - $Nil). As at December 31, 2023, accrued interest of $44,262 (December 31, 2022 - $52,538) was included in amounts receivable (Note 4). During the year ended December 31, 2023, $80,991 (2022 - $136,611 and 2021 - $23,745) in cash repayments were made and $252,915 (2022 – $24,528) repayments were made through reductions of accounts payable.

15. Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at December 31, 2023, 115,250,810 common shares were issued and outstanding (December 31, 2022 – 76,775,071 and December 31, 2021 – 37,033,919).

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

15.	Common Stock (continued)

●	49,000 common shares for the exercise of 49,000 warrants at CAD$1.00 (approximately USD$0.76) for cash proceeds of CAD$49,000 (USD$37,225);

●	550,000 common shares for the exercise of 550,000 warrants at CAD$1.55 (approximately USD$1.15) for cash proceeds of CAD$852,500 (USD$635,127). As a result, $467,968 was transferred from warrant reserves to common stock and share premium;

●	9,500 common shares for the exercise of 9,500 warrants at CAD$2.25 (approximately USD$1.69) for cash proceeds of CAD$21,375 (USD$16,101). As a result, $1,159 was transferred from warrant reserves to common stock and share premium;

●	221,616 common shares for the exercise of 221,616 warrants at $0.39 for cash proceeds of $87,071. As the warrants were liability classified, the fair value of the shares of $326,695 was transferred to share premium;

●	250,000 common shares for the exercise of 250,000 warrants at $0.40. In lieu of cash, the Company acquired prepaid services in the amount of $100,000. As the warrants were liability classified, the fair value of the shares of $121,604 was transferred to share premium;

●	152,000 common shares for the exercise of 152,000 warrants at $0.50 for cash proceeds of $67,797. As the warrants were liability classified, the fair value of the shares of $164,025 was transferred to share premium; and

●	200,000 common shares for the exercise of 200,000 warrants at $0.80 for cash proceeds of $160,000. As the warrants were liability classified, the fair value of the shares of $210,627 was transferred to share premium.

During the year ended December 31, 2022, the Company issued shares for the exercise of options as follows:

●	60,000 common shares for the exercise of 60,000 options at CAD$0.40 (approximately USD$0.29) for cash proceeds of CAD$24,000 (USD$17,609). As a result, $16,557 was transferred from option reserves to common stock and share premium;

●	155,000 common shares for the exercise of 149,000 options at CAD$0.50 (approximately USD$0.39) for cash proceeds of CAD$77,500 (USD$58,751). 6,000 Common shares were issued in error. As a result, $2,322 was recorded in shares to be cancelled. Pursuant to the issuance, $55,001 was transferred from option reserves to common stock and share premium;

●	50,000 common shares pursuant to the exercise of 50,000 options at CAD$0.50 (approximately USD$0.39). In lieu of cash, debt in the amount of CAD$25,000 (USD$19,270) was settled. Pursuant to the issuance, $18,474 was transferred from option reserves to common stock and share premium;

●	330,000 common shares for the exercise of 330,000 options at CAD$2.20 (approximately USD$1.50) for cash proceeds of CAD$726,000 (USD$494,706). As a result, $341,584 was transferred from option reserves to common stock and share premium. As at December 31, 2022, CAD$56,000 (USD$41,349) had not yet been received and was recorded to receivables for equity issued; and

●	80,000 common shares pursuant to the exercise of 80,000 options at $0.60. In lieu of cash, debt owed to the equity holders was settled in the amount of $48,000. Pursuant to the issuance, $43,290 was transferred from option reserves to common stock and share premium.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

15.	Common Stock (continued)

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

For the year ended December 31, 2021

On March 8, 2021, the Company closed a non-brokered private placement financing for aggregate gross proceeds of $481,350 CAD (approximately US$400,792) (the “March Offering”). Under the March Offering, the Company issued an aggregate of 1,603,166 units, at a price of $0.30 CAD per unit (approximately US$0.25 per unit). Each unit was comprised of one Common Share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.50 CAD (approximately $0.40) for a period of 30 months from the closing date.

On March 8, 2021, the Company closed a private placement for proceeds of $235,808 (the “US Private Placement”). Under the US Private Placement, the corporation issued an aggregate of 943,232 units at a price of $0.25 per unit. Each unit was comprised of one Common Share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.40 for a period of 30 months from the closing date.

In March 2021, convertible debt in the principal amount of $150,000 CAD (US$118,726) and accrued interest of $12,000 CAD (US$9,478) was converted to 432,000 units at $0.375 CAD per unit (approximately US$0.30). Each unit issued consists of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of US$0.50 for a period of 24 months from the closing date.

During the year ended December 31, 2021, the Company granted 265,000 restricted share units which vested immediately. In connection with the grant, 255,000 Common Shares with a fair value of $204,525 were issued.

As at December 31, 2021, 10,000 Common Shares with a fair value of $7,450 was recorded as an obligation to issue shares.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

15.	Common Stock (continued)

On June 28, 2021, the Company issued 10,000 Common Shares at $1.50 CAD (approximately US$1.20) per share for gross proceeds of $15,000 CAD (US$12,151).

During the year ended December 31, 2021, the Company issued 626,118 Common Shares with a fair value of $765,576 for services provided.

During the year ended December 31, 2021, the Company issued 1,050,548 Common Shares with fair value of $419,573 to settle liabilities of $338,101. A loss of $82,280 was recognized pursuant to the issuance.

During the year ended December 31, 2021, the Company issued Common Shares for the exercise of options as follows:

●	30,000 common shares for the exercise of 30,000 options at $0.90 for cash proceeds of $27,358;

●	120,000 common shares for the exercise of 120,000 options at $0.90. In lieu of cash, the Company settled $109,427 of outstanding debt;

●	6,000 common shares for the exercise of 6,000 options at $0.50 CAD (approximately US$0.40) for cash proceeds of $3,000 CAD (US$2,403);

●	300,000 common shares for the exercise of 300,000 options at $0.60 for cash proceeds of $120,000. The shares issued include 100,000 issued to a related party where the Company entered into a promissory note agreement with the related party for total principal receivable of $60,000. The note bears interest at 5% per annum and matures in November 2022; and

●	262,000 common shares for the exercise of 262,000 options at $0.40 CAD (approximately US$0.30) for cash proceeds of $104,800 CAD (US$83,774). The shares issued include 64,000 issued to a related party where the Company entered into a promissory note agreement with the related party for total principal receivable of $25,600 CAD (US$20,464). The note bears interest at 5% per annum and matures in November 2022.

During the year ended December 31, 2021, the Company issued Common Shares for the exercise of warrants as follows:

●	3,321,357 Common Shares for the exercise of 3,310,437 warrants at $0.60 CAD (approximately US$0.50) for gross proceeds of $1,992,838 CAD (US$1,589,688). 10,920 shares were issued in error and were cancelled. As the warrants were liability classified, the fair value of the shares of $1,806,614 was transferred to share premium;

●	2,355,333 shares, as a result of the exercise of 2,355,333 warrants at $0.60 CAD (approximately US$0.50) where the Company entered into promissory note agreements for total principal receivable by the Company of $1,413,200 CAD (US$1,131,309). The notes bear interest at 5% per annum and mature in two years. As the warrants were liability classified, the fair value of the shares of $852,702 was transferred to share premium;

●	280,000 Common Shares for the exercise of 280,000 warrants at $0.60 CAD (approximately US$0.50), to settle long-term notes payable in the amount of $38,062 and debt in the amount of $95,959. The Company recognized the loss on settlement of $60,338. As the warrants were liability classified, the fair value of the shares of $291,912 was transferred to share premium;

●	186,333 Common Shares for the exercise of 186,333 warrants at $0.50 CAD (approximately US$0.40) for gross proceeds of $93,167 CAD (US$73,961). As the warrants were liability classified, the fair value of the shares of $88,577 was transferred to share premium;

●	100,000 shares, as a result of the exercise of 100,000 warrants at $0.50 CAD (approximately US$0.40) where the Company entered into promissory note agreements for total principal receivable by the Company of $50,000 CAD (US$39,969). The notes bear interest at 5% per annum and mature in two years. As the warrants were liability classified, the fair value of the shares of $852,702 was transferred to share premium;

●	6,000 Common Shares for the exercise of 6,000 warrants at $1.00 CAD (approximately US$0.80) for gross proceeds of $6,000 CAD (US$4,809). As the warrants were liability classified, the fair value of the shares of $716 was transferred to share premium; and

●	5,000 Common Shares for the exercise of warrants at $1.55 for gross proceeds of $8,000.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

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

A continuity of the Company’s outstanding stock options for the years ended December 31, 2023, 2022 and 2021 is presented below:

	Number of options	Weighted average exercise price (CAD)
Outstanding, January 1, 2021	2,380,000	$0.70
Granted	90,000	2.00
Exercised	(782,000)	0.69
Expired	(30,000)	1.14
Cancelled	(130,000)	0.97
Outstanding, December 31, 2021	1,528,000	$0.79
Granted	1,442,000	1.86
Exercised	(669,000)	1.33
Expired	(1,000)	0.50
Outstanding, December 31, 2022	2,300,000	$1.27
Exercised	(440,000)	1.65
Expired	(240,000)	0.79
Outstanding, December 31, 2023	1,620,000	$1.24
Exercisable, December 31, 2023	1,620,000	$1.24

At December 31, 2023 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
660,000	0.75 CAD	September 19, 2024	660,000
128,000	0.40 CAD	July 31, 2025	128,000
512,000	1.50 CAD	July 26, 2025	512,000
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
70,000	2.20 CAD	December 9, 2024	70,000
50,000	2.20 CAD	December 9, 2025	50,000
1,620,000			1,620,000

As at December 31, 2023, the weighted average remaining contractual life of outstanding stock options is 1.26 years (December 31, 2022 – 2.09 years and December 31, 2021 – 2.35 years).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

16.	Stock Options (continued)

For the year ended December 31, 2023, the Company recognized $118,202 (2022 - $1,421,267 and 2021 - $108,775) in stock-based compensation expense for options granted and vested. At December 31, 2023, the Company has $Nil (December 31, 2022 - $123,873 and December 31, 2021 - $Nil) in unrecognized compensation expense related to stock options.

No stock options were granted during the year ended December 31, 2023.

The fair values for stock options granted during the years ended December 31, 2022 and 2021 have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2022	2021
Risk-free interest rate	0.29 – 3.76%	0.33 – 0.79%
Expected life (years)	2 – 5	3 – 5
Expected volatility	125 – 234%	245 – 257%
Dividend yield	0%	0%
Forfeiture rate	0%	0%
Weighted average fair value per share	$0.28	$0.24

17. Warrants

A continuity of the Company’s outstanding share purchase warrants for the years ended December 31, 2023, 2022, and 2021 is presented below:

	Number of warrants	Weighted average exercise price (CAD)
Outstanding, January 1, 2021	7,173,062	$0.68
Issued	2,803,533	0.59
Exercised	(6,254,063)	0.60
Expired	(2,153,666)	0.86
Outstanding, December 31, 2021	1,568,866	$0.63
Issued	21,011,038	2.31
Exercised	(2,185,366)	0.87
Expired	(7,000)	0.50
Outstanding, December 31, 2022	20,387,538	$2.33
Issued	7,402,726	1.88
Expired	(10,000)	2.17
Outstanding, December 31, 2023	27,780,264	$2.21

At December 31, 2023, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
4,341,088	2.25 CAD	March 15, 2024
676,788	2.25 CAD	March 16, 2024
590,909	2.25 CAD	March 17, 2024
2,122,825	2.25 CAD	March 18, 2024
4,286,351	2.25 CAD	March 24, 2024
530,600	2.25 CAD	March 28, 2024
12,529,690	2.50 CAD	June 29, 2025
300,288	1.55 CAD	June 29, 2025
300,000	2.50 CAD	April 20, 2025
2,101,726	0.30 CAD	November 28, 2025
27,780,265

As at December 31, 2023, the weighted average remaining contractual life of outstanding warrants is 0.95 years (December 31, 2022 – 1.71 years and December 31, 2021 – 1.63 years).

During the year ended December 31, 2021, in connection to a prior private placement in which warrants were owed to certain subscribers, the Company issued 15,000 warrants with an exercise price of US$1.60 per warrant and a contractual life of 24 months. The fair value of the warrants on issuance was determined to be $15,616 which was recognized in the consolidated statements of loss and comprehensive loss.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

17.	Warrants (continued)

As at December 31, 2021, the Company had 755,250 warrants issued in connection with private placements, or debt settlements. The exercise price of such warrants was denominated in CAD, when the functional currency prior to January 1, 2022 was the USD. As such the warrants were classified as derivate liabilities with a fair value of $472,899. As a result of the change in functional currency of the Company to CAD on January 1, 2022, such warrants were reclassified to equity.

Due to the change in functional currency of the Company, 813,616 warrants with a carrying value of $163,162 were reassessed to be derivative liabilities as the exercise prices are denominated in USD, when the new functional currency is the CAD. Immediately before the reclassification, the fair value of the warrants were remeasured using the Black-Scholes option pricing model, with the following assumptions (weighted average): expected dividend yield - 0%, expected volatility - 159%, risk-free interest rate – 0.89% and an expected remaining life – 1.56 years. The Company recognized a loss in fair value change on the derivative liabilities of $288,618 on January 1, 2022. As at December 31, 2022, the fair value of the warrants were remeasured at $4,827 using Black-Scholes option pricing model, with the following assumptions (weighted average): expected dividend yield - 0%, expected volatility - 111%, risk-free interest rate – 4.52% and an expected remaining life of 0.43 years. The Company recognized a loss on fair value change of $686,504 for the year ended December 31, 2022.

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

The fair values for finder’s warrants granted during the years ended December 31, 2023, 2022, and 2021, have been estimated using the Black-Scholes option pricing model using the following assumptions:

	2023	2022	2021
Risk-free interest rate	3.77 – 4.43%	1.21 – 3.13%	0.16%
Expected life (years)	2	2 – 3	2
Expected volatility	101 – 104%	154 – 182%	215%
Dividend yield	0%	0%	0%

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

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

For the year ended December 31, 2023, the Company recognized $2,279,059 (2022 - $697,650 and 2021 - $211,975) in stock-based compensation expense for RSUs granted and vested.

	Number of unvested restricted stock units	Weighted average fair value per award
Balance, December 31, 2020	–	$–
Granted	265,000	0.80
Vested	(265,000)	0.80
Balance, December 31, 2021	–	$–
Granted	885,012	1.10
Vested	(885,012)	1.10
Balance, December 31, 2022	–	–
Granted	3,476,659	0.81
Canceled	(30,000)	2.00
Vested	(3,446,659)	0.80
Balance, December 31, 2023	-	-

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

19. Related Party Transactions

On February 10, 2023, the Company’s Board of Directors approved a new compensation plan for the directors of the Company effective January 1, 2023.

At December 31, 2023, accounts payable and accrued liabilities included $115,526 (December 31, 2022 - $210,070 and December 31, 2021 - $13,831) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2023, management fees and salaries of $924,083 (2022 - $711,766 and 2021 - $438,000), director fees of $145,500 (2022 - $92,000 and 2021 - $72,000), consulting fees of $52,313 (2022 - $Nil and 2021 - $Nil), and stock-based compensation of $1,294,051 (2022 - $926,119 and 2021 - $Nil) were incurred to related parties.

During the year ended December 31, 2023, the Company issued 808,680 shares to directors for services performed and for RSU’s which were granted and vested in previous periods.

During the year ended December 31, 2023, the Company issued 80,000 shares with a fair value of $115,304 to a director to settle debt of CAD$160,000 (USD$ $118,261) and recognized a gain on the settlement of $2,957. During the year ended December 31, 2022, the Company issued 400,000 (2021 – 283,333) units with a fair value of $260,681 (2021 - $70,833) for the settlement of accounts payable owed to related parties in the amount of $260,681 (2021 - $70,833), resulting in no gain or loss.

During the year ended December 31, 2022, the Company issued Nil (2021 – 1,029,333) common shares relating to the exercise of Nil (2021 – 895,333) warrants and Nil (2021 – 134,000) options held by related parties. As consideration, the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $Nil (2021 - $518,820 (CAD$648,078)). Refer to Note 14.

During the year ended December 31, 2023, the Company repurchased 586,868 RSU’s from directors and recognized a reduction to equity of $799,212 on the transaction. $473,331 of the RSU’s repurchased was applied against outstanding notes receivable.

As at December 31, 2023, notes receivable included $Nil (December 31, 2022 - $450,325 and December 31, 2021 - $517,985) due from related parties. The amounts previously receivable were unsecured, bear interest at 5% per annum and mature one to two years from issuance.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

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

20. General and Administrative

	For the years ended
	December 31, 2023	December 31, 2022	December 31, 2021
Salaries and compensation	$5,633,959	$4,386,716	$1,672,750
Professional fees	820,047	552,975	377,308
Investor relations	236,441	592,155	914,770
Office	230,472	119,999	35,211
Advertising	123,293	519,321	28,859
Filing and transfer fees	111,987	96,701	127,149
Travel	114,335	87,285	-
Penalties	19,763	30,208	-
Bank charges and other	4,675	12,140	6,887
	$7,294,972	$6,397,500	$3,162,934

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

21. Segmented Information

During the years ended December 31, 2023,2022, and 2021, the Company’s operations were in the resource industry in Turkey with head offices in Canada and a satellite office in Sofia, Bulgaria.

	Canada	Turkey	Bulgaria	Total (Restated – Note 27)
Year ended December 31, 2023
Revenue	$-	$16,797,366	$-	$16,797,366
Finance cost	2,202,324	46,731	-	2,249,055
Depletion	-	5,119,174	-	5,119,174
Depreciation	8,497	167,267	-	175,764
Accretion of asset retirement obligation	-	219,536	-	219,536
Stock-based compensation	2,397,261	-	-	2,397,261
Loss on debt extinguishment	8,500	-	-	8,500
Loss on impairment of assets held for sale	-	1,556,787	-	1,556,787
Gain on net monetary position	-	(18,984,099)	-	(18,984,099)
Net income (loss) (Restated – Note 27)	(7,900,218)	7,861,094	(4,718)	(43,842)
As at December 31, 2023
Non-current assets	$35,021	$53,710,753	$-	$53,745,774

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2022
Revenue	$-	$9,375,029	$-	$9,375,029
Finance cost	79,693	-	-	79,693
Depletion	-	1,451,032	-	1,451,032
Depreciation	4,826	140,209	-	145,035
Accretion of asset retirement obligation	-	264,075	-	264,075
Stock-based compensation	2,118,917	-	-	2,118,917
Loss on impairment of exploration and evaluation assets	-	-	3,101,343	3,101,343
Gain on debt extinguishment	97,051	-	-	97,051
Gain on net monetary position	-	1,826,495	-	1,826,495
Net income (loss)	(6,684,988)	3,577,954	(3,014,720)	(6,121,754)
As at December 31, 2022
Non-current assets	$42,781	$30,748,740	$-	$30,791,521

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2021
Revenue	$-	$3,700,727	$-	$3,700,727
Financing cost	176,386	-	-	176,386
Depletion	-	415,686	-	415,686
Depreciation	-	31,768	-	31,768
Accretion of asset retirement obligation	-	91,983	-	91,983
Stock-based compensation	336,366	-	-	336,366
Loss on debt extinguishment	159,383	-	-	159,383
Net loss	(4,501,973)	(379,473)	(11,680)	(4,893,126)
As at December 31, 2021
Non-current assets	$-	$1,573,185	$3,116,146	$4,689,331

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

21.	Segmented Information (continued)

The Company’s breakdown of net revenue by product segment is as follows:

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Oil	$3,055,800	$4,087,664	$3,219,792
Gas	13,741,566	5,287,365	480,935
	$16,797,366	$9,375,029	$3,700,727

The Company incurs royalties of 12.5%. During the year ended December 31, 2023, the Company paid royalties totaling $2,242,613 (2022 - $1,163,498 and 2021 - $434,644).

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

23.	Financial Instruments and Risk Management (continued)

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

As at December 31, 2023, the Company’s significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $954,252 at December 31, 2023 (December 31, 2022 - $30,435 and December 31, 2021 – $201,206).

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

The Company’s maximum credit exposure is $2,848,457 (December 31, 2022 - $5,263,886 and December 31, 2021 - $1,736,795).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

23.	Financial Instruments and Risk Management (continued)

c)	Liquidity risk

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

24. Income Tax

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

For the years ended December 31,	2023 (Restated – Note 27)	2022	2021

Net income (loss) before income taxes	$1,816,484	$(6,121,754)	$(4,893,126)
Effective tax rate	27%	27%	27%
Expected income tax recovery	$490,451	$(1,652,874)	$(1,321,144)
Change in statutory, foreign tax, foreign exchange rates, and other	(199,665)	238,194	378,150
Permanent differences	1,335,113	649,306	609,738
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	249,576	-	(1,336,200)
Change in unrecognized deductible temporary differences	(15,149)	765,374	1,669,456
Total	$1,860,326	$-	-

The tax effected items that give rise to significant portions of the deferred tax assets and deferred tax liabilities as at year-end are presented below:

As at December 31,	2023	2022	2021
Deferred tax liabilities
Exploration and evaluation assets	$(9,990,074)	$(1,426,133)	$-
Property and equipment	(60,011)	-	-
Convertible debt	(327,305)	-	-

Deferred tax assets
Assets held for sale	$311,357	$-	$-
Asset retirement obligation	1,249,406
Non-capital losses	6,685,079	1,426,133	-
Net deferred tax assets (liabilities)	$(2,131,548)	$-	$-

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

24.	Income Tax (continued)

	2023 (Restated – Note 27)	Expiry	2022	Expiry	2021	Expiry

Share issue costs	2,782,651	2027	2,119,858	2027	-	N/A
Property and equipment	16,101	N/A	153,117	N/A	530,466	N/A
Asset retirement obligation	-	N/A	5,718,041	N/A	-	N/A
Exploration and evaluation assets	-	N/A	-	N/A	4,724,218	No Expiry

Non-capital losses	23,300,283	See below	28,385,944	See below	17,506,229	See below
Canada	9,283,130	2042 to 2043	3,995,237	2042	-	N/A
USA	4,228,651	indefinite	16,533,694	indefinite	16,638,773	indefinite
USA	9,785,059	2028 to 2037	-	-	-	N/A
Turkey	-	N/A	723,950	2024 to 2027	867,456	2024 to 2026
Bulgaria	3,443	2028	2,401	2027	-	N/A

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

25.	Commitments and Contingencies (continued)

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

27. Restatement of Previously Issued Consolidated Financial Statements

Restatement of December 31, 2021 US GAAP consolidated financial statements:

The following restatement note to comparative periods were included in the Company’s December 31, 2022 consolidated financial statements prepared in accordance with IFRS and is reproduced as previously reported except for the following adjustments:

●	The “As previously reported under US GAAP” and “Adjustment” columns were previously labeled “(Audited)”.
●	The “As restated under US GAAP” columns were previously labeled “(Unaudited)”.

These labels are removed as the columns are covered by the auditors’ report attached to these consolidated financial statements.

Consolidated Statements of Loss and Comprehensive Loss for the Year Ended December 31, 2021

	As previously reported under US GAAP	Adjustment	As restated under US GAAP
Change in fair value of derivative liability	$1,473,638	$(3,064,400)	$(1,590,762)
Net loss	(2,050,550)	(3,064,400)	(5,114,950)
Net and comprehensive loss	(2,407,790)	(3,064,400)	(5,472,190)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.03)

Consolidated Statements of Financial Position as at December 31, 2021

	As previously reported under US GAAP	Adjustment	As restated under US GAAP
Additional paid-in capital	$33,295,413	$3,064,400	$36,359,813
Accumulated deficit	$(30,527,877)	$(3,064,400)	$(33,592,277)

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

27.	Restatement of Previously Issued Consolidated Financial Statements (continued)

Restatement of December 31, 2022 IFRS consolidated financial statements:

The consolidated financial statements for the years ended December 31, 2022 and 2021, including the Company’s January 1, 2021 opening statement of financial position prepared in accordance with IFRS has been included in these consolidated financial statements as comparative periods and is reproduced as previously reported except for the following adjustments:

●	The columns of the statements of financial position as at December 31, 2021 and January 1, 2021 were previously labeled “(Unaudited)”.
●	The columns or rows (as applicable) of the statements of loss and comprehensive loss, stockholders’ deficiency and cash flows for the year ended December 31, 2021 were previously labeled “(Unaudited)”.

These labels are removed as the columns or rows (as applicable) are covered by the auditors’ report attached to these consolidated financial statements.

The explanatory notes to the Company’s First-time Adoption of IFRS as included in the consolidated financial statements for the years ended December 31, 2022 and 2021, including the Company’s January 1, 2021 opening statement of financial position prepared in accordance with IFRS has been included in these consolidated financial statements and is reproduced as previously reported (refer to note 2(u)) except for the following adjustments:

●	The “US GAAP”, “Restatement”, and “Effect of Transition to IFRS” columns were previously labeled “(Audited)”.
●	The “IFRS” columns were previously labeled “(Unaudited)”.

These labels are removed as the columns are covered by the auditors’ report attached to these consolidated financial statements.

Restatement of December 31, 2023 IFRS consolidated financial statements:

The Company has restated its consolidated financial statements for the year ended December 31, 2023 as a result of a foreign exchange loss on intercompany accounts that was previously recorded in net loss, and which should have been recorded in other comprehensive loss. IAS 21, The effects of changes in foreign exchange rates, requires that foreign exchange gains and losses on items that form part of an entity’s net investment in a foreign operation, should be recognized in other comprehensive income or loss in the Company’s consolidated financial statements.

The following table summarizes the line items impacted in the consolidated statements of financial position:

As at December 31, 2023	As previously reported $	Restatement $	As restated $

Accumulated other comprehensive loss	(12,964,837)	(1,058,352)	(14,023,189)
Accumulated deficit	(45,939,198)	1,058,352	(44,880,846)
Total stockholders’ equity	22,212,572	-	22,212,572

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Restated Consolidated Financial Statements

For the years ended December 31, 2023, 2022, and 2021

(Expressed in U.S. dollars)

27.	Restatement of Previously Issued Consolidated Financial Statements (continued)

The following table summarizes the line items impacted in the consolidated statements of income (loss) and comprehensive income (loss):

For the year ended December 31, 2023	As previously reported $	Restatement $	As restated $

Foreign exchange gain (loss)	(10,990,604)	1,058,352	(9,932,252)
Total other income (expense)	4,239,593	1,058,352	5,297,945
Net income (loss) before taxes	758,132	1,058,352	1,816,484
Net loss	(1,102,194)	1,058,352	(43,842)

Other comprehensive loss
Foreign currency translation	(8,954,840)	(1,058,352)	(10,013,192)
Comprehensive loss	(10,057,034)	-	(10,057,034)

Net income (loss) per share – Basic and diluted	(0.01)	0.01	(0.00)

The above changes were adjusted through to the consolidated statements of stockholder’ equity, cash flows, and notes to the consolidated financial statements for the year ended December 31, 2023. However, there were no changes to the reported totals of cash flows from (used in) operating, investing and financing activities.

