Form 20-F
period 2024-12-31
Trillion Energy International Inc.
filed 2025-05-01
CIK 1648636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from January 1, 2024 to December 31, 2024

☐	shell company report pursuant to section 13 or 15(d) of the securities exchange act of 1934.

Date of event requiring this shell company report __________

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

Suite 700, 838 W. Hastings Street, Vancouver, BC V6C 0A6

(Address of principal executive offices)

Mr. Sean Stofer

(T): 604-787-1715, Email: Sean@trillionenergy.com

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2024: 159,488,767. Common Shares with no par value.

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
Emerging Growth Company ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b) ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Refer to Item 6.

B. Advisers

Not applicable.

C. Auditors

The independent auditors for the Company are MNP LLP, Suite 1500, 640 - 5th Avenue SW Calgary, Alberta T2P 3G4 for the Company’s December 31, 2024, 2023 and 2022 year ends.

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

The Company conducted a 5:1 share consolidation on September 14, 2023.

The Company’s selected historical audited financial data for the years ended December 31, 2024, 2023 and 2022 are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Year End Dec. 31, 2024	Year End Dec. 31, 2023	Year End Dec. 31, 2022
Amounts in accordance with IFRS (presented in U.S. dollars):
Total assets	54,864,568	58,610,428	37,018,219
Total liabilities	40,715,360	36,397,856	16,392,288
Net working capital (deficiency)	(27,931,650)	(12,929,942)	(4,819,052)
Shareholders’ equity	14,149,208	22,212,572	20,625,931
Operating revenue	7,000,836	16,797,366	9,375,029
Net loss from operations	(9,128,642)	(43,842)	(6,121,754)
Loss per share (basic and diluted)	(0.06)	(0.00)	(0.10)
Weighted average number of common shares (basic and diluted)	142,318,767	81,084,843	62,491,482

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

Our Board of Directors has the authority, without further action by the shareholders, to issue a unlimited number of shares of common stock authorized under our charter documents, of which 159,488,767 shares were issued and outstanding as of December 31, 2024. We may issue additional shares of common stock or other equity securities, including securities convertible into shares of common stock, in connection with capital raising activities. The issuance of additional common stock would also result in dilution to existing shareholders.

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

The Company is focused on oil and gas exploration in Turkiye. During 2023, it had drilled six successful development gas wells at its conventional natural gas project, the SASB gas field located in the Black Sea, Turkiye, where it has initiated a multi-well development program. Trillion has a 49% interest in the SASB gas field. In addition, the Company produces oil from the Cendere field in Turkiye, a long-term low decline oil field where it holds a 19.6% (except three wells with 9.8%) interest.

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

Trillion Energy International Inc. is an oil and gas producer in Europe. The Company’s current focus is on increasing conventional natural gas production at its SASB field located in the Black Sea, Turkey where it has initiated a multi-well development drilling program “the SASB Development Program”. In addition, it produces oil from the Cendere field, a long-term low decline oil field.

In April 2024 the company announced the issuance of up to 30,000,000 units (the “Units”) at a price of CAD$0.09 per Unit, for aggregate gross proceeds of up to a maximum of CAD$2,700,000. Each Unit consisted of one share and one Warrant exercisable at a price of CAD$0.18 per share for a period of two years from issuance. On July 11, 2024 the Company issued an aggregate of 26,847,863 Units and raised an aggregate of gross proceeds of CAD$2,416,308 in the Offering. In connection with this issuance, the Company paid an aggregate of CAD$92,407.23 in cash finder’s fees and issued an aggregate of 1,026,747 broker warrants (“Broker Warrants”). Each Broker Warrant entitles the holder to one (1) Share and is exercisable at a price of CAD$0.09 per share for a period of two (2) years from the date of issuance.

The Company has also issued an aggregate of 6,870,297 shares and 5,551,257 Units in settlement of debt owed by the Company in the aggregate amount of $1,470,079 and obligation to issue shares of $1,200,977.

In the third quarter of 2024 the Company perforated approximately 40 meters of gas pay in four wells, followed initial velocity string installation in wells commencing October 2024. Velocity strings moderately improved well performance however, were not fully successful on several wells, and as such, the Company determined that additional pumps and gas lift were required.

By December 2024 the Company announced it has successfully run 2 3/8 velocity string tubing (“VS”) in four existing wells, including three long reach wells on the Akcakoca Platform at the SASB Gas Field, Turkey.

In January, it rant VS on two tripod wells and stimulating all the wells to clean up the producing reservoirs, build pressure and increase production. Choke sizes are being adjusted to minimize water production and maximize gas production.

To improve VS performance results, the Company sought to put ESP pumps in certain wells, and has recently initiated gas lift on Akcakoca platform, to stimulate the VS into production.

In December 2024, the Company reissued its consolidated financial statements for the year ended December 31, 2023 to correct an identified error. As a result, the Company’s Net Loss is reduced to $43,842 for the year from the previously reported net loss of $1,102,194.

The error is the result of a foreign exchange loss on intercompany accounts that was recorded in net loss and which should have been recorded in other comprehensive loss. IAS 21, The effects of changes in foreign exchange rates, requires that foreign exchange gains and losses on items that form part of an entity’s net investment in a foreign operation, should be recognized in other comprehensive income or loss in the Company’s consolidated financial statements. The above changes were adjusted through to the consolidated statements of stockholder’ equity, cash flows, and notes to the consolidated financial statements for the year ended December 31, 2023. However, there were no changes to the reported totals of cash flows from (used in) operating, investing and financing activities.

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

Cendere oil field

The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkey all except certain wells. At December 31, 2024, the gross oil production rate for the producing wells in Cendere was 674 bbls/day (barrels per day); the average daily 2024 gross production rate for the field was 655 bbls/day. At the end of December 2024, oil was sold at a price of approximately US$84.65 per barrel (“bbl”). Average oil price for 2024 was US$84.65. At December 31, 2024, the Cendere field was producing 90 barrels of oil per day net (after royalty) to the Company; and averaged 82 barrels per day during 2024 net (after royalty) to the Company.

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

As at December 31, 2024 the gross gas production rate for SASB was 0.761 MMcfd, net to Company was 0.326 MMcf/d (after royalty) The current average daily 2024 gross production rate for the field was 2.08 MMcfd and net to Company was 0.9 MMcf/d (after royalty). Currently natural gas is currently being sold at about US$9.33/mcf domestically in Turkey. The average monthly natural gas sale price year to date for 2024 was approximately US$10.39/ mcf. Year end production rates were significantly lower due to waterloading issues impacting gas flow.

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

After drilling five successful long reach directional wells and one re-completion at SASB, Trillion conducted several new perforations of existing wells and has installed velocity string production tubing during 2024 to address water-loading issues. During 2025, the Company intends to install pumps and gas lift to optimize production and reduce well downtime. Trillion’s priority is undertaking work programs to increase production and reduce downtime on the SASB Field to ensure all 6 previously drilled and completed wells are able to produce concurrently.

For the 2026 SASB drilling program, several sidetrack wells have been engineered and are drill ready. These wells are expected to be drilled first, after the Company has addressed water loading issues in its current wells.

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

As at December 31, 2024 the gross gas production rate for SASB was 0.761 MMcfd, net to Company was 0.326 MMcf/d (after royalty) The current average daily 2024 gross production rate for the field was 2.08 MMcfd and net to Company was 0.9 MMcf/d (after royalty). Currently natural gas is currently being sold at about US$9.33/mcf domestically in Turkey. The average monthly natural gas sale price year to date for 2024 was approximately US$10.39/ mcf. Year end production rates were significantly lower due to waterloading issues impacting gas flow.

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

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices

FORM 51-101F	TABLE 2.1.1 SUMMARY OF OIL AND GAS RESERVES as of December 31, 2024 FORECAST PRICES AND COST

	LIGHT AND MEDIUM CRUDE OIL		Conventional Natural Gas		Oil Equivalent
	Gross (Mbbl)	Net (Mbbl)	Company Gross MMcf	Company Net MMcf	Company Gross Mboe	Company Net Mboe
RESERVE CATEGORY
PROVED
Producing	169	148	-	-	169	148
Developed Non-Producing	32	28	10,041	8,786	1,706	1,493
Undeveloped	-	-	9,471	8,287	1,578	1,381

TOTAL PROVED	202	176	19511	17,072	3,454	3,022
TOTAL PROBABLE	45	39	42,825	37,472	7,182	6,285
TOTAL PROVED PLUS PROBABLE	247	216	62,336	54,544	10,636	9,307
TOTAL POSSIBLE	41	36	46,256	40,474	7,751	6,782
TOTAL PPP	288	252	108,592	95,018	18,387	16,088

An independent firm, GLJ Petroleum Consultants (GLJ or GLJ Consultants) completed an independent reserves assessment and evaluation of the oil and gas properties located in Turkey of Trillion Energy International Inc. The effective date of this evaluation is December 31, 2024. The evaluation was prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

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

A. Operating Results

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The net loss for the year ended December 31, 2024 increased by $9,084,800 compared to the net loss for the year ended December 31, 2023, with a net loss of $9,128,642 recognized during the year ended December 31, 2024 as compared to a net loss of $43,842 for the year ended December 31, 2023.

Factors contributing to the net loss for the year included the following:

Revenue

Revenues decreased by $9,796,530 from $16,797,366 for the year ended December 31, 2023 to $7,000,836 for the year ended December 31, 2024. The decrease observed during the year ended December 31, 2024 was due to water loading of wells in the first and second quarters of 2024

Expenses

For the year ended December 31, 2024, the Company incurred production expenses related to its Turkey operations of $4,771,276 (2023 - $4,365,710), depletion charges of $1,300,417 (2023 - $5,119,174), depreciation expense of $87,408 (2023- $175,764) and asset retirement obligation accretion expense of $269,114 (2023 - $219,536). Production expenses for the year ended December 31, 2024 increased as compared with the comparative period in 2023 as a result of the Company continuing with their drilling and production program which started in Q4 of 2022. Depletion decreased by $3,818,757 as a result of a decline in production levels, while depreciation expenses decreased due to the sale and disposal of additional equipment during the year ended December 31, 2024.

For the year ended December 31, 2024, the Company had general and administrative expenses of $6,182,893, compared to $7,294,972 for the year ended December 31, 2023. The decrease is primarily due to a reduction in staffing levels primarily due to a decrease in employees working the oil and gas operations and drilling programs in Turkey. Decreases in professional fees correspond with the Company’s ceasing the drilling program.

For the year ended December 31, 2024, the Company recorded stock-based compensation of $1,058,222 compared to $2,397,261 for the year ended December 31, 2023. The decrease is primarily due to the decrease in the Company’s share price year-over-year which is used in the calculation of stock-based compensation.

Other Income (Expense)

For the year ended December 31, 2024, the Company had other income of $1,413,949 compared to other income of $5,297,945 for the year ended December 31, 2023. Other income for the year ended December 31, 2024 consists mainly of an impairment on oil and gas assets of $9,892,000 (2023 - $Nil), a foreign exchange loss of $3,781,510 (2023 – $9,932,252) coupled with a loss on impairment and sale of assets held for sale of $132,737 (2023 - $1,556,787) and finance costs of $2,560,648 (2023 – $2,249,055) as a result of interest and accretion recognized on convertible debentures issued during 2023. This is offset by the gain on net monetary position of $18,431,488 (2023 - $18,984,099). The net monetary gain is a result of Turkey being designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Total Assets

As at December 31, 2024, total assets decreased by $3,745,860 from $58,610,428 as at December 31, 2023 to $54,864,568 as at December 31, 2024. The decrease in total assets was primarily a result of an impairment on oil and gas assets of $9,892,000 recognized as at December 31, 2024.

Total Non-current Financial Liabilities

Total non-current liabilities as at December 31, 2024 decreased by $8,433,092 from $18,603,260 as at December 31, 2023 to $10,170,168 as at December 31, 2024. The decrease in total non-current financial liabilities was primarily a result of a transfer of $10,102,627 in convertible debentures from non-current to current liabilities in 2024. The convertible debentures, which were issued in 2023, include certain conversion features and associated warrants which were valued using the option pricing model and required significant assumptions to be made by management to value. Proceeds were $11,135,145 (CAD$15 million) less cash transaction costs from the offering of $775,747. Proceeds of $10,359,398 were used for working capital to develop the Turkish SASB assets and general operating costs. The convertible debentures original maturity was on April 30, 2025, which has been extended to July 31, 2025.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For this discussion, see our Amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2023 filed with the SEC on December 09, 2024.

B. Liquidity and Capital Resources

The following table summarizes our liquidity position:

	December 31, 2024 ($)	December 31, 2023 ($)	December 31, 2022 ($)
Cash	599,208	1,188,445	926,061
Working capital (deficit)	(27,931,650)	(12,929,942)	(4,819,052)
Total assets	54,864,568	58,610,428	37,018,219
Total liabilities	40,715,360	36,397,856	16,392,288
Stockholders’ equity	14,149,208	22,212,572	20,625,931

During the year ended December 31, 2024, working capital deficit was $27,931,650 in comparison to a working capital deficit of $12,929,942 as at December 31, 2023. The $15,001,708 decrease in working capital is primarily attributable to the reclassification of $10,102,627 in convertible debentures from non-current in 2023 to current in 2024.

Subsequent to year-end, the Company amended the terms of its convertible debentures as follows:

●	Maturity date extended from April 30, 2025 to July 31, 2025;
●	Semi-annual interest due on April 30, 2025 is now authorized to be paid in cash or common shares of the Company at a deemed price of CAD$0.03 per share

The Company will continue to develop the SASB wells to enhance production through artificial lift, renegotiate terms on the maturing debentures in April 2025 and look for new oil and gas opportunities to develop more revenue producing assets.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	December 31, 2024 ($)	December 31, 2023 ($)	December 31, 2022 ($)
Net cash provided by (used in):
Operating activities	(5,695,137)	(1,526,577)	7,031,965
Investing activities	777,135	(18,783,032)	(37,427,683)
Financing activities	3,723,439	20,586,402	30,115,258
Effect of exchange rate on cash and cash equivalents	605,326	(14,409)	179,531
Increase (decrease) in cash, cash equivalents, and restricted cash	(589,237)	262,384	(100,929)

Cash Used in Operating Activities

Net cash used by operating activities for the year ended December 31, 2024 was $5,695,137, compared to $1,526,577 for the year ended December 31, 2023. The current period’s net loss of $9,128,642 was partially offset by $132,455 in net non-cash items and $3,301,050 in changes in working capital items. This compares to a loss of $43,842 coupled with $1,908,016 in net non-cash items and partially offset by $425,281 in changes in working capital items for the year ended December 31, 2023.

Net cash used in operating activities for the year ended December 31, 2023, was $1,526,577, compared to $7,031,965 cash provided by operating activities for year ended December 31, 2022. The current period loss of $43,842 was coupled with $1,908,016 in net non-cash items and offset by $425,281 in changes in working capital items. This compares to a loss of $6,121,754, offset by $6,870,824 in working capital items and 6,282,895 in net non-cash items for the year ended December 31, 2022.

Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2024, was $777,135, compared to $18,783,032 used for the year ended December 31, 2023. Oil and gas properties expenditures decreased to $2,127,765 from $56,381,768 in the comparative period, while advances received from the joint venture partner decreased to $1,348,810 in the year ended December 31, 2024 from $29,623,835 in the year ended December 31, 2023. Property and equipment expenditures decreased to $15,309 from $60,176 in the comparative period. Proceeds from the disposal of equipment and assets held for sale increased to $1,250,578 from $Nil in the comparative period.

Net cash used in investing activities for the year ended December 31, 2023, was $18,783,032, compared to $37,427,683 used for the year ended December 31, 2022. Oil and gas properties expenditures increased by $12,012,577 from $44,369,191 for the year ended December 31, 2022 to $56,381,768 for the year ended December 31, 2023.

 Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements and a convertible debenture loan.

Net cash provided by financing activities for the year ended December 31, 2024, was $3,723,439, compared to $20,586,402 for the year ended December 31, 2023. Cash provided by financing activities in the current period was primarily related to $1,698,997 in proceeds, net of stock issuance costs, loan proceeds of $2,402,751 partially offset by loan repayments of $357,605. In the comparative period cash from financing activities primarily related to $7,417,630 in proceeds from the issuance of common shares, $10,359,398 in proceeds from issuance of convertible debt, $4,988,296 in proceeds from loans, and partially offset by $2,719,721 in loan repayments.

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

Future Operating Requirements

Our current plan of operation is to increase production from the SASB field through artificial lift and smaller production tubing to ramp up cashflow to use cashflow to improve working capital. The funding for this plan and to pay down accounts payable will come from existing revenues streams, proceeds from sale of excess inventory from the previous drilling program and renegotiate maturing convertible debt and finding additional opportunities in the Oil and Gas industry. Through these developments, the Company believes this will be sufficient to improve working capital to a management level. Renegotiation of maturing convertible debt was finalized on April 17, 2025, and includes the extension of the maturity date by three months as well as interest payments to be made through share issuances.

Once we have brought production levels up to the anticipated levels we shall plan the continuation of drilling production wells extensions at SASB to increase gas production, if and when cash is available. Each sidetrack well is expected to cost US $2.5 -$4 million net to Trillion. Up to 10 sidetracks will be drilled, if and when cash is available from operations. As each of the wells is expected to generate cashflow as they are brought online and as cash receipts from production are obtained on a monthly basis, our cash position will be enhanced and capital outlays will be covered, such that increasing sales revenue will contribute positively to the Company’s working capital and future anticipated capital expenditures.

As of December 31, 2024, the Company had unrestricted cash of $599,208 and current liabilities of $30,545,192, which is not sufficient to cover its plan of operations over the next 12 months and accordingly, the Company anticipates selling inventory, renegotiating convertible debentures and to raise further funds in the short term. The Company is looking for additional opportunities both in Turkey and internationally to develop the Company’s asset base.

C. Research and Development, Patents and Licenses, Etc.

The Company has not developed a research and development policy. The Company holds no patents or licenses including technology licenses.

D. Trend Information

Oil and natural gas stocks have traditionally been high over the past few years. The renewed focus in Europe and Turkey is on development of domestic production for petroleum in an effort to shift away from Russian imports, which currently dominate the energy markets in Europe and Turkey.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table and information that follows sets forth the names and positions of our directors and executive officers as of the date of this annual report:

Name	Current Office with Company	Since
Sean Stofer Scott Lower	Acting Chief Executive Officer, Director Acting President	Director since August 19, 2022, Acting CEO since December 2024 Acting President since December 2024
David M. Thompson	Director Chief Financial Officer	Director since October 29, 2013, CFO since January 2024
Jay Park	Director	Director since December 5, 2023

Sean Stofer – Director and acting CEO

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

Jay Park - Director

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

Scott Lower – President

Mr. Lower has served in a consulting role for the Company for several years primarily in the public markets space and was recently appointed as President. Mr. Lower holds his CPA designation, a Bachelors of Business Administration from SFU and has a background in finance and public markets.

B. Compensation of executive officers and directors

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2024 and 2023.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Option- based awards (US$)	Compensation (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
Arthur Halleran	President and CEO	2024	166,000	344,000	-	510,000
(Resigned 3 Jan 2025)	President and CEO,	2023	264,000	998,401	-	1,262,401

Ozge Karalli	CFO	2024	-	3,000		3,000
(Terminated 7 March 2023	CFO	2023	276,174	91,144	-	367,318

David Thompson	CFO &Director	2024	137,000	209,000	-	346,000
Appointed 7 March 2024	Director	2023	52,800	35,573	-	88,373

Burak Terzi	CCO	2024	57,000	189,000	-	246,000
		2023	-	-	-	-

Barry Wood	Director	2024	-	-	-	-
Resigned 5 Dec 2023		2023	28,600	26,679	-	55,279

Kubilay Yildirim	Director and COO	2024	-	(26,000)	-	(26,000)
(Terminated 7 March 2024	Director and COO	2023	414,209	100,248	-	514,457

Sean Stofer	Director	2024	195,000	49,000		244,000
	Director	2023	31,200	35,573	-	66,773

Jay Park	Director	2024	125,000	103,000		228,000
	Director	2023	2,600	6,433		9,033

Al Thorsen	COO	2024	19,000	102,000		121,000
Appointed 22 Jan 2024, Terminated 18 July 2024

Scott Lower President Park Place Energy (Turkiye) Limited 3 Jan 2024	President	2024	157,000	262,000		419,000

Long Term Incentive Plan (LTIP) Awards

During the fiscal year ended December 31, 2024, we granted 2,026,468 (2023 – 1,235,925) restricted stock units (“RSUs”) to senior management and directors as follows:

Name	Position	Year	RSUs Granted
Arthur Halleran	Former President and CEO	2024	645,968
		2023	972,525

Ozge Karalli	Former CFO	2024	-
		2023	50,000

David Thompson	Director, CFO	2024	102,000
		2023	48,000

Barry Wood	Former Director	2024	-
		2023	18,000

Kubilay Yildirim	Former Director	2024	-
		2023	69,400

Sean Stofer	Director, CEO	2024	120,000
		2023	48,000

Jay Park	Director	2024	120,000
		2023	30.000

Scott Lower	President	2024	1,038,500

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

Board of Directors Independence

Our Board of Directors consists of three members; namely, Jay Park, David Thompson, and Sean Stofer. Our Board of Directors has determined that Jay Park, is an independent director within the within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the TSX. Sean Stofer and David Thompson are not independent within the meaning of NI 58-101 as they are managers and or officers of our company and thereby have a “material relationship” with our company.

D. Employees

As of December 31, 2024, the Company had 10 employees.

E. Share Ownership

The following table sets forth, as of April 29, 2025, the number of common shares of our company beneficially owned by the directors and members of senior management of Trillion International Energy Inc., individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

NAME OF BENEFICIAL OWNER	TITLE	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)

Arthur Halleran	Former President, CEO and Director	common	7,180,128	3.7%
David Thompson	CFO and Director	common	2,234,224	1.1%
Ozge Karalli	Former CFO	common	-	0.0%

Kubilay Yildirim	Former COO and Director	common	0	0.0%
Sean Stofer	CEO and Director	common	2,643,222	1.4%
Scott Lower	President of company	Common	3,626.402	1.86%
Al Thorsen	Former COO	Common	0
Directors and Officers as a Group			15,683,976	8.06%

(1) Based on 163,005,260 common shares outstanding as at April 29, 2025.

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2024.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price		Expiration Date
Arthur Halleran	Former President, CEO and Director	400,000	CAD$	0.20	August 3, 2027
		1,000,000	CAD$	0.14	24 August 2029

Ozge Karalli	Former CFO
All Options cancelled at Termination of Contract 7th March 2024

David Thompson	CFO and Director	600,000	CAD$	0.20	August 3, 2027
		1,000,000	CAD$	0.14	August 24, 2029

Kubilay Yildirim All options cancelled on Termination 7th March 2024	Former Director

Sean Stofer	CEO and Director	400,000	CAD$	0.20	August 3, 2027
		2,000,000	CAD$	0.14	August 24 2029

Jay Park	Director	400,000	CAD$	0.20	August 3, 2027
		1,000,000	CAD$	0.14	August 24 2029

Scott Lower	President of Subsidiary	400,000	CAD$	0.20	August 3, 2027
		1,000,000	CAD$	0.14	August 24, 2029

As a group, executive officers and directors hold 8,200,000 stock options as at December 31, 2024.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.

As at December 31, 2024 and 2023, the Company had no beneficial owners of 5% or more of the Company’s common stock.

The Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B. Related Party Transactions

At December 31, 2024, notes receivable included $37,172 (December 31, 2023 - $nil) to related parties.

At December 31, 2024, accounts payable and accrued liabilities included $422,564 (December 31, 2023 - $115,526) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2024, management fees and salaries of $735,661 (2023 - $924,083 and 2022 - $711,766), director fees of $118,200 (2023 - $145,500 and 2022 - $92,000), consulting fees of $609,485 (2023 - $52,313 and 2022 - $Nil), and stock-based compensation of $913,163 (2023 - $1,294,051 and 2022 - $926,119) were incurred to related parties.

During the year ended December 31, 2024, the Company granted 438,000 RSU’s to directors pursuant to the Company’s director compensation plan, 645,968 RSU’s pursuant to certain anniversary terms in the employment agreement of a member of management and accrued for 1,038,500 RSU’s valued at $54,197 as an annual bonus to a member of management. As a result of a settlement agreement entered between the Company and a senior member of management during the year, 96,000 RSU’s were cancelled.

During the year ended December 31, 2024, the Company issued 2,155,578 shares for RSU’s which were granted and vested during the year and during previous periods.

During the year ended December 31, 2024, the Company issued 4,906,847 shares (2023 – 80,000) and 4,076,302 units (2023 – Nil) with a fair value of $836,921 (2023 - $115,304) and $327,388 (2023 - $Nil), respectively, to related parties of the Company to settle accounts payable of $800,958 (2023 - $118,261) and obligation to issue shares of $146,401 (2023 - $Nil) and recognized a loss on settlement of $216,951 (2023 – gain of $2,957). During the year ended December 31, 2022, the Company issued 400,000 units with a fair value of $260,681 for the settlement of accounts payable owed to related parties in the amount of $260,681, resulting in no gain or loss.

As at December 31, 2024, loans payable included CAD$252,743 (USD$191,811) (December 31, 2023 - CAD$402,115 (USD$420,281)) due to related parties. The loans payable are unsecured, bears interest ranging from 6% - 12% per annum and have maturity dates ranging from December 31, 2024 to December 27, 2026.

As at December 31, 2024, $6,000 (2023 - $Nil) in shares were owed to an officer of the Company.

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

B. Significant Changes

Since the date of the audited financial statements for the year ended December 31, 2024, there have been no significant changes in the Company’s operations.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.

As of April 28, 2025, the Company had approximately 230 shareholders of record holding 163,005,260 shares.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

The Company has an authorized share capital of an unlimited number of common shares with no par value. The Company currently has 163,005,260 common shares issued and outstanding as fully paid and non-assessable.

B. Memorandum and Articles of Association

Previously filed with the Securities and Exchange Commission on the Company’s Form S-4/A Registration Statement filed on October 27, 2021

C. Material Contracts

None

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

Item 14. Material Modifications to the Rights of Security Holders and Use of pROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2024, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to a material weakness in our internal control over financial reporting, as further discussed below.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2024. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2024 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2024: the lack of independent review. In order to address this deficiency, management is in the process of implementing additional levels of review as part of its financial close process.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2024, the aggregate fees to MNP LLP for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were $_140,000. For the year ended December 31, 2023, the aggregate fees to MNP LLP for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were $273,076.

Audit Related and Other Fees

The Company did not pay any audit related fees or fees for other non-audit services to MNP LLP during the year ended December 31, 2024.

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

The non-independent members of the Board of the Company are:

David Thompson Sean Stofer

The independent member of the Board of the Company for the 2024 year is:

Jay Park

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

Other Board Committees

The Company has a reserves committee which consists of each Sean Stofer, Art Halleran and David Thompson.

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

Index to Financial Statements

Consolidated Financial Statements of Trillion Energy International Inc. for the years ended December 31, 2024, 2023 and 2022

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

TRILLION ENERGY INTERATIONAL INC.

Dated:	April 30, 2025	Per:
/s/ Sean Stofer
Sean Stofer,
Chairman and Chief Executive Officer

Per:
/s/ David Thompson
David Thompson,
Chief Financial Officer

Trillion Energy International Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Stated in United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Trillion Energy International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Trillion Energy International Inc. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a negative working capital position, has accumulated deficits, and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

Assessment of impairment indicators and the impact of estimated oil and gas reserves on oil and gas assets

Critical Audit Matter Description

We refer to Note 2 (h) summary of significant accounting policies and Note 6 Oil and Gas Properties. The Company had $50.8 million of oil and gas properties as at December 31, 2024. Depletion expense was $1.3 million for the year then ended. The Company depletes its oil and gas properties on a unit-of-production basis over the life of their proved reserves. The Company identified indicators of impairment as at December 31, 2024 related to the Company’s South Akcakoca Sub-Basin cash generating unit (“CGU”). The Company therefore determined the recoverable amount as of December 31, 2024 and recognized an impairment of $9.9 million. Key assumptions developed by management to determine proved reserves include forward price estimates, expected future rates of production, the amount and timing of future development expenditures, and future royalties and operating expenditures. The Company’s reserves are evaluated by an independent qualified reserve evaluator (management’s expert).

●	We identified the impact of oil and natural gas reserves on oil and gas properties and the assessment of the recoverable amount of oil and gas properties as a key audit matter due to:
●	The significant estimates and judgments used by management, including the use of management’s expert, to estimate the proved reserves.
●	The significant auditor judgment required.
●	The effort in performing procedures related to the key assumptions used.
●	The required involvement of valuation professionals with specialized skills and knowledge.

Audit Response

We responded to this matter by performing procedures in relation to the estimate of oil and gas reserves as at December 31, 2023 and the assessment of impairment indicators of oil and gas properties. Our audit work in relation to this included, but was not restricted to, the following:

We responded to this matter by performing procedures in relation to the estimate of oil and gas reserves as at December 31, 2024 and the assessment of impairment of oil and gas properties. Our audit work in relation to this included, but was not restricted to, the following:

●	We responded to this matter by performing procedures in relation to the impact of oil and natural gas reserves on oil and gas properties and the assessment of the recoverable amount of oil and gas properties. Our audit work in relation to this included, but was not restricted to, the following:
●	Evaluated the competence, capabilities and objectivity of the independent qualified reserve evaluator engaged by the Company, who estimated the proved reserves. We evaluated the methodology used by the independent qualified reserves evaluator to estimate the proved reserves for compliance with the applicable regulatory standards. Procedures included gaining an understanding of the work performed by management’s expert, testing the data and assumptions used by management’s expert, and evaluating their findings.
●	Evaluated the key assumptions used by management in determining proved reserves and the reasonableness thereof. Procedures included:

○	Testing of forward price estimates by comparing to third-party industry forecasts.
○	Using the past and current performance of the Company to evaluate expected future rates of production and the timing and amount of future development expenditures.

○	Assessing whether the estimates used were consistent with audit evidence gathered in other areas of our audit.

●	Compared the current year actual CGU production volumes, royalty rates, operating and capital costs to those estimates used in the prior year estimate of proved reserves by CGU to assess the Company’s ability to accurately forecast.
●	Obtained an understanding of the Company’s processes and controls over the proved reserves, assessment of the recoverable amount and depletion expense.
●	Recalculated depletion expense.

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

Calgary, Canada

April 30, 2025

F-4

TRILLION ENERGY INTERNATIONAL INC.

Index to the Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	December 31, 2024	December 31, 2023

ASSETS
Current assets:
Cash and cash equivalents		$599,208	$1,188,445
Amounts receivable	3	1,370,781	1,593,345
Prepaid expenses and deposits	4	255,756	603,435
Assets held for sale	5	387,797	1,479,429
Total current assets		2,613,542	4,864,654
Oil and gas properties, net	6	50,823,184	52,654,100
Property and equipment, net	7	741,683	720,550
Long-term deposits	4	686,159	371,124
Total assets		$54,864,568	$58,610,428
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	8,18	$14,807,865	$14,065,019
RSU obligation	17	-	18,398
Loans payable	9,18	5,361,978	3,464,450
Convertible debt	11	10,364,993	227,092
Lease liability	10	10,356	19,637
Total current liabilities		30,545,192	17,794,596
Asset retirement obligation	12	5,895,209	6,247,027
Convertible debt	11	-	10,102,627
Lease liability	10	35,017	122,058
Deferred tax liability	23	4,239,942	2,131,548
Total liabilities		40,715,360	36,397,856
Stockholders’ equity:
Share capital		78,382,631	74,586,724
Notes and amounts receivable for equity issued	13,18	(90,425)	(113,309)
Warrant and option reserve		7,209,546	6,239,370
Shares to be cancelled		7,645	7,645
Obligation to issue shares	14,18	6,000	396,177
Accumulated other comprehensive loss		(17,356,701)	(14,023,189)
Accumulated deficit		(54,009,488)	(44,880,846)
Total stockholders’ equity		14,149,208	22,212,572
Total liabilities and stockholders’ equity		$54,864,568	$58,610,428

Nature of operations (Note 1)

Commitments and Contingencies (Note 24)

Subsequent events (Note 25)

APPROVED BY THE BOARD OF DIRECTORS ON APRIL 30, 2025:
“Sean Stofer”	“David Thompson”
Director	Director

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

	Notes	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Revenue
Oil and gas revenue, net	20	$7,000,836	$16,797,366	$9,375,029
Cost and expenses
Production		4,771,276	4,365,710	3,567,875
Depletion	6	1,300,417	5,119,174	1,451,032
Depreciation	7	87,408	175,764	145,035
Accretion of asset retirement obligation	12	269,114	219,536	264,075
Stock-based compensation	15,17,18	1,058,222	2,397,261	2,118,917
General and administrative	19	6,182,893	7,294,972	6,397,500
Geological and geophysical expenses		1,427,044	706,410	636,248
Impairment of exploration and evaluation assets		-	-	3,101,343
Total expenses		15,096,374	20,278,827	17,682,025
Loss before other income (expenses)		(8,095,538)	(3,481,461)	(8,306,996)

Other income (expense)
Interest income		53,386	19,179	86,739
Finance cost	9,11	(2,560,648)	(2,249,055)	(79,693)
Foreign exchange gain (loss)		(3,781,509)	(9,932,252)	1,272,450
Loss on extinguishment accounts payable and loan payable		(264,050)	(8,500)	97,051
Change in fair value of derivative liability	16	-	4,827	(686,504)
Loss on settlement agreement		-	-	(285,120)
Loss on write-off of notes and other receivables	13	(15,439)	-	(46,176)
Loss on impairment and sale of assets held for sale	5	(132,737)	(1,556,787)	-
Impairment of oil and gas properties	6	(9,892,000)	-	-
Loss on issuance of shares	14	(5,052)	(17,342)	-
Gain on net monetary position	2	18,431,488	18,984,099	1,826,495
Gain (loss) on sale of oil and gas properties and equipment	6,7	(466,092)	19,535	-
Gain on modification of lease	10	46,602	-	-
Gain on termination of lease	10	-	31,864	-
Other income		-	2,377	-
Total other income (expense)		1,413,949	5,297,945	2,185,242
Income (loss) before taxes		(6,681,589)	1,816,484	(6,121,754)
Deferred tax expense	23	(2,447,053)	(1,860,326)	-
Net income (loss)		(9,128,642)	(43,842)	(6,121,754)
Other comprehensive loss
Foreign currency translation		(3,333,512)	(10,013,192)	(3,636,492)
Comprehensive income (loss)		$(12,462,154)	$(10,057,034)	$(9,758,246)

Net income (loss) per share – Basic and diluted		$(0.06)	$(0.00)	$(0.10)

Weighted average shares outstanding – Basic		142,318,767	81,084,843	62,491,482
Weighted average shares outstanding – Diluted		142,318,767	81,084,843	62,491,482

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Stockholders’ Equity
(Expressed in U.S. dollars)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance, December 31, 2021	37,033,919	$35,117,130	$1,165,170	$(1,193,641)	$7,450	$5,323	$(847,412)	$(38,715,250)	$(4,461,230)
Impact of change in functional currency	-	-	309,737	-	-	-	-	-	309,737
Issuance of common stock	35,838,968	29,097,587	2,253,535	-	-	-	-	-	31,351,122
Stock issuance costs	-	(2,649,823)	-	-	-	-	-	-	(2,649,823)
Stock issued for debt settlement	600,000	391,021	-	-	-	-	-	-	391,021
Stock issued for prepaid services	221,818	169,396	-	-	-	-	-	-	169,396
Shares issued for RSUs	220,000	111,122	-	-	(7,540)	-	-	-	103,582
Warrants exercised	2,185,366	3,144,128	(935,888)	(10,310)	-	-	-	-	2,197,930
Options exercised	675,000	1,152,269	(474,906)	(41,349)	-	2,322	-	-	638,336
Finder’s warrants issued	-	(1,782,560)	1,782,560	-	-	-	-	-	-
Repayment or write-offs of notes receivables	-	-	-	183,238	-	-	-	-	183,238
Options issued	-	-	1,421,267	-	-	-	-	-	1,421,267
Equity to be issued for settlement agreement	-	-	-	-	94,300	-	-	-	94,300
RSUs to be issued	-	-	298,322	-	-	-	-	-	298,322
RSU repurchase	-	-	(136,928)	-	-	-	-	-	(136,928)
Impact of hyperinflation	-	-	-	-	-	-	473,907	-	473,907
Net loss and comprehensive loss	-	-	-	-	-	-	(3,636,492)	(6,121,754)	(9,758,246)
Balance, December 31, 2022	76,775,071	$64,750,270	$5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931
Issuance of common stock	5,000	2,215	-	-	-	-	-	-	2,215
Options exercised	440,000	972,085	(429,221)	-	-	-	-	-	542,864
Stock issued for RSUs	1,762,805	1,462,778	(1,146,982)	-	-	-	-	-	315,796
Stock issued for debt settlement	150,000	212,402	-	-	-	-	-	-	212,402
Stock issued in market offering	36,057,934	7,960,687	-	-	-	-	-	-	7,960,687
Stock issuance costs	-	(803,012)	259,955	-	-	-	-	-	(543,057)
Stock issued for services	60,000	29,299	58,881	-	18,873	-	-	-	107,053
Stock-based compensation – options	-	-	118,202	-	-	-	-	-	118,202
Stock-based compensation – RSU’s	-	-	1,879,832	-	-	-	-	-	1,879,832
RSU’s repurchased	-	-	(919,790)	604,537	-	-	-	-	(315,253)
Convertible debt – Equity component	-	-	1,004,524	-	-	-	-	-	1,004,524
Deferred tax on equity component of convertible debt			(271,222)						(271,222)
Reduction of notes receivables	-	-	-	344,216	-	-	-	-	344,216
RSU grant accrual	-	-	2,322	-	283,094	-	-	-	285,416
Net loss and comprehensive loss	-	-	-	-	-	-	(10,013,192)	(43,842)	(10,057,034)
Balance, December 31, 2023	115,250,810	$74,586,724	$6,239,370	$(113,309)	$396,177	$7,645	$(14,023,189)	$(44,880,846)	$22,212,572
Stock issued in private placements	26,847,863	1,648,042	53,755	(2,800)	-	-	-	-	1,698,997
Stock issued for debt settlement	12,421,554	1,470,079	-	-	(94,210)	-	-	-	1,375,869
Stock issued for RSUs	2,155,578	408,456	(85,634)	-	(283,095)	-	-	-	39,727
Stock issued for Warrant exercise	33,638	3,945	(1,728)	-	-	-	-	-	2,217
Shares issued on conversion of convertible debenture	333	737	-	-	-	-	-	-	737
Stock-based compensation – options	-	-	877,629	-	-	-	-	-	877,629
Stock-based compensation – RSU’s	-	-	126,154	-	-	-	-	-	126,154
Stock issued for services	2,778,991	264,648	-	-	(12,872)	-	-	-	251,776
Reduction of notes receivables	-	-	-	25,684	-	-	-	-	25,684
Net loss and comprehensive loss	-	-	-	-	-	-	(3,333,512)	(9,128,642)	(12,462,154)
Balance, December 31, 2024	159,488,767	$78,382,631	$7,209,546	$(90,425)	$6,000	$7,645	$(17,356,701)	$(54,009,488)	$14,149,208

See accompanying notes to consolidated financial statements

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Years ended December 31,
	2024	2023	2022
Operating activities:
Net income (loss) for the year	$(9,128,642)	$(43,842)	$(6,121,754)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,058,222	2,397,261	2,118,917
Stock issued for services	251,776	89,711	169,396
Depletion	1,300,417	5,119,174	1,451,032
Depreciation	87,408	175,764	145,035
Accretion of asset retirement obligation	269,114	219,536	264,075
Accretion and accrued interest expense	1,240,840	1,393,604	26,365
Interest income	(2,190)	(19,179)	(54,623)
Change in fair value of derivative liability	-	(4,827)	686,504
Unrealized foreign exchange (gain) loss	1,182,535	4,313,483	(32,899)
Provision for settlement	-	-	285,120
(Gain) loss on debt settlement	264,050	8,500	(97,051)
Loss on issuance of shares	5,052	17,342	-
Loss (gain) on sale of oil and gas properties and equipment	466,092	(19,535)	-
Loss on impairment of O&G assets	9,892,000	-	-
Loss on sale and revaluation of assets held for sale	132,737	1,556,787	-
Loss on impairment of exploration and evaluation assets	-	-	3,101,343
Loss on write-off of notes and other receivables	15,439	-	46,176
Gain on net monetary position	(18,431,488)	(18,984,099)	(1,826,495)
Gain on termination of lease	-	(31,864)	-
Gain on modification of lease	(46,602)	-	-
Deferred tax expense	2,447,053	1,860,326	-
Changes in non-cash working capital items:
Restricted cash	-	-	5,438
Amounts receivable	(29,304)	1,448,844	(3,959,821)
Prepaid expenses and deposits	273,363	(677,165)	(883,254)
Accounts payable and accrued liabilities	3,056,991	(346,398)	11,708,461
Net cash (used in) provided by operating activities	(5,695,137)	(1,526,577)	7,031,965
Investing activities:
Property and equipment expenditures	(15,309)	(60,176)	(696,929)
Oil and gas properties expenditures	(2,127,765)	(56,381,768)	(44,369,191)
Disposal of equipment and assets held for sale	1,250,578	-	64,588
Advances from JV Partners	1,348,810	29,623,835	6,656,785
Changes in non-cash working capital items:
Prepaid expenses and deposits	(372,060)	178,536	-
Accounts payable and accrued liabilities	692,881	7,856,541	917,064
Net cash provided by (used in) investing activities	777,135	(18,783,032)	(37,427,683)
Financing activities:
Proceeds from stock subscriptions received, net	1,698,997	7,417,630	28,701,299
Proceeds from exercise of options	-	542,864	571,066
Proceeds from exercise of warrants	2,217	2,215	1,208,249
Proceeds from loans payable	2,402,751	4,988,296	199,007
Repayments of loans payable	(357,605)	(2,719,721)	(696,853)
Repayment of notes receivable	-	80,991	136,611
Proceeds from convertible debt	-	10,359,398	-
Lease payments	(22,921)	(85,271)	(4,121)
Net cash provided by financing activities	3,723,439	20,586,402	30,115,258
Effect of exchange rate changes on cash and cash equivalents	605,326	(14,409)	179,531
Net increase (decrease) in cash and cash equivalents	(589,237)	262,384	(100,929)
Cash and cash equivalents, beginning of year	1,188,445	926,061	1,026,990
Cash and cash equivalents, end of year	$599,208	$1,188,445	$926,061

	Years ended December 31,
	2024	2023	2022
Supplemental information:
Interest paid on credit facilities	$1,371,215	$795,451	$105,805
Interest paid on convertible debt	$1,312,073	$-	$-
Non-cash investing and financing activities:
Stock issued for debt settlement	$1,470,079	$212,402	$391,021
Stock issued for prepaid expenses	$-	$-	$158,698
Stock issued for services	$251,776	$89,711	$169,396
Right-of-use asset additions	$-	$236,201	$-

See accompanying notes to the consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

1.	Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada. The Company is incorporated in British Columbia. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “TCF”.

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

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2024, the Company’s current liabilities exceeded its current assets by $27,931,650 (2023 - $12,929,942) and its accumulated deficit amounts to $54,009,488 (2023 - $44,880,846). In addition, for the year ended December 31, 2024, cash used by operating activities was $5,695,137 (2023 – $1,526,577 and 2022 - $7,031,965 received from operating activities). The Company’s continuation as a going concern is dependent upon its ability to complete financing sufficient to meet current and future obligations, the successful results from its business activities, and its ability to operate profitably and generate funds. Although the Company raised capital in current and previous reporting periods, additional funding will be required to continue current operations and further advance its existing oil and gas assets in the upcoming 12 months. These factors indicate the existence of material uncertainty which raises substantial doubt about the Company’s ability to continue as a going concern.

2.	Material Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). The consolidated financial statements are expressed in U.S. dollars. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and Park Place Energy Turkey (“PPE Turkey”). The Company’s oil and gas operations are conducted jointly with its joint venture partner (Note 6). The joint arrangement meets the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”); therefore, the Company’s share of the assets, liabilities, revenues and expenses are recorded in the consolidated financial statements. All intercompany balances and transactions are eliminated on consolidation.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

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

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on April 30, 2025.

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

For the years ended December 31, 2024 and 2023

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

The value of the CPI at December 31, 2024, was 2,685 (December 31, 2023 - 1,859 and December 31, 2022 – 1,128) and the movement in the CPI for the year ended December 31, 2024 was 826 (2023 – 731 and 2022 - 442), an increase of approximately 44% (2023 – 65% and 2023 – 64%). As a result, the Company recognized a net monetary gain of $18,431,488 for the year ended December 31, 2024 (2023 - $18,984,099 and 2022 - $1,826,495) to restate transactions into a measuring unit current as of each period end.

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

For the years ended December 31, 2024 and 2023

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

For the years ended December 31, 2024 and 2023

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

For the years ended December 31, 2024 and 2023

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

Amounts receivable consist primarily of oil and gas receivables. The Company has classified these as current assets in the consolidated statements of financial position because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records an expected credit loss. The Company deems all accounts receivable to be collectable and has not recorded any expected credit losses.

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

For the years ended December 31, 2024 and 2023

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

Exploration and evaluation assets are not subject to depreciation and depletion. When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties. The Company records geological and geophysical expenses to the consolidated statements of income (loss) and comprehensive income (loss) as incurred.

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

For the years ended December 31, 2024 and 2023

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

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

(k)	Financial Instruments

Classification

The Company classifies its financial instruments into one of the following categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), or at amortized cost. This determination is made at initial recognition. All financial instruments are initially recognized at fair value on the consolidated statements of financial position, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The Company classifies its cash and cash equivalents as FVTPL, amounts receivable and notes and amounts receivable for equity issued as financial assets at amortized cost, and accounts payable and accrued liabilities, loans payable, and convertible debt as financial liabilities at amortized cost. Embedded derivatives in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

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

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

Impairment of Financial Assets at Amortized Cost

The Company recognizes an expected credit loss on financial assets that are measured at amortized cost. At each reporting date, the Company measures the allowance for expected credit loss for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date the credit risk has not increased significantly since initial recognition, the Company measures the allowance for expected credit loss for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of income (loss) and comprehensive income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the allowance for expected credit loss at the reporting date to the amount that is required to be recognized.

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

The level within which the financial asset or financial liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s cash and cash equivalents is categorized as Level 1. There were no changes in classification within the levels of fair value hierarchy during the years ended December 31, 2024, 2023 and 2022.

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

For the years ended December 31, 2024 and 2023

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

Deferred Tax

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax relating to items recognized directly in OCI or equity is recognized in OCI or equity and not in profit or loss.

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

For the years ended December 31, 2024 and 2023

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

For the years ended December 31, 2024 and 2023

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

For the years ended December 31, 2024 and 2023

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

The value of the conversion option classified as equity is determined at the issue date, by deducting the amount of the fair value of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of tax effects, and is not revised subsequently. When the conversion option is exercised, the equity component of the convertible notes will be transferred to share capital. No profit or gain is recognized to the conversion or expiration of the conversion option.

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

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2024.

IAS 1 –Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024. The Company has evaluated that adoption had no impact on the Company.

IFRS 18 - Presentation and Disclosure in Financial Statements was issued in April 2024. IFRS 18 replaces IAS 1 and introduces significant changes to the presentation of financial statements to enhance comparability across entities. The key requirements of the standard include:

●	Separate reporting of operating, investing, and financing activities in the statement of earnings, with prescribed subtotals for each category.
●	Disclosure of management-defined performance measures in a dedicated note within the financial statements.

The standard is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company intends to assess the impact of IFRS 18 on its consolidated financial statements closer to the effective date.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

3.	Amounts Receivable

	December 31, 2024	December 31, 2023
Accounts receivable	$1,300,810	$1,403,781
GST receivable	9,117	46,642
Interest receivable	24,519	44,339
Due from related parties	-	35,295
Other	36,335	63,288
	$1,370,781	$1,593,345

4.	Prepaid Expenses and Deposits

	December 31, 2024	December 31, 2023
Exploration and production advances	$172,982	$174,031
Prepaid expenses	82,774	426,487
Prepaid taxes	-	2,917
Close-Out Fund (Note 12)	686,159	371,124
	$941,915	$974,559

Prepaid expenses and deposits – Current	$255,756	$603,435
Long-term deposits	$686,159	$371,124

5.	Assets held for Sale

In 2023, management committed to a plan to sell left-over field equipment with a carrying amount of $3,036,216. Accordingly, the equipment is presented as assets held for sale.

	December 31, 2024	December 31, 2023
Beginning balance	$1,479,429	$-
Additions	-	3,036,216
Reclassified to oil and gas properties	(172,112)	-
Proceeds on sale of assets held for sale	(629,523)	-
Loss on impairment and sale of assets held for sale	(132,737)	(1,556,787)
Foreign currency translation	(157,260)	-
	$387,797	$1,479,429

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

6.	Oil and Gas Properties

	SASB	Cendere	Total
Cost
As at December 31, 2022	$31,334,321	$2,558,013	$33,892,334
Additions	56,381,768	-	56,381,768
JV Contribution	(29,623,835)	-	(29,623,835)
Change in ARO estimate and additions	706,159	102	706,261
Currency translation adjustment	(17,696,392)	(948,518)	(18,644,910)
Impact of hyperinflation	21,039,584	1,042,395	22,081,979
Reclassified as assets held for sale (Note 5)	(3,036,216)	-	(3,036,216)
As at December 31, 2023	$59,105,389	$2,651,992	$61,757,381
Additions	2,127,764	-	2,127,764
JV Contributions	(1,348,810)	-	(1,348,810)
Reclassified from assets held for sale	172,112	-	172,112
Sale of O&G assets	(1,087,146)	-	(1,087,146)
Change in ARO estimate and additions	(610,113)	(1,587)	(611,700)
Currency translation adjustment	(10,685,298)	(421,305)	(11,106,603)
Impact of hyperinflation	22,177,851	989,773	23,167,624
As at December 31, 2024	$69,851,749	$3,218,873	$73,070,622

Accumulated depletion and impairment
As at December 31, 2022	$1,972,988	$1,869,552	$3,842,540
Depletion	5,038,009	81,165	5,119,174
Currency translation adjustment	(731,475)	(693,127)	(1,424,602)
Impact of hyperinflation	804,164	762,005	1,566,169
As at December 31, 2023	$7,083,686	$2,019,595	$9,103,281
Depletion	1,233,377	67,040	1,300,417
Impairment	9,892,000	-	9,892,000
Currency translation adjustment	(1,125,451)	(320,873)	(1,446,324)
Impact of hyperinflation	2,644,191	753,873	3,398,064
As at December 31, 2024	$19,727,803	$2,519,635	$22,247,438

Net book value
As at December 31, 2023	$52,021,703	$632,397	$52,654,100
As at December 31, 2024	$50,123,946	$699,238	$50,823,184

Cendere oil field

The Cendere onshore oil field, which is located in South East Turkey has a total of 25 wells. The operator of the Cendere Field is Türkiye Petrolleri Anonim Ortaklığı (“TPAO”). The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%. As at December 31, 2024, the depletion calculation includes future development costs of $32,600 (December 31, 2023 - $65,000) based on the most recent reserve report.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

6.	Oil and Gas Properties (continued)

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company owns a 49% working interest in SASB in partnership with TPAO. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea. As at December 31, 2024, the depletion calculation includes future development costs of $31,400,000 (December 31, 2023 - $35,144,000) based on the most recent reserve report.

Impairment

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

As at December 31, 2024, the Company performed an assessment of potential impairment indicators and noted that the Company’s net asset value was greater than its market capitalization and that the Company’s oil and gas properties have underperformed. As a result of the impairment indicators noted, the Company performed an impairment test in accordance with IFRS. This resulted in a $9,892,000 impairment of the Company’s SASB gas property and no impairment on the Cendere oil property. For the purposes of testing impairment and determining value in use of the SASB property, the Company used a 15-year forecast of before-tax net cash flows on proved developed reserves (i.e. excluding proved undeveloped reserves) obtained from the annual reserve report discounted at 15% to estimate the value in use of the SASB property. This resulted in a recoverable amount (value in use) of $50,124,000. The pre-impairment carrying value of the SASB cash generating unit includes the net book value of the SASB property of $60,016,000.

Sale of assets

During the year ended December 31, 2024, the Company sold tubing and casing with a cost of $1,087,146 for proceeds of $621,054, resulting in a loss of $466,092.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

7.	Property and Equipment

	Right-of-use assets	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
Cost
As at December 31, 2022	$50,449	$186,362	$333,337	$458,784	$44,917	$1,073,849
Additions	236,202	14,498	11,076	15,644	18,958	296,378
Disposals	(47,685)	-	-	(97,028)	-	(144,713)
Currency translation adjustment	(105,792)	(60,555)	(126,062)	(151,880)	(14,291)	(458,580)
Impact of hyperinflation	69,616	68,608	140,538	136,661	17,538	432,961
As at December 31, 2023	$202,790	$208,913	$358,889	$362,181	$67,122	$1,199,895
Additions	-	-	-	-	15,309	15,309
Modification	(46,120)	-	-	-	-	(46,120)
Currency translation adjustment	(26,099)	(29,292)	(57,820)	(57,543)	(9,533)	(180,287)
Impact of hyperinflation	64,071	66,407	133,966	135,194	19,916	419,554
As at December 31, 2024	$194,642	$246,028	$435,035	$439,832	$92,814	$1,408,351

Accumulated depreciation
As at December 31, 2022	40,167	126,995	45,422	111,264	8,274	332,122
Depreciation	37,457	13,135	52,084	62,920	10,168	175,764
Disposals	(10,332)	-	-	(30,267)	-	(40,599)
Currency translation adjustment	(14,892)	(45,848)	(16,840)	(41,251)	(2,513)	(121,344)
Impact of hyperinflation	16,372	50,404	18,513	45,350	2,763	133,402
As at December 31, 2023	$68,772	$144,686	$99,179	$148,016	$18,692	$479,345
Depreciation	14,230	10,706	28,837	22,513	11,122	87,408
Currency translation adjustment	(10,927)	(21,650)	(15,758)	(23,517)	(2,189)	(74,041)
Impact of hyperinflation	25,671	50,869	37,022	55,251	5,143	173,956
As at December 31, 2024	$97,746	$184,611	$149,280	$202,263	$32,768	$666,668

Net Book Value
As at December 31, 2023	$134,018	$64,227	$259,710	$214,165	$48,430	$720,550
As at December 31, 2024	$96,896	$61,417	$285,755	$237,569	$60,046	$741,683

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

8.	Accounts Payable and Accrued Liabilities

	December 31, 2024	December 31, 2023
Accounts payable	$14,156,541	$13,567,262
Accrued liabilities	240,462	77,078
Payroll, withholding and sales tax liabilities	410,862	420,679
	$14,807,865	$14,065,019

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

9.	Loans Payable

As at	December 31, 2024	December 31, 2023
Unsecured, interest-bearing loan at 37.7% per annum[1]	-	19,461
Unsecured, interest-bearing loan at 6% per annum[3,4]	36,512	614,899
Unsecured, interest-bearing loan at 1% per month[2]	3,141,750	2,822,250
Unsecured, non- interest-bearing loan[5,6]	-	7,840
Unsecured, interest-bearing loan at 8.25% per annum[7]	1,034,484	-
Unsecured, interest-bearing loan at 52% per annum[8]	1,009,883	-
Unsecured, interest-bearing loan at 12% per month[9]	139,349	-
Total loans payable	5,361,978	3,464,450
Current portion of loans payable	(5,361,978)	(3,464,450)
Long-term portion of loans payable	$-	$-

(1)	On March 13, 2023, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately USD$105,386). The loan matured on March 12, 2024, and accrued interest at 37.67% per annum. Principal and accrued interest were paid monthly. During the year ended December 31, 2024, the Company made $17,856 (2023 - $61,627) in principal payments and $1,166 (2023 - $18,676) in interest payments.

(2)	On July 1, 2023, the Company entered into agreements with TR1 Master Fund to borrow $1,065,000 and $1,597,500. The loans were issued with a $65,000 and $97,500 discount, respectively, and bear an interest rate of 1% per month. The maturity date was December 31, 2023, and the Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payments on the loans are $40,000 and $60,000, respectively. The minimum interest payments have been recorded on the consolidated statements of income (loss) and comprehensive income (loss) as finance costs. Accrued interest in excess of the minimum interest payments of $23,900 and $35,850, respectively were recorded during the year ended December 31, 2023. Accretion of the discount recognized on the loans during the period were $63,916 and $96,138, respectively. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. Accrued interest in excess of the minimum interest payments of $127,800 and $191,700, respectively were recorded during the year ended December 31, 2024. The Company is currently in discussions with the lender and has not made any repayments as at the date of these consolidated financial statements.

(3)	On July 20, 2023, the Company entered into a promissory note with 1324025 BC Ltd for CAD$300,000 (USD$228,023). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. During the year ended December 31, 2023, CAD$50,000 (USD$37,717) of the principal balance was repaid and CAD$7,917 (USD$5,867) in interest was accrued. During the year ended December 31, 2024, CAD$218,509 (USD$157,016) of the principal balance was repaid and CAD$13,072 (USD$9,543) in interest was accrued.

(4)	On September 1, 2023, the Company entered into a promissory note with 2476393 Alberta Ltd for CAD$546,000 (USD$402,115). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. As at December 31, 2023, no repayments had been made. During the year ended December 31, 2023, CAD$10,734 (USD$7,954) in interest was accrued. During the year ended December 31, 2024, the Company entered into a debt settlement agreement to settle the CAD$546,000 (USD$397,948) principal amount. The Company issued 2,730,000 shares at a deemed price of $0.20 per share resulting in a CAD$109,200 (USD$81,417) loss on extinguishment of loan payable.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

9.	Loans Payable (continued)

(5)	On November 23, 2023, the Company entered into a short-term non-interest-bearing promissory note with 1647020 Alberta Ltd. for CAD$12,000 (USD$8,766). During the year ended December 31, 2024, CAD10,386 (USD$7,840) (2023 - CAD$1,614 (USD $1,141)) of the principal had been applied against amounts owed by the note holder.

(6)	On May 28, 2024, the Company received CAD$100,000 (USD$73,352) from an officer of a subsidiary of the Company, which was repaid in full as of December 31, 2024.

(7)	On December 13, 2024, Park Place Turkey Limited entered into a loan with Garanti Bank in the amount of $1,120,000. The loan matures on November 13, 2025, and bears interest at 8.25% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2024, the Company made $89,857 in principal payments and $7,700 in interest payments. As at December 31, 2024, accrued interest of $4,341 was recorded.

(8)	On December 18, 2024, Park Place Turkey Limited entered into a loan with Garanti Bank in the amount of ₺37,500,000 (or approximately USD$1,070,617). The loan matures on November 18, 2025, and bears interest at 52% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2024, the Company made ₺2,418,003 (USD$68,349) in principal payments and ₺1,625,000 (USD$45,933) in interest payments. As at December 31, 2024, accrued interest of ₺644,942 (USD$18,230) was recorded.

(9)	On December 27, 2024, the Company entered into a loan agreement with an officer of the Company for CAD$200,000 (USD$138,782). The loan bears interest at 12% per annum and is due on demand. As at December 31, 2024, the loan accrued interest of CAD$263 (USD$183).

10.	Leases

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

Lease liability	December 31, 2024	December 31, 2023
Beginning balance	$141,695	$8,609
Additions, cost	-	236,201
Interest expense	18,179	53,831
Lease payments	(22,921)	(85,271)
Currency translation adjustment	(2,538)	(2,458)
Modification of lease	(89,042)	-
Termination of lease	-	(69,217)
Ending balance	$45,373	$141,695

As at December 31, 2024 and December 31, 2023, the Company’s lease liability is as follows:

Lease liability	December 31, 2024	December 31, 2023
Current portion of lease liability	$10,356	$19,637
Long-term portion of lease liability	35,017	122,058
	$45,373	$141,695

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

10.	Leases (continued)

Future minimum lease payments to be paid by the Company as a lessee as of December 31, 2024 are as follows:

Operating lease commitments and lease liability
2025	$25,200
2026	25,200
2027	25,200
Total future minimum lease payments	75,600
Discount	(30,227)
Total	$45,373

During the year ended December 31, 2024, the terms of the leases commencing February 1, 2023 and March 1, 2023 were modified and the Company recorded a modification to the lease liability and right-of-use asset of $89,042 and $46,120, respectively, and a gain on lease modification of $42,922 ($46,602 adjusted for hyperinflation).

During the year ended December 31, 2024, $48,356 (2023 - $33,743) of short-term leases were expensed to the consolidated statements of income (loss) and comprehensive income (loss).

11.	Convertible debentures

On April 20, 2023, the Company entered into an agreement to issue 15,000 units of the Company (the “Units”) at a price of CAD$1,000 per unit, for gross proceeds of CAD$15,000,000 (USD$11,135,145). Each Unit will consist of CAD$1,000 (approximately USD$742) principal amount secured convertible debenture (“Debenture”) and 333 common share purchase warrants of the Company (the “Warrants”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$2.50 (approximately USD$1.86 at initial recognition) and shall have an expiry date of June 29, 2025.

The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12% per annum, payable semi-annually. The Company has the ability to redeem the Debentures at any time between the dates of April 30, 2024 and April 30, 2025 at a redemption price of 105% of the principal amount plus any accrued interest. At the holders’ option, the Debentures may be converted into common shares of the Company at any time, up to the earlier of the Maturity Date and the redemption of the Debentures, at a conversion price of CAD$3.00 (approximately USD$2.23 at initial recognition) per common share.

The convertible debentures were determined to be a financial instrument comprising a host debt component, a conversion feature classified as equity, and freestanding warrants classified as equity. The warrants and conversion features were determined to be equity components because the exercise prices are denominated in the functional currency of the Company. Thus, these components meet the criterion of an equity instrument.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

11.	Convertible debentures (continued)

The relative fair value of the warrants and conversion features were determined using the Black-Scholes Option Pricing Model using the assumptions set out as follows:

April 20, 2023
Risk-free interest rate	3.86%
Expected volatility	101.71 – 119.94%
Dividend yield	0%
Expected life	2.03–- 2.19 years

During the year ended December 31, 2024, CAD$1,000 (USD$736) in convertible debentures were converted into 333 common shares at a conversion price of CAD$3.00 (USD$2.21).

A continuity schedule of the Company’s convertible debt is as follows:

Balance as at January 1, 2023	$-
Issued	11,135,145
Transaction costs	(992,525)
Transaction costs allocated to equity	77,086
Relative fair value of conversion feature	(369,181)
Relative fair value of Warrants	(495,653)
Repayment	(709,022)
Accretion	578,675
Interest	931,962
Currency translation adjustment	173,232
Balance as at December 31, 2023	$10,329,719
Repayment	(1,312,073)
Conversion	(737)
Accretion	880,320
Interest	1,317,458
Currency translation adjustment	(849,694)
Balance as at December 31, 2024	$10,364,993
Current	$10,364,993
Long-term	$-

12.	Asset Retirement Obligation

The following is a continuity of the Company’s asset retirement obligations:

	December 31, 2024	December 31, 2023
Beginning balance	$6,247,027	$5,316,470
Additions	-	797,102
Accretion expense	269,114	219,536
Impact of hyperinflation	(174,899)	(599,096)
Currency translation adjustment	165,667	603,856
Change in estimate	(611,700)	(90,841)
Ending balance	$5,895,209	$6,247,027

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

12.	Asset Retirement Obligation (continued)

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at December 31, 2024 is $16.5 million (December 31, 2023 - $16.5 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2023 – 2.5%) and discounted using a risk free rate of 4.75% (December 31, 2023 – 4%) between 10 and 20 years.

During 2023, the Company and TPAO agreed to establish a close out-fund (the “Close-Out Fund”) in a US dollar bank account. The amounts accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project. The US dollar bank account is held by TPAO. Starting with the July 2023 natural gas revenue, each party agreed to transfer 10% of its revenue into the Close-Out Fund on a monthly basis, until an amount agreed to by both parties is attained. The Company accounted for its share in the Close-Out Fund as a long-term deposit (Note 4). As at December 31, 2024, the Company share of the Close-Out Fund amounted to $686,159 (December 31, 2023 – $371,124).

13.	Notes and Amounts Receivable for Equity Issued

	December 31, 2024	December 31, 2023
Notes receivable	$90,425	$97,907
Amounts receivable	-	15,402
	$90,425	$113,309

The notes receivable bear interest at 5%.

The amounts receivable are non-interest bearing and due on demand.

The following is a continuity of the Company’s notes and other receivables:

	Notes receivable	Amounts receivable	Total
Balance, December 31, 2021	$1,158,832	$34,809	$1,193,641
Additions	-	51,659	51,659
Repayments	(136,611)	(24,528)	(161,139)
Write-off	(22,099)	-	(22,099)
Balance, December 31, 2022	$1,000,122	$61,940	$1,062,062
Repayments	(297,678)	(36,228)	(333,906)
Settled through RSU repurchase (Note 18)	(604,537)	-	(604,537)
Write-off	-	(10,310)	(10,310)
Balance, December 31, 2023	$97,907	$15,402	$113,309
Additions	-	2,800	2,800
Repayments	(7,482)	(14,230)	(21,712)
Write-off		(3,972)	(3,972)
Balance, December 31, 2024	$90,425	$-	$90,425

During the year ended December 31, 2024, the interest income totaled $4,408 (2023 - $16,373 and 2022 - $52,502). During the year ended December 31, 2024, the Company recorded a $15,439 (2023 - $Nil and 2022 - $46,176) loss on the write-off of notes and other receivables related to the write-off of interest accrued. As at December 31, 2024, accrued interest of $24,519 (December 31, 2023 – $44,262) was included in amounts receivable (Note 3).

14.	Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at December 31, 2024, 159,488,767 common shares were issued and outstanding (December 31, 2023 – 115,250,810).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

14.	Common Stock (continued)

For the year ended December 31, 2024

During the year ended December 31, 2024, the Company issued 333 shares pursuant to the conversion of CAD$1,000 (USD$737) in convertible debentures (Note 11).

During the year ended December 31, 2024, the Company issued 26,847,863 units at CAD$0.09 per unit for gross proceeds of CAD$2,416,308 (USD$1,769,508) pursuant to the closing of non-brokered private placements. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share for CAD$0.18 for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of CAD$92,407 (USD$67,711) were paid and 1,026,747 finder’s warrants were issued with a fair value of $53,755. The finder’s warrants are exercisable into one common share at CAD$0.09 for two years from the closing of the offering. As at December 31, 2024, subscription proceeds of CAD$3,836 (USD$2,800) are still owed to the Company.

During the year ended December 31, 2024, the Company issued 2,155,578 shares for RSU’s which were granted and vested during the year and during previous periods. As a result, $283,095 in previously recorded obligation to issue shares was settled, $85,634 was transferred out of reserves, and $37,727 of RSU obligation was settled.

During the year ended December 31, 2024, the Company issued 6,870,297 shares and 5,551,257 units with a fair value of $1,470,079 to settle debt and obligation to issue shares of $1,200,977 and recognized a loss on the settlement of $264,050 and a loss on issuance of shares of $5,052. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable at CAD$0.18 and expires two years from the date of issuance.

During the year ended December 31, 2024, the Company issued 1,385,658 shares and 1,393,333 units valued at $264,648 for services rendered or to be rendered. Shares valued at $12,872 were owed from prior periods. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable at CAD$0.18 and expires two years from the date of issuance.

During the year ended December 31, 2024, $33,111 in RSUs accrued in a prior period was reversed out of reserves.

During the year ended December 31, 2024, the Company issued shares for the exercise of warrants as follows:

●	33,638 common shares for the exercise of 33,638 warrants at CAD$0.09 (approximately USD$0.07) for cash proceeds of CAD$3,027 (USD$2,217). As a result, $1,728 was transferred from warrant and option reserve to share capital.

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

For the years ended December 31, 2024 and 2023

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

14.	Common Stock (continued)

●	9,500 common shares for the exercise of 9,500 warrants at CAD$2.25 (approximately USD$1.69) for cash proceeds of CAD$21,375 (USD$16,101). As a result, $1,159 was transferred from warrant reserves to common stock and share premium;
●	221,616 common shares for the exercise of 221,616 warrants at $0.39 for cash proceeds of $87,071. As the warrants were liability classified, the fair value of the shares of $326,695 was transferred to share premium;
●	250,000 common shares for the exercise of 250,000 warrants at $0.40. In lieu of cash, the Company acquired prepaid services in the amount of $100,000. As the warrants were liability classified, the fair value of the shares of $121,604 was transferred to share premium;
●	152,000 common shares for the exercise of 152,000 warrants at $0.50 for cash proceeds of $67,797. As the warrants were liability classified, the fair value of the shares of $164,025 was transferred to share premium; and
●	200,000 common shares for the exercise of 200,000 warrants at $0.80 for cash proceeds of $160,000. As the warrants were liability classified, the fair value of the shares of $210,627 was transferred to share premium.

During the year ended December 31, 2022, the Company issued shares for the exercise of options as follows:

●	60,000 common shares for the exercise of 60,000 options at CAD$0.40 (approximately USD$0.29) for cash proceeds of CAD$24,000 (USD$17,609). As a result, $16,557 was transferred from option reserves to common stock and share premium;
●	155,000 common shares for the exercise of 149,000 options at CAD$0.50 (approximately USD$0.39) for cash proceeds of CAD$77,500 (USD$58,751). 6,000 Common shares were issued in error. As a result, $2,322 was recorded in shares to be cancelled. Pursuant to the issuance, $55,001 was transferred from option reserves to common stock and share premium;
●	50,000 common shares pursuant to the exercise of 50,000 options at CAD$0.50 (approximately USD$0.39). In lieu of cash, debt in the amount of CAD$25,000 (USD$19,270) was settled. Pursuant to the issuance, $18,474 was transferred from option reserves to common stock and share premium;
●	330,000 common shares for the exercise of 330,000 options at CAD$2.20 (approximately USD$1.50) for cash proceeds of CAD$726,000 (USD$494,706). As a result, $341,584 was transferred from option reserves to common stock and share premium. As at December 31, 2022, CAD$56,000 (USD$41,349) had not yet been received and was recorded to receivables for equity issued; and
●	80,000 common shares pursuant to the exercise of 80,000 options at $0.60. In lieu of cash, debt owed to the equity holders was settled in the amount of $48,000. Pursuant to the issuance, $43,290 was transferred from option reserves to common stock and share premium.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

14.	Common Stock (continued)

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

15.	Stock Options

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

A continuity of the Company’s outstanding stock options for the year ended December 31, 2024, 2023, and 2022 is presented below:

15.	Stock Options (continued)

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2021	1,528,000	$0.79
Granted	1,442,000	1.86
Exercised	(669,000)	1.33
Expired	(1,000)	0.50
Outstanding, December 31, 2022	2,300,000	$1.27
Exercised	(440,000)	1.65
Expired	(240,000)	0.79
Outstanding, December 31, 2023	1,620,000	$1.24
Granted	11,650,000	0.16
Expired	(690,000)	0.90
Forfeited	(566,000)	1.32
Outstanding and Exercisable, December 31, 2024	12,014,000	$0.21

At December 31, 2024 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
64,000	0.40 CAD	July 31, 2025	64,000
50,000	1.50 CAD	July 26, 2025	50,000
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
50,000	2.20 CAD	December 9, 2025	50,000
200,000	0.30 CAD	January 2, 2027	200,000
200,000	0.20 CAD	February 12, 2027	200,000
250,000	0.20 CAD	February 15, 2027	250,000
500,000	0.25 CAD	February 28, 2027	500,000
2,450,000	0.20 CAD	March 8, 2027	2,450,000
8,050,000	0.14 CAD	August 12, 2029	8,050,000
12,014,000			12,014,000

As at December 31, 2024, the weighted average remaining contractual life of outstanding stock options is 3.77 years (December 31, 2023 – 1.26 years).

For the year ended December 31, 2024, the Company recognized $877,629 (2023 - $118,202 and 2022 - $1,421,267) in stock-based compensation expense for options granted and vested. At December 31, 2024, the Company has $Nil (December 31, 2023 - $Nil) in unrecognized compensation expense related to stock options.

The fair values for stock options granted during the year ended December 31, 2024, 2023, and 2022 have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2024	2023	2022
Risk-free interest rate	2.92 – 3.84%	N/A	0.29 – 3.76%
Expected life (years)	3 – 5	N/A	2 – 5
Expected volatility	111 – 129%	N/A	125 – 234%
Dividend yield	0%	N/A	0%
Forfeiture rate	0%	N/A	0%

16.	Warrants

A continuity of the Company’s outstanding share purchase warrants for the year ended December 31, 2024, 2023, and 2022 is presented below:

	Number of warrants	Weighted average exercise price (CAD)
Outstanding, December 31, 2021	1,568,866	$0.63
Issued	21,011,038	2.31
Exercised	(2,185,366)	0.87
Expired	(7,000)	0.50
Outstanding, December 31, 2022	20,387,538	$2.33
Issued	7,402,726	1.88
Expired	(10,000)	2.17
Outstanding, December 31, 2023	27,780,264	$2.21
Issued	34,819,200	0.18
Exercised	(33,638)	0.09
Expired	(12,548,559)	2.25
Outstanding, December 31, 2024	50,017,267	$0.79

At December 31, 2024, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
12,529,690	2.50 CAD	June 29, 2025
300,288	1.55 CAD	June 29, 2025
300,000	2.50 CAD	April 20, 2025
2,101,727	0.30 CAD	November 28, 2025
13,232,373	0.18 CAD	May 28, 2026
520,364	0.09 CAD	May 28, 2026
6,142,223	0.18 CAD	May 31, 2026
362,250	0.09 CAD	May 31, 2026
1,532,478	0.18 CAD	June 10, 2026
39,095	0.09 CAD	June 10, 2026
2,262,778	0.18 CAD	June 19, 2026
60,900	0.09 CAD	June 19, 2026
8,472,601	0.18 CAD	June 28, 2026
2,000,000	0.18 CAD	July 3, 2026
150,000	0.18 CAD	July 5, 2026
10,500	0.09 CAD	July 5, 2026
50,017,267

As at December 31, 2024, the weighted average remaining contractual life of outstanding warrants is 1.17 years (December 31, 2023 – 0.95 years).

During the year ended December 31, 2024, the Company issued 26,847,863 warrants as part of units issued in private placements completed, 1,026,747 finder’s warrants pursuant to the private placements completed, and 6,944,590 warrants as part of units issued to settle debt and for services rendered.

The fair values for finder’s warrants granted during the year ended December 31, 2024, 2023, and 2022 have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

16.	Warrants (continued)

	2024	2023	2022
Risk-free interest rate	3.74 – 4.20%	3.77 – 4.43%	1.21 – 3.13%
Expected life (years)	2	2	2 – 3
Expected volatility	92 – 93%	101 – 104%	154 – 182%
Dividend yield	0%	0%	0%

The Company had previously issued warrants in connection with private placements, or debt settlements where the exercise price of such warrants was denominated in USD. As such the warrants were classified as derivate liabilities.

As at December 31, 2023, the fair value of the warrants were remeasured at $Nil as all the warrants had expired. The Company recognized a gain on the fair value change of $4,827 for the year ended December 31, 2023.

17.	Restricted Stock Units

During the year ended December 31, 2024, the Company granted RSUs as follows:

●	On January 1, 2024, the Company granted 438,000 RSU’s which vest quarterly beginning January 1, 2024. On December 27, 2024, 96,000 vested RSU’s were cancelled pursuant to a settlement agreement (Note 18).
●	As at December 31, 2024, the Company accrued for 1,038,500 RSU’s valued at $54,197 as an annual bonus to a member of management (Note 18).
●	During the year ended December 31, 2024, the Company granted 645,968 RSU’s valued at $63,986 pursuant to certain anniversary terms of the employment agreement of a member of management.

For the year ended December 31, 2024, the Company recognized $180,593 (2023 - $2,279,059 and 2022 - $697,650) in stock-based compensation expense for RSUs granted and vested.

	Number of unvested restricted stock units	Weighted average fair value per award
Balance, December 31, 2021	-	$-
Granted	885,012	0.80
Vested	(885,012)	0.80
Balance, December 31, 2022	–	$–
Granted	3,476,659	0.81
Canceled	(30,000)	2.00
Vested	(3,446,659)	0.80
Balance, December 31, 2023	–	–
Granted	2,122,468	0.12
Canceled	(96,000)	0.05
Vested	(987,968)	0.08
Balance, December 31, 2024	1,038,500	0.03

The Company previously granted certain RSU’s whereby the holder has the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the cash equivalent of the market price of the shares on the date of vesting. As a result, a portion of the value of the RSU’s is recorded as a RSU obligation liability. During the year ended December 31, 2024, the Company granted 645,968 RSUs of this nature.

During the year ended December 31, 2024, the Company issued 1,509,610 shares for RSU’s which were granted and vested in previous periods. As a result, the RSU obligation liability of $18,398 was settled. As at December 31, 2024, the balance of the RSU obligation was $Nil (December 31, 2023 - $18,398).

As at December 31, 2024, the Company had 1,038,500 RSU’s (December 31, 2023 – Nil) outstanding.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

18.	Related Party Transactions

At December 31, 2024, notes receivable included $37,172 (December 31, 2023 - $nil) to related parties.

At December 31, 2024, accounts payable and accrued liabilities included $422,564 (December 31, 2023 - $115,526) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2024, management fees and salaries of $735,661 (2023 - $924,083 and 2022 - $711,766), director fees of $118,200 (2023 - $145,500 and 2022 - $92,000), consulting fees of $609,485 (2023 - $52,313 and 2022 - $Nil), and stock-based compensation of $913,163 (2023 - $1,294,051 and 2022 - $926,119) were incurred to related parties.

During the year ended December 31, 2024, the Company granted 438,000 RSU’s to directors pursuant to the Company’s director compensation plan, 645,968 RSU’s pursuant to certain anniversary terms in the employment agreement of a member of management and accrued for 1,038,500 RSU’s valued at $54,197 as an annual bonus to a member of management. As a result of a settlement agreement entered between the Company and a senior member of management during the year, 96,000 RSU’s were cancelled.

During the year ended December 31, 2024, the Company issued 2,155,578 shares for RSU’s which were granted and vested during the year and during previous periods.

During the year ended December 31, 2024, the Company issued 4,906,847 shares (2023 – 80,000) and 4,076,302 units (2023 – Nil) with a fair value of $836,921 (2023 - $115,304) and $327,388 (2023 - $Nil), respectively, to related parties of the Company to settle accounts payable of $800,958 (2023 - $118,261) and obligation to issue shares of $146,401 (2023 - $Nil) and recognized a loss on settlement of $216,951 (2023 – gain of $2,957). During the year ended December 31, 2022, the Company issued 400,000 units with a fair value of $260,681 for the settlement of accounts payable owed to related parties in the amount of $260,681, resulting in no gain or loss.

As at December 31, 2024, loans payable included CAD$252,743 (USD$191,811) (December 31, 2023 - CAD$402,115 (USD$420,281)) due to related parties. The loans payable are unsecured, bears interest ranging from 6% - 12% per annum and have maturity dates ranging from December 31, 2024 to December 27, 2026.

As at December 31, 2024, $6,000 (2023 - $Nil) in shares were owed to an officer of the Company.

During the year ended December 31, 2023, the Company repurchased 586,868 RSU’s from directors and recognized a reduction to equity of $799,212 on the transaction. $473,331 of the RSU’s repurchased was applied against outstanding notes receivable.

19.	General and Administrative

	For the years ended
	December 31, 2024	December 31, 2023	December 31, 2022
Salaries and compensation	$3,942,187	$3,391,346	$3,223,218
Royalties	773,021	2,242,613	1,163,498
Professional fees	648,528	820,047	552,975
Investor relations	210,464	236,441	592,155
Office	178,592	230,472	119,999
Advertising	167,671	123,293	519,321
Filing and transfer fees	92,502	111,987	96,701
Travel	147,161	114,335	87,285
Penalties	53	19,763	30,208
Bank charges and other	22,714	4,675	12,140
	$6,182,893	$7,294,972	$6,397,500

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

20.	Segmented Information

During the years ended December 31, 2024, and 2023, the Company’s operations were in the resource industry in Turkey with head offices in Canada and a satellite office in Sofia, Bulgaria.

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2024
Revenue	$-	$7,000,836	$-	$7,000,836
Finance cost	2,536,892	23,756	-	2,560,648
Depletion	-	1,300,417	-	1,300,417
Depreciation	8,394	79,014	-	87,408
Accretion of asset retirement obligation	-	269,114	-	269,114
Stock-based compensation	1,058,222	-	-	1,058,222
Impairment of O&G assets	-	9,892,000	-	9,892,000
Loss on debt extinguishment	264,050	-	-	264,050
Loss on sale and revaluation of AHFS	-	132,737	-	132,737
Gain on net monetary position	-	18,431,488	-	18,431,488
Net loss	(7,480,808)	(1,647,834)	-	(9,128,642)
As at December 31, 2024
Non-current assets	$24,277	$52,226,749	$-	$52,251,026

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2023
Revenue	$-	$16,797,366	$-	$16,797,366
Finance cost	2,202,324	46,731	-	2,249,055
Depletion	-	5,119,174	-	5,119,174
Depreciation	8,497	167,267	-	175,764
Accretion of asset retirement obligation	-	219,536	-	219,536
Stock-based compensation	2,397,261	-	-	2,397,261
Loss on debt extinguishment	8,500	-	-	8,500
Loss on impairment of assets held for sale	-	1,556,787	-	1,556,787
Gain on net monetary position	-	18,984,099	-	18,984,099
Net income (loss)	(7,900,218)	7,861,094	(4,718)	(43,842)
As at December 31, 2023
Non-current assets	$35,021	$53,710,753	$-	$53,745,774

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2022
Revenue	$-	$9,375,029	$-	$9,375,029
Finance cost	79,693	-	-	79,693
Depletion	-	1,451,032	-	1,451,032
Depreciation	4,826	140,209	-	145,035
Accretion of asset retirement obligation	-	264,075	-	264,075
Stock-based compensation	2,118,917	-	-	2,118,917
Loss on impairment of exploration and evaluation assets	-	-	3,101,343	3,101,343
Gain on debt extinguishment	97,051	-	-	97,051
Gain on net monetary position	-	1,826,495	-	1,826,495
Net income (loss)	(6,684,988)	3,577,954	(3,014,720)	(6,121,754)
As at December 31, 2022
Non-current assets	$42,781	$30,748,740	$-	$30,791,521

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

20.	Segmented Information (continued)

The Company’s breakdown of net revenue by product segment is as follows:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Oil	$3,323,925	$3,055,800	$4,087,664
Gas	3,676,911	13,741,566	5,287,365
	$7,000,836	$16,797,366	$9,375,029

The Company incurs royalties of 12.5%. During the year ended December 31, 2024, the Company paid royalties totaling $773,021 (2023 - $2,242,613 and 2022 - $1,163,498) which is included in general and administrative expenses on the statements of income (loss) and comprehensive income (loss).

21.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due. The Company considers its capital for this purpose to be its equity, $14,149,208 (2023 - $22,212,572).

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

22.	Financial Instruments and Risk Management (continued)

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

As at December 31, 2024 and 2023, significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

	2024	2023
Cash and cash equivalents	$152,087	$402,397
Accounts receivable	$63,120	$25,253
Accounts payable	($12,812,027)	($9,831,346)
Loans payable	($4,176,234)	-
Lease liability	($45,353)	($138,827)
Total	($16,818,407)	($9,542,523)

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $1,681,841 at December 31, 2024 (December 31, 2023 - $954,252 and December 31, 2022 - $30,435).

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

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at December 31, 2024, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $2,051,297 (December 31, 2023 - $2,848,457 and December 31, 2022 - $5,263,886).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

22.	Financial Instruments and Risk Management (continued)

c)	Liquidity risk

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

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at December 31, 2024	Less than 1 year	1 – 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$14,807,865	$		$-	$14,807,865
Loans payable	5,361,978		-	-	5,361,978
Lease liability	25,200		50,400	-	75,600
Convertible debt	11,061,497		-	-	11,061,497
Total liabilities	$31,256,540		$50,400	$-	$31,306,940

As at December 31, 2023	Less than 1 year	1 – 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$14,065,019	$		$-	$14,065,019
Loans payable	3,464,450		-	-	3,464,450
Lease liability	58,919		116,651	60,921	236,491
RSU obligation	18,398		-	-	18,398
Convertible debt	1,361,525		11,988,362	-	13,349,887
Total liabilities	$18,968,311		$12,105,013	$60,921	$31,134,245

As at December 31, 2022	Less than 1 year	1 - 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$10,600,080	$-	$-	$10,600,080
Loans payable	145,866	20,689	-	166,555
Lease liability	4,807	4,807	-	9,614
RSU obligation	295,747	-	-	295,747
Derivative liability	-	4,827	-	4,827
Total liabilities	$11,046,500	$30,323	$-	$11,076,823

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in U.S. dollars)

23.	Income Tax

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

For the years ended December 31,	2024	2023	2022

Net income (loss) before income taxes	$(6,681,589)	$1,816,484	$(6,121,754)
Effective tax rate	27%	27%	27%
Expected income tax recovery	$(1,804,029)	$490,451	$(1,652,874)
Change in statutory, foreign tax, foreign exchange rates, and other	(109,080)	(199,665)	238,194
Permanent differences	2,628,742	1,335,113	649,306
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	381,147	249,576	-
Change in unrecognized deductible temporary differences	1,350,273	(15,149)	765,374
Total	$2,447,053	$1,860,326	$-

The tax effected items that give rise to significant portions of the deferred tax assets and deferred tax liabilities as at year-end are presented below:

As at December 31,	2024	2023	2022
Deferred tax liabilities
Oil and gas properties	$(10,117,185)	$(9,990,074)	$(1,426,133)
Property and equipment	(80,212)	(60,011)	-
Convertible debt	(76,898)	(327,305)	-

Deferred tax assets
Assets held for sale	$388,917	$311,357	$-
Asset retirement obligation	1,179,042	1,249,406
Non-capital losses	4,466,394	6,685,079	1,426,133
Net deferred tax assets (liabilities)	$(4,239,942)	$(2,131,548)	$-

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2024	Expiry	2023	Expiry	2022	Expiry

Share issue costs	1,899,434	2028	2,782,651	2027	2,119,858	2027
Property and equipment	19,579	N/A	16,101	N/A	153,117	N/A
Asset retirement obligation	-	N/A	-	N/A	5,718,041	N/A
Exploration and evaluation assets	-	N/A	-	N/A	-	N/A

Non-capital losses	37,156,322	See below	23,300,283	See below	21,255,282	See below
Canada	14,174,648	2042 to 2044.	9,283,130	2042 to 2043	3,995,237	2042
USA	12,362,896	indefinite	4,228,651	indefinite	16,533,694	indefinite
USA	10,615,538	2028 to 2037	9,785,059	2028 to 2037	-	-
Turkey	-	N/A	-	N/A	723,950	2024 to 2027
Bulgaria	3,240	2028	3,443	2028	2,401	2027

24.	Commitments and Contingencies

Close-out Fund

The Company has committed to contribute to the Close-Out Fund (Note 12) where it has deposited 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained.

Arbitration

The Company through its’ subsidiary PPE Turkey has advanced arbitration against an offshore drilling rig contractor for $20.3 million for gross negligent and breach of contact involving health and safety issues during the prior year drilling program resulting in loss and damages to Company (the “Trillion Losses”). Liability is not admitted, the litigation is at the inception, and thus, legal counsel has advised that it is too soon to predict the outcome or the quantum of damages that will be assessed. The Company is confident that its case has merit. In accordance with guidance for contingent assets and liabilities, no provision for any potential recovery of the Trillion Losses will be made until recovery is virtually certain. If the Company’s claim is successful, the award will exceed the amount, if any, that is payable to the drilling contractor in its claim.

The Company’s subsidiary PPE Turkey is defending an action brought by the same drilling contractor in Europe to which it has advanced an arbitration claim, for drilling services seeking $3 million. This amount has fully been recorded in accounts payable in accordance with guidance as there is significant uncertainty as to the outcome of the arbitration.

Third party liability claim

The Company has included in accounts payable and accrued liabilities a potential liability for an invoice in the amount of $144,247, issued to a 3rd party with whom the Company previously had a farm-in arrangement. The vendor is claiming that the Company is liable given the previous relationship.

Dispute with former employees

The Company has filed claims against, and has received counter claims from, former employees. This dispute is ongoing, and the outcome cannot be predicted at this time.

25.	Subsequent events

Subsequent to year-end, the Company issued 3,516,493 common shares as follows:

●	1,757,080 common shares to settle $80,854 in debt
●	1,759,413 common shares for services provided by directors, officers, and consultants

Subsequent to year-end, the Company amended the terms of its convertible debentures as follows:

●	Maturity date extended from April 30, 2025 to July 31, 2025;
●	Semi-annual interest due on April 30, 2025 is now authorized to be paid in cash or common shares of the Company at a deemed price of CAD$0.03 per share

