Form 20-F/A
period 2024-12-31
Trillion Energy International Inc.
filed 2025-05-15
CIK 1648636

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

EXPLANATORY NOTE

The report of the Independent Registered Public Accounting Firm filed with the Company’s consolidated financial statements has been amended to express an opinion over the results of the Company’s consolidated operations and consolidated cash flows for each of the years in the three-year period ended December 31, 2024. Previously, the report covered each of the years in the two-year period ended December 31, 2024.

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

TRILLION ENERGY INTERNATIONAL INC.

Dated:	May 15, 2025	Per:
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Trillion Energy International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Trillion Energy International Inc. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

