Form 20-F
period 2025-12-31
Trillion Energy International Inc.
filed 2026-05-27
CIK 1648636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For transition period from January 1, 2025 to December 31, 2025

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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the year ended December 31, 2025: 41,624,457. Common Shares with no par value.

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

In this document, all references to “SEC” or “Commission” are references to the United States Securities and Exchange Commission. References to “$” are to the currency of the United States of America.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Refer to Item 6.

B. Advisers

Not applicable.

C. Auditors

The independent auditors for the Company are MNP LLP, Suite 1500, 640 - 5th Avenue SW Calgary, Alberta T2P 3G4 for the Company’s December 31, 2025, 2024 and 2023 year ends.

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

The Company conducted a 5:1 share consolidation on September 14, 2023. The Company conducted a second 5:1 share consolidation on April 24, 2026 (the “Share Consolidations”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants in this 20-F have been restated to give effect to this share consolidation.

The Company’s selected historical audited financial data for the years ended December 31, 2025, 2024 and 2023 are set out in the table below. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Year End Dec. 31, 2025	Year End Dec. 31, 2024	Year End Dec. 31, 2023
Amounts in accordance with IFRS (presented in U.S. dollars):
Total assets	3,102,943	54,864,568	58,610,428
Total liabilities	42,000,413	40,715,360	36,397,856
Net working capital (deficiency)	(34,373,381)	(27,931,650)	(12,929,942)
Shareholders’ equity (deficiency)	(38,897,470)	14,149,208	22,212,572
Operating revenue	2,880,658	7,000,836	16,797,366
Net loss from operations	(49,220,901)	(9,128,642)	(43,842)
Loss per share (basic and diluted)	(1.30)	(0.032)	(0.00)
Weighted average number of common shares (basic and diluted)	37,820,850	28,463,753	16,216,969

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

We may be unable to meet our earn in commitments which requires additional fund raising

In particular, the Company’s principal current asset is its right to earn a 29% working interest in the M47 Oil Block in the Cudi-Gabar petroleum province of southeastern Türkiye, which is contingent upon the Company funding approximately $15.0 million in aggregate work program commitments for 2026 and 2027. The Company does not currently have the funds to meet these commitments and will need to raise significant capital through equity financing or other means. There is no assurance that the Company will be able to raise sufficient capital on acceptable terms, or at all. If the Company fails to meet its funding commitments, it may lose its right to earn the working interest in the M47 Oil Block, which would have a material adverse effect on the Company’s business, prospects, and financial condition.

We may be unable to acquire or develop additional reserves, which would reduce our cash flow and income.

In general, production from oil and natural gas properties declines over time as reserves are depleted, with the rate of decline depending on reservoir characteristics. If we are not successful in our exploration and development activities targeted on discovering reserves, or in acquiring properties containing reserves, our reserves will generally decline as reserves are produced. Our oil and natural gas production will be highly dependent upon our ability to economically find, develop or acquire reserves in commercial quantities.

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

Any international operations performed may expose us to greater risks than those associated with more developed markets. Due to our foreign operations, we are subject to the following issues and uncertainties that can adversely affect our operations in Turkey, or other countries in which we may operate properties in the future:

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

Litigation and contingent liability risk

The Company and its former subsidiary PPE Turkey are party to ongoing legal and arbitration proceedings, including an arbitration claim advanced against an offshore drilling rig contractor, a related defense of an action brought by the same contractor in Europe, and claims by a third party in respect of a former farm-in arrangement. While certain of these matters relate to PPE Turkey, which has been disposed of, the outcome of any such proceedings is inherently uncertain. There is no solid guarantee that any creditor of PPE Turkey will not attempt to commence an action against the Company. Adverse outcomes, including in matters where liability is presently disputed or recovery is not virtually certain, could result in material monetary judgments or settlements, indemnification obligations, or reputational harm, any of which could adversely affect the Company's financial condition and ability to fund its earn-in commitments.

A substantial or extended decline in oil and natural gas prices may adversely affect our ability to meet our future capital expenditure obligations and financial commitments.

Revenues, operating results and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. Lower oil and natural gas prices may also reduce the amount of oil and natural gas that we will be able to produce economically. Historically, oil and natural gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. The recent increases in oil prices have highlighted the volatility in oil and oil prices are not expected to remain at current prices for an extended period of time, and lower prices could reduce revenues affecting our business, financial condition, and results of operations.

A decrease in oil or natural gas prices will not only reduce revenues and profits but may also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. If oil or natural gas prices decline significantly for extended periods of time in the future, we might not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures. Oil and natural gas prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. Among the factors that could cause fluctuations are:

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

There are numerous permits, approvals, and agreements with third parties that will be necessary in order to enable us to proceed with our exploration, development or production activities and otherwise accomplish our objectives including inter alia, the application for and registration of our 29% license interest in Block M47c,d which is expected to occur after the conditions agreement is signed. The government agencies in international countries have discretion in interpreting various laws, regulations, and policies governing operations under licenses.

Risks Related to Our Common Stock

The value of our common stock may be affected by matters not related to our own operating performance.

The value of our common stock may be affected by matters that are not related to our operating performance and are outside of our control. These matters include the following:

●	oil prices and general economic conditions in Turkey, Canada, the United States and globally;

●	industry conditions, including fluctuations in the price of oil and natural gas;

●	governmental regulation of the oil and natural gas industry, including environmental regulation and regulation of fracture stimulation activities;

●	fluctuation in foreign exchange or interest rates;

●	liabilities inherent in oil and natural gas operations;

●	geological, technical, drilling and processing problems;

●	unanticipated operating events that can reduce production or cause production to be shut in or delayed;

●	failure to obtain industry partner and other third-party consents and approvals, when required;

●	stock market volatility and market valuations;

●	competition for, among other things, capital, acquisition of reserves, undeveloped land and skilled personnel;

●	the need to obtain required approvals from regulatory authorities;

●	worldwide supplies and prices of, and demand for, oil and natural gas;

●	political conditions and developments in each of the countries in which we operate;

●	political conditions in oil and natural gas producing regions;

●	revenue and operating results failing to meet expectations in any particular period;

●	investor perception of the oil and natural gas industry;

●	limited trading volume of our common shares;

●	announcements relating to our business or the business of our competitors;

●	the sale of assets;

●	our liquidity;

●	our ability to raise additional funds; and

●	the impact of global health events, macroeconomic disruptions, and geopolitical developments on our operations and the economy.

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

We may enter into commitments in the future that would require the issuance of additional common stock, including future funding obligations for work programs occurring in 2028, which required an additional US $5 million contributed to the M47c,d work program. We may also grant additional share purchase warrants, restricted stock units or stock options. The exercise of share purchase warrants, restricted stock units or stock options and the subsequent resale of common stock in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future. Any stock issuances from our treasury will result in immediate dilution to existing shareholders.

Furthermore, pursuant to the Fourth Supplemental Indenture dated March 20, 2026, if the Company completes an equity financing of not less than CAD$10.0 million on or before September 30, 2026, the approximately CAD$11.0 million of the amount owing under the Company’s convertible debentures will be converted into common shares at the same price as the equity financing, resulting in significant dilution to existing shareholders. If the Company fails to complete the required financing by September 30, 2026, the Fourth Supplemental Indenture will terminate and the full amount owing (including CAD$15.0 million in principal plus accrued interest) will remain payable, which could render the Company insolvent.

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

Our Board of Directors has the authority, without further action by the shareholders, to issue an unlimited number of shares of common stock authorized under our charter documents, of which 41,624,457 shares were issued and outstanding as of December 31, 2025. We may issue additional shares of common stock or other equity securities, including securities convertible into shares of common stock, in connection with capital raising activities. The issuance of additional common stock would also result in dilution to existing shareholders.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company is focused on oil and gas exploration in Turkiye. The Company pivoted its strategic asset mix after year end, to focus principally on an earn-in on the M47 Oil Block in Turkiye, through an agreement to farmin made after the Company’s year end. After year end, the Company recently sold its license interests in the SASB natural gas project and the Cendere oil field which were its principal operating assets during the year.

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company with operations primarily in Turkiye. The Company’s shares trade on the Canadian Securities Exchange under the symbol “TCF”. The Company also trades on the OTCQB under the symbol “TRLEF” and the Frankfurt exchange under the symbol Z620. A class of the Company’s warrants trade on the CSE under the symbol TCF.WT.

Oil Exploration -Block M47, Turkey

The Company’s exploration focus is for oil in the Cudi-Gabar petroleum province, Southeastern Turkiye on the east quadrant through Trillion Energy Exploration Turkiye JSC (“Trillion JSC”), a newly formed, wholly owned subsidiary. The Company , through Trillion JSC, in January 2026 entered into a farm-in agreement with Derkim Poliüretan Sanayi ve Ticaret A.S. (“Derkim”) to earn a 29% working & revenue interest in the M47c,d Blocks (“Block M47”) comprised of 151,484 hectares (374,325 acres) within the Cudi-Gabar petroleum province, Southeastern Turkiye (the “Oil Block Farmin”)

The terms of the Oil Block Farmin is for the Company through Trillion JSC is to earn a 29% undivided interest in the Block M47 (the “Participating Interest”) in exchange for a work commitment totalling US $15,000,000 (approximately CAD $20,547,000) (“the Investment”) earning by funding 80% of the costs of the first three exploration wells expected to be drilled over the next two years.

Trillion through Trillion JSC is responsible for certain funding commitments under the Oil Block Farmin to pay for works on the Block M47 exploration and development program. The First Tranche is for US $9,500,000 (approximately CAD $13,013,100) to fund Trillion’s work commitments for the first 18 months work program; and the second commitment is $USD $5,000,000 (approximately CAD $6,900,000) to fund Trillion’s the 2027-2028 work program. A joint Operating Committee will make and all drilling decisions, planning, and procurement decisions relating to the 2026 to 2028 work programs. Upon the Trillion completing the raise of the First Tranche , Derkim is obliged to take all necessary steps including inter alia, to submit an application to GDMPA for a formal licence interest transfer such that Trillion obtains a 29% Trillion licence interest on title, in accordance with the earn-in agreement.

The Investment will cover 80% of the total planned exploration budget for 2026 through 2028; together with the contribution of the other block participants paying the remaining 20%. Subsequently, each party to the M47 Block shall thereafter bear costs in proportion to its participating interest, and the Company’s cost contribution shall be reduced to 29% thereafter.

SASB Gas Field and Cendere Gas Field:

The Company through its subsidiary PPE Turkey drilled six development gas wells (two in 2022 and four in 2023) at its conventional natural gas project, the SASB gas field located in the Black Sea, Turkiye. Trillion had a 49% interest in the SASB gas field. The Company was operator for the wells however, was required to turn back operatorship to its partner after drilling of the wells completed in 2023.

During 2025, the wells became water loaded and new tubing and gas lift operations were started, however, these failed to address the water loading issue sufficiently

During 2025, the Company through its subsidiary PPE Turkey produced oil from the Cendere field in Turkiye, a long-term low decline oil field where it holds a 19.6% (except three wells with 9.8%) interest. Both the Cendere oil field and SASB gas field assets were sold as a result of the sale of the Company’s subsidiary, Park Place Energy (Turkey) on April 6 2026.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). Trillion’s internet is www.trillionenergy.com.

Restructuring of Convertible Debentures:

During the year ended December 31, 2025, in lieu of paying cash, the Company issued 5,454,181 shares to settle CAD$899,940 (US$649,851) in interest accrued on the Company’s convertible debentures. The Company also issued 515,151 shares to the convertible debentures holders as at extension fee for the extension of the maturity date from April 30, 2025 to July 31, 2025. On July 24, 2025, the maturity date was further extended to October 31, 2025.

Shares for debt:

During the year ended December 31, 2025, the Company issued an aggregate of 3,290,889 shares in settlement of debt owed by the Company in the aggregate amount of CAD$722,656 (US$520,809) and issued 466,483 shares to Directors, Officers and employees in respect to fees due for services.

Developments of the Business after the Reporting Period

Company restructuring and pivot to oil exploration after the financial period:

In January 2026, the Company, through a wholly owned subsidiary, entered into an agreement to earn a 29% working interest in the M47 Block in exchange for total funding commitments of approximately $15.0 million. The earn-in is subject to the Company funding certain work program costs, including approximately $9.5 million for the 2026 work program and approximately $5.5 million for the 2027 work program. As part of the agreement, the Company is expected to fund a significant portion of the costs of initial drilling and seismic programs, after which costs will be shared based on participating interests. The earn-in is contingent upon the Company meeting its funding commitments.

On March 20, 2026, the Company entered into a fourth supplemental debenture indenture (the “Fourth Supplemental Indenture”) related to the Company’s convertible debentures.

The total amount owing under the convertible debentures will be comprised of the principal of CAD15.0 million and accrued to March 20, 2026 (the “Amount Due”). Pursuant to the Fourth Supplemental Indenture, and conditional upon the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026, the following settlement terms will apply:

(1) approximately CAD11.0 million of the Amount Due will be converted into common shares of the Company at the same price as the equity financing; and,

(2) the remaining balance including accrued interest will be forgiven by the debenture holders.

If the Company does not complete the required financing by September 30, 2026, the Fourth Supplemental Indenture will terminate and the full Amount Due will remain payable in accordance with the original terms of the debentures.

In April 2026, the Company, through a subsidiary, entered into an agreement to sell all of the issued and outstanding shares of PPE Turkey, which holds the Company’s license interests in the SASB natural gas project and the Cendere oil field. Under the terms of the agreement, the purchaser will assume the assets and liabilities associated with PPE Turkey. In connection with the transaction, the Company will retain a 7% gross overriding royalty on future production revenues from the underlying licenses. The royalty becomes payable once cumulative gross revenues from the licenses following closing exceed $7.5 million and may also be realized upon any future disposition of the licenses by the purchaser.

In April 2026, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants in this 20-F have been restated to give effect to this share consolidation.

Strategic Focus

Trillion’s strategic focus has recently shifted with the sale of its subsidiary Park Place Energy Turkey which held all operations and licences in the SASB natural gas project and the Cendere oil field. The Company pivoted to focus on earning a 29% working interest in the M47 Oil Block, which made an oil discovery during 2025, and in raising the necessary funding to meet commitments for the 2026 and 2027 work programs.

The Pivot occurred after disappointing performance of SASB gas field, which producing diminished during the year due to water-loading issues.

With the shift in focus to the M47 Oil Block and the need to strengthen the Company’s balance sheet to raise funds for the earn-in funding commitments, the decision was made to sell all of the issued and outstanding shares of PPE Turkey, which holds the Company’s license interests in the SASB natural gas project and the Cendere oil field.

In 2026 and 2027 additional seismic study is planned over the remaining parts of the North Lead and South Leads locations not previously covered. Additionally, recalibrated gravity studies are planned over the Mid and South Leads.

A new exploration well is planned for 2026 -early 2027 on M47. The exact locations will depend on the seismic results and other assessment. Prior to these drilling operations, processing and interpretation of the new seismic data obtained from the 2026 planned seismic program will be carried out to delineate the precise well locations.

B. Business Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The move coincided with the redomicile of the Company from Delaware to British Columbia, a move which was approved by shareholders in November 2021. The Company also has a registered office in Turkey. The Company was originally incorporated in Delaware in 2015, and in January 2022 became a British Columbia company. The Company’s shares are traded on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange under the symbol “TCF”.

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

BG Exploration EOOD (“BG Exploration”) (a Bulgarian Corporation) ;

Park Place Energy Turkey (“PPE Turkey”) (a Cayman Island Corporation)

Park Place Energy Gabar Limited (a Cayman Island Corporation)

Park Place Energy Bermuda (“PPE Bermuda”) (a Bermuda corporation);

Trillion Energy International Petrol Arama Uretim Ve Sondaj Hizmetleri A.S. (“Trillion A.S.”) (a Turkiye Joint Stock Corporation)

D. Property and Equipment

Turkey Properties- current

On April 24, 2026, Trillion’s Turkish subsidiary, Trillion Energy International Petrol Arama Üretim ve Sondaj Hizmetleri A.Ş. (“TET”), entered into an Addendum to its January 9, 2026 agreement with Derkim Poliüretan Sanayi ve Ticaret A.Ş. (“Derkim”), re licensee of the M47-C3 and M47-C4 blocks, to align the LOI timeline with the contemplated ~CAD $15,000,000 prospectus offering. TET agreed to pay a non-refundable First Extension Fee of USD $250,000 (which has been paid), extendable to June 15, 2026) and a non-refundable Second Extension Fee of USD $150,000 (by June 15, 2026, extendable to June 30, 2026), each creditable against amounts of the total work total commitment.

In 2024 seismic was shot for 130 km (-9m hole depth, 6kg charge) on the North Lead area of Block M47 and sections of the South and Mid leads areas. The seismic program was used to identify the North lead locations, where the Çetinkaya-1 and Çetinkaya-2 wells were subsequently drilled in 2025.

During 2024 and 2025, several new gravity surveys were conducted in the region. In earlier interpretations, the area in the North Lead where the Çetinkaya-1 and Çetinkaya-2 wells were drilled had been considered a single structure. However, the studies carried out in 2025 identified the presence of two separate structures. This development will potentially enable the two areas in the North Lead to be developed under separate development programs pending commerciality being achieved.

In addition, mine clearance activities were initiated in the Mid Lead area in 2024, which had previously been inaccessible during seismic and gravity surveys due to the presence of legacy landmines in the field.

Çetinkaya-1 well – Drilled in the North Lead, was completed on April 27, 2025 at a depth of 2,437 m within the Derdere formation in Mardin formations. Mud losses of approximately 40 barrels/hour were observed between 2,431 m and 2,435 m. During DST operations 33.7 barrels of oil were recovered and a second operation recovering 24 barrels of oil. API grade of the oil is 32.4. Well circulation losses occurred at 2,452 on encountering a fractured zone and early well termination, leaving about 200 meters of gross Mardin group undrilled. The well was temporary abandoned on June 26, 2025. Çetinkaya-1 well was determined to have gross pay of 50-60m based on the formation penetrated.

Çetinkaya-2 well - Drilled in the North Lead, approximately 2 km northwest of Çetinkaya-1 as an appraisal well and was completed on October 13, 2025 at 1,852 m and encountered the Derindere formation in the Mardin formation. The Derdere Formation was penetrated at 1,823 m however, the well was paused due to well instability at karstic zone 1,835m upon encountering high porosity zone of 25%. Approximately 150 -250 meters of the Mardin was left undrilled. Ceyinkaya-2 wells encountered 6 meters netpay at 12-25% in Martin saturated oil prior to drilling being paused. Well loss at TD supports open fractures and connected fracture network. This well needs to be sidetracked in the future.

Based on the 2025 drilling results, a discovery was made under (COGH standards) and a resource report was obtained, as below.

2026 Resource Report Summary – M47

This resource report was prepared by Chapman Hydrogen and Petroleum Engineering Ltd. (“Chapman”), an independent qualified reserves evaluator, in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”), National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), and the Petroleum Resources Management System (“PRMS”) 2018. The effective date of the evaluation is December 31, 2025.

Resources have been classified in accordance with COGEH and PRMS-2018 as follows:

●	Contingent Resources (1C/2C/3C): Quantities of petroleum discovered and estimated to be potentially recoverable from known accumulations where commerciality has not yet been confirmed. The Low (1C), Best (2C), and High (3C) estimates correspond to P90, P50, and P10 probability levels, respectively.

●	Prospective Resources (1U/2U/3U): Quantities associated with undiscovered accumulations identified by geological and geophysical data. These are subject to both geological and development risk. After-risk estimates incorporate the Chance of Commerciality (COC) applicable to each prospect.

●	Chance of Commerciality (COC): North Prospect — 81%; Central Prospect — 31%; Findik Prospect — 36%.

There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices

FORM 51-101F	TABLE 2.1.1 SUMMARY OF OIL AND GAS RESERVES as of December 31, 2025 FORECAST PRICES AND COST

	LIGHT AND MEDIUM CRUDE OIL		Conventional Natural Gas		Oil Equivalent
	Gross (MSTB)	Net (MSTB)	Company Gross MMcf	Company Net MMcf	Company Gross Mboe	Company Net Mboe
RESERVE CATEGORY
PROVED
Producing	207	181	-	-	207	181
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	-	-	-	-	-	-

TOTAL PROVED	207	181	-	-	207	181
TOTAL PROBABLE	105	92	2,019	1,804	442	393
TOTAL PROVED PLUS PROBABLE	312	273	2,019	1,804	649	574

An independent firm, Chapman Hydrogen and Petroleum Engineering Ltd. (“Chapman”) completed an independent reserves assessment and evaluation of the oil and gas properties located in Turkey of Trillion Energy International Inc. The effective date of this evaluation is December 31, 2025. The evaluation was prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

Turkey Properties- Discontinued operations

The Company had a 49% interest in the SASB Gas Field which included four production platforms plus 18 kilometers of subsea pipelines connecting the gas fields to an onshore gas processing facility located in the Black Sea.

During September 2022 five wells were drilled and one recompletion were put on production. In 2024, the Company was required to transfer operatorship to TPAO, the state operator. Subsequently, the SASB Gas Field incurred significant downtime due to water loading issues, and production declined significantly.

As at December 31, 2025, gross gas production for SASB was 0.015 MMcfd, net to Company was 0.00643 MMcf/d (after royalty) The average daily 2025 gross production rate for the field was 0.203 MMcfd and net to Company was 0.087 MMcf/d (after royalty). The average monthly natural gas sale price for 2025 was approximately US$10.12/ mcf. Production rates were very low due to water-loading issues impacting gas flow.

The Company sold its interest in the SASB Gas Field during April 2026 as part of the sale of all the outstanding shares of PPE Turkey.

Cendere

The Company during the year held a 19.6% interest in the Cendere field except three wells where the Company has a 9.8% interest, a producing oil field located in Central Turkey. A description of the Cendere Field geological and reservoir characteristics is as follows. The reservoirs are located in the South East Anatolian Basin and within the Middle Cretaceous period. The carbonated Derdere Formation is the main reservoir in Cendere Field and has dolomitization and fracturing. The produced oil was exported to the TPAO Karakus processing facility which then is transported onwards to the BOTAS-operated oil pipeline.

The Cendere Field was sold along with the SASB Gas Field in April 2026, as part of the sale of all the issued and outstanding shares of PPE Turkey.

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

In April 2026, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

A. Operating Results

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The net loss for the year ended December 31, 2025 increased by $40,092,259 compared to the net loss for the year ended December 31, 2024, with a net loss of $49,220,901 recognized during the year ended December 31, 2025 as compared to a net loss of $9,128,642 for the year ended December 31, 2024.

Factors contributing to the net loss for the three-month and year-end periods included the following:

Revenue

Revenues decreased by $4,120,178 from $7,000,836 for the year ended December 31, 2024 to $2,880,658 for the year ended December 31, 2025. The decrease observed is due to water loading of the SASB Gas Field wells.

Expenses

For the year ended December 31, 2025, the Company incurred production expenses related to its Turkey operations of $2,370,651 (2024 - $4,771,276), depletion charges of $139,550 (2024 - $1,300,417), depreciation expense of $64,789 (2024- $87,408) and asset retirement obligation accretion expense of $269,386 (2024 - $269,114). Production expenses for the year ended December 31, 2025 decreased as compared with the comparative period in 2024 as a result of reduced activity due to well water-loading issues. Depletion decreased by $1,160,867 as a result of a decline in production levels, while depreciation expenses decreased due to the sale and disposal of additional equipment during the year ended December 31, 2025.

For the year ended December 31, 2025, the Company had general and administrative expenses of $5,200,466, compared to $6,182,893 for the year ended December 31, 2024. The decrease is primarily due to cost cutting efforts and reduction in staffing levels in Turkey, which was offset by the Company making an accrual of $1,880,855 for a potential 3rd party liability claim (see “Commitments and Contiguities – Third party liability claim”).

For the year ended December 31, 2025, the Company recorded stock-based compensation of $18,543 compared to $1,058,222 for the year ended December 31, 2024. The decrease is primarily due to there not being any issuances of stock options or warrants during the year ended December 31, 2025, stock based compensation for the year ended December 31, 2025 is comprised entirely of issuances of restricted share units.

Other Income (Expense)

For the year ended December 31, 2025, the Company had other expenses of $47,486,733 compared to other income of $1,413,949 for the year ended December 31, 2024. Other income for the year ended December 31, 2025 consists mainly of an impairment on oil and gas assets of $54,498,394 (2024 - $9,892,000), a foreign exchange loss of $3,164,162 (2024 – $3,781,509) couple with finance costs of $3,096,811 (2024 – $2,560,648 ) as a result of interest and accretion recognized on convertible debentures issued during 2023. This is offset by the gain on net monetary position of $12,791,869 (2024 - $18,431,488) and a gain on debt settlement of $577,725 (2024 - $Nil). The net monetary gain is a result of Turkey being designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Total Assets

As at December 31, 2025, total assets decreased by $51,761,625 from $54,864,568 as at December 31, 2024 to $3,102,943 as at December 31, 2025. The decrease in total assets was primarily a result of an impairment on oil and gas assets of $54,498,394 recognized as at December 31, 2025.

Total Non-current Financial Liabilities

Total non-current liabilities as at December 31, 2025 decreased by $3,758,111 from $10,170,168 as at December 31, 2024 to $6,412,057 as at December 31, 2025. The decrease in total non-current liabilities was primarily due to a decrease in deferred tax liability, partially offset by an increase in asset retirement obligation.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For this discussion, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 30, 2025.

B. Liquidity and Capital Resources

The following table summarizes our liquidity position:

	December 31, 2025 ($)	December 31, 2024 ($)	December 31, 2023 ($)
Cash	430,313	599,208	1,188,445
Working capital (deficit)	(34,373,381)	(27,931,650)	(12,929,942)
Total assets	3,102,943	54,864,568	58,610,428
Total liabilities	42,000,413	40,715,360	36,397,856
Stockholders’ equity (deficiency)	(38,897,470)	14,149,208	22,212,572

As at December 31, 2025, working capital deficit was $34,373,381 in comparison to a working capital deficit of $27,931,650 as at December 31, 2024. The $6,441,731 increase in working capital deficit is primarily attributable to a decrease in accounts receivable by $633,028, decrease in prepaid expenses of $208,847, increase in accounts payable and accrued liabilities of $3,984,617, and increase in convertible debentures of $1,458,822. This was partially offset by a decrease in loans payable of $389,919.

Based on the amounts recorded as at December 31, 2025, the sale of PPE Turkey would improve working capital by approximately $17.7 million. In addition, the Company has restructured the convertible debentures with a balance of $11,823,815 as at December 31, 2025, such that approximately CAD11.0 million will be converted into common shares of the Company, and the remaining balance including accrued interest will be forgiven by the debenture holders, subject to the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026.

The Company is seeking to raise significant funds through equity financing in order to meet the terms of the convertible debenture restructuring agreement and to fund the work program commitments on the M47 Oil Block earn-in arrangement.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	December 31, 2025 ($)	December 31, 2024 ($)	December 31, 2023 ($)
Net cash provided by (used in):
Operating activities	1,244,081	(5,695,137)	(1,526,577)
Investing activities	(790,635)	777,135	(18,783,032)
Financing activities	(547,975)	3,723,439	20,586,402
Effect of exchange rate on cash and cash equivalents	(74,366)	605,326	(14,409)
Increase (decrease) in cash, cash equivalents, and restricted cash	(168,895)	(589,237)	262,384

Cash Used in Operating Activities

Net cash provided in operating activities for the year ended December 31, 2025 was $1,244,081, compared to net cash used of $5,695,137 for the year ended December 31, 2024. The current period’s net loss of $49,220,901 was coupled with $6,495,642 in changes in working capital items. The previous period’s net loss of $9,128,642 was coupled with $3,301,050 in changes in working capital items.

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

Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2025, was $790,635, compared to $777,135 provided for the year ended December 31, 2024. Oil and gas properties expenditures decreased to $721,672 from $2,127,765 in the comparative period. Property and equipment expenditures decreased to $12,676 from $15,309 in the prior period. The Company received $379,450 in advances from its JV partners in comparison to $1,348,810 in the comparative period. The company also received $1,250,578 from the sale of oil and gas assets in the comparative period versus $21,249 in the current period.

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

Cash Used In and Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements and a convertible debenture loan.

Net cash used in financing activities for the year ended December 31, 2025, was $547,975 this was comprised of $1,324,566 proceeds provided from loans and $1,858,092 used in the repayment of loans and $14,449 in leases payments made. Net cash provided by financing activities for the year ended December 31, 2024 was $3,723,439. This was comprised of $1,698,997 in proceeds received in private placements, net of share issuance costs, coupled with $2,402,751 in loans received and partially offset by $380,526 in loan and lease payments made.

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

Future Operating Requirements

As of December 31, 2025, the Company had unrestricted cash of $430,313 and current liabilities of $35,588,356, which is not sufficient to cover its plan of operations over the next 12 months. In April 2026, the Company sold all of the issued and outstanding shares of PPE Turkey which will significantly improve the Company’s working capital deficiency position, an estimated improvement of approximately $17.7million based on amounts recorded as at December 31, 2025. In addition, the restructuring of the convertible debentures with a balance of $11,823,815 as at December 31, 2025, will not result in any cash outflow to the Company, subject to the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026.

The Company is seeking to raise significant funds through equity financing in order to meet the terms of the convertible debenture restructuring agreement and to fund the work program commitments on the M47 Oil Block earn-in arrangement.

C. Research and Development, Patents and Licenses, Etc.

The Company has not developed a research and development policy. The Company holds no patents or licenses including technology licenses.

D. Trend Information

Global oil demand has increased in recent years, oil prices have increased, influenced by geopolitical developments, such as the war with Iran, evolving supply-demand dynamics, and energy security considerations. In Europe and Türkiye, there continues to be a strategic focus on enhancing domestic energy production and diversifying supply sources to reduce reliance on imported hydrocarbons.

Türkiye has continued to focus on the development of its domestic oil resources as part of its broader energy policy objectives. However, there can be no assurance that these policy priorities will result in favorable conditions for the Company’s operations or that future regulatory changes will not adversely affect the Company’s business in Türkiye.

Commodity prices for oil and natural gas have experienced fluctuations driven by a range of factors, including global economic conditions, OPEC+ production decisions, and geopolitical developments. In particular, recent tensions in the Middle East, including those involving the United States and Iran, have contributed to increased volatility in global energy markets. Disruptions and uncertainty related to shipping through the Strait of Hormuz, a key transit route for a significant portion of global oil supply, have resulted in upward pressure on oil prices. The duration and extent of such disruptions remain uncertain, and these factors may continue to impact global energy markets and pricing dynamics.

These trends may affect industry activity levels, including exploration and development spending, operating costs, and revenues within the oil and gas sector.

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

F. Tabular Disclosure of Contractual Obligations

The Company’s contractual obligations as at December 31, 2025 consists of financial liabilities as disclosed on the balance sheet and its asset retirement obligation. All financial liabilities are current and due within 12 months. The Company’s asset retirement obligation is expected to result in cash outflow in between 10 to 20 years.

G. Safe Harbor

This annual report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, our plans, objectives, expectations, and intentions and other statements that are not historical facts. Forward-looking statements are often identified by words such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” or similar expressions.

These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause such differences include, but are not limited to, those discussed under “Item 3.D. Risk Factors” and elsewhere in this annual report.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table and information that follows sets forth the names and positions of our directors and executive officers as of the date of this annual report:

Name	Current Office with Company	Since
Sean Stofer	Chief Executive Officer, Director	Director since August 19, 2022, Acting CEO since December 2024
Scott Lower	President and Director	President since December 2024, Director since March 2026
David M. Thompson	Director and Chief Financial Officer	Director since October 29, 2013, CFO since January 2024
Jay Park	Director	Director since December 5, 2023

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

David M. Thompson - Director and CFO

Mr. Thompson has 30 years of financial experience in the oil and gas industry as a CPA, CMA. He successfully founded an oil trading company in Bermuda with offices in the U.S. and Europe (Geneva, Moscow and Amsterdam). He was responsible for that company’s production operations in Turkmenistan and successfully raised over $100 million in equity. Mr. Thompson also negotiated the farm-out of a number of company assets. Mr. Thompson is Managing Director of AMS Limited, a Bermuda based Management Company. In the past he served as Founder, President and CEO of Sea Dragon Energy Inc. (TSX:V), Chief Financial Officer of Aurado Energy, Chief Financial Officer of Forum Energy Corporation (OTC), Financial Director of Forum Energy Plc (AIM) and Senior Vice President at Larmag Group of Companies. Mr. Thompson is a CPA, CMA (1998).

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

Scott Lower – President and Director

Mr. Lower was recently appointed President of the Company after serving in a consulting and strategic advisory role for several years, with a primary focus on capital markets, corporate restructuring, and business development. He played a key role in the Company’s strategic pivot toward onshore oil and gas opportunities and has been actively involved in the restructuring and repositioning of the Company to support long-term growth.

Mr. Lower has also been instrumental in the Company’s financing efforts, contributing to the raising of approximately $50 million in capital to date through public and private market initiatives. He holds a CPA designation and a Bachelor of Business Administration degree from Simon Fraser University (SFU), with a background in finance, corporate strategy, and public markets. His experience includes working closely with management teams, investors, and strategic partners to execute growth initiatives and enhance shareholder value.

B. Compensation of executive officers and directors

The following tables and accompanying notes set forth all compensation paid by our company to our directors and senior management for the positions held during 2025 and 2024.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Directors and Senior Management Compensation Table

Name	Position	Year	Share- based awards (US$)	Compensation (US$)	Non-equity incentive plan compensation Annual incentive plans	Total compensation (US$)
Arthur Halleran	President and CEO	2025	-	-	-	-
(Resigned 3 Jan 2025)	President and CEO,	2024	166,000	344,000	-	510,000

Ozge Karalli	CFO	2025	-	-		-
(Terminated 7 March 2023	CFO	2024	-	3,000		3,000

David Thompson	CFO &Director	2025	5,000	240,000	-	245,000
Appointed 7 March 2024	Director	2024	137,000	209,000	-	346,000

Burak Terzi	CCO	2025	-	254,000	-	254,000
		2024	57,000	189,000	-	246,000

Kubilay Yildirim	Director and COO	2025	-	-	-	-
(Terminated 7 March 2024	Director and COO	2024	-	(26,000)	-	(26,000)

Sean Stofer	Acting CEO and Director	2025	7,000	211,000		218,000
	Director	2024	195,000	49,000		244,000

Jay Park	Director	2025	7,000	31,000		38,000
	Director	2024	125,000	103,000		228,000

Al Thorsen	COO	2025	-	-		-
Appointed 22 Jan 2024, Terminated 18 July 2024		2024	19,000	102,000		121,000

Scott Lower	President	2025	-	314,000		314,000
	President	2024	157,000	262,000		419,000

Long Term Incentive Plan (LTIP) Awards

During the fiscal year ended December 31, 2025, we granted 67,200 (2024 – 405,294) restricted stock units (“RSUs”) to senior management and directors as follows:

Name	Position	Year	RSUs Granted
Arthur Halleran	Former President and CEO	2025	-
		2024	129,194

David Thompson	Director, CFO	2025	19,200
		2024	20,400

Sean Stofer	Director, CEO	2025	24,000
		2024	24,000

Jay Park	Director	2025	24,000
		2024	24,000

Scott Lower	President	2025	-
		2024	207,700

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

Board of Directors Independence

Our Board of Directors consists of four members; namely, Scott Lower (appointed March 31, 2026), Jay Park, David Thompson, and Sean Stofer. Our Board of Directors has determined that Jay Park, is an independent director within the within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and the Marketplace Rules of the NASDAQ and as is required by the applicable policies of the CSE. Scott Lower, Sean Stofer and David Thompson are not independent within the meaning of NI 58-101 as they are managers and or officers of our company and thereby have a “material relationship” with our company.

D. Employees

As of December 31, 2025, the Company had 10  employees.

E. Share Ownership

The following table sets forth, as of May 23, 2026, the number of common shares of our company beneficially owned by the directors and members of senior management of Trillion International Energy Inc., individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

NAME OF BENEFICIAL OWNER	TITLE	TITLE OF CLASS OF SHARES	NUMBER OF SECURITIES OF CLASS	PERCENTAGE OF CLASS (1)

David Thompson	CFO and Director	Common	446,845	1.02%
Sean Stofer	CEO and Director	Common	528,644	1.21%
Scott Lower	President and Director	Common	725,280	1.66%
Jay Park	Director	Common	233,438	0.54%
Directors and Officers as a Group			1,934,207	4.43%

(1) Based on 43,624,407 common shares outstanding as at May 23, 2026.

Stock Options Outstanding

The names and titles of the directors and executive officers of our company to whom outstanding stock options have been granted and the number of common shares subject to such stock options is set forth in the following table as of December 31, 2025.

Name	Title	Number of Stock Options Granted to Purchase Common Shares	Exercise Price		Expiration Date
Arthur Halleran	Former President, CEO and Director	80,000	CAD$	1.00	March 8, 2027
		200,000	CAD$	0.70	August 12, 2029

David Thompson	CFO and Director	120,000	CAD$	1.00	March 8, 2027
		200,000	CAD$	0.70	August 12, 2029

Sean Stofer	CEO and Director	80,000	CAD$	1.00	March 8, 2027
		400,000	CAD$	0.70	August 12 2029

Jay Park	Director	80,000	CAD$	1.00	March 8, 2027
		200,000	CAD$	0.70	August 12 2029

Scott Lower	President	80,000	CAD$	1.0	March 8, 2027
		200,000	CAD$	0.70	August 12, 2029

As a group, executive officers and directors hold 1,640,000 stock options as at December 31, 2025.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is a publicly traded corporation, the shares of which are owned by Canadian residents, U.S. residents and residents of other countries.

As at December 31, 2025 and 2024, the Company had no beneficial owners of 5% or more of the Company’s common stock.

The Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements, the operation of which may at a future date result in a change of control of the Company.

B. Related Party Transactions

At December 31, 2025, notes receivable included $Nil (December 31, 2024 - $37,172) to related parties.

At December 31, 2025, accounts payable and accrued liabilities included $1,121,180 (December 31, 2024 - $422,564) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2025, management fees and salaries of $430,437 (2024 - $735,661 and 2023 - $924,083), director fees of $86,400 (2024 - $118,200 and 2023 - $145,500), consulting fees of $752,808 (2024 - $609,485 and 2023 - $52,313), and stock-based compensation of $18,543 (2024 - $913,163 and 2023 - $1,294,051) were incurred to related parties.

During the year ended December 31, 2025, the Company granted 67,200 (December 31, 2024 - 87,600) RSU’s to directors pursuant to the Company’s director compensation plan. During the year ended December 31, 2024, the company granted 129,194 RSU’s pursuant to certain anniversary terms in the employment agreement of a member of management and accrued for 207,700 RSU’s valued at $54,197 as an annual bonus to a member of management. During the year ended December 31, 2024, as a result of a settlement agreement entered between the Company and a senior member of management, 19,200 RSU’s were cancelled.

During the year ended December 31, 2025, the Company issued 177,200 shares (2024 – 431,116) to directors and close family of directors for services performed. The shares issued during the year ended December 31, 2024 were also for RSUs which were granted and vested in previous periods.

During the year ended, December 31, 2025, the Company issued 254,683 shares (2024 – Nil) to officers for services performed and 34,600 shares (2024 – Nil) to settle obligation to issue shares that existed in prior periods.

During the year ended December 31, 2025, the Company issued Nil shares (2024 – 538,895) for RSU’s which were granted and vested during the year and during previous periods.

During the year ended December 31, 2025, the Company transferred equipment to a related party with a book cost net of accumulated depreciation of $34,386 to settle accounts payable of $96,993 (2024 – Nil) and recognized a gain on settlement of $62,607 ($64,199 adjusted for hyperinflation) (2024 – Nil).

During the year ended December 31, 2025, the Company issued 1,120,055 shares (2024 – 981,369) and Nil units (2024 – 815,260) with a fair value of $149,604 (2024 - $836,921) and $Nil (2024 - $327,388), respectively, to related parties of the Company to settle accounts payable of $202,197 (2024 - $800,958) and obligation to issue shares of $Nil (2024 - $146,401) and recognized a gain on settlement of $52,593 (2024 – loss of $216,951).

As at December 31, 2025, loans payable included CAD$248,189 (USD$181,806) (December 31, 2024 - CAD$252,743 (USD$191,811)) due to related parties. The loans payable are unsecured, bears interest ranging from 6% - 12% per annum and have maturity dates ranging from December 31, 2024 to December 27, 2026.

As at December 31, 2025, $24,000 (2024 - $6,000) in shares were owed to an officer of the Company.

During the year ended December 31, 2023, the Company repurchased 117,374 RSU’s from directors and recognized a reduction to equity of $799,212 on the transaction. $473,331 of the RSU’s repurchased was applied against outstanding notes receivable.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements filed as part of this annual report under item 18.

B. Significant Changes

Fourth Supplemental Indenture

On March 20, 2026, the Company entered into a fourth supplemental debenture indenture (the “Fourth Supplemental Indenture”) related to the Company’s unsecured convertible debentures issued on April 20, 2023, bearing interest at 12% per annum (Note 11).

The total amount owing under the convertible debentures will be comprised of the principal of CAD15.0 million and accrued to March 20, 2026 (the “Amount Due”). Pursuant to the Fourth Supplemental Indenture, and conditional upon the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026, the following settlement terms will apply:

(1) approximately CAD11.0 million of the Amount Due will be converted into common shares of the Company at the same price as the equity financing; and,

(2) the remaining balance including accrued interest will be forgiven by the debenture holders.

If the Company does not complete the required financing by September 30, 2026, the Fourth Supplemental Indenture will terminate and the full Amount Due will remain payable in accordance with the original terms of the debentures.

M47 Block earn-in

Subsequent to year end, the Company, through a wholly owned subsidiary, entered into an agreement to earn a 29% working interest in the M47 block in exchange for total funding commitments of approximately $15.0 million. The earn-in is subject to the Company funding certain work program costs, including approximately $9.5 million for the 2026 work program and approximately $5.5 million for the 2027 work program. As part of the agreement, the Company is expected to fund a significant portion of the costs of initial drilling and seismic programs, after which costs will be shared based on participating interests. The earn-in is contingent upon the Company meeting its funding commitments.

Sale of PPE Turkey

In April 2026, the Company, through a subsidiary, entered into an agreement to sell all of the issued and outstanding shares of PPE Turkey, which holds the Company’s license interests in the SASB natural gas project and the Cendere oil field.

Under the terms of the agreement, the purchaser will assume the assets and liabilities associated with PPE Turkey. In connection with the transaction, the Company will retain a 7% gross overriding royalty on future production revenues from the underlying licenses. The royalty becomes payable once cumulative gross revenues from the licenses following closing exceed $7.5 million and may also be realized upon any future disposition of the licenses by the purchaser. The Company has funded $500,000 towards the earn-in commitments since yead end.

Unit issuance

Subsequent to year end, the Company issued 2,000,000 units for gross proceeds of CAD300,000. Each unit consists of one common share in the capital of the Company and one half of one common share purchase warrant. Each whole warrant is exercisable at CAD0.25 and shall be exercisable for a period of one (1) year from the date of issue.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s common shares are listed and posted for trading on the Canadian Securities Exchange under the symbol “TCF”. The Company’s common shares are also quoted on the OTCQB Venture Market in the United States under the symbol “TRLEF”. In connection with the Company’s 1-for-5 consolidation of its issued and outstanding common shares, effective at market open on April 24, 2026, all share prices presented below have been adjusted, where applicable, to reflect the consolidation on a retrospective basis.

The following table sets forth, for the periods indicated, the high and low closing market prices for the Company’s common shares on the Canadian Securities Exchange, adjusted to reflect the 1-for-5 share consolidation:

Period	High (CAD)		Low (CAD)

Year ended December 31, 2025	CAD	0.40	CAD	0.075
Year ended December 31, 2024	CAD	1.40	CAD	0.075

Quarter	High (CAD)		Low (CAD)

Fourth quarter 2025	CAD	0.225	CAD	0.075
Third quarter 2025	CAD	0.20	CAD	0.075
Second quarter 2025	CAD	0.35	CAD	0.125
First quarter 2025	CAD	0.40	CAD	0.15

The following table sets forth, for the periods indicated, the high and low closing market prices for the Company’s common shares on the OTCQB Venture Market, adjusted to reflect the 1-for-5 share consolidation:

Period	High (USD)		Low (USD)

Year ended December 31, 2025	US$	0.275	US$	0.050
Year ended December 31, 2024	US$	0.635	US$	0.180

Quarter	High (USD)		Low (USD)

Fourth quarter 2025	US$	0.185	US$	0.050
Third quarter 2025	US$	0.175	US$	0.060
Second quarter 2025	US$	0.250	US$	0.085
First quarter 2025	US$	0.275	US$	0.105

As of May 22, 2026, the closing price of the Company’s common shares on the Canadian Securities Exchange was CAD 0.19 per share and on the OTCQB Venture Market was US$0.1384 per share.

The Company has not conducted a public offering of its securities in the United States during the periods presented. Accordingly, certain information relating to offers of securities is not applicable..

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

As of December 31, 2025, the Company had 41,624,457 common shares issued and outstanding. As of May 23, 2026, the Company had 43,624,407 common shares issued and outstanding.

During the three years ended December 31, 2025, the Company issued common shares in connection with private placements, the exercise of stock options and warrants, and other financing activities. Consideration for such issuances consisted primarily of cash and shares for debt.

On April 24, 2026, the Company completed a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation share for every five (5) pre-consolidation shares. All share and per share amounts in this annual report have been adjusted retrospectively to reflect the consolidation.

Other than as described above, there have been no material changes in the Company’s share capital during the periods presented.

B. Memorandum and Articles of Association

Previously filed with the Securities and Exchange Commission on the Company’s Form S-4/A Registration Statement filed on October 27, 2021

C. Material Contracts

Other than contracts entered into in the ordinary course of business, the following are the material contracts entered into by the Company within the two years immediately preceding the date of this annual report, or earlier contracts that remain material to the Company.

M47 Farm-In / Earn-In Agreement

The Company’s exploration focus is for oil in the Cudi-Gabar petroleum province, Southeastern Turkiye on the east quadrant through Trillion Energy Exploration Turkiye JSC (“Trillion JSC”), a newly formed, wholly owned subsidiary. The Company , through Trillion JSC, in January 2026 entered into a farm-in agreement with Derkim Poliüretan Sanayi ve Ticaret A.S. (“Derkim”) to earn a 29% working & revenue interest in the M47c,d Blocks (“Block M47”) comprised of 151,484 hectares (374,325 acres) within the Cudi-Gabar petroleum province, Southeastern Turkiye (the “Oil Block Farmin”)

The terms of the Oil Block Farmin is for the Company through Trillion JSC is to earn a 29% undivided interest in the Block M47 (the “Participating Interest”) in exchange for a work commitment totalling US $15,000,000 (approximately CAD $20,547,000) (“the Investment”) earning by funding 80% of the costs of the first three exploration wells expected to be drilled over the next two years.

Trillion through Trillion JSC is responsible for certain funding commitments under the Oil Block Farmin to pay for works on the Block M47 exploration and development program. The First Tranche is for US $9,500,000 (approximately CAD $13,013,100) to fund Trillion’s work commitments for the first 18 months work program; and the second commitment is $USD $5,000,000 (approximately CAD $6,900,000) to fund Trillion’s the 2027-2028 work program. A joint Operating Committee will make and all drilling decisions, planning, and procurement decisions relating to the 2026 to 2028 work programs. Upon the Trillion completing the raise of the First Tranche , Derkim is obliged to take all necessary steps including inter alia, to submit an application to GDMPA for a formal licence interest transfer such that Trillion obtains a 29% Trillion licence interest on title, in accordance with the earn-in agreement.

The Investment will cover 80% of the total planned exploration budget for 2026 through 2028; together with the contribution of the other block participants paying the remaining 20%. Subsequently, each party to the M47 Block shall thereafter bear costs in proportion to its participating interest, and the Company’s cost contribution shall be reduced to 29% thereafter.

Asset Disposition and Royalty Agreement

In April 2026, through a subsidiary, the Company entered into a sale agreement for all of the issued and outstanding shares of PPE Turkey, which owns the Company’s license interests in the South Akcakoca Sub-Basin natural gas project and the Cendere oil field in Türkiye. Under the transaction, approximately US$20 million of associated liabilities of PPE Turkey are to be transferred to the purchaser, and the Company is to retain a 7% gross overriding royalty on future production revenues from the licenses. The royalty becomes effective once cumulative gross revenues from the licenses after closing exceed US$7.5 million. Any future disposition of the licenses will trigger crystallization of the royalty, requiring valuation and payment of 7% of the gross value attributed to the licenses in such disposition.

Convertible Debenture Indenture

On March 20, 2026, the Company entered into a fourth supplemental debenture indenture (the “Fourth Supplemental Indenture”) related to the Company’s unsecured convertible debentures issued on April 20, 2023, bearing interest at 12% per annum.

The total amount owing under the convertible debentures will be comprised of the principal of CAD15.0 million and accrued to March 20, 2026 (the “Amount Due”). Pursuant to the Fourth Supplemental Indenture, and conditional upon the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026, the following settlement terms will apply:

(1) approximately CAD11.0 million of the Amount Due will be converted into common shares of the Company at the same price as the equity financing; and,

(2) the remaining balance including accrued interest will be forgiven by the debenture holders.

If the Company does not complete the required financing by September 30, 2026, the Fourth Supplemental Indenture will terminate and the full Amount Due will remain payable in accordance with the original terms of the debentures.

Other than as described above, the Company has not entered into any material contracts outside the ordinary course of business during the period covered by this annual report.

D. Exchange Controls

Canada

There are currently no Canadian exchange control restrictions on the payment of dividends by the Company or on the repatriation of capital or other payments by the Company to non-resident holders of its securities.

Türkiye

The Company conducts its operations in Türkiye and is therefore subject to Turkish laws and regulations relating to foreign exchange. Türkiye has a generally liberal foreign exchange regime, and there are currently no significant restrictions on the repatriation of capital or the remittance of dividends or other payments to foreign investors.

However, foreign exchange transactions in Türkiye are subject to regulations promulgated by the Central Bank of the Republic of Türkiye and other regulatory authorities. These regulations may include certain reporting requirements and, from time to time, measures affecting the availability and cost of foreign currency. In addition, economic and political conditions in Türkiye may impact the Company’s ability to convert Turkish lira into foreign currencies or transfer funds outside of Türkiye.

There can be no assurance that the Turkish government will not impose additional exchange control restrictions or take other measures in the future that could affect the Company’s operations or the ability of investors to receive dividends or other payments.

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

Passive Foreign Investment Company (“PFIC”) Status of the Company

Because the Company is producing revenue from its operations, the Company does not believe that it was classified as a PFIC for its taxable year ended December 31, 2025. However, the Company has not performed an analysis of whether or not it will be deemed a PFIC for its current taxable year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. If the Company is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company. The U.S. federal income tax consequences of owning and disposing of common shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

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

I. Subsidiary Information

The Company has the following subsidiaries:

Park Place Energy Corp. (“PPE Corp”)
Park Place Energy Bermuda (“PPE Bermuda”); BG Exploration EOOD (“BG Exploration”)
Park Place Energy Turkey (“PPE Turkey”) Park Place Energy Gabar Limited (“PPG”) Trillion Energy International Petrol Arama Uretim Ve Sondaj Hizmetleri A.S. (“Trillion A.S.” or “Trillion Turkey”)

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

Item 14. Material Modifications to the Rights of Security Holders and Use of pROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, being December 31, 2025, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our president and chief executive officer and chief financial officer. Based upon that evaluation, our president and chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025, due to a material weakness in our internal control over financial reporting, as further discussed below.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for evaluating the effectiveness of internal control over financial reporting as of December 31, 2025. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management which includes our president and chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management determined that our internal control over financial reporting was not effective as of December 31, 2025 because the following material weaknesses in internal control over financial reporting existed as of December 31, 2025: the lack of independent review. In order to address this deficiency, management is in the process of implementing additional levels of review as part of its financial close process.

(c) Attestation report of the registered public accounting firm

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

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert serving on its audit committee. Each of the Company’s directors serving on the audit committee is financially literate and is able to professionally discharge the duties incumbent upon audit committee members. However, none of the audit committee members are “financial experts”. The audit committee financial expert is not appointed due to the Company’s small size and limited resources. At such time as the Company may secure a project and is able to raise the significant funds necessary to exploit the opportunity, the Company will make a concerted effort to identify and appoint a financial expert to its audit committee.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the year ended December 31, 2025, the aggregate fees to MNP LLP for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were $140,000. For the year ended December 31, 2024, the aggregate fees to MNP LLP for professional services rendered for the audits of our annual financial statements included in our Form 20-F Annual Report were $140,000.

Audit Related and Other Fees

The Company did not pay any audit related fees or fees for other non-audit services to MNP LLP during the years ended December 31, 2025 and 2024.

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

The non-independent members of the Board of the Company are:

David Thompson Sean Stofer Scott Lower

The independent member of the Board of the Company for the 2025 year is:

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

Directorships

Except as disclosed below, the directors of the Company do not hold directorships in other reporting issuers. Mr. David Thompson, a director of the Company, also serves as a director of Madeira Minerals Ltd. Jay Park is a director and chairman of MCF Energy Inc.

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

Other Board Committees

The Company has a reserves committee which consists of each Sean Stofer, Scott Lower and David Thompson.

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

Item 16H. mine safety disclosure

Not applicable.

Item 16K. CYBERSECURITY

The Company maintains processes intended to identify, assess and manage material risks from cybersecurity threats. Due to the Company’s limited operations and resources, cybersecurity functions are managed primarily by executive management with support from third-party information technology service providers as needed.

The Company relies on commercially available systems, cloud-based applications and third-party service providers for certain information technology functions. Management periodically assesses operational and cybersecurity risks, including risks relating to unauthorized access, business interruption, and data loss. The Company maintains basic safeguards designed to protect its systems and information, including password protection, restricted access controls, software updates and data backup procedures.

As of the date of this Annual Report, the Company has not experienced any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, the Company’s business strategy, results of operations or financial condition. However, cybersecurity threats continue to evolve, and the Company may be required to expend additional resources in the future to enhance its cybersecurity measures.

The Board of Directors oversees the Company’s risk management processes, including risks related to cybersecurity and information technology. Management is responsible for day-to-day administration of cybersecurity matters and reports material issues to the Board as appropriate. Due to the Company’s size and limited operations, the Company does not currently maintain a dedicated cybersecurity department or chief information security officer.

PART III

Item 17. FINANCIAL STATEMENTS

The Company has elected to report under Item 18.

Item 18. FINANCIAL STATEMENTS

The Company’s financial statements have been prepared in accordance with IFRS. Copies of the financial statements specified in Regulation 228.210 (Item 310) are filed with this Form 20-F Annual Report and are located following the signature page hereof.

Index to Financial Statements

Consolidated Financial Statements of Trillion Energy International Inc. for the years ended December 31, 2025, 2024 and 2023

Report of MNP LLP dated May 23. 2026.

MNP LLP PCAOB ID# 1930

Consolidated Statements of Financial Position as of December 31, 2025 and 2024

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023

Notes to the Consolidated Financial Statements

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

TRILLION ENERGY INTERNATIONAL INC.

Dated:	May 23, 2026	Per:
/s/ Sean Stofer
Sean Stofer,
Chairman and Chief Executive Officer

Per:
/s/ David Thompson
David Thompson,
Chief Financial Officer

Trillion Energy International Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Stated in United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Trillion Energy International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Trillion Energy International Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

Assessment of impairment indicators and the impact of estimated oil and gas reserves on oil and gas assets

Critical Audit Matter Description

We refer to Note 2 (h) summary of significant accounting policies and Note 6 Oil and Gas Properties. The Company had $721,403 of oil and gas properties as at December 31, 2025. Depletion expense was $139,550 for the year then ended. The Company depletes its oil and gas properties on a unit-of-production basis over the life of their proved reserves. The Company identified indicators of impairment as at December 31, 2025 related to the Company’s South Akcakoca Sub-Basin cash generating unit (“CGU”). The Company therefore determined the recoverable amount as of December 31, 2025 and recognized an impairment of $54.5 million. Key assumptions developed by management to determine proved reserves include forward price estimates, expected future rates of production, the amount and timing of future development expenditures, and future royalties and operating expenditures. The Company’s reserves are evaluated by an independent qualified reserve evaluator (management’s expert).

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

Audit Response

We responded to this matter by performing procedures in relation to the estimate of oil and gas reserves as at December 31, 2025 and the assessment of impairment indicators of oil and gas properties. Our audit work in relation to this included, but was not restricted to, the following:

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

Calgary, Canada

May 23, 2026

F-3

TRILLION ENERGY INTERNATIONAL INC.

Index to the Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	December 31, 2025	December 31, 2024

ASSETS
Current assets:
Cash and cash equivalents		$430,313	$599,208
Amounts receivable	3	737,753	1,370,781
Prepaid expenses and deposits	4	46,909	255,756
Assets held for sale	5	-	387,797
Total current assets		1,214,975	2,613,542
Oil and gas properties, net	6	721,403	50,823,184
Property and equipment, net	7	409,931	741,683
Long-term deposits	4	756,634	686,159
Total assets		$3,102,943	$54,864,568
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	8,18	$18,792,482	$14,807,865
Loans payable	9,18	4,972,059	5,361,978
Convertible debt	11	11,823,815	10,364,993
Lease liability	10	-	10,356
Total current liabilities		35,588,356	30,545,192
Asset retirement obligation	12	6,412,057	5,895,209
Lease liability	10	-	35,017
Deferred tax liability	23	-	4,239,942
Total liabilities		42,000,413	40,715,360
Stockholders’ (deficiency) equity:
Share capital		79,611,590	78,382,631
Notes and amounts receivable for equity issued	13,18	-	(90,425)
Warrant and option reserve		7,228,089	7,209,546
Shares to be cancelled		-	7,645
Obligation to issue shares	14,18	54,042	6,000
Accumulated other comprehensive loss		(22,560,802)	(17,356,701)
Accumulated deficit		(103,230,389)	(54,009,488)
Total stockholders’ (deficiency) equity		(38,897,470)	14,149,208
Total liabilities and stockholders’ (deficiency) equity		$3,102,943	$54,864,568

Nature of operations and going concern (Note 1)

Commitments and Contingencies (Note 24)

Subsequent events (Note 25)

APPROVED BY THE BOARD OF DIRECTORS ON MAY 23, 2026:

“Sean Stofer”	“David Thompson”
Director	Director

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars)

	Notes	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Revenue
Oil and gas revenue, net	20	$2,880,658	$7,000,836	$16,797,366
Cost and expenses
Production		2,370,651	4,771,276	4,365,710
Depletion	6	139,550	1,300,417	5,119,174
Depreciation	7	64,789	87,408	175,764
Accretion of asset retirement obligation	12	269,386	269,114	219,536
Stock-based compensation	15,17,18	18,543	1,058,222	2,397,261
General and administrative	19	5,200,466	6,182,893	7,294,972
Geological and geophysical expenses		44,109	1,427,044	706,410
Total expenses		8,107,494	15,096,374	20,278,827
Loss before other income (expenses)		(5,226,836)	(8,095,538)	(3,481,461)

Other income (expense)
Interest income		225,997	53,386	19,179
Finance cost	9,11	(3,096,811)	(2,560,648)	(2,249,055)
Foreign exchange gain (loss)		(3,164,162)	(3,781,509)	(9,932,252)
Loss on extinguishment accounts payable and loan payable		-	(264,050)	(8,500)
Change in fair value of derivative liability	16	-	-	4,827
Gain on debt modification and settlement for shares		577,725	-	-
Loss on write-off of notes and other receivables	13	(101,303)	(15,439)	-
Loss on impairment and sale of assets held for sale	5	(328,631)	(132,737)	(1,556,787)
Impairment of oil and gas properties	6	(54,498,394)	(9,892,000)	-
Loss on issuance of shares	14	-	(5,052)	(17,342)
Gain on net monetary position	2	12,791,869	18,431,488	18,984,099
Gain (loss) on sale of oil and gas properties and equipment	6, 7	74,331	(466,092)	19,535
Gain on modification and termination of lease	10	32,646	46,602	31,864
Other income		-	-	2,377
Total other income (expense)		(47,486,733)	1,413,949	5,297,945
Income (loss) before taxes		(52,713,569)	(6,681,589)	1,816,484
Deferred tax recovery (expense)	23	3,492,668	(2,447,053)	(1,860,326)
Net loss		(49,220,901)	(9,128,642)	(43,842)

Other comprehensive loss
Items that may be reclassified subsequently to net loss:
Foreign currency translation		(5,204,101)	(3,333,512)	(10,013,192)
Total comprehensive loss		$(54,425,002)	$(12,462,154)	$(10,057,034)

Net loss per share – Basic and diluted		$(1.30)	$(0.32)	$(0.00)

Weighted average shares outstanding – Basic		37,820,850	28,463,753	16,216,969
Weighted average shares outstanding – Diluted		37,820,850	28,463,753	16,216,969

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Stockholders’ Equity

(Expressed in U.S. dollars)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance, December 31, 2022	15,355,014	$64,750,270	$5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931
Issuance of common stock	1,000	2,215	-	-	-	-	-	-	2,215
Options exercised	88,000	972,085	(429,221)	-	-	-	-	-	542,864
Stock issued for RSUs	352,561	1,462,778	(1,146,982)	-	-	-	-	-	315,796
Stock issued for debt settlement	30,000	212,402	-	-	-	-	-	-	212,402
Stock issued in market offering	7,211,587	7,960,687	-	-	-	-	-	-	7,960,687
Stock issuance costs	-	(803,012)	259,955	-	-	-	-	-	(543,057)
Stock issued for services	12,000	29,299	58,881	-	18,873	-	-	-	107,053
Stock-based compensation – options	-	-	118,202	-	-	-	-	-	118,202
Stock-based compensation – RSU’s	-	-	1,879,832	-	-	-	-	-	1,879,832
RSU’s repurchased	-	-	(919,790)	604,537	-	-	-	-	(315,253)
Convertible debt – Equity component	-	-	1,004,524	-	-	-	-	-	1,004,524
Deferred tax on equity component of convertible debt			(271,222)						(271,222)
Reduction of notes receivables	-	-	-	344,216	-	-	-	-	344,216
RSU grant accrual	-	-	2,322	-	283,094	-	-	-	285,416
Net loss and comprehensive loss	-	-	-	-	-	-	(10,013,192)	(43,842)	(10,057,034)
Balance, December 31, 2023	23,050,162	$74,586,724	$6,239,370	$(113,309)	$396,177	$7,645	$(14,023,189)	$(44,880,846)	$22,212,572
Stock issued in private placements	5,369,573	1,648,042	53,755	(2,800)	-	-	-	-	1,698,997
Stock issued for debt settlement	2,484,310	1,470,079	-	-	(94,210)	-	-	-	1,375,869
Stock issued for RSUs	431,115	408,456	(85,634)	-	(283,095)	-	-	-	39,727
Stock issued for Warrant exercise	6,728	3,945	(1,728)	-	-	-	-	-	2,217
Shares issued on conversion of convertible debenture	67	737	-	-	-	-	-	-	737
Stock-based compensation – options	-	-	877,629	-	-	-	-	-	877,629
Stock-based compensation – RSU’s	-	-	126,154	-	-	-	-	-	126,154
Stock issued for services	555,798	264,648	-	-	(12,872)	-	-	-	251,776
Reduction of notes receivables	-	-	-	25,684	-	-	-	-	25,684
Net loss and comprehensive loss	-	-	-	-	-	-	(3,333,512)	(9,128,642)	(12,462,154)
Balance, December 31, 2024	31,897,753	$78,382,631	$7,209,546	$(90,425)	$6,000	$7,645	$(17,356,701)	$(54,009,488)	$14,149,208
Stock issued for debt settlement	3,290,889	400,767	-	-	-	-	-	-	400,767
Stock issued for services	466,483	73,857	-	-	48,042	-	-	-	121,899
Stock issued to settle convertible debenture interest	5,969,332	754,335	-	-	-	-	-	-	754,335
Stock-based compensation – RSU’s	-	-	18,543	-	-	-	-	-	18,543
Write-offs of notes receivables and shares to be cancelled	-	-	-	90,425	-	(7,645)	-	-	82,780
Net loss and comprehensive loss	-	-	-	-	-	-	(5,204,101)	(49,220,901)	(54,425,002)
Balance, December 31, 2025	41,624,457	$79,611,590	$7,228,089	$-	$54,042	$-	$(22,560,802)	$(103,230,389)	$(38,897,470)

See accompanying notes to consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Years ended December 31,
	2025	2024	2023
Operating activities:
Net loss for the year	$(49,220,901)	$(9,128,642)	$(43,842)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	18,543	1,058,222	2,397,261
Stock issued for services	121,899	251,776	89,711
Depletion	139,550	1,300,417	5,119,174
Depreciation	64,789	87,408	175,764
Accretion of asset retirement obligation	269,386	269,114	219,536
Accretion and accrued interest expense	2,530,076	1,240,840	1,393,604
Interest income	(18,081)	(2,190)	(19,179)
Change in fair value of derivative liability	-	-	(4,827)
Unrealized foreign exchange (gain) loss	2,884,089	1,182,535	4,313,483
(Gain) loss on debt modification and settlement for shares	(577,725)	264,050	8,500
Loss on issuance of shares	-	5,052	17,342
Loss (gain) on sale of oil and gas properties and equipment	(74,331)	466,092	(19,535)
Loss on impairment of O&G assets	54,498,394	9,892,000	-
Loss on sale and revaluation of assets held for sale	328,631	132,737	1,556,787
Loss on write-off of notes and other receivables	101,303	15,439	-
Gain on net monetary position	(12,791,869)	(18,431,488)	(18,984,099)
Gain on modification and termination of lease	(32,646)	(46,602)	(31,864)
Deferred tax (recovery) expense	(3,492,668)	2,447,053	1,860,326
Changes in non-cash working capital items:
Amounts receivable	404,922	(29,304)	1,448,844
Prepaid expenses and deposits	186,656	273,363	(677,165)
Accounts payable and accrued liabilities	5,904,064	3,056,991	(346,398)
Net cash provided by (used in) operating activities	1,244,081	(5,695,137)	(1,526,577)
Investing activities:
Property and equipment expenditures	(12,676)	(15,309)	(60,176)
Oil and gas properties expenditures	(721,672)	(2,127,765)	(56,381,768)
Disposal of equipment and assets held for sale	21,249	1,250,578	-
Advances from JV Partners	379,450	1,348,810	29,623,835
Changes in non-cash working capital items:
Prepaid expenses and deposits	(191,408)	(372,060)	178,536
Accounts payable and accrued liabilities	(265,578)	692,881	7,856,541
Net cash (used in) provided by investing activities	(790,635)	777,135	(18,783,032)
Financing activities:
Proceeds from stock subscriptions received, net	-	1,698,997	7,417,630
Proceeds from exercise of options	-	-	542,864
Proceeds from exercise of warrants	-	2,217	2,215
Proceeds from loans payable	1,324,566	2,402,751	4,988,296
Repayments of loans payable	(1,858,092)	(357,605)	(2,719,721)
Repayment of notes receivable	-	-	80,991
Proceeds from convertible debt	-	-	10,359,398
Lease payments	(14,449)	(22,921)	(85,271)
Net cash (used in) provided by financing activities	(547,975)	3,723,439	20,586,402
Effect of exchange rate changes on cash and cash equivalents	(74,366)	605,326	(14,409)
Net (decrease) increase in cash and cash equivalents	(168,895)	(589,237)	262,384
Cash and cash equivalents, beginning of year	599,208	1,188,445	926,061
Cash and cash equivalents, end of year	$430,313	$599,208	$1,188,445

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Years ended December 31,
	2025	2024	2023
Supplemental information:
Interest paid on credit facilities	$280,959	$1,371,215	$795,451
Interest paid on convertible debt	-	1,312,073	-
Non-cash investing and financing activities:
Stock issued for debt settlement	400,767	1,470,079	212,402
Stock issued for services	121,899	251,776	89,711
Stock issued for convertible debenture interest	754,335	-	-
Right-of-use asset additions	$-	$-	$236,201

See accompanying notes to the consolidated financial statements.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

1.	Organization and going concern

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

On September 18, 2023, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

In April 2026, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2025, the Company’s current liabilities exceeded its current assets by $34,373,381 (2024 - $27,931,650) and its accumulated deficit amounts to $103,230,389 (2024 - $54,009,488). In addition, for the year ended December 31, 2025, cash provided by operating activities was $1,244,081 (2024 – $5,695,137 and 2023 - $1,526,577 used by operating activities). The Company’s continuation as a going concern is dependent upon its ability to complete financing sufficient to meet current and future obligations, the successful results from its business activities, and its ability to operate profitably and generate funds. Although the Company raised capital in current and previous reporting periods, additional funding will be required to continue current operations and further advance its existing oil and gas assets in the upcoming 12 months. These factors indicate the existence of material uncertainty which raises substantial doubt about the Company’s ability to continue as a going concern.

2.	Material Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). The consolidated financial statements are expressed in U.S. dollars. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), Park Place Energy Turkey (“PPE Turkey”) and Trillion Energy A.S. (“Trillion A.S.”). The Company’s oil and gas operations are conducted jointly with its joint venture partner (Note 6).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

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

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on May 23, 2026.

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

For the years ended December 31, 2025 and 2024

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

The value of the CPI at December 31, 2025, was 3,514 (December 31, 2024 – 2,685 and December 31, 2023 – 1,859) and the movement in the CPI for the year ended December 31, 2025 was 829 (2024 – 826 and 2023 - 731), an increase of approximately 31% (2024 – 44% and 2023 – 65%). As a result, the Company recognized a net monetary gain of $12,791,869 for the year ended December 31, 2025 (2024 - $18,431,488 and 2023 - $18,984,099) to restate transactions into a measuring unit current as of each period end.

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

For the years ended December 31, 2025 and 2024

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

For the years ended December 31, 2025 and 2024

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

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

Deferred Tax

Judgments are made by management at the end of the reporting period to determine the probability that deferred tax assets will be realized from future taxable earnings. Assessing the recoverability of deferred tax assets requires the Company to make judgments related to the expectations of future cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in consolidated statements of loss and comprehensive loss in the period in which the change occurs.

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

For the years ended December 31, 2025 and 2024

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

Exploration and evaluation assets are not subject to depreciation and depletion. When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties. The Company records geological and geophysical expenses to the consolidated statements of loss and comprehensive loss as incurred.

(h)	Oil and Gas Properties

Oil and gas properties (“O&G”) include development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into CGUs for impairment testing. The Company has grouped its O&G into two CGUs: the Cendere Oil Field and SASB Gas Field.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components). Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in the consolidated statements of loss and comprehensive loss as incurred.

Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil and gas properties are recognized in the consolidated statements of loss and comprehensive loss as incurred.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

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

In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the consolidated statements of loss and comprehensive loss. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

For the years ended December 31, 2025 and 2024

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

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from subsequent changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the EIR method, foreign exchange gains and losses and impairment are recognized in the consolidated statements of loss and comprehensive loss. Other net gains and losses are recognized in other comprehensive income (“OCI”). On derecognition, net gains and losses accumulated in OCI are reclassified to the consolidated statements of loss and comprehensive loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in the consolidated statements of loss and comprehensive loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to consolidated statements of loss and comprehensive loss.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

2.	Material Accounting Policies (continued)

Impairment of Financial Assets at Amortized Cost

The Company recognizes an expected credit loss on financial assets that are measured at amortized cost. At each reporting date, the Company measures the allowance for expected credit loss for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date the credit risk has not increased significantly since initial recognition, the Company measures the allowance for expected credit loss for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the allowance for expected credit loss at the reporting date to the amount that is required to be recognized.

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

Financial liabilities

The Company derecognizes financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is initially recognized at fair value. Gains and losses on derecognition are recognized in consolidated statements of loss and comprehensive loss.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

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

For the years ended December 31, 2025 and 2024

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

For the years ended December 31, 2025 and 2024

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

For the years ended December 31, 2025 and 2024

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

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2025.

Amendments to IFRS 9 and IFRS 7, issued in May 2024, clarify the date of recognition in financial assets and liabilities, and add further guidance for assessing whether a financial asset meets the solely payment of principal and interest criterion. The amendments also add new disclosures for certain instruments with contractual terms that can change cash flows (on occurrence or non-occurrence of a contingent event) and updated the disclosure for investments in equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026, and are to be applied retrospectively. The Company does not expect the amendments to have a material impact on its consolidated financial statements.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

3.	Amounts Receivable

	December 31, 2025	December 31, 2024
Accounts receivable	$711,984	$1,300,810
GST receivable	20,610	9,117
Interest receivable	-	24,519
Other	5,159	36,335
	$737,753	$1,370,781

4.	Prepaid Expenses and Deposits

	December 31, 2025	December 31, 2024
Exploration and production advances	$39,924	$172,982
Prepaid expenses	6,985	82,774
Close-Out Fund (Note 12)	756,634	686,159
	$803,543	$941,915

Prepaid expenses	$46,909	$255,756
Close-Out Fund (Note 12)	$756,634	$686,159

5.	Assets held for Sale

In 2023, management committed to a plan to sell left-over field equipment with a carrying amount of $3,036,216. Accordingly, the equipment is presented as assets held for sale. Equipment that remained unsold as of December 31, 2025 were considered fully impaired.

	December 31, 2025	December 31, 2024
Beginning balance	$387,797	$1,479,429
Additions	-	-
Reclassified to oil and gas properties	-	(172,112)
Proceeds on sale of assets held for sale	-	(629,523)
Loss on impairment and sale of assets held for sale	(328,631)	(132,737)
Foreign currency translation	(59,166)	(157,260)
	$-	$387,797

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

6.	Oil and Gas Properties

	SASB	Cendere	Total
Cost
As at December 31, 2023	$59,105,389	$2,651,992	$61,757,381
Additions	2,127,764	-	2,127,764
Sale of O&G assets	(1,087,146)	-	(1,087,146)
JV Contribution	(1,348,810)	-	(1,348,810)
Change in ARO estimate and additions	(610,113)	(1,587)	(611,700)
Currency translation adjustment	(10,685,298)	(421,305)	(11,106,604)
Impact of hyperinflation	22,177,851	989,773	23,167,625
Reclassified as assets held for sale (Note 5)	172,112	-	172,112
As at December 31, 2024	$69,851,749	$3,218,873	$73,070,622
Additions	721,672	-	721,672
Sale of O&G assets	(38,273)	-	(38,273)
JV Contribution	(379,450)	-	(379,450)
Change in ARO estimate and additions	239,061	1,728	240,789
Currency translation adjustment	(12,361,503)	(567,487)	(12,928,990)
Impact of hyperinflation	17,841,448	819,360	18,660,808
As at December 31, 2025	$75,874,704	$3,472,474	$79,347,178

Accumulated depletion and impairment
As at December 31, 2023	$7,083,686	$2,019,595	$9,103,281
Depletion	1,233,377	67,040	1,300,417
Impairment	9,892,000	-	9,892,000
Currency translation adjustment	(1,125,451)	(320,873)	(1,446,324)
Impact of hyperinflation	2,644,191	753,873	3,398,064
As at December 31, 2024	$19,727,803	$2,519,635	$22,247,438
Depletion	105,227	34,323	139,550
Impairment	54,498,394	-	54,498,394
Currency translation adjustment	(3,476,986)	(444,076)	(3,921,062)
Impact of hyperinflation	5,020,266	641,189	5,661,455
As at December 31, 2025	$75,874,704	$2,751,071	$78,625,775

Net book value
As at December 31, 2024	$50,123,946	$699,238	$50,823,184
As at December 31, 2025	$-	$721,403	$721,403

Cendere oil field

The Cendere onshore oil field, which is located in South East Turkey has a total of 25 wells. The operator of the Cendere Field is Türkiye Petrolleri Anonim Ortakliğı (“TPAO”). The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%. As at December 31, 2025, the depletion calculation includes future development costs of $355,250 (December 31, 2024 - $32,600) based on the most recent reserve report.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

6.	Oil and Gas Properties (continued)

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company owns a 49% working interest in SASB in partnership with TPAO. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea. As at December 31, 2025, the depletion calculation includes future development costs of $Nil (December 31, 2024 - $31,400,000) based on the most recent reserve report.

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

As at December 31, 2025, the Company performed an assessment of potential impairment indicators and noted that the Company’s net asset value was greater than its market capitalization and that the Company’s SASB gas property has underperformed. As a result of the impairment indicators noted, the Company performed an impairment test in accordance with IFRS. This resulted in a $54,498,394 impairment of the Company’s SASB gas property and no impairment on the Cendere oil property. For the purposes of testing impairment and determining value in use of the SASB property, the Company used a forecast of before-tax net cash flows on proved reserves obtained from the annual reserve report. This resulted in a recoverable amount (value in use) of $Nil as there were no proved reserves allocated to the SASB property in the December 31, 2025 reserve report. The pre-impairment carrying value of the SASB cash generating unit includes the net book value of the SASB property of $54,498,394. For the purposes of testing impairment and determining value in use of the Cendere oil property, the Company used a 15-year forecast of before-tax net cash flows on proved reserves obtained from the annual reserve report discounted at 15% to estimate the value in use of the Cendere oil property. This resulted in a recoverable amount (value in use) of $3,463,000, which exceeds the carrying value of $721,403 as at December 31, 2025.

Sale of assets

During the year ended December 31, 2025, the Company sold tubing and casing with a cost of $38,273 (2024 - $1,087,146) for proceeds of $21,249 (2024 - $621,054), resulting in a loss of $17,024 ($10,132 adjusted for hyperinflation). (2024 - $466,092).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

7.	Property and Equipment

	Right-of-use assets	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
Cost
As at December 31, 2023	$202,790	$208,913	$358,889	$362,181	$67,122	$1,199,895
Additions	-	-	-	-	15,309	15,309
Modifications	(46,120)	-	-	-	-	(46,120)
Currency translation adjustment	(26,099)	(29,292)	(57,820)	(57,543)	(9,533)	(180,287)
Impact of hyperinflation	64,071	66,407	133,966	135,194	19,916	419,554
As at December 31, 2024	$194,642	$246,028	$435,035	$439,832	$92,814	$1,408,351
Additions	-	12,401	-	-	275	12,676
Disposals	(228,480)	-	-	(516,297)	-	(744,777)
Currency translation adjustment	(4,298)	(39,411)	(76,814)	(35,462)	(13,606)	(169,591)
Impact of hyperinflation	50,920	55,746	110,910	111,927	19,344	348,847
As at December 31, 2025	$12,784	$274,764	$469,131	$-	$98,827	$855,506

Accumulated depreciation
As at December 31, 2023	$68,772	$144,686	$99,179	$148,016	$18,692	$479,345
Depreciation	14,230	10,706	28,837	22,513	11,122	87,408
Currency translation adjustment	(10,927)	(21,650)	(15,758)	(23,517)	(2,189)	(74,041)
Impact of hyperinflation	25,671	50,869	37,022	55,251	5,143	173,956
As at December 31, 2024	$97,746	$184,611	$149,280	$202,263	$32,768	$666,668
Depreciation	15,216	10,947	21,382	8,860	8,384	64,789
Disposals	(107,824)	-	-	(226,946)	-	(334,770)
Currency translation adjustment	(17,228)	(30,495)	(26,309)	(35,648)	(5,556)	(115,236)
Impact of hyperinflation	24,874	43,562	37,988	51,471	6,229	164,124
As at December 31, 2025	$12,784	$208,625	$182,341	$-	$41,825	$445,575

Net Book Value
As at December 31, 2024	$96,896	$61,417	$285,755	$237,569	$60,046	$741,683
As at December 31, 2025	$-	$66,139	$286,790	$-	$57,002	$409,931

8.	Accounts Payable and Accrued Liabilities

	December 31, 2025	December 31, 2024
Accounts payable	$16,310,709	$14,156,541
Accrued liabilities	2,371,047	240,462
Payroll, withholding and sales tax liabilities	110,726	410,862
	$18,792,482	$14,807,865

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

9.	Loans Payable

As at	December 31, 2025	December 31, 2024
Unsecured, interest-bearing loan at 6% per annum[2,3]	$34,415	$36,512
Unsecured, interest-bearing loan at 1% per month[1]	3,461,250	3,141,750
Unsecured, interest-bearing loan at 8.25% per annum[4]	-	1,034,484
Unsecured, interest-bearing loan at 52% per annum[5]	-	1,009,883
Unsecured, interest-bearing loan at 12% per annum[6]	147,391	139,349
Unsecured, interest-bearing loan at a variable interest rate[7]	1,329,003	-
Total loans payable	4,972,059	5,361,978
Current portion of loans payable	(4,972,059)	(5,361,978)
Long-term portion of loans payable	$-	$-

The Company is in compliance with all debt covenants on loans payable, other than as noted below, and has not received any waivers from lenders.

(1)	On July 1, 2023, the Company entered into agreements with TR1 Master Fund to borrow $1,065,000 and $1,597,500. The loans were issued with a $65,000 and $97,500 discount, respectively, and bear an interest rate of 1% per month. The maturity date was December 31, 2023, and the Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payments on the loans are $40,000 and $60,000, respectively. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. Accrued interest in excess of the minimum interest payments of $127,800 and $191,700, respectively were recorded during the year ended December 31, 2025. The Company is currently in default on these loans, however, the Company has filed claims in connection with the ongoing receivership proceedings of the lender and related entities, and is seeking to offset any amounts outstanding against damages claimed by the Company (Note 24).

(2)	On July 20, 2023, the Company entered into a promissory note for CAD$300,000 (USD$228,023) with a company controlled by a related party as at December 31, 2025 and 2024. The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024, as a result, the Company is currently in default on this loan. During the year ended December 31, 2025, CAD$8,000 (USD$5,536) of the principal balance was repaid and CAD$2,693 (USD$1,965) in interest was accrued. During the year ended December 31, 2024, CAD$218,509 (USD$157,016) of the principal balance was repaid and CAD$13,072 (USD$9,543) in interest was accrued.

(3)	On September 1, 2023, the Company entered into a promissory note with 2476393 Alberta Ltd for CAD$546,000 (USD$402,115). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. During the year ended December 31, 2024, the Company entered into a debt settlement agreement to settle the CAD$546,000 (USD$397,948) principal amount. The Company issued 546,000 shares at a deemed price of $1.00 per share resulting in a CAD$109,200 (USD$81,417) loss on extinguishment of loan payable.

(4)	On December 13, 2024, Park Place Turkey Limited entered into a loan with Garanti Bank in the amount of $1,120,000. The loan matures on November 13, 2025, and bears interest at 8.25% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2025, the Company made $1,035,679 in principal payments and $42,979 in interest payments. As at December 31, 2025, the loan amount had been fully repaid. During the year ended December 31, 2024, the Company made $89,857 in principal payments and $7,700 in interest payments.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

9.	Loans Payable (continued)

(5)	On December 18, 2024, Park Place Turkey Limited entered into a loan with Garanti Bank in the amount of ₺37,500,000 (or approximately USD$1,070,617). The loan matures on November 18, 2025, and bears interest at 52% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2025, the Company made ₺35,081,997 (USD$816,877) in principal payments and ₺9,795,037 (USD$228,075) in interest payments. As at December 31, 2025, the loan amount had been fully repaid. During the year ended December 31, 2024, the Company made ₺2,418,003 (USD$68,349) in principal payments and ₺1,625,000 (USD$45,933) in interest payments.

(6)	On December 27, 2024, the Company entered into a loan agreement with an officer of the Company for CAD$200,000 (USD$138,782). The loan bears interest at 12% per annum and is due on demand. As at December 31, 2025, the loan accrued interest of CAD$2,031 (USD$1,617) (2024 - CAD$263 (USD$183)). The Company is not in default on this loan.

(7)	On July 17, 2025, Park Place Turkey Limited drew down ₺50,000,000 (or approximately USD$1,202,380) from their overdraft facility with Ziraat Bankasi. This balance bears interest at a variable rate based on the banks effective interest rate (approximately 31% for the year ended December 31, 2025) payable at the end of each quarter. As at and for the year ended December 31, 2025, the loan accrued interest expense of $164,588. The Company is not in default on this loan.

10.	Leases

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

Lease liability	December 31, 2025	December 31, 2024
Beginning balance	$45,373	$141,695
Additions, cost	-	-
Interest expense	9,905	18,179
Lease payments	(14,449)	(22,921)
Currency translation adjustment	(6,300)	(2,538)
Modification of lease	12,406	(89,042)
Termination of lease	(46,935)	-
Ending balance	$-	$45,373

As at December 31, 2025 and December 31, 2024, the Company’s lease liability is as follows:

Lease liability	December 31, 2025	December 31, 2024
Current portion of lease liability	$-	$10,356
Long-term portion of lease liability	-	35,017
	$-	$45,373

During the year ended December 31, 2024, the terms of the leases commencing February 1, 2023 and March 1, 2023 were modified and the Company recorded a modification to the lease liability and right-of-use asset of $89,042 and $46,120, respectively, and a gain on lease modification of $42,922 ($46,602 adjusted for hyperinflation).

During the year ended December 31, 2025, the terms of the lease commencing January 1, 2023 was modified and the Company recorded a modification to the lease liability and right-of-use asset of $12,406 and $12,406, respectively. The lease commencing March 1, 2023 was terminated and the Company recorded a gain on lease termination of $32,309 ($32,646 adjusted for hyperinflation).

During the year ended December 31, 2025, $48,648 (2024 – $48,356) of short-term leases were expensed to the consolidated statements of loss and comprehensive loss.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

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

The Debentures matured on April 30, 2025 (the “Maturity Date”) and accrued interest at the rate of 12% per annum, payable semi-annually. The Company has the ability to redeem the Debentures at any time between the dates of April 30, 2024 and April 30, 2025 at a redemption price of 105% of the principal amount plus any accrued interest. At the holders’ option, the Debentures may be converted into common shares of the Company at any time, up to the earlier of the Maturity Date and the redemption of the Debentures, at a conversion price of CAD$3.00 (approximately USD$2.23 at initial recognition) per common share.

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

11.	Convertible debentures (continued)

During the year ended December 31, 2025, the Company signed a second supplemental and third supplemental debenture indenture with the debenture holders to make the following modifications to the original debenture:

Second Supplemental Debenture

●	The semi-annual interest due as at April 30, 2025 will be payable in either cash or common shares of the Company (Note 14);
●	The convertible debentures’ maturity date was extended from April 30, 2025 to July 31, 2025; and
●	The debenture holders received an extension fee in the aggregate amount of CAD$85,000 payable in common shares as compensation for the above modifications (Note 14).

Third Supplemental Debenture

●	The convertible debentures’ maturity date was extended from July 31, 2025 to October 31, 2025 (Note 25).

These modifications were accounted for as an adjustment to the existing liability as the discounted present value of the cash-flows under the new terms did not exceed the quantitative threshold to be considered a substantial modification. As a result, a gain of $503,624 was recognized on the modifications.

A continuity schedule of the Company’s convertible debt is as follows:

Balance as at December 31, 2023	$10,329,719
Repayment	(1,312,073)
Conversion	(737)
Accretion	880,320
Interest	1,317,458
Currency translation adjustment	(849,694)
Balance as at December 31, 2024	$10,364,993
Repayment through the issuance of shares	(649,851)
Extension fee (Note 14)	(61,379)
Gain on modification	(503,624)
Accretion	858,838
Interest	1,288,067
Currency translation adjustment	526,771
Balance as at December 31, 2025	$11,823,815
Current	$11,823,815
Long-term	$-

12.	Asset Retirement Obligation

The following is a continuity of the Company’s asset retirement obligations:

	December 31, 2025	December 31, 2024
Beginning balance	$5,895,209	$6,247,027
Additions	-	-
Accretion expense	269,386	269,114
Impact of hyperinflation	(133,603)	(174,899)
Currency translation adjustment	140,276	165,667
Change in estimate	240,789	(611,700)
Ending balance	$6,412,057	$5,895,209

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

12.	Asset Retirement Obligation (continued)

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at December 31, 2025 is $8 million (December 31, 2024 – $8million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2024 – 2.5%) and discounted using a risk free rate of 4.49% (December 31, 2024 – 4.75%) between 10 and 20 years.

During 2023, the Company and TPAO agreed to establish a close out-fund (the “Close-Out Fund”) in a US dollar bank account. The amounts accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project. The US dollar bank account is held by TPAO. Starting with the July 2023 natural gas revenue, each party agreed to transfer 10% of its revenue into the Close-Out Fund on a monthly basis, until an amount agreed to by both parties is attained. The Company accounted for its share in the Close-Out Fund as a long-term deposit (Note 4). As at December 31, 2025, the Company share of the Close-Out Fund amounted to $756,634 (December 31, 2024 – $686,159).

13.	Notes and Amounts Receivable for Equity Issued

	December 31, 2025	December 31, 2024
Notes receivable	$-	$90,425
Amounts receivable	-	-
	$-	$90,425

The notes receivable bear interest at 5%.

The amounts receivable are non-interest bearing and due on demand.

The following is a continuity of the Company’s notes and other receivables:

	Notes receivable	Amounts receivable	Total
Balance, December 31, 2023	$97,907	$15,402	$113,309
Additions	-	2,800	2,800
Repayments	(7,482)	(14,230)	(21,712)
Write-off		(3,972)	(3,972)
Balance, December 31, 2024	$90,425	$-	$90,425
Write-off	(90,425)	-	(90,425)
Balance, December 31, 2025	$-	$-	$-

During the year ended December 31, 2025, the Company recorded a $101,303 (2024 - $15,439 and 2023 - $Nil) loss on the write-off of notes and other receivables related to the write-off of notes receivable balances and interest accrued.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

14.	Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at December 31, 2025, 41,624,457 common shares were issued and outstanding (December 31, 2024 – 31,897,753).

For the year ended December 31, 2025

During the year ended December 31, 2025, the Company issued 3,290,889 shares with a fair value of $400,767 to settle debt of $520,809 and recognized a gain on the settlement of $120,042.

During the year ended December 31, 2025, the Company issued 466,483 shares valued at $73,857 for services rendered and to settle $6,000 in obligation to issue shares. The Company recognized a gain on the settlement of $2,500. In addition, the Company incurred $54,042 in obligation to issue shares related to management and consulting fees that will be settled in shares.

During the year ended December 31, 2025, the Company issued 5,454,181 shares valued at $689,236 to settle interest payable of $649,851 on convertible debentures and recognized a loss on the settlement of $39,385 (Note 11).

During the year ended December 31, 2025, the Company issued 515,151 shares valued at $65,099 to settle an extension fee of CAD$85,000 (USD$61,379) related to the extension of the maturity date of the convertible debenture from April 30, 2025 to July 31, 2025. The Company recognized a loss on the settlement of $3,720 (Note 11).

For the year ended December 31, 2024

During the year ended December 31, 2024, the Company issued 67 shares pursuant to the conversion of CAD$1,000 (USD$737) in convertible debentures (Note 11).

During the year ended December 31, 2024, the Company issued 5,369,573 units at CAD$0.45 per unit for gross proceeds of CAD$2,416,308 (USD$1,769,508) pursuant to the closing of non-brokered private placements. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share for CAD$0.90 for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of CAD$92,407 (USD$67,711) were paid and 205,349 finder’s warrants were issued with a fair value of $53,755. The finder’s warrants are exercisable into one common share at CAD$0.45 for two years from the closing of the offering. As at December 31, 2024, subscription proceeds of CAD$3,836 (USD$2,800) are still owed to the Company.

During the year ended December 31, 2024, the Company issued 431,115 shares for RSU’s which were granted and vested during the year and during previous periods. As a result, $283,095 in previously recorded obligation to issue shares was settled, $85,634 was transferred out of reserves, and $37,727 of RSU obligation was settled.

During the year ended December 31, 2024, the Company issued 1,374,059 shares and 1,110,251 units with a fair value of $1,470,079 to settle debt and obligation to issue shares of $1,200,977 and recognized a loss on the settlement of $264,050 and a loss on issuance of shares of $5,052. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable at CAD$0.90 and expires two years from the date of issuance.

During the year ended December 31, 2024, the Company issued 277,131 shares and 278,667 units valued at $264,648 for services rendered or to be rendered. Shares valued at $12,872 were owed from prior periods. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable at CAD$0.90 and expires two years from the date of issuance.

During the year ended December 31, 2024, $33,111 in RSUs accrued in a prior period was reversed out of reserves.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

14.	Common Stock (continued)

During the year ended December 31, 2024, the Company issued shares for the exercise of warrants as follows:

●	6,728 common shares for the exercise of 6,728 warrants at CAD$0.45 (approximately USD$0.35) for cash proceeds of CAD$3,027 (USD$2,217). As a result, $1,728 was transferred from warrant and option reserve to share capital.

For the year ended December 31, 2023

On November 28, 2023, the Company completed a short form prospectus, issuing 7,211,587 common shares of the Company at a price of CAD$1.50 (approximately USD$1.1) per common share for aggregate gross proceeds of CAD$10,817,380 (approximately USD$7,960,687).

Cash finder’s fee of CAD$737,934 (USD$543,057) were paid and 420,345 finder’s warrants were issued. The finder’s warrants are exercisable to purchase one common share of the Company at an exercise price of CAD$1.50 (approximately USD$1.10) until November 28, 2025. The finder’s warrants issued have a fair value of CAD$353,288 (approximately USD$259,955).

During the year ended December 31, 2023, the Company issued 30,000 shares with a fair value of $212,632 to settle debt of $195,290 and recognized a loss on the settlement of $17,342.

During the year ended December 31, 2023, the Company issued 352,561 shares for RSU’s which were granted and vested in previous periods.

During the year ended December 31, 2023, 1,000 warrants with an exercise price of CAD$3.00 (approximately USD$2.20) were exercised for gross proceeds of CAD$3,000 (USD$2,215).

During the year ended December 31, 2023, the Company issued 12,000 shares valued at $29,299 for services rendered valued at $11,957. A $17,342 loss on the issuance of shares was recognized.

During the year ended December 31, 2023, the Company entered into a consulting agreement pursuant to which an obligation to issue shares valued at $18,873 was accrued. The obligation to issue shares relate to 20,000 shares owed as a signing bonus and 5,000 shares owed relating to services rendered.

During the year ended December 31, 2023, the Company issued shares for the exercise of options as follows:

●	8,000 common shares for the exercise of 8,000 options at CAD$3.75 (approximately USD$2.75) for cash proceeds of CAD$30,000 (USD$21,872). As a result, $18,475 was transferred from option reserves to share capital; and

●	14,000 common shares for the exercise of 14,000 options at CAD$11.00 (approximately USD$8.10) for cash proceeds of CAD$154,000 (USD$113,717). As a result, $72,050 was transferred from option reserves to share capital.

●	14,000 common shares for the exercise of 14,000 options at CAD$4.00 (approximately USD$3.00) for cash proceeds of CAD$56,453 (USD$42,000). As a result, $35,174 was transferred from option reserves to share capital.

●	12,000 common shares for the exercise of 12,000 options at CAD$3.75 (approximately USD$2.80) for cash proceeds of CAD$45,000 (USD$33,479). As a result, $29,939 was transferred from option reserves to share capital.

●	40,000 common shares for the exercise of 40,000 options at CAD$11.00 (approximately USD$8.30) for cash proceeds of CAD $440,000 (USD$331,796). As a result, $273,583 was transferred from option reserves to share capital.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

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

A continuity of the Company’s outstanding stock options for the year ended December 31, 2025, 2024, and 2023 is presented below:

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2022	460,000	$6.35
Exercised	(88,000)	8.25
Expired	(48,000)	3.95
Outstanding, December 31, 2023	324,000	$6.20
Granted	2,330,000	0.80
Expired	(138,000)	4.50
Forfeited	(113,200)	6.60
Outstanding and Exercisable, December 31, 2024	2,402,800	$1.05
Expired	(62,800)	8.61
Cancelled	(40,000)	1.00
Outstanding and Exercisable, December 31, 2025	2,300,000	$0.85

At December 31, 2025 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
10,000	9.50 CAD	June 6, 2026	10,000
40,000	1.50 CAD	January 2, 2027	40,000
50,000	1.00 CAD	February 15, 2027	50,000
100,000	1.25 CAD	February 28, 2027	100,000
490,000	1.00 CAD	March 8, 2027	490,000
1,610,000	0.70 CAD	August 12, 2029	1,610,000
2,300,000			2,300,000

As at December 31, 2025, the weighted average remaining contractual life of outstanding stock options is 2.84 years (December 31, 2024 – 3.77 years).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

15.	Stock Options (continued)

For the year ended December 31, 2025, the Company recognized $Nil (2024 - $877,629 and 2023 - $118,202) in stock-based compensation expense for options granted and vested. At December 31, 2025, the Company has $Nil (December 31, 2024 - $Nil) in unrecognized compensation expense related to stock options.

The fair values for stock options granted during the year ended December 31, 2025, 2024, and 2023 have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2025	2024	2023
Risk-free interest rate	N/A	2.92 – 3.84%	N/A
Expected life (years)	N/A	3 – 5	N/A
Expected volatility	N/A	111 – 129%	N/A
Dividend yield	N/A	0%	N/A
Forfeiture rate	N/A	0%	N/A

16.	Warrants

A continuity of the Company’s outstanding share purchase warrants for the year ended December 31, 2025, 2024, and 2023 is presented below:

	Number of warrants	Weighted average exercise price (CAD)
Outstanding, December 31, 2022	4,077,508	$11.65
Issued	1,480,545	9.40
Expired	(2,000)	10.85
Outstanding, December 31, 2023	5,556,054	$11.05
Issued	6,963,840	0.90
Exercised	(6,728)	0.45
Expired	(2,509,712)	11.25
Outstanding, December 31, 2024	10,003,454	$3.93
Expired	(3,046,340)	10.89
Outstanding, December 31, 2025	6,957,114	$0.89

At December 31, 2025, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
2,646,475	0.90 CAD	May 28, 2026
104,073	0.45 CAD	May 28, 2026
1,228,445	0.90 CAD	May 31, 2026
72,450	0.45 CAD	May 31, 2026
306,496	0.90 CAD	June 10, 2026
7,819	0.45 CAD	June 10, 2026
452,556	0.90 CAD	June 19, 2026
12,180	0.45 CAD	June 19, 2026
1,694,520	0.90 CAD	June 28, 2026
400,000	0.90 CAD	July 3, 2026
30,000	0.90 CAD	July 5, 2026
2,100	0.45 CAD	July 5, 2026
6,957,114

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

16.	Warrants (continued)

As at December 31, 2025, the weighted average remaining contractual life of outstanding warrants is 0.44 years (December 31, 2024 – 1.17 years).

During the year ended December 31, 2024, the Company issued 5,369,573 warrants as part of units issued in private placements completed, 205,349 finder’s warrants pursuant to the private placements completed, and 1,388,918 warrants as part of units issued to settle debt and for services rendered.

The fair values for finder’s warrants granted during the year ended December 31, 2025, 2024, and 2023 have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2025	2024	2023
Risk-free interest rate	N/A	3.74 – 4.20%	3.77 – 4.43%
Expected life (years)	N/A	2	2
Expected volatility	N/A	92 – 93%	101 – 104%
Dividend yield	N/A	0%	0%

The Company had previously issued warrants in connection with private placements, or debt settlements where the exercise price of such warrants was denominated in USD. As such, the warrants were classified as derivate liabilities.

As at December 31, 2023, the fair value of the warrants were remeasured at $Nil as all the warrants had expired. The Company recognized a gain on the fair value change of $4,827 for the year ended December 31, 2023.

17.	Restricted Stock Units

During the year ended December 31, 2025 and 2024, the Company granted RSUs as follows:

●	On January 1, 2025, the Company granted 67,200 RSU’s which vest quarterly beginning January 1, 2025.

●	On January 1, 2024, the Company granted 87,600 RSU’s which vest quarterly beginning January 1, 2024. On December 27, 2024, 19,200 vested RSU’s were cancelled pursuant to a settlement agreement (Note 18).

●	As at December 31, 2024, the Company accrued for 207,700 RSU’s valued at $54,197 as an annual bonus to a member of management (Note 18).

●	During the year ended December 31, 2024, the Company granted 129,194 RSU’s valued at $63,986 pursuant to certain anniversary terms of the employment agreement of a member of management.

For the year ended December 31, 2025, the Company recognized $18,543 (2024 - $180,593 and 2023 - $2,279,059) in stock-based compensation expense for RSUs granted and vested.

	Number of unvested restricted stock units	Weighted average fair value per award
Balance, December 31, 2023	–	–
Granted	424,494	0.60
Canceled	(19,200)	0.25
Vested	(197,594)	0.40
Balance, December 31, 2024	207,700	0.15
Granted	67,200	0.09
Balance, December 31, 2025	274,900	0.14

As at December 31, 2025, the Company had 274,900 RSU’s (December 31, 2024 – 207,700) outstanding.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

18.	Related Party Transactions

At December 31, 2025, notes receivable included $Nil (December 31, 2024 - $37,172) to related parties.

At December 31, 2025, accounts payable and accrued liabilities included $1,121,180 (December 31, 2024 - $422,564) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2025, management fees and salaries of $430,437 (2024 - $735,661 and 2023 - $924,083), director fees of $86,400 (2024 - $118,200 and 2023 - $145,500), consulting fees of $752,808 (2024 - $609,485 and 2023 - $52,313), and stock-based compensation of $18,543 (2024 - $913,163 and 2023 - $1,294,051) were incurred to related parties.

During the year ended December 31, 2025, the Company granted 67,200 (December 31, 2024 - 87,600) RSU’s to directors pursuant to the Company’s director compensation plan. During the year ended December 31, 2024, the company granted 129,194 RSU’s pursuant to certain anniversary terms in the employment agreement of a member of management and accrued for 207,700 RSU’s valued at $54,197 as an annual bonus to a member of management. During the year ended December 31, 2024, as a result of a settlement agreement entered between the Company and a senior member of management, 19,200 RSU’s were cancelled.

During the year ended December 31, 2025, the Company issued 177,200 shares (2024 – 431,116) to directors and close family of directors for services performed. The shares issued during the year ended December 31, 2024 were also for RSUs which were granted and vested in previous periods.

During the year ended, December 31, 2025, the Company issued 254,683 shares (2024 – Nil) to officers for services performed and 34,600 shares (2024 – Nil) to settle obligation to issue shares that existed in prior periods.

During the year ended December 31, 2025, the Company issued Nil shares (2024 – 431,115) for RSU’s which were granted and vested during the year and during previous periods.

During the year ended December 31, 2025, the Company transferred equipment to a related party with a book cost net of accumulated depreciation of $34,386 to settle accounts payable of $96,993 (2024 – Nil) and recognized a gain on settlement of $62,607 ($64,199 adjusted for hyperinflation) (2024 – Nil).

During the year ended December 31, 2025, the Company issued 1,120,055 shares (2024 – 981,369) and Nil units (2024 – 815,260) with a fair value of $149,604 (2024 - $836,921) and $Nil (2024 - $327,388), respectively, to related parties of the Company to settle accounts payable of $202,197 (2024 - $800,958) and obligation to issue shares of $Nil (2024 - $146,401) and recognized a gain on settlement of $52,593 (2024 – loss of $216,951).

As at December 31, 2025, loans payable included CAD$248,189 (USD$181,806) (December 31, 2024 - CAD$252,743 (USD$191,811)) due to related parties. The loans payable are unsecured, bears interest ranging from 6% - 12% per annum and have maturity dates ranging from December 31, 2024 to December 27, 2026.

As at December 31, 2025, $24,000 (2024 - $6,000) in shares were owed to an officer of the Company.

During the year ended December 31, 2023, the Company repurchased 117,374 RSU’s from directors and recognized a reduction to equity of $799,212 on the transaction. $473,331 of the RSU’s repurchased was applied against outstanding notes receivable.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

19.	General and Administrative

	For the years ended
	December 31, 2025	December 31, 2024	December 31, 2023
Salaries and compensation	$2,457,882	$3,942,187	$3,391,346
Royalties	303,314	773,021	2,242,613
Professional fees	267,207	648,528	820,047
Investor relations	10,010	210,464	236,441
Office	132,026	178,592	230,472
Advertising	45,356	167,671	123,293
Filing and transfer fees	32,445	92,502	111,987
Travel	52,562	147,161	114,335
Penalties	-	53	19,763
Bank charges and other	18,809	22,714	4,675
Third party liability claim	1,880,855	-	-
	$5,200,466	$6,182,893	$7,294,972

20.	Segmented Information

During the years ended December 31, 2025, and 2024, the Company’s operations were in the resource industry in Turkey with head offices in Canada and a satellite office in Sofia, Bulgaria.

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2025
Revenue	$-	$2,880,658	$-	$2,880,658
Finance cost	(2,472,725)	(624,086)	-	(3,096,811)
Depletion	-	(139,550)	-	(139,550)
Depreciation	(8,206)	(56,583)	-	(64,789)
Accretion of asset retirement obligation	-	(269,386)	-	(269,386)
Stock-based compensation	(18,543)	-	-	(18,543)
Gain on debt settlement	577,725	-	-	577,725
Loss on write-off of notes and other receivables	(101,303)	-	-	(101,303)
Loss on sale and revaluation of AHFS	-	(328,631)	-	(328,631)
Impairment of O&G assets	-	(54,498,394)	-	(54,498,394)
Gain on net monetary position	-	12,791,869	-	12,791,869
Net loss	(3,627,177)	(45,592,713)	(1,011)	(49,220,901)
As at December 31, 2025
Current assets	$445,210	$764,000	$5,765	$1,214,975
Non-current assets	17,125	1,870,843	-	1,887,968
Current liabilities	$(16,997,003)	$(18,445,015)	$(146,338)	$(35,588,356)

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

20.	Segmented Information (continued)

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2024
Revenue	$-	$7,000,836	$-	$7,000,836
Finance cost	(2,536,892)	(23,756)	-	(2,560,648)
Depletion	-	(1,300,417)	-	(1,300,417)
Depreciation	(8,394)	(79,014)	-	(87,408)
Accretion of asset retirement obligation	-	(269,114)	-	(269,114)
Stock-based compensation	(1,058,222)	-	-	(1,058,222)
Impairment of O&G assets	-	(9,892,000)	-	(9,892,000)
Loss on debt extinguishment	(264,050)	-	-	(264,050)
Loss on sale and revaluation of AHFS	-	(132,737)	-	(132,737)
Gain on net monetary position	-	18,431,488	-	18,431,488
Net loss	(7,480,808)	(1,647,834)	-	(9,128,642)
As at December 31, 2024
Non-current assets	$24,277	$52,226,749	$-	$52,251,026

	Canada	Turkey	Bulgaria	Total
Year ended December 31, 2023
Revenue	$-	$16,797,366	$-	$16,797,366
Finance cost	(2,202,324)	(46,731)	-	(2,249,055)
Depletion	-	(5,119,174)	-	(5,119,174)
Depreciation	(8,497)	(167,267)	-	(175,764)
Accretion of asset retirement obligation	-	(219,536)	-	(219,536)
Stock-based compensation	(2,397,261)	-	-	(2,397,261)
Loss on debt extinguishment	(8,500)	-	-	(8,500)
Loss on impairment of assets held for sale	-	(1,556,787)	-	(1,556,787)
Gain on net monetary position	-	18,984,099	-	18,984,099
Net income (loss)	(7,900,218)	7,861,094	(4,718)	(43,842)
As at December 31, 2023
Non-current assets	$35,021	$53,710,753	$-	$53,745,774

The Company’s breakdown of net revenue by product segment is as follows:

	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Oil	$2,553,065	$3,323,925	$3,055,800
Gas	327,593	3,676,911	13,741,566
	$2,880,658	$7,000,836	$16,797,366

The Company has major customer concentration risk as all oil is sold to one customer and all gas is sold to a second customer.

The Company incurs royalties of 12.5%. During the year ended December 31, 2025, the Company incurred royalties totaling $303,314 (2024 - $773,021 and 2023 - $2,242,613) which is included in general and administrative expenses on the statements of loss and comprehensive loss.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

21.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due. The Company considers its capital for this purpose to be its stockholders’ equity. As at December 31, 2025, the Company is in a stockholders’ deficiency position of $38,897,470 (2024 – stockholders’ equity position of $14,149,208).

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

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

22.	Financial Instruments and Risk Management (continued)

As at December 31, 2025 and 2024, significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

	2025	2024
Cash and cash equivalents	396,859	$152,087
Accounts receivable	21,558	$63,120
Accounts payable	(5,211,836)	$(12,812,027)
Loans payable	(3,461,250)	$(4,176,234)
Lease liability	-	$(45,353)
Total	(8,254,669)	$(16,818,407)

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $378,008, at December 31, 2025. If the Turkish Lira strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $447,459, at December 31, 2025.

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company is exposed to interest rate risk through the variable interest debt facility it holds through its subsidiary PPE Turkey. A sustained increase or decrease in the variable interest rate by 5% would result in an increase or decrease in net loss and comprehensive loss of approximately $58,212 per year based on the principal balance outstanding as at December 31,2025.

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

The Company is subject to credit risk on its cash and cash equivalents and amounts receivable which consists primarily of trade receivables and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash with high-quality financial institutions.

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

The Company’s maximum credit exposure is $1,147,456 (December 31, 2024 - $2,051,297 and December 31, 2023 - $2,848,457).

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

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

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at December 31, 2025	Less than 1 year	1 – 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$18,792,482	$-	$-	$18,792,482
Loans payable	4,972,059	-	-	4,972,059
Convertible debt	11,823,815	-	-	11,823,815
Total liabilities	$35,588,356	$-	$-	$35,588,356

As at December 31, 2024	Less than 1 year	1 – 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$14,807,865	$-	$-	$14,807,865
Loans payable	5,361,978	-	-	5,361,978
Lease liability	25,200	50,400	-	75,600
Convertible debt	11,061,497	-	-	11,061,497
Total liabilities	$31,256,540	$50,400	$-	$31,306,940

As at December 31, 2023	Less than 1 year	1 – 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$14,065,019	$		$-	$14,065,019
Loans payable	3,464,450		-	-	3,464,450
Lease liability	58,919		116,651	60,921	236,491
RSU obligation	18,398		-	-	18,398
Convertible debt	1,361,525		11,988,362	-	13,349,887
Total liabilities	$18,968,311		$12,105,013	$60,921	$31,134,245

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

23.	Income Tax

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

For the years ended December 31,	2025	2024	2023

Net income (loss) before income taxes	$(52,713,569)	$(6,681,589)	$1,816,484
Effective tax rate	27%	27%	27%
Expected income tax recovery	$(14,232,664)	$(1,804,029)	$490,451
Change in statutory, foreign tax, foreign exchange rates, and other	3,177,821	(109,080)	(199,665)
Permanent differences	999,092	2,628,742	1,335,113
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	122,462	381,147	249,576
Change in unrecognized deductible temporary differences	6,440,621	1,350,273	(15,149)
Total	$(3,492,668)	$2,447,053	$1,860,326

For the years ended December 31, 2025 and 2024, the tax effected items that give rise to significant portions of the deferred tax assets and deferred tax liabilities as at year-end are presented below:

As at December 31,	2025	2024	2023
Deferred tax liabilities
Oil and gas properties	$-	$(10,117,185)	$(9,990,074)
Property and equipment	(9,791)	(80,212)	(60,011)
Convertible debt	-	(76,898)	(327,305)

Deferred tax assets
Assets held for sale	$-	$388,917	$311,357
Asset retirement obligation	9,791	1,179,042	1,249,406
Non-capital losses	-	4,466,394	6,685,079
Net deferred tax assets (liabilities)	$-	$(4,239,942)	$(2,131,548)

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2025	Expiry	2024	Expiry	2023	Expiry

Share issue costs	773,177	2028	1,899,434	2028	2,782,651	2027
Oil and gas properties	124,154	N/A	-	N/A	-	N/A
Property and equipment	29,700	N/A	19,579	N/A	16,101	N/A
Asset retirement obligation	6,363,104	N/A	-	N/A	-	N/A

Non-capital losses	66,363,185	See below	37,156,322	See below	23,300,283	See below
Canada	19,097,046	2042 to 2044	14,174,648	2042 to 2044	9,283,130	2042 to 2043
USA	17,378,146	indefinite	12,362,896	indefinite	4,228,651	indefinite
USA	10,615,538	2028 to 2037	10,615,538	2028 to 2037	9,785,059	2028 to 2037
Turkey	19,267,743	N/A	-	N/A	-	N/A
Bulgaria	4,712	2028	3,240	2028	3,443	2028

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

24.	Commitments and Contingencies

TR1 Master Fund loans

The Company has filed claims in connection with ongoing receivership proceedings against certain Traynor Ridge Capital entities (Note 9), alleging that improper and unlawful trading activities in the Company’s securities caused a significant decline in its share price and resulted in substantial financial losses, including impairment of a planned equity financing. The Company is seeking damages of up to $25 million per respondent on a joint and several basis. A threshold hearing is scheduled to determine whether the claims disclose a valid cause of action. At this stage, the outcome of the proceedings is uncertain, and no amounts have been recognized in the consolidated financial statements. The Company is seeking to offset any amounts outstanding under the TR1 Master Fund loans (Note 9) against damages claimed by the Company.

Close-out Fund

The Company’s subsidiary PPE Turkey, committed to contribute to the Close-Out Fund (Note 12) where it has deposited 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained. PPE Turkey did not meet its commitment during 2025 and as a result its contribution to the Close-Out Fund is short by approximately $33,000. PPE Turkey was disposed of subsequent to year end (Note 25).

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

The Company’s subsidiary PPE Turkey is defending an action brought by the same drilling contractor in Europe to which it has advanced an arbitration claim, for drilling services seeking $3 million. This amount has fully been recorded in accounts payable in accordance with guidance as there is significant uncertainty as to the outcome of the arbitration. PPE Turkey was disposed of subsequent to year end (Note 25).

Third party liability claim

As at December 31, 2024, the Company included in accounts payable and accrued liabilities a potential liability for an invoice in the amount of $144,247, issued to a 3rd party with whom the Company previously had a farm-in arrangement. The vendor is claiming that the Company is liable given the previous relationship. As at December 31, 2025, the Company included in accounts payable and accrued liabilities an additional $1,880,855 related to additional claims for invoices issued to the 3rd party. The claims and related accruals were held within PPE Turkey that was disposed of subsequent to year end (Note 25). The Company disputes the asserted claims, and the ultimate resolution of these matters remains uncertain.

Dispute with former employees

The Company has filed claims against, and has received counter claims from former employees of PPE Turkey which was disposed of subsequent to year end (Note 25). Management believes the claims against the Company are without merit. Accordingly, no provision has been recognized as at year end. The ultimate outcome of the proceedings cannot presently be determined.

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars)

25.	Subsequent events

Fourth Supplemental Indenture

On March 20, 2026, the Company entered into a fourth supplemental debenture indenture (the “Fourth Supplemental Indenture”) related to the Company’s unsecured convertible debentures issued on April 20, 2023, bearing interest at 12% per annum (Note 11).

The total amount owing under the convertible debentures will be comprised of the principal of CAD15.0 million and accrued to March 20, 2026 (the “Amount Due”). Pursuant to the Fourth Supplemental Indenture, and conditional upon the Company completing an equity financing of not less than CAD10.0 million on or before September 30, 2026, the following settlement terms will apply:

(1)	approximately CAD11.0 million of the Amount Due will be converted into common shares of the Company at the same price as the equity financing; and,

(2)	the remaining balance including accrued interest will be forgiven by the debenture holders.

If the Company does not complete the required financing by September 30, 2026, the Fourth Supplemental Indenture will terminate and the full Amount Due will remain payable in accordance with the original terms of the debentures.

M47 Block earn-in

Subsequent to year end, the Company, through a wholly owned subsidiary, entered into an agreement to earn a 29% working interest in the M47 block in exchange for total funding commitments of approximately $15.0 million. The earn-in is subject to the Company funding certain work program costs, including approximately $9.5 million for the 2026 work program and approximately $5.5 million for the 2027 work program. As part of the agreement, the Company is expected to fund a significant portion of the costs of initial drilling and seismic programs, after which costs will be shared based on participating interests. The earn-in is contingent upon the Company meeting its funding commitments.

Sale of PPE Turkey

In April 2026, the Company, through a subsidiary, entered into an agreement to sell all of the issued and outstanding shares of PPE Turkey, which holds the Company’s license interests in the SASB natural gas project and the Cendere oil field.

Under the terms of the agreement, the purchaser will assume the assets and liabilities associated with PPE Turkey. In connection with the transaction, the Company will retain a 7% gross overriding royalty on future production revenues from the underlying licenses. The royalty becomes payable once cumulative gross revenues from the licenses following closing exceed $7.5 million and may also be realized upon any future disposition of the licenses by the purchaser.

Unit issuance

Subsequent to year end, the Company issued 2,000,000 units for gross proceeds of CAD300,000. Each unit consists of one common share in the capital of the Company and one half of one common share purchase warrant. Each whole warrant is exercisable at CAD0.25 and shall be exercisable for a period of one (1) year from the date of issue.

